FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 6, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Reference Form – 2012- BRF S.A.

Contents

1	Persons responsible for the form’s content
1.1	Declaration and Identification of the persons responsible	8
2	Independent Auditors
2.1/2.2	Identification and remuneration of the Auditors	9
2.3	Other significant information	10
3	Selected financial information
3.1	Financial information	11
3.2	Non-accounting measurements	11
3.3	Events subsequent to the last financial statements	12
3.4	Policy for use of the proceeds	14
3.5	Distribution of dividends and retained earnings	17
3.6	Dividends declared under retained earnings or reserves account	17
3.7	Level of debt	17
3.8	Liabilities according to type and maturity	17
3.9	Other significant information	17
4	Risk factors
4.1	Description of the risk factor	18
4.2	Comments on expected changes in exposure to risk factors	37
4.3	Significant and non-confidential legal, administrative and arbitration proceedings	37
4.4	Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors	39
4.5	Significant confidential proceedings	40
4.6	Repetitive or related and non-confidential legal, administrative and arbitration proceedings which collectively are deemed significant	40
4.7	Other significant contingencies	41
4.8	Rules of the country of origin and of the country in which the securities are held in custody	41

5	Market risk
5.1	Description of the principal market risks	46
5.2	Description of the policy for management of market risks	69
5.3	Significant changes in the principal market risks	93
5.4	Other significant information	93
6	Issuer’s background
6.1/ 6.2/6.4	Constitution of the issuer, duration and date of registration with the CVM	94
6.3	Brief background information	94
6.5	Principal corporate events at the issuer, controlled or affiliated companies	97
6.6	Information of filing for bankruptcy based on a significant value or court or extra-court supervised recovery	99
6.7	Other significant information	99
7	Activities of the issuer
7.1	Description of the issuer’s and controlled companies’ activities	99
7.2	Information on operational segments	100
7.3	Information on products and services relative to the operational segments	103
7.4	Clients responsible for more than 10% of net operating revenue	120
7.5	Significant impacts of state regulation on the activities	120
7.6	Significant revenues generated overseas	121
7.7	Impact of foreign regulation on the activities	122
7.8	Significant long-term relations	122
7.9	Other significant information	125
8	Economic group
8.1	Description of the Economic Group	156
8.3	Restructuring operations	162

9	Significant assets
9.1	Significant non-current fixed assets - others
9.1	Significant non-current assets/ 9.1.a- Plant, property and equipment	167
9.1	Significant non-current assets/ 9.1.b- Patents, brands, licenses, concessions, franchises and transfer of technology agreements	170
9.1	Significant non-current assets/ 9.1.c – Corporate stakes	190
10	Directors’ comments
10.1	General financial and equity conditions	202
10.2	Operating and financial result	208
10.3	Relevant events which have occurred or are expected in the financial statements	226
10.4	Significant changes in accounting practices – Qualifications and emphases in the auditor’s opinion	237
10.5	Key accounting policies	242
10.6	Internal controls with respect to the preparation of the financial statements – Degree of efficiency and deficiency and current recommendations in the auditor’s report	253
10.7	Use of resources from distribution of public offerings and eventual deviations	254
10.8	Significant items not shown in the financial statements	254
10.9	Comments on items not shown in the financial statements	257
10.10	Business plan	261
10.11	Other factors with significant influence	263
11.	Forecasts
11.1	Disclosed forecasts and assumptions	264
11.2	Monitoring and changes to disclosed forecasts	266
12.	Meeting and management
12.1	Description of management structure	271
12.2	Rules, policies and practices relative to the general meetings	279
12.3	Dates and newspapers for publication of information required pursuant to Law 6.404/76	282
12.4	Rules, policies and practices with respect to the Board of Directors	283

12.5	Description of commitment clause for resolution of disputes through arbitration	283
12.6/8	Composition and professional experience of the management and fiscal council	283
12.7	Composition of the statutory committees and audit, financial and compensation committees	283
12.9	Experience of conjugal relations, common law marriage or family affinity up to 2 times removed in relation to members of management of the issuer, controlled and controlling companies	283
12.10	Relation of subordination, rendering of service or control between management and controlled and controlling companies and others	283
12.11	Agreements, including insurance policies, for payment or reimbursement of expenses borne by members of management	294
12.12	Other relevant information	294
13.	Compensation of members of the management
13.1	Description of the policy or practice of compensation including the non-executive directors	300
13.2	Total compensation of the board of directors, executive board and fiscal council	303
13.3	Variable compensation of the board of directors, executive board and fiscal council	305
13.4	Equities based compensation plan of the board of directors and executive board	307
13.5	Participation in shares, units and other convertible securities held by members of management and fiscal councilors- by corporate body	311
13.6	Equities based compensation of the board of directors and the executive board	311
13.7	Information on unexercised options held by the board of directors and by the executive board	313
13.8	Exercised options and shares delivered relative to equities-based compensation of the board of directors and the executive board	313
13.9	Information necessary for understanding data published in items 13.6 to 13.8 – Method for pricing the value of the shares and options	313
13.10	Information on pension plans granted to members of the board of directors and to the executive directors	315
13.11	Maximum, minimum and average individual compensation of the board of directors, the executive board and the fiscal council	316
13.12	Compensation or indemnification mechanisms for members of management in the event of removal from the retirement position	317
13.13	Percentage of total compensation held by management and members of the fiscal council who are parties related to the controllers	317

13.14	Compensation of the management and members of the fiscal council, grouped by corporate body, received for any reason other than for the post which they hold	317
13.15	Compensation of management and members of the fiscal council recognized in the result of controlling, either direct or indirect, of companies under common control and of companies controlled by the issuer.	317
13.16	Other significant information	317
14.	Human resources
14.1	Description of the human resources	318
14.2	Significant changes- Human resources	319
14.3	Description of employee compensation policy	319
14.4	Description of relations between the issuer and the labor unions	320
15.	Control
15.1/2	Shareholding position	321
15.3	Capital distribution	323
15.5	Shareholders’ agreement filed at the issuer’s head office or to which the controller is a party	323
15.6	Significant changes in the participations of members of the controlling group and the members of management of the issuer	323
15.7	Other significant information	324
16.	Transactions involving related parties
16.1	Description of the rules, policies and practices in relation to transactions with related parties	325
16.2	Information on transactions with related parties	326
16.3	Identification of the measures taken for handling conflicts of interest and statement of the strictly cumulative nature of the conditions agreed or of the appropriate compensatory payment	337
17.	Capital Stock
17.1	Information on capital stock	338
17.2	Increase in capital stock	338
17.3	Information on stock splits, reverse stock splits and stock dividends	341

17.4	Information on reductions in capital stock	341
18.	Securities
18.1	Share rights	342
18.2	Description of eventual statutory rules which limit the voting rights of significant shareholders or obliges them to hold a public offering	343
18.3	Description of exceptions and suspensive clauses relative to equity or political rights enshrined in the bylaws	347
18.4	Trading volume and highest and lowest prices of the traded securities	348
18.5	Description of other issued securities	349
18.6	Brazilian markets on which securities are eligible to trade	353
18.7	Information on class and type of security eligible to trade in overseas markets	353
18.8	Public offerings for distribution effected by the issuer or by third parties including controllers and affiliated and controlled companies relative to the issuer’s securities	354
18.9	Description of public offerings for acquisition made by the issuer with respect to shares issued by third parties	354
18.10	Other significant information	354
19.	Buyback/treasury plans
19.1	Information on plans for buyback of issuer’s shares	357
19.2	Movement of securities held as treasury stock	358
19.3	Information on securities held as treasury stock on the closing date of the last fiscal year	358

20.	Trading policy
20.1	Information on securities’ trading policy	359
20.2	Other significant information	360
21.	Disclosure policies
21.1	Description of internal norms, charters or procedures with respect to the disclosure of information	360
21.2	Description of the policy for disclosing a material act or fact and procedures for maintaining confidentiality of undisclosed material information	361
21.3	Members of management responsible for implementing, maintenance and supervision of the information disclosure policy	377

22.	Extraordinary business
22.1	Acquisition or sale of any significant asset which is not classified as a normal operation in the business of the issuer	377
22.2	Significant changes in the way the issuer’s businesses are conducted	377
22.3	Significant agreements signed by the issuer and its controlled companies not directly related to their operations	377
22.4	Other significant information	377

1.1  Declaration and Identification of the persons responsible

Person in Charge of the Form’s Content:

Leopoldo Viriato Saboya -  CFO and Investor Relations Officer

José Antonio do Prado Fay – Chief Executive Officer

The above qualified executive officers declare that:

a. they have reviewed the reference form;

b. all information contained in the form meets the provision in CVM Instruction 480, especially articles 14 and 19;

c. the information as a whole contained in the reference form is a true, precise and complete reflection of the economic-financial situation of the issuer and the risks inherent to its activities, and of the securities issued by it.

2. AUDITORS

2.1. As regards to the independent auditors

2.2. Report the total independent auditors' compensation for the last year, including the fees related to the audit services and those related to any other services rendered

Auditor CVM Code:

418-9

Auditor Corporate Denomination:

KPMG Auditores Independentes

Auditor CNPJ:

57.755.217/0001-29

Service period:

04/27/2009         to 12/31/2011

Technical supervisor:

Danilo Siman Simões

CPF:

524.053.116-15

Adress:

Street Dr. Renato Paes de Barros, 33, Post Office Box 2467, São Paulo, SP, Brazil, Zip Code 04530-904

Telephone 55 (11) 21833320, Fax 55 (11) 21833320, email dsimoes@kpmg.com.br

Description of hired services:

Audit services, in order to issue an audit report according Brazilian and international audit rules to addressing the balance sheet, statements of income, statements of changes in shareholders’ equity, statements of cash flows and statements of value added.

Audit fees: R$3,484 thousand.

Audit fees mentioned above are the aggregate fees billed and billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information.

Tax fees: R$ 216 thousand in 2011. Tax fees are fees billed for tax compliance.

Audit-related fees: R$ 490 thousand. Fees billed by KPMG Auditores Independentes are related to the advice abroad and Abu Dhabi consulting.

Auditor CVM Code:

471-5

Auditor Corporate Denomination:

Ernst & Young Terco Auditores Independentes S.S.

Auditor CNPJ:

61.366.936/0001-25

Service period:

01/01/2012 to 31/03/2013

Technical supervisor:

Antonio Humberto Barros dos Santos

CPF:

104.575.398-01

Address:

Avenue Presidente Juscelino Kubitschek nº 1830 – 10º floor – Itaim-BIbi, São Paulo, SP, Brazil, Zip Code 04543-900

Telephone 55 (11) 3758-3614, Fax 55 (11) 3758-3014, email juridico.sp@br.ey.com

Description of hired services:

Audit services, in order to issue an audit report according Brazilian and international audit rules to addressing the balance sheet, statements of income, statements of changes in shareholders’ equity, statements of cash flows and statements of value added.

Audit fees the amount R$5,402 thousand, represent the total aggregate fees billed and to billable by our independent auditors in connection with the audit of the Company’s annual consolidated financial statements and review of the Company’s quarterly financial information. Audit fees for the tax represent R$344 thousand. Audit fees abroad represent R$13 thousand. Audit fees for validation based advertising campaign represent R$161 thousand and training audit fees represent R$15 thousand.

2.3. Other material information

The Company’s Board of Directors has established pre-approval procedures for the engagement of its registered public accounting firm for audit and non audit services. Such services can only be hired if approved by the Board of Directors, and if the scope is in compliance with the restriction provided under applicable rules and they do not jeopardize the independence of our auditors.

3. SELECTED FINANCIAL INFORMATION

3.1. Accounting Information

                a. Shareholders’ Equity

                b. Total Assets

                c. Net Revenue

                d. Gross Result

                e. Net Result

                f. Number of Shares, except Treasury Shares

                g. Book Value per Share (R$)

                h. Net Result per Share (R$)

                i. Other accounting information selected by the Company

	Reais	2012	2011	2010
a.	Shareholders' Equity	14,576,040,000.00	14,109,917,000.00	13,636,518,000.00
b.	Net Assets	30,772,248,000.00	29,983,456,000.00	27,751,547,000.00
c.	Net Revenue	28,517,383,000.00	25,706,238,000.00	22,681,253,000.00
d.	Gross Result	6,453,820,000.00	6,659,275,000.00	5,730,101,000.00
e.	Net Result	820,667,000.00	1,365,089,000.00	804,996,000.00
f.	Number of Shares, except Treasury Shares	870,073,911	869,453,804	871,692,074
g.	Book Value per share (R$)	16.75264574	16.228484	15.643733
h.	Net Result per Share (R$)	0.943215271	1.57005	0.92350

3.2. Non-Accounting Information:

a.      non-accounting measurements disclosed by the Company in the last fiscal year;

b.      reconciliations between the amounts disclosed and the amounts of the audited financial statements;

c.       explain the reason to believe that such measurement is more adequate for the proper understanding of its financial position and result of its operations.

Corporate Law - in millions of Brazilian Reais
	2012	total
Net Income		813,2
(±) Income tax and social contribution		(2,4)
(±) Financial expenses, net		570,6
(+) Depreciation, amortization and deplention		966,7
= EBITDA		2.348,1
(±) Other operating income		347,0
(±) Equity Pick-Up		(22,4)
(±) Non-controlling shareholders		7,4
= Ajusted EBITDA		2.680,1

Corporate Law - in millions of Brazilian Reais
	2011	total
Net Income		1.367,4
(±) Income tax and social contribution		156,5
(±) Financial expenses, net		479,5
(+) Depreciation, amortization and deplention		886,3
= EBITDA		2.889,7
(±) Other operating income		365,0
(±) Equity Pick-Up		(9,0)
(±) Non-controlling shareholders		(2,3)
= Ajusted EBITDA		3.243,4

EBITDA is defined as profit before financial income (expenses) net, income tax and social contribution, depreciation, amortization and depletion and other operation income, used as a performance measure by the Company.

The Company believes that EBITDA is practical form to measure its operational performance and allow and enable an effective comparison of reflections from different periods, as a measure of value.

3.3. Events subsequent to the last financial statement

3.3. To identify and comment any subsequent event to the last financial statements of the fiscal year which were substantially changed

Acquisition of share equity of Federal Foods Limited (“Federal Foods”)

According to the strategic plan of become a worldwide Company and strengthen its trademarks through local markets, on January 16, 2013 BRF concretized, through its subsidiary in Austria, the acquisition of 49% of the share equity of Federal Foods. The remaining share equity will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Federal Foods is a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), and distributor of Sadia’s products for more than 20 years, as well as chilled, frozen and dry products from other trademarks and suppliers.

Currently, BRF’s products represent approximately 65% of Federal Foods net revenue.

The total investment for the acquisition of 49% of Federal Foods share equity was US$37,100.

Supplementary distribution of dividends

In the Extraordinary Meeting, occurred on February 21, 2013, the Company’s Board of Directors approved a supplementary distribution of dividends in the amount of R$45,300.

Bonds Issuance and Exchange Offering

BRF announced on May 15th 2013, the offerings of (i) 10 (ten) year bonds in the aggregate amount of U.S.$500 million and (ii) 5 (five) year bonds in the aggregate amount of R$500 million.

The USD Bonds, which will mature on May 22, 2023, will be issued with a coupon of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013.

The BRL Bonds, which will mature on May 22, 2018, will be issued with a coupon of 7.75% per year (yield to maturity 7.75%), payable semi-annually beginning on November 22, 2013.

The Bonds will be senior unsecured obligations of BRF and rank pari passu with other senior unsecured indebtedness of BRF.

BRF intends to use the proceeds of the Offerings to extend its debt maturity profile by refinancing short- and medium-term maturity indebtedness and for general corporate purposes.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM). The Bonds may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The Bonds are not being offered into Brazil. BRF intends to apply for listing of the Bonds on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

On May 20 2013 BRF S.A. announced the commencement of an offer by its subsidiary Sadia Overseas Ltd. to eligible holders to exchange outstanding Notes due 2017 issued by Sadia Overseas and guaranteed by BRF and outstanding Senior Notes due 2020 issued by BRF’s subsidiary BFF International Limited and guaranteed by BRF and, together with the 2017 Notes, for up to U.S.$150.0 million aggregate principal amount of BRF’s Senior Notes due 2023, with the Existing Notes to be accepted in the following order of priority: first, the 2017 Notes and, second, the 2020 Notes, subject to proration.

The exchange offer and the Notes have not been and will not be registered under the Securities Act and may only be offered within the United States to qualified institutional buyers, or “QIBs” (as defined in Rule 144A under the Securities Act), and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Any offer or sale of the Notes in the exchange offer in any member state of the European Economic Area which has implemented the Prospectus Directive (as defined in the Eligibility Letter described below) must be addressed to qualified investors (as defined in the Prospectus Directive).  The exchange offer is being made solely pursuant to the Exchange Offer Memorandum and related letter of transmittal and consent, which more fully set forth and govern the terms and conditions of the exchange offer. Only those holders of existing Senior Notes who have previously certified to BRF that they are eligible to participate in the exchange offer through the eligibility letter (the “Eligibility Letter”) that BRF has previously distributed (“Eligible Holders”) are authorized to receive or review the Exchange Offer Memorandum or to participate in the exchange offer.

This communication is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The exchange offer and the Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).  The exchange offer and the Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The exchange offer and the Notes are not being offered into Brazil.

3.4. Policy of Use of Proceeds for the last 3 fiscal years

        a. rules regarding retained earnings

According to the Company’s by-laws, section 30, “the net income for the year will be allocated successively as follows;

1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4) up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

                b. rules regarding dividends distribution

For the 3 years ended from 2010 to 2012, the Company’s by-laws determined the distribution of a minimum dividend of 25% of the net income of the year for all Company’s’ shares, adjusted as specified in article 202 of Law No.6,404/76.

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our bylaws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year in which they are declared.

As permitted by the Brazilian Corporation Law, our bylaws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

                We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual Shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

The shareholders, at the deta of the dividends pronnuncement, will have the right to receive them. Usually, according to the Brazilian Corporation Law, the dividens must be paid within 60 days of its announcement, except when a shareholder deliberation establish other date for the payment that, have the obligation to occur until the end of the period in which the dividends was announced.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

                Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

                c. periodicity of dividend distribution

                Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

                d. any restrictions on dividend distribution imposed by law or regulation applicable to the issuer, as well as contracts, court decisions, administrative or arbitral

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

Prescription

Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

3.5. Adjusted net income, payments of dividends and profit retentions

(Reais)	Fiscal Year 12/31/2012		Fiscal Year 12/31/2011		Fiscal Year 12/31/2010
Adjusted Net Income		813,227,000.00		1,367,409,109.01		804,105,826.29
Dividends paid in relation to adjusted net income		39.355555		46.228594		32.644957
Return on equity		2.195727		4.480069		1.924978
Interest on Shareholders Equity distributed		274,750,000.00		632,134,000.00		262,500,000.00
Dividends		45,300,000.00		-		-
Retained Net Income		493,177,000.00		735,275,109.01		541,605,826.29
Approval date		4/9/2013		04/24/2012		04/29/2011

	Amount	Dividend Payment	Amount	Dividend Payment	Amount	Dividend Payment
Interest on Shareholders Equity	100,000,000.00	08/15/2012	292,343,997.00	08/29/2011	53,200,003.57	08/27/2010
Interest on Shareholders Equity	174,750,000.00	02/15/2013	339,790,000.00	02/15/2012	209,299,996.43	02/15/2011
Dividends	45,300,000.00	04/30/2013	-		-

3.6. Dividends declared under retained earnings account and reserves accrued in prior fiscal years

In the year ended December 31, 2012, 2011 and 2010, dividends were distributed as interests on shareholders’ equity were entirely derived from profit generated in the year.

3.7. Level of debt

Year	Amount of Debt (million Reais)	Index type	Indebtedness Level	Description
2012	9,771	Debt Index	1.11100000

3.8. Liabilities according to the type and maturity

Year (thousand Reais)	2012
Type of Guarantee	Up to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Secured Guarantee	380,287	506,107	321,477	197,862	1,405,735
Unsecured Guarantee	2,313,916	1,232,982	950,463	3,868,645	8,366,007
Total	2,694,204	1,739,090	1,271,941	4,066,508	9,771,743

3.9 To provide other information which the issuer considers relevant

In all previous years, including the year ended December 31, 2009, the Company prepared its financial statements in accordance with accounting practices adopted in Brazil. The financial statements for the year ended December 31, 2010 are the first statements prepared in accordance with the complete set of technical pronouncements, interpretations and guidelines issued by the Accounting Pronouncement Committee (CPC), are totally in convergence with international accounting standards “IFRS" issued by the International Accounting Standards Board “IASB”.

4. RISK FACTORS

4.1. Description of the risk factor

                a. Related to the Company

                b. Related to the direct or indirect controller or controlling group

                c. Related to its shareholders

                d. Related to the subsidiaries and affiliates

                e. Related to its suppliers

                f. Related to its clients

                g. Related to the economy sectors in which the Company operates

                h. Related to the regulation of the economy sectors in which the Company operates

                i. Related to foreign countries where the issuer

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control.

These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The decreases in demand and selling prices in 2009, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2009, the average corn price on the Chicago Board of Trade, or “CBOT,” was 29.1% lower than the average price in 2008 after increasing 41.1% in 2008 compared to 2007. Soybean prices decreased by 16.3% in 2009 after increasing 42.8% in 2008 compared to 2007. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and throughout 2009. Besides that, the exchange rate volatility and export performance adversely affected our financial performance in those periods.

The volatility of prices of our important raw materials has continued in 2010 and 2011. In 2011, the average corn price on the CBOT was 58.8% higher than the average corn price in 2010. However, the price of corn on the CBOT in December 2011 was 16.7% lower than the price of corn in June 2011, largely as a result of supply and demand volatility in the market. CBOT soybean prices decreased by 15.9% in December 2011 compared to June 2011. In 2011, we found it necessary to increase our selling prices of international products in order to mitigate the impact of the increase in the costs of our raw materials.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products).

Our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions. In 2008 and 2009, our business was materially affected by the global economic crisis, which resulted in increased volatility in our markets and contributed to the net losses recorded in the fourth quarter of 2008 and in the first half of 2009. For instance, the global economic crisis led to an increase in raw material prices, such as corn and soybeans, which we could not pass on to our customers. In addition, there was a sharp decrease in demand in 2009, which forced us to cut 20% of our meat production for export in the first quarter of 2009. Although Brazilian and global economic conditions generally improved in 2010, in 2011, the European sovereign debt crisis led to a significant slowdown in economic activity in Europe, increasing unemployment rates and decreasing meat consumption.  The upheaval in several countries in the Middle East and events in areas of Latin America also affected meat consumption in those regions.  Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease; (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below); and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major export markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. On June 11, 2009, the World Health Organization, or “WHO,” declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export  markets and could have a negative impact on the consumption of pork in those markets or in Brazil. In addition, any future significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even though no link between the influenza cases and pork consumption has been shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since 2003, there have been over 526 confirmed human cases of avian influenza and over 311 deaths, according to the WHO. Various countries in Asia, the Middle East and Africa reported human cases in the past five years and as recently as 2011, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In addition, in late 2011, China suspended supplies of live poultry to Hong Kong after a dead chicken there tested positive for avian influenza. In 2011, 62 cases were reported worldwide, with 34 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products.  In 2006, Russia began to impose quotas on Brazilian pork, beef and poultry products. Over the last two years, the Russian government has changed the allocation criteria for these quotas (particularly for pork and poultry products), which has negatively affected Brazil’s total export volume. Russia is also developing its local production capabilities and increasing quantitative restrictions. In 2011, Russia prohibited imports from several Brazilian states for health and sanitary reasons, which also decreased Brazil’s total export volume.

We have been affected by trade barriers imposed by a number of other countries from time to time.  In 2009, for example, Ukraine initiated an anti-dumping investigation. Although the investigation was eventually halted and Brazil is once again permitted to export poultry and pork to that country, we cannot predict whether Ukraine may take similar measures in the future.  In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken, specifically whole chicken and boneless cuts. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily halted Brazilian imports. A final decision by the South African government is expected by the end of this year. The Brazilian government concurrently considering initiating a WTO panel to investigate alleged violations of anti-dumping agreements. In addition, at the end of 2011, Iraq introduced some barriers to Brazilian chicken exports, and in the beginning of 2012, Argentina imposed additional restrictions on Brazilian pork.

In Europe, another of our important markets, the European Union has, for some time, charged protective tariffs to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that impacts sales of fresh premium cuts and some frozen hindquarter cuts, and imports of Brazilian pork are currently banned.

Developed countries also use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in our export markets. The Brazilian market for whole poultry, poultry cuts and pork cuts is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market. With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian domestic market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

In the Brazilian dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda., LBR (Lácteos Brasil S.A.) and Vigor. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety  area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing approximately 40% of our net sales in both 2010 and 2011. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia) and the Far East (particularly Japan, China and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•  exchange rate fluctuations;

•  deterioration in international economic conditions;

•  political risks, such as the “Arab Spring” events in the Middle East and recent Venezuelan elections and political instability in Iran;

•  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•  strikes or other events affecting ports and other transport facilities;

•  compliance with differing foreign legal and regulatory regimes; and

•  sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in the third quarter of 2007 and in March 2008, Brazilian federal government sanitary inspectors went on strike for approximately one month. More recently in August 2011, a strike at the Itajaí port affected exports for approximately two months. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November 2008 and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.  Any similar events in the future affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

In particular, political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have five production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America.  In the fourth quarter of 2011, we acquired two Argentine companies, Avex and Flora Dánica, demonstrating our commitment to expanding in Argentina.  However, executing our strategy in Argentina is subject to significant political and economic risks.  Political and economic conditions have been volatile in that country for more than a decade.  An economic crisis in 2001-2002 led to a long period of deep recession, inflation and political and social unrest.  After growth in the second half of that decade, Argentina suffered a sudden economic decline in 2009, accompanied again by inflation and political and social unrest.  Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products.  In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina.  For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina.  More recently, the Argentine government announced the effective nationalization of YPF S.A., Argentina’s leading energy company, through the expropriation of the controlling interest in YPF S.A. held by Repsol YPF S.A., a Spanish company.  The Argentine government’s action led to a dramatic decline in the prices of Argentine securities and great concern among international investors.  Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in civil, administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire are not renewed nor have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Finally, the company emphasizes that its corporate responsibility in relation to the environment is not just an imposition of the supervisory agencies and the fulfillment of laws, but a voluntary attitude that continually striving to improve the local environment, confirming its social responsibility.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased, which has increased the magnitude of the challenges described above. In 2009, we completed our business combination with Sadia, which was approved by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision making authority, or “CADE”) in 2011. Since the Sadia transaction, we have continued to grow through acquisitions, in line with our strategy to increase the internationalization of the company. In 2011, we acquired two Argentine companies, Avex S.A., a poultry producer, and Flora Dánica S.A., a margarine producer and distributor, for R$188.3 million. In addition, we acquired Heloisa Indústria e Comércio de Produtos Lácteos Ltda. for R$55.0 million, as a part of our strategy to increase our operations in the dairy business. We may not realize the benefits of the acquisitions we undertake, in the timeframe we anticipate or at all, because of integration or other challenges.

We may not realize the expected benefits of our business combination with Sadia, whether because of lost revenues from businesses we were required to divest, difficulty in achieving projected synergies or other reasons.

In July 2011, we received Brazilian antitrust approval for our business combination with Sadia from the CADE, but that approval was subject to a number of conditions, including, among others:

•         the suspension of our use of the Perdigão and Batavo  brands with respect to several product lines in the Brazilian market for periods ranging from three to five years;

•         the divestment of our Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana  and Delicata  trademarks; and

•         the divestment of 10 processed food plants, two hog slaughtering plants, two poultry slaughtering plants, four animal feed plants, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers and a related portfolio of contracts with integrated poultry and hog outgrowers.

In March 2012, we entered into an agreement with Marfrig Alimentos S.A. to exchange these assets for assets and cash held by Marfrig. Under the agreement:

•        We agreed to transfer to Marfrig:

•        the trademarks, intellectual property, real property, facilities and equipment described in the agreement with the CADE;

•        the assets and rights relating to eight distribution centers;

•        through a lease, our hog slaughtering plant in Carambeí in the State of Paraná, with an option by Marfrig to purchase the plant for R$188.0 million at the end of the lease term;

•        capital stock of certain subsidiaries relating to the assets above;

•        contracts with integrated producers to ensure that Marfrig will maintain the same levels of supply as BRF and Sadia did; and

•        Sadia’s 64.57% interest in the capital stock of Excelsior Alimentos S.A.

In return, Marfrig agreed to transfer to us its 90.05% interest in Quickfood S.A., an Argentine company; and R$350.0 million in cash, of which R$100.0 million must be paid between June and October 2012 and the remaining R$250.0 million will be paid in 72 monthly installments, plus interest at market rates.  The transaction with Marfrig is subject to conditions precedent, including an announcement by the CADE that the agreement fulfills the conditions of the Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”).  For more details on these agreements, see our 20F “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Investments—Business Combination with Sadia.”

Based on our results of operations for the year ended December 31, 2010, we estimate that the sale of assets and brands agreed with CADE represent revenues of approximately R$1.7 billion and sales volumes equivalent to approximately 456 thousand tons of in natura, marinated and processed products and other products.  We estimate that the suspended Perdigão  and Sadia  brand categories are equivalent to a further R$1.2 billion in revenues.

Although we expect to achieve synergies from the integration of the Brazilian operations of BRF and Sadia, those synergies may not compensate for the lost revenue from the divested brands and assets or the suspended brands or any unanticipated costs.  Our synergy projections are based on historical sales volumes, and if our sales volumes in future periods are lower than those we have assumed, our synergies could also be lower than our projections.  In addition, we estimate that we will need to invest approximately R$700 million from 2011 to 2013 to achieve our projected synergies.  We may not achieve the full amount of our projected synergies for 2012 to 2013, or it may take us longer to achieve these synergies than we currently anticipate.

The divestment and suspension of these brands will require us to refocus our marketing and sales efforts on our remaining brands in the Brazilian market and adjust our operations accordingly.  The transfers of our brands could lead to confusion among consumers and could affect customer loyalty.  In addition, we run the risk that any contamination or other health issue that may arise in the future from a product sold using one of our divested or suspended brands may be associated with our company, even if we did not produce the product.  Any such issue could have an adverse effect on our business, revenues and results of operations.

In addition, our integration of the Brazilian business of Sadia with our Brazilian business is ongoing, and any failure to effectively integrate those operations may increase our costs, adversely affect our margins or have other negative consequences.  The challenges of integration and transition include, among others:

•         devising a coherent marketing and branding strategy in our domestic market that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands, after giving effect to the transfer of brands to Marfrig;

•         continuing to integrate two of the largest customer distribution networks in Brazil;

•         continuing to integrate the extensive production facilities of BRF and Sadia in several Brazilian states; and

•         the potential loss of key customers of BRF or Sadia, or both.

The business combination with Sadia is significantly larger than any other transaction we have undertaken in the past, and the Brazilian antitrust approval raised more complex issues than we have faced in any other acquisition.  Any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of our common shares or ADRs.

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together, have the ability to significantly influence our decisions. Those pension funds owned 27.5% of our total capital as of December 31, 2011. They were parties to a shareholders’ voting agreement that expired on October 2011 that set forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. Although the current shareholders’ agreement has expired, the pension funds continue to be guided by its terms and are currently negotiating a new shareholders’ voting agreement.

As a result, these shareholders have, and will continue to have, the power to significantly influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). Under IFRS, we classify the risk of adverse results in these proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2012 are included in our 20F - “Item 8. Financial Information—Legal Proceedings” and Note 25 to our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third parties. See our 20F - “Item 4. Information on the Company—B. Business Overview—Production Process.” If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant cost. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mediate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in March 2011, a fire affected part of the installations of our Nova Mutum, Mato Grosso unit, and on October 2011, another fire affected part of the installations of our Brasília unit. Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot guarantee that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Risks Relating to Our Indebtedness

We have substantial indebtedness, especially since our business combination with Sadia, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2011, our total consolidated debt was R$8,053.5 million, including R$2,567.3 million of debt incurred by our subsidiary Sadia.

Our substantial indebtedness could have major consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•         limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•         increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•         limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•         making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•         placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•         exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years.

As of December 31, 2011, we had R$3,452.5 million of debt that matures in 2012, R$776.9 million of debt that matures in 2013, R$578.5 million of debt that matures in 2014, R$142.4 million of debt that matures in 2015 and R$3,103.3 million of debt that matures in 2016 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2011, we had R$4,723.8 million of foreign currency debt, including R$1,638.3 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets,

•         our operating results worsen significantly,

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•         we are unable to refinance any of our debt that becomes due,

•         we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant operating and financial restrictions on us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•         borrow money;

•         make investments;

•         sell assets, including capital stock of subsidiaries;

•         guarantee indebtedness;

•         enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•         enter into transactions with affiliates;

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects as well as the market prices of our common shares or the ADRs may be adversely affected by, among others, the following factors:

•         exchange rate movements;

•         exchange control policies;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•         inflation;

•         tax policies;

•         other economic political, diplomatic and social developments in or affecting Brazil;

•         interest rates;

•         energy shortages;

•         liquidity of domestic capital and lending markets;

•         changes in environmental regulation; and

•         social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market prices of our common shares or the ADRs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition, and the market prices of our common shares or the ADRs.

Brazil experienced high rates of inflation in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010 and 5.1% in 2011. In addition, according to the IPCA, published by the IBGE, the Brazilian consumer price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.  In both 2010 and 2011, the actual inflation rate was significantly higher than the Brazilian Central Bank’s target of 4.5%. Increases in personal expenses (which include services) were the main reason that consumer inflation did not meet the Central Bank’s target in 2011.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market price of our common shares and the ADRs.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2006 and 2007 the real  appreciated 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008, the real  depreciated 31.9% against the U.S. dollar. In 2009 and 2010 the real  appreciated 25.5% and 4.3%, respectively, against the U.S. dollar. In 2011, the real  depreciated 12.6% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

On the other hand, any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,723.8 million at December 31, 2011, representing approximately 59% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. Foreign-currency denominated credit facilities expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2011, our short-term consolidated exchange rate exposure was R$1,638.3 million of the amount described above. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares or the ADRs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators.

At the end of former president Luiz Inácio Lula da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 6.5% in 2011, leading to the Central Bank’s decision to increase interest rates to stabilize the situation.

At December 31, 2011, approximately 32% of our total liabilities from indebtedness and derivative instruments of R$8,053.5 billion was either (1) denominated in (or swapped into) reais   and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito  Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. These proposals are not assured to be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the rules of the New York Stock Exchange.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,292 billion, or U.S.$1,219 billion, at December 31, 2011 and an average daily trading volume of R$6.2 billion in 2011. By contrast, the New York Stock Exchange had a market capitalization of U.S.$11.8 trillion at December 31, 2011 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.5 billion in 2011. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 54.0% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2011. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 47.0% of all shares traded on the São Paulo Stock Exchange in 2011. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2011, and we do not expect to be a PFIC for 2012 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.

4.2. Comments on expected changes in exposure to risk factors.

                Currently, the Company does not visualize any changes in the risks mentioned under 4.1, other than those already specified in the descriptions of the principal risks.

4.3. Significant and non-confidential legal, administrative and arbitration proceedings.

Tax Cases:

1)    Subject: Industrialized Products Tax Credits- IPI- Sadia

a) Court: Judiciary- Lower Federal Court Joaçaba/SC
b) Level: 1st
c) Filing Date: 08.08.2007
d) Parties to the case: Federal Government x Sadia
e) Amounts, goods or rights involved: R$ 422,004,003.20 (12.31.2012)

Principal facts: Sadia used the IPI tax credit recognized in Ordinary Action No. 93.0017410-0 to offset debts COFINS, PIS and social contribution. The amount of credit used by the company had not yet been definitively quantified, which is why the IRS glossed compensation. In 2007 tax foreclosure was filed against Sadia. In 2010 the tax foreclosure was moved to Brasilia, where it was appended to the main action for implementing the credit award.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case of the entire credit of Sadia isn´t recognized after closed all instances of litigation, the company will be be compelled to pay debts corresponding tax.

h) Amount provisioned, if there is a provision: Not provisioned. See explanatory notes.

2)    Subject:   Industrialized Products Tax credit IPI- BRF

a) Court: Judiciary
b) Level: 2nd
c) Filing Date: 02.27.1987
d) Parties to the case: State Government x BRF S/A
e) Amounts, goods or rights involved: BRF – R$ 969,922,127.41 (12.31.2012)

Principal facts: Discusses the compensation of IPI premium credit on exports from 1982. The case became final decision favorable to the BRF. Was initiated liquidation of the sentence and in 2010 the court of 1st instance found to have a zero balance to be settled. In 2010 BRF appealed to Federal Court of Rio Grande do Sul and the decision was revised, keeping part of the credits. In 2011 were submitted requests for clarification regarding the decision. The BRF presented both special and extraordinary appeal. Only the Special Appeal was accepted and is waiting for judgment.

f) Risk of loss: Possible
g) Analysis of impact in the event of loss: There is no impact, as BRF is the plaintiff.
h) Amount provisioned, if there is a provision: Not provisioned.

3)    Subject: Tax Violation Notice- Profits Earned Abroad

a) Court: Administrative – Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.29.2008
d) Parties to the case: Federal Government x BRF S/A
e) Amounts, goods or rights involved: R$: 712,851,471.36 (12.31.2012)

Principal facts: The Company was notified by the Federal Revenue of Brazil for alleged non-payment of Income Tax and Social Contribution on Net Income in respect of profits earned by its subsidiaries established abroad. The defenses are supported by the fact that the foreign subsidiaries are subject exclusively to full taxation in the countries in which they are based as a result of treaties to avoid double taxation. Judgment is awaited Resources administratively.

f) Risk of loss: Possible

g)   Analysis of impact in the event of loss: In case the tax violation notice is upheld at administrative level, the discussion may be brought before the judiciary, and only after the case runs its course can it have financial impact.

h) Amount provisioned, if there is a provision: Not provisioned. See explanatory notes.

4)    Subject:  Tax Violation Notice- Singular Fine

a) Court: Administrative- Administrative Tax Council
b) Level: 2nd
c) Filing Date: 09.28.2009
d) Parties to the case: BRF S/A x Federal Government
e) Amounts, goods or rights involved: R$ 169,987,372.29 (12.31.2012)

f)    Principal facts: Concerns the regulatory fine equal to 0.02 per day in arrears up to 1% of gross revenue for the period based on the allegation of failure/delay to deliver the magnetic tape to RFB, in respect to the periods from 2003 to 2005. Challenge dismissed in part. Awaiting trial of the action for trade and resource volunteer.

g) Risk of loss: Remote

h)  Analysis of impact in the event of loss: In case the tax violation is upheld at the administrative level, the discussion may be brought before the judiciary, and only after the case runs it course can it have a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

4.4. Non-confidential legal, administrative and arbitration proceedings, the plaintiffs in which are administrators, ex-administrators, controllers, ex-controllers or investors.

a) Court: Lower Civil Court of the Judicial District of the City of São Paulo, State of São Paulo
j) Level: 1st
k) Filing Date: 01.28.2009
l) Parties to the case: Alexandre Dantas Fronzaglia x HFF Participações S/A
m)Amounts, goods or rights involved: R$ 20,300 (12.31.2012)

Principal facts: The plaintiff filed an action for damages against HFF (former controlling company of Sadia) for actual damages and lost profits arising from currency derivatives losses and, on the date of the facts, has 14,000 shares PN of Sadia. In February 2010, HFF filed its defense. The Judge in the case started the term for the plaintiff to reply to the defense. The Plaintiff’s reply was filed into the records in May 2010. The judge ruled in favor of the plaintiff for condemnation of HFF to the payment of BR$ 20.300,00. There was no appeal thus that decision has acquired the authority of a final one.

n) Risk of loss: Probable
o) Analysis of impact in the event of loss: R$ 20,300
p) Amount provisioned, if there is a provision: R$ 20,300

4.5. Significant confidential proceedings

                We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts.

4.6. Repetitive or related and non-confidential legal administrative and arbitration proceedings which collectively are deemed significant

Subject:  Fiscal War

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: States Governments x BRF or Sadia
e) Amounts, goods or rights involved: R$ 1,505,577,986.40
f) Principal facts: Fiscal War. Assessment of the State of destination of goods according not accepting the presumed benefit for the credit granted by the State of origin.
g) Risk of loss: Possible
h) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
i) Amount provisioned, if there is a provision: Not provisioned.

Subject:  Basic Needs Grocery Package

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: State Government x BRF S/A or Sadia
e) Amounts, goods or rights involved: R$ 483,935,725.95
f) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
g) Risk of loss: Possible

h)     Analysis of impact in the event of loss: In case there is no success at the administrative level, the dispute may be brought before the judiciary and only after the case runs its course can there be a financial impact.

i) Amount provisioned, if there is a provision: Not provisioned.

Subject:  PIS and COFINS

a) Court: Administrative/ Judiciary
b) Level: Various jurisdications
c) Filing Date: Various dates
d) Parties to the case: State Government x BRF S/A or Sadia
e) Amounts, goods or rights involved: R$ 1,386,012,228.29 (12.31.2012)

f)       Principal facts: The Company discusses administrative disallowance of PIS and COFINS in systematic noncumulative used in federal tax payments through claims for restitution and compensation statement.

g) Risk of loss: Possible
h) Analysis of impact in the event of loss: Discussion on administrative and judicial spheres, with possible financial impact after the final decisions on each case.
i) Amount provisioned, if there is a provision: Not provisioned. See explanatory notes.

4.7. Other significant contingencies

In the civil and tax area, there is none.

As of December 31st, 2012, we are party to 10,872 labor cases, the majority of which are claims arising from divergent interpretations on compliance with legal and regulatory rules on overtime, additional amounts related wage adjustments for inflation acquired prior to the introduction of Real, in the work environment, indirect terminations, illnesses and injuries supposedly incurred at work. Based on past experience and legal counsel, provisions were made for losses in the amount of R$ 134.4 million, which we believe to be sufficient to cover potential losses.

4.8. Rules of the country of origin and of the country in which the securities are held in custody.

Risks Relating to Our Common Shares and the ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by ADSs and evidenced by ARSs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADRs holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

Non-Brazilian holders of ADRs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais  may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven). For additional discussion of the tax consequences of a disposition of our common shares, see in our 20F - “Item 10. Additional Information––Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADRs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$2,569.41 billion, or U.S.$1,542.08 billion, at December 31, 2010 and an average daily trading volume of R$6.5 billion in 2010. By contrast, the New York Stock Exchange had a market capitalization of U.S.$16.5 trillion at December 31, 2010 (U.S. domestic listed companies) and an average daily trading volume of U.S.$71.2 billion in 2010. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 43.42% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2010. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 49.8% of all shares traded on the São Paulo Stock Exchange in 2010. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and we do not expect to be a PFIC for 2010 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.

5. Description of the principal market risks.

5.1    Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to currency risk and interest rate (Nota número 4-4T12)

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The policy establishes limits for the decision making and adoption of hedging instruments with the purposes of:

(i)       protecting from the exposure to fluctuation of interest rates;

(ii)     protecting from the exposure to variation of foreign exchange rates on debt and cash flow; and

(iii)   protecting from the exposure to changes in the commodities prices.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approving the Risk Policy. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each identified risk, according to the guidelines enacted by the Board of Directors as well as for approving:

(i)       the action plans defined for aligning the risks within the defined limits of tolerance;

(ii)     the performance indicators to be used in risk management;

(iii)   the overall limits; and

(iv)    the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Policy.

The Risk Management area has as primary task the monitoring, evaluation and reporting of financial risk taken by the Company, and among these are:

(i)            an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Policy;

(ii)          the preparation of reports;

(iii)        the evaluation and presentation of alternatives to mitigate risks; and

(iv)        the modeling and assessment of exposure to risks.

The tasks mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments utilized presenting the potential impacts.

The Risk Policy defines the strategies to be adopted, and Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

Considering the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the current fiscal year met the established objectives.

As permitted by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, in accordance with its Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow that:

(i)            is attributable to a particular risk associated with a recognized asset or liability;

(ii)          a highly probable predicted transaction; and

(iii)        could affect profit and loss.

The Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates,  the fluctuation of the interest rates and changes to the commodities prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This exhibition refers primarily to changes in market interest rates, that affect assets and liabilities of the Company, indexed to the London Interbank Offered rate ("LIBOR"), Long Term Interest Rate ("TJLP"). Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit Certificate ("CDI")  Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

The Company continually monitors the market interest rates, in order to evaluate any potential need to enter in hedging contracts to protect from the exposure to fluctuation of such rates. These transactions are basically characterized by contracts that exchange floating rate for fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP and UMBNDES.

With regards to the Company's marketable securities, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. If CDI increases, impacts become favorable, while if CDI decreases, results become unfavorable.

 In August 2011, the Monetary Policy Committee ("COPOM") initiated a cycle of monetary policy easing by reducing the basic interest rate from 12.5% p.a. to 7.25% p.a. in December 2012. Thus, interest income derived from investments subject to the CDI variations were reduced. Moreover, there is the maintenance of the expectation of low international interest rates. With LIBOR at historically low levels, there was a positive impact on financial costs linked to this indicator.

Regarding the exposure to fluctuation of interest rates, the results obtained for the year ended December 31, 2012, met the established objectives.

Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of the assets or an increase of the amounts of liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro (“EUR”) , Pound Sterling (“GBP”) and the Argentine Peso in relation to the Brazilian Real.

The objective of the Company’s Risk Policy is the protection from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations not denominated in Brazilian Reais, thus protecting the Company’s balance sheet, through the use of over-the-counter transactions (“swap”) and transactions on the futures exchange.

Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Cash and cash equivalents and marketable securities	120,671	40,469	1,502,407	1,689,551
Trade accounts receivable	231,560	37,921	1,606,544	1,379,420
Accounts receivable from subsidiaries	1,225,246	409,061	-	-
Restricted cash	-	-	9,137	-
Dollar futures agreements	204,350	65,801	204,350	65,801
Inventories	1,973	-	543,030	112,267
Forward contracts (NDF) (1)	-	-	-	11,255
Exchange rate contracts (Swap)	(31,652)	(359,369)	(31,652)	(359,369)
Loans and financing	(2,815,029)	(1,268,830)	(5,628,401)	(4,723,824)
Bond designated as cash-flow hedge	306,525	-	306,525	-
Pre-payment exports designated as cash-flow hedge	815,778	1,210,248	815,778	1,210,248
Trade accounts payable	(233,867)	(55,760)	(479,730)	(340,300)
Advance for pre-payment export to subsidiaries	(3,258,361)	(1,763,378)	-	-
Other assets and liabilities, net	11,271	-	310,829	71,948
	(3,421,535)	(1,683,837)	(841,183)	(883,003)

Foreign exchange exposure in US$	(1,674,350)	(897,663)	(411,638)	(470,734)

a.     Offshore non-deliverable forwards (NDF’s) not designated as hedge accounting, impacting financial result and not shareholders’ equity.

The Company's total net foreign exchange exposure as of December 31, 2012, is a liability of US$411,638 and is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For the purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.53%)	US$	2,057,804	(20,044)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 7.13%)	EUR	530,994	(11,268)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.22%)	GBP	176,385	(6,425)
Fixed exchange rate	Exchange rate	From 01/2013 to 04/2013	R$ (Pre of 7.66%)	US$	132,828	2,080
Swap	Exchange rate	Up to 03/2014	R$ (Pre of 9.75%)	US$ +1.58%	408,700	(76,934)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%do CDI)	56,112	2,119
Swap	Exchange rate	From 01/2013 to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%do CDI)	330,750	(2,165)
Swap	Interest rate	From 01/2013 to 06/2018	US$ +LIBOR 3M +2.48%	US$ +4.27%	408,700	(23,033)
Swap	Interest rate	From 01/2013 to 02/2019	US$ +LIBOR 6M +2.37%	US$ +5.60%	728,362	(78,615)
					4,830,635	(214,285)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 03/2013	US$ (Pre de 0.28%)	EUR	134,770	396
Swap	Exchange rate	Up to 03/2015	R$ (Pre de 8.41%)	US$ - 0.20%	31,652	(5,609)
Options	Live cattle	From 01/2013 to 07/2013	R$	R$	28,784	10
NDF	Live cattle	Up to 01/2013	R$	R$	854	57
Future contract	Exchange rate	Up to 02/2013	US$	R$	204,350	(782)
Future contract	Live cattle	Up to 10/2013	R$	R$	20,309	(7)
					420,719	(5,935)
					5,251,354	(220,220)

BR GAAP and IFRS
Parent company and Consolidated
12.31.11
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	Up to 01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	1,031
Swap	Exchange rate	From 10/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(16,702)
Swap	Interest rate	From 08/2012 to 06/2018	US$ +LIBOR 3M +1.43%	US$ +3.92%	375,160	(18,102)
Swap	Interest rate	From 07/2012 to 02/2019	US$ +LIBOR 6M +1.77%	US$ +4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	187,580	(3,593)
					5,717,156	(199,633)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	Up to 03/2012	US$ (Pre of 0.54%)	EUR	60,855	515
Swap	Interest rate	Up to 05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	56,274	(356)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.62%)	US$ +1.40%	359,369	(47,802)
Options	Live cattle	From 01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	Up to 09/2012	R$	R$	1,679	29
Future contract	Exchange rate	Up to 01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	Up to 10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

(1)    The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and future contracts with the objective of minimize the effects of the variations in the foreign exchange rates and for protection from the fluctuations of interest rates.

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company and were satisfactory.

Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting:

(i)            the relationship of the hedge;

(ii)          the objective and risk management strategy of the Company to hire a hedge transaction;

(iii)        the identification of the financial instrument;

(iv)         the hedge object or transaction;

(v)          the nature of the risk to be hedged;

(vi)        the description of the hedge relationship;

(vii)      the demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

(viii)    the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

Non-deliverable forwards - NDF

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional (R$)	Average USD	Curve	MTM	Notional (R$)	Average EUR	Curve	MTM	Notional (R$)	Average GBP
January 2013	(17,400)	(17,167)	275,872	1.9181	(2,412)	(2,518)	70,081	2.6079	(2,068)	(2,166)	21,470	2.9909
February 2013	(12,657)	(12,172)	222,741	1.9436	(2,279)	(2,237)	68,733	2.6306	(1,522)	(1,608)	21,470	3.0911
March 2013	(11,612)	(10,956)	269,742	1.9798	(1,384)	(1,279)	75,471	2.6833	(1,193)	(1,270)	23,452	3.1724
April 2013	(3,421)	(2,481)	279,960	2.0551	(872)	(895)	53,908	2.6967	(245)	(342)	19,819	3.3111
May 2013	6,674	6,467	214,567	2.1466	(940)	(918)	45,822	2.7017	(259)	(367)	18,167	3.3165
June 2013	4,435	4,353	245,220	2.1304	(1,503)	(1,549)	49,865	2.6851	(247)	(323)	16,516	3.3334
July 2013	1,245	1,245	112,393	2.1260	(1,163)	(1,239)	48,518	2.7132	(198)	(298)	15,855	3.3504
August 2013	2,764	2,925	141,001	2.1574	(266)	(382)	29,649	2.7655	(31)	(76)	9,909	3.4061
September 2013	3,115	3,410	143,045	2.1747	(351)	(368)	29,649	2.7796	(33)	(59)	9,909	3.4281
October 2013	2,340	2,776	102,175	2.1917	(399)	(380)	29,649	2.7931	(70)	(93)	9,909	3.4331
November 2013	1,575	1,556	51,088	2.2105	433	497	29,649	2.8932	210	177	9,909	3.5438
	(22,942)	(20,044)	2,057,804	2.0631	(11,136)	(11,268)	530,994	2.7002	(5,656)	(6,425)	176,385	3.2649

Interest rate and currency swap

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
Assets	Liabilities		Maturity	Balance	Balance
(Hedged object)	(Protected risk)	Notional	date	(contract curve)	(MTM)
LIBOR 6M	4.06% p.a.	US$21,428	07.22.13	(641)	(1,107)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	US$12,000	08.23.13	(240)	(513)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	US$8,000	07.19.13	(207)	(354)
LIBOR 6M	3.82% p.a.	US$4,000	03.20.13	(73)	(129)
LIBOR 6M	3.79% p.a.	US$6,000	02.13.13	(144)	(188)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	US$5,000	05.10.13	(28)	(100)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(1,664)	(22,700)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(291)	(21,661)
LIBOR 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(1,659)	(26,883)
LIBOR 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(1,646)	(26,641)
LIBOR 3M + 2.35% p.a.	3.07% p.a.	US$100,000	06.12.15	(2)	(1,372)
7.00% p.a.	76.00% CDI	US$35,000	07.15.13	954	2,119
LIBOR 3M + 2.50% p.a.	92.50% CDI	US$38,888	10.01.13	(324)	(783)
LIBOR 3M + 4.50% p.a.	100.00% CDI	US$77,777	12.23.13	(26)	(1,382)
R$ + 9.80%	US$ + 1.71%	US$40,000	03.17.14	(16,103)	(14,593)
R$ + 9.70%	US$ + 1.53%	US$30,000	03.17.14	(13,249)	(12,089)
R$ + 9.70%	US$ + 1.45%	US$70,000	03.17.14	(30,618)	(27,800)
R$ + 9.80%	US$ + 1.68%	US$30,000	03.17.14	(12,558)	(11,419)
R$ + 9.80%	US$ + 1.65%	US$30,000	03.17.14	(12,196)	(11,033)
				(90,715)	(178,628)

Fixed exchange rate

Fixed Exchange rate is a non-derivative financial instrument hired from financial institutions and allows the definition of future rate to internalization of resources arising from foreign activities. By means of contract it is necessary the submission of export invoices to prove the nature of resources which will be internalized trough closing exchange rate. Such contract has similar characteristics to a derivative contract non-deliverable forward since it determines, at the time of their hiring a future exchange rate. Nevertheless, the contract requires a physical settlement of the contracted positions.

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
	R$ x USD
Maturities	Curve	MTM	Notional (R$)	Average USD
January 2013	502	537	30,653	2.0825
February 2013	432	533	20,435	2.1103
March 2013	348	592	40,870	2.0954
April 2013	320	418	40,870	2.0961
	1,602	2,080	132,828	2.0949

Exports pre-payments - PPEs

As authorized by CVM Deliberation No. 604/09, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the PPEs designated as hedge accounting is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
Fiscal year	Hedge				Notional
ended	instrument	Subject to hedge	Type of risk hedged	Maturity	(US$)	MTM

12.31.12	PPE	Foreign Market Sales	US$ (E.R.)	From 10.2013 to 02.2019	399,206	815,778
12.31.11	PPE	Foreign Market Sales	US$ (E.R.)	From 01.2012 to 02.2019	645,190	1,210,248

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$66,527 (R$30,507 as of December 31, 2011), net of income tax of R$ 34,271 (R$15,716 as of December 31, 2011).

Senior Unsecured Notes – Bonds

According to CVM Deliberation No. 604/09, the Company designated on June 30, 2012, part of the transaction hired as Senior Unsecured Notes (Bond BRF2022), as hedge accounting.

In order to test the effectiveness of this hedge category, the Company established, a comparison between the exchange rate variation arising from contract of issuing bonds (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the bonds designated as hedge accounting is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
				Notional
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	(US$)	MTM

BRFSBZ 2022	Foreign Market Sales	US$ (E.R.)	06.2022	150,000	306,525

The unrealized gains and losses from bonds designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$2,198, net of income tax of R$1,132.

Gains and losses of derivative financial instruments designated as hedge accounting

The gains and losses from derivative financial instruments designated for intended for protection, while unrealized were recognized in the shareholders’ equity and as financial income or expense, respectively, are set forth below:

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	12.31.12	12.31.11	12.31.12	12.31.11
Derivatives for intended for protection
Foreign exchange risks	(40,746)	(101,129)	(71,890)	(2,634)
Interest rate risk	(43,465)	(46,050)	(3,288)	(7,065)
	(84,211)	(147,179)	(75,178)	(9,699)
Non derivatives for intended for protection
Foreign exchange risks	(104,128)	(46,223)	-	-
	(104,128)	(46,223)	-	-
Derivatives for intended for financial results
Interest rate risk	-	-	-	(356)
Foreign exchange risks	-	-	(6,392)	(48,094)
Market risk of live cattle	-	-	61	381
	-	-	(6,331)	(48,069)
	(188,339)	(193,402)	(81,509)	(57,768)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	12.31.12	12.31.11	12.31.12	12.31.11
Derivatives for intended for protection
Foreign exchange risks	(40,746)	(101,129)	(71,890)	(2,634)
Interest rate risk	(95,053)	(85,698)	(6,596)	(10,172)
	(135,799)	(186,827)	(78,486)	(12,806)
Non derivatives for intended for protection
Foreign exchange risks	(104,128)	(46,223)	-	-
	(104,128)	(46,223)	-	-
Derivatives for intended for financial results
Interest rate risk	-	-	-	(356)
Foreign exchange risks	-	-	(5,996)	(47,626)
Market risk of live cattle	-	-	61	381
	-	-	(5,935)	(47,601)
	(239,927)	(233,050)	(84,421)	(60,407)

The gains and losses from derivative financial instruments intended for protection designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$55,579 in the parent company and R$107,167 in the consolidated (R$97,138 in the parent company and R$136,786 in the consolidated as of December 31, 2011), net of income tax of R$ 28,632 (R$50,041 as of December 31, 2011).

Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company
	12.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	51,752	-	51,752
Trade accounts receivable	3,008,799	-	-	-	-	3,008,799
Credit notes	109,431	-	-	-	-	109,431
Lease receivable	81,542	-	-	-	-	81,542
Other receivables - TCD	326,052	-	-	-	-	326,052
Fair value
Marketable securities	-	658	268,375	-	-	269,033
Restricted cash	-	-	-	83,877	-	83,877
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,135,464)	(3,135,464)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(2,815,029)	(2,815,029)
	3,525,824	658	268,375	135,629	(9,840,413)	(5,909,927)

	BR GAAP
	Parent company
	12.31.11
	Loans and	Available for	Trading	Financial
	receivables	sale	securities	liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,429,793	-	-	-	1,429,793
Credit notes	100,783	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	(4,313,817)	(2,019,706)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	142,611	-	142,611
Trade accounts receivable	3,142,326	-	-	-	-	3,142,326
Credit notes	229,724	-	-	-	-	229,724
Lease receivable	81,542	-	-	-	-	81,542
Other receivables - TCD	326,052	-	-	-	-	326,052
Fair value
Marketable securities	-	273,062	280,693	-	-	553,755
Restricted cash	-	-	-	93,014	-	93,014
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,381,246)	(3,381,246)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(5,628,401)	(5,628,401)
	3,779,644	273,062	280,693	235,625	(12,899,567)	(8,330,543)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	166,784	-	166,784
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255
Restricted cash	-	-	-	70,020	-	70,020

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriatte accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•   The fair value is the price that an asset could be exchanged, a liability settled, between knowledgeable willing parties in a transaction without favoritism; and

•   Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of inputs create the hierarchy of fair value set forth below:

•    Level 1 - Prices quoted for identical instruments in active markets;

•    Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•    Level 3 - Instruments whose significant inputs are non-observable.

Management concluded that balances of cash and cash equivalents, trade accounts receivable and trade accounts payable are close to their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements is close to the fair value due to the major portion of the total gross debt bears interest based on the variation of TJLP, LIBOR and CDI, except the capital markets transactions (Bond). On December 31, 2012, the fair value adjustment for Bond (“BRFSBZ”) is represented by a positive impacto f R$521,092, which R$80,463 is attributable to Sadia Bonds (“BRFSBZ6”), R$295,030 is attributable to BFF Notes (“BRFSBZ7”) and R$145,599 is attributable to BRF Notes (“BRFSBZ5”), this impact was measured only for disclosure purposes not being recorded in the financial statements of the Company.

Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	BR GAAP
	Parent company
	12.31.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	907,919	907,919	68,755	68,755
Restricted cash
Held to maturity	83,877	83,877	-	-
Marketable securities
Available for sale	658	658	1,685	1,685
Trading securities	268,375	268,375	761,850	761,850
Held to maturity	51,752	51,752	-	-
Trade accounts receivable, net	3,008,799	3,008,799	1,429,793	1,429,793
Notes receivable	109,431	109,431	100,783	100,783
Lease receivable	81,542	81,542	-	-
Other receivables - TCD	326,052	326,052	-	-
Loans and financing	(5,173,913)	(5,173,913)	(3,043,121)	(3,043,121)
Bonds BRF	(1,531,036)	(1,676,635)	-	-
Trade accounts payable	(3,135,464)	(3,135,464)	(1,270,696)	(1,270,696)
Other financial assets	32,804	32,804	22,944	22,944
Other financial liabilities	(198,524)	(198,524)	(227,891)	(227,891)
	(5,167,728)	(5,313,327)	(2,155,898)	(2,155,898)

	BR GAAP and IFRS
	Consolidated
	12.31.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,930,693	1,930,693	1,366,843	1,366,843
Restricted cash
Held to maturity	93,014	93,014	70,020	70,020
Marketable securities
Available for sale	273,062	273,062	235,150	235,150
Trading securities	280,693	280,693	1,054,105	1,054,105
Held to maturity	142,611	144,013	166,784	166,784
Trade accounts receivable, net	3,142,326	3,142,326	3,210,232	3,210,232
Notes receivable	229,724	229,724	204,257	204,257
Lease receivable	81,542	81,542	-	-
Other receivables - TCD	326,052	326,052	-	-
Loans and financing	(5,910,905)	(5,910,905)	(6,149,842)	(6,149,842)
Bonds BRF	(1,531,036)	(1,676,635)	-	-
Bonds BFF	(1,561,993)	(1,857,023)	(1,431,514)	(1,580,992)
Bonds Sadia	(514,387)	(594,850)	(472,174)	(509,399)
Trade accounts payable	(3,381,246)	(3,381,246)	(2,681,343)	(2,681,343)
Other financial assets	33,200	33,200	23,459	23,459
Other financial liabilities	(253,420)	(253,420)	(270,693)	(270,693)
	(6,620,070)	(7,139,760)	(4,674,716)	(4,861,419)

Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

	BR GAAP
	Parent company
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	167,867	-	167,867
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designed as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	116	-	116
	101,166	200,671	-	301,837
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(192,077)	-	(192,077)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(198,524)	-	(198,524)

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174,181	-	-	174,181
Brazilian foreign debt securities	89,004	-	-	89,004
Exclusive investment funds	9,219	-	-	9,219
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	180,185	-	180,185
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designated as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	512	-	512
	373,570	213,385	-	586,955
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(246,973)	-	(246,973)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(253,420)	-	(253,420)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

Presented below is the description of the valuation methodologies used by the Company for financial instruments measured at fair value:

•        The investments in financial assets in the categories of Brazilian foreign debt securities, National Treasury Certificates (“CTN”), Financial Treasury Notes (“LFT”), financial investment funds and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•        The investments in financial assets in the categories of Bank Deposit Certificates (“CDB”) and the repurchase agreements backed by debentures are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•        The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including interest rates swap and foreign currency derivatives.

Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of trade accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2012, the Company had financial investments over R$10.000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco Votorantim, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, Credit Suisse, Deutsche Bank, Erste Bank, HSBC and JP Morgan.

The Company also held derivative contracts with the following financial institutions: ABN, Banco Bradesco, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Barclays, Citibank, Credit Suisse, Deutsche Bank, HSBC, ING Bank, JP Morgan, Merrill Lynch, Rabobank and Standard Bank.

4.1.            Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are associated to future cash flow that may jeopardize its liquidity and calculates the Cash Flow at Risk (“CFaR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seeks the liquidity and profitability of these assets avoiding concentration.

The Company maintains its leverage levels in a manner to not jeopardize the ability to honor commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2012, the long term debt portion accounted for 59% of the total outstanding debt with an average term greater than 3.5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2012:

	BR GAAP
	Parent company
	12.31.12
	Book	Cash flow						After
	value	contracted	2013	2014	2015	2016	2017	5 years
Non derivatives financial liabilities
Loans and financing	5,173,913	5,702,421	2,287,502	1,047,268	668,039	464,817	362,376	872,419
Bonds BRF	1,531,036	2,388,023	90,042	90,042	90,042	90,042	90,042	1,937,813
Trade accounts payable	3,135,464	3,135,464	3,135,464	-	-	-	-	-
Capital lease	124,228	138,945	79,841	31,612	9,429	7,659	10,404	-
Operational lease	-	364,573	84,785	71,153	48,118	34,946	30,964	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	125,851	44,048	(26,301)	36,519	10,235	10,292	10,480	2,823
Currency derivatives (NDF)	66,226	56,350	56,350	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	782	782	782	-	-	-	-	-
Interest rate and exchange rate derivatives	5,609	(2,228)	(1,693)	(749)	214	-	-	-
Commodities derivatives	56	56	56	-	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Book	Cash flow						After 5
	value	contracted	2013	2014	2015	2016	2017	years
Non derivatives financial liabilities
Loans and financing	5,910,905	6,487,890	2,580,808	1,172,268	815,636	470,897	368,390	1,079,891
Bonds BRF	1,531,036	2,388,023	90,042	90,042	90,042	90,042	90,042	1,937,813
Bonds BFF	1,561,993	2,365,988	111,115	111,115	111,115	111,115	111,115	1,810,413
Bonds Sadia	514,387	668,928	35,123	35,123	35,123	35,123	528,436	-
Trade accounts payable	3,381,246	3,381,246	3,381,246	-	-	-	-	-
Capital lease	124,228	138,945	79,841	31,612	9,429	7,659	10,404	-
Operational lease	-	364,573	84,785	71,153	48,118	34,946	30,964	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	180,747	110,143	(15,003)	47,792	20,969	20,710	20,957	14,718
Currency derivatives (NDF)	66,226	56,350	56,350	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	782	782	782	-	-	-	-	-
Interest rate and exchange rate derivatives	5,609	(2,228)	(1,693)	(749)	214	-	-	-
Commodities derivatives	56	56	56	-	-	-	-	-

Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, and other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the Management of inventory levels is used as a hedging instrument.

During the 2012 fiscal year, the Company utilized derivative instruments to mitigate the exposure to live cattle price variation. The derivative instruments are entered into to protect the following transactions:

(i)            forward purchase of cattle;

(ii)          contracting of own cattle confinement;

(iii)        contracting of cattle confinement with partnership; and

(iv)        spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value through the statement of income, regardless of the contract expiration date.

On December 31, 2012, the Company held a short position in the BM&F of 636 future contracts (150 contracts as of December 31, 2011) with maturity dates between January and October 2013.

In the counter market, the Company has not held any contracts with maturity dates in 2013. Additionally, through the utilization of options, the Company held a short position of 450 allotments (600 allotments as of December 31, 2011).

Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds Sterling, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

Parity - Brazilian Reais x U. S. Dollar		2.0435	1.8392	1.5326	2.5544	3.0653
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF and Fixed exchange rate (hedge accounting)	Devaluation of R$	23,122	242,186	570,780	(524,536)	(1,072,194)
Pre payment export	Devaluation of R$	(100,797)	(19,219)	103,148	(304,742)	(508,686)
Bonds	Devaluation of R$	(3,330)	27,323	73,301	(79,961)	(156,593)
Swaps	Devaluation of R$	(4,440)	36,430	97,735	(106,615)	(208,790)
Exports	Appreciation of R$	(1,495)	(240,831)	(599,835)	596,845	1,195,185
Net of tax effect		(86,940)	45,889	245,129	(419,009)	(751,078)
Statement of income		-	-	-	-	-
Shareholders' equity		(86,940)	45,889	245,129	(419,009)	(751,078)

Parity - Brazilian Reais x Euro		2.6954	2.4259	2.0216	3.3693	4.0431
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	946	54,045	133,694	(131,802)	(264,551)
Exports	Appreciation of R$	(946)	(54,045)	(133,694)	131,802	264,551
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound Sterling		3.3031	2.9728	2.4773	4.1289	4.9547
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(2,039)	15,600	42,057	(46,135)	(90,232)
Exports	Appreciation of R$	2,039	(15,600)	(42,057)	46,135	90,232
Net of taxe effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

5.2- Description of the policy for management of market risks.

Financial Risk Management Policy

APPROVED ON 06/28/2012

Summary

RISKS RELATING TO OUR BUSINESS AND INDUSTRY		18

RISKS RELATING TO OUR INDEBTEDNESS		29

RISKS RELATING TO BRAZIL		30

RISKS RELATING TO OUR COMMON SHARES AND THE ADRS		33

RISKS RELATING TO OUR COMMON SHARES AND THE ADRS		41

1.	PURPOSE	75

2.	VALIDITY	75

3.	INITIAL PROVISIONS AND GOVERNANCE	75

3.1	FINANCIAL RISK MANAGEMENT COMMITTEE	76
3.2	DUTIES	76
3.2.1	BOARD OF DIRECTORS	76
3.2.2	BOARD OF DIRECTORS FINANCE AND RISK MANAGEMENT COMMITTEE	76
3.2.3	EXECUTIVE BOARD	76
3.2.4	FINANCIAL RISK MANAGEMENT COMMITTEE	77
3.2.5	TRADERS	77
3.2.6	RISK MANAGEMENT AREA	77
3.2.7	OUTSIDE CONSULTANT	78
3.2.8	INTERNAL AUDIT	78
3.3	INDEPENDENCE	78

4.	ELIGIBLE INSTRUMENTS	78

5.	Market risk	78

5.1	RISK FACTORS	79
5.1.1	MAPPED RISK FACTORS	79
5.2	EXPOSURE TO THE EXCHANGE RATE	79
5.2.1	CASH FLOW OR TYPE 1 EXPOSURE	79
5.2.1.1	RISK CONTROL POLICY	79
5.2.2	BALANCE SHEET OR TYPE 2 EXPOSURE	80
5.2.2.1	RISK CONTROL POLICY	80
5.3	EXPOSURE TO COMMODITIES	80
5.3.1	RISK CONTROL POLICY	80

5.4	EXPOSURE TO LIVE CATTLE [BOI GORDO]	81
5.4.1	RISK CONTROL AND POLICY	81
5.4.1.1	TERM, CONFINEMENT, CALVING AND RECALVING	81
5.5	OTHER RISK FACTORS	82

6.	COUNTERPARTY RISK	82

7.	PROCEDURES AND LIMITS OF AUTHORITY	82

7.1	CHANGE OF STRATEGY	82

7.2	USE OF LIMITS OF AUTHORITY	83

7.3	LIMITS OF AUTHORITIES	83

8.	GENERAL CONDITIONS	84

8.1	NEGOTIATING AND OPERATIONAL PROCEDURES	84

9.	HEDGE ACCOUNTING	85

9.1	GENERAL ACCOUNTING RULE FOR FINANCIAL INSTRUMENTS	85

9.2	HEDGE ACCOUNTING RULES	85

10.	REVIEW OF THIS POLICY	85

ATTACHMENTS		86

I.	Glossary	86

II.	MARKING TO MARKET MTM CALCULATION METHOD	88

A.	Libor FLOW	88

B.	LINEAR RATE INTERPOLATION	89

C.	CDI* X US DOLLAR Swap	90

*CDI = Interbank Deposit Certificate		90

The agreement also established some brands alienation: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana e Delicata. Additionally, BRF committed to suspend temporary the brands Perdigão and Batavo in some categories of products. Based in the analysis of the results reported in 2010, the assets and brands alienation agreed with Cade resulted in revenue of R$ 1.7 billion, with relative volumes of 456 thousand tons of in nature products, industrialized and processed, festive lines and margarines. The suspension of categories of the brands perdigão and Sadia amounted R$1.2 billion		95

CORPORATE STRUCTURE	96

PRODUCTION PROCESS	103

DISTRIBUTION OF PRODUCTS	108

BRAZILIAN DOMESTIC MARKET	110

COMPETITION	113

SEASONALITY	115

ANNOUNCEMENT TO THE MARKET ON MAY 27 2012	134

APRESENTAÇÃO DE INFORMAÇÕES SOBRE AS VENDAS LÍQUIDAS

YEAR ENDED DECEMBER 31, 2012 COMPARED WITH YEAR ENDED DECEMBER 31, 2011	211

YEAR ENDED DECEMBER 31, 2011 COMPARED WITH YEAR ENDED DECEMBER 31, 2010	218

VALOR ECONÔMICO - SP	282

BRF HAS ADHERED TO THE ABRASCA CODE OF GOOD CORPORATE GOVERNANCE AND PRACTICES FOR PUBLICLY HELD COMPANIES ON AUGUST 15TH 2011 AND STATES THAT APPLY PRINCIPLES AND RULES ESTABLISHED BY IT, EXCEPT BY CHAPTER 6 RELATED-PARTY TRANSACTIONS. FIND BELOW COMPANY S JUSTIFICATION FOR THIS CHAPTER:	298

CHAPTER 6 RELATED-PARTY TRANSACTIONS	299

TRADES CONDUCTED WITH SECURITIES ISSUED BY	374

374
PERIOD:	374
NAME OF PERSON ACQUIRING OR DISPOSING OF THE SECURITIES:	374
POSITION:	374

DATE OF TRADE:	374
NATURE OF TRADE:	374
VALUE OF SECURITY:	374
TOTAL QUANTITY:	374
QUANTITY PER TYPE AND CLASS:	374
PRICE:	374
BROKER USED:	374
OTHER RELEVANT INFORMATION:	374
LOCATION AND DATE:	374
SIGNATURE:	374
OWNERSHIP OF SECURITIES ISSUED BY	375

375
NAME OF OWNER:	375
POSITION:	375
VALUE OF SECURITIES:	375
TOTAL QUANTITY:	375
QUANTITY PER TYPE AND CLASS:	375
FORM OF ACQUISITION:	375
OTHER RELEVANT INFORMATION:	375
LOCATION AND DATE:	375
SIGNATURE:	375

ACQUISITION OR DISPOSAL OF SIGNIFICANT EQUITY STAKE IN	376

376

PERIOD:	376
NAME OF PERSON ACQUIRING OR DISPOSING OF THE SECURITIES:	376
POSITION:	376
DATE OF TRADE:	376
NATURE OF TRADE:	376
VALUE OF SECURITY:	376
ENVISAGED QUANTITY:	376
QUANTITY PER TYPE AND CLASS:	376
PRICE:	376
BROKER USED:	376
OBJECTIVE OF OWNERSHIP:	376
QUANTITY OF DEBENTURES CONVERTIBLE INTO SHARES, ALREADY OWNED, DIRECTLY OR INDIRECTLY:	376

QUANTITY OF SHARES SUBJECT TO CONVERSION OF DEBENTURES, PER TYPE AND CLASS, AS APPLICABLE:	376
QUANTITY OF OTHER SECURITIES ALREADY OWNED, DIRECTLY OR INDIRECTLY:	376
DETAILS OF ANY AGREEMENT OR CONTRACT REGULATING THE EXERCISE OF THE RIGHT TO VOTE OR THE PURCHASE AND SALE OF SECURITIES ISSUED BY THE COMPANY:	376
OTHER RELEVANT INFORMATION:	376
LOCATION AND DATE:	376
SIGNATURE:	376

1.                       PURPOSE

The purpose of this document is to present BRF S.A. (hereinafter referred to as BRF or the Company) financial risk management policies, the main focus of which is the market and counterparty risk. This policy conforms to the best international practices and also complies with the standards laid down by the regulatory entities in Brazil and abroad,

It establishes guidelines and limits to govern the actions of the areas involved in the implementation of hedging transactions, while observing the criteria approved by the Board of Directors.

2.                       VALIDITY

This policy will be valid for a maximum period of two years from the date of its last approval by the Board of Directors.

3.                       INITIAL PROVISIONS AND GOVERNANCE

Briefly, risk management at BRF may be characterized as follows:

•      Focus:

o  Market risk.

•      Basic principles:

o  Risk management is a process and not an isolated event, and therefore it should involve all areas of the Company;

o  The implementation of this management should be led by the Board of Directors and by the Executive Board;

o  Risk management requires the dissemination of a risk awareness and mitigation culture, with emphasis on the routine participation of employees.

•      Components of the Financial Risk Management Policy:

o  Definition of the various decision-making levels for the Company's hedging transactions;

o  Definition of the responsibilities of each hierarchical level and of the respective authorities;

o  Definition of the acceptable risk limits by BRF in order to optimize the risk/return ratio, to be approved by the Board of Directors.

o  Implementation of the risk management process: risk assessment; control, information, communication and monitoring activities.

•      Management process:

The main steps of the risk management process are listed below:

o  Analysis of the operating cash flow projections and balance sheet positions;

o  Evaluation and measurement of the risk factors;

o  Preliminary analysis of the risk factors and evaluation of mitigation alternatives;

o  Implementation of mitigation alternatives;

o  Communication of the strategies implemented;

o  Control and monitoring in accordance with the Financial Risk Management Policy.

•      Organization for financial risk management:

The risk management process should be conducted by the Financial Risk Management Committee, whose duty is to assess whether the Financial Risk Management Policy is being fully complied with and to propose applicable alternatives. In addition, the Committee has the power to veto proposals for transactions which, at its discretion, are not appropriate for BRF at the time of their evaluation.

3.1                    Financial Risk Management Committee

The Financial Risk Management Committee shall meet on a monthly basis or extraordinarily, when necessary.

The Financial Risk Management Committee is a formally constituted body reporting to BRF Executive Board

The Financial Risk Management Committee may be strengthened by outside consultants contributing independent opinions about the management of the hedging transactions and an evaluation free of conflicts of interest in the transactions and observance of the limits.

3.2                    Duties

3.2.1               Board of Directors

The Board plays a key role (1) in the development of a solid financial risk management framework, since it is responsible for the approval of the Financial Risk Management Policy drawn up by the Financial Risk Management Committee risk and (2) in monitoring compliance with this policy by checking observance of the overall limits established.

3.2.2               Board of Directors Finance and Risk Management Committee

The Finance and Risk Management Policy Committee will report directly to the Board of Directors and will play a consultative role in relation to the Financial Risk Management Policy, as well as other strategic guidelines for financial risk management and ongoing monitoring of the performance of the Financial Risk Management Committee.

3.2.3               Executive Board

The Board of Executive Directors of BRF will act directly in the management of the financial risk with the following responsibilities:

•      Evaluate the company's positioning for each identified risk, according to the guidelines and policies issued by the Board of Directors;

•      Approve the performance indicators to be used in risk management;

•      Promote the actions for the strengthening and dissemination of a risk management and internal control culture;

•      Approve proposals for aggregate limits of authority and evaluate suggestions for improvements in the Financial Risk Management Policy;

•      Approve proposed amendments suggested in the conceptual framework of the financial risk management.

3.2.4               Financial Risk Management Committee

The Financial Risk Management Committee is the body of the Executive Board responsible for ensuring the implementation of the Financial Risk Management Policy.

The responsibilities of the Financial Risk Management Committee may be described as follows:

•      Propose changes and alterations to the Financial Risk Management Policy.

•      Supervise the process of financial risk management at BRF;

•      Assess the Company’s position for each risk identified and consult the Board if discrepancies arise.

•      Plan and check the impact of the implemented decisions on the Company’s positions;

•      Monitor and follow up the Company’s levels of exposure to risks and compliance with the Financial Risk Management Policy;

•      Hold monthly meetings to follow up the performance of the hedging transactions;

•      Assess stress scenarios applied to Company’s transactions, cash flow projections and indebtedness;

•      Disseminate a risk management culture across the Company.

3.2.5               Traders

In terms of market risks, the duties of traders when handling the transactions in compliance with the Company’s Financial Risk Management Policy are:

•      Carry out the transactions (positions) in accordance with the limits established in this Policy, observing its Limits of Authority (LOA);

•      Perform the hedging transactions in accordance with the strategy defined by the Committee;

•      Record and disclose the contracted transactions;

•      Follow up limits and exposures through reports prepared by the Risk Management area.

3.2.6               Risk Management Area

With the support of the Financial Risk Management Policy, the main duty of the Risk Management area will be to track, monitor, assess and report the financial risks incurred by BRF. This involves mainly:

•      Making a constant critical analysis of the scope of the Financial Risk Management Policy;

•      Ensuring compliance with exposure, according to the limits laid;

•      Reporting the Company’s exposures to financial risk factors, ensuring transparency in their disclosure;

•      Making specific (ad hoc) assessments of the hedging instruments and suggest alternatives;

•      Modeling and assessing exposures to market risk, pinpointing and informing the magnitude of their potential impacts;

•      Supplying the Financial Risk Management Committee with information on the Company's exposures in relation to the mapped risk factors and suggest mitigation alternatives.

3.2.7               Outside consultant

The Financial Risk Management Committee may rely on the services of an outside consultant, provided on a monthly basis, to monitor the implementation of the Financial Risk Management Policy. One of the important requisites in the engagement of an outside consultant is to ensure that such person is an independent professional.

3.2.8               Internal audit

This will ensure the governance of the whole financial risk management process in relation to segregation of duties, internal controls, implementation of this policy and reflections on accounting. The internal audit team will have its own schedule and agenda, maintaining its independence, and will have access to Committee meetings.

3.3                    Independence

In order to segregate duties and ensure the independence of the controls and information, the Risk Management area will report directly to the Vice President for Finance, Administration and IR. If needed and at its discretion, it may assess the CEO directly,

4.                       ELIGIBLE INSTRUMENTS

Derivative instruments eligible for the implementation of hedging transactions are:

•      Swap contracts (Currencies, Interest Rates and Commodities);

•      Futures contracts (standardized and OTC, Currencies, Interest Rates and Commodities) such as NDF (Non-Deliverable Forward - OTC), Corn, Soybean, Soybean Meal and Oil (BM&FBovespa & CBOT), among others; and

•      Long call and put contracts options (Currencies, Interest Rates and Commodities).

Short positions in options (puts or calls) are permitted, provided that no net premium is received and that the number of call and put options are equal.

Any instrument, transaction, or strategy which, individually or combined, creates any type of additional leverage or contains contractual devices that gives it an additional leverage is strictly barred.

Transactions not listed as Eligible Instruments may be executed solely upon the prior approval by the Board of Directors.

5.                       Market risk

Market risk may be defined as the risk posed by price oscillations of the various risk factors identified in the Company’s transaction. The principal methodology used to measure the Market Risk is the C-FaR – Cash Flow at Risk, which seeks to determine the worst result for the cash flow projected based on the risk factors identified.

5.1                    Risk factors

To facilitate understanding the market risk involved in BRF activities, the risk factors mapped in this policy are described below.

5.1.1               Mapped Risk factors

•      Exchange Rate: This refers to activities tied to the variation of other (non-BRL) currencies.

•      Commodities:  this refers to activities tied to the variation in the price of commodities such as corn, soybean, soybean meal and oil.

•      Live Cattle [Boi Gordo]:  this refers to activities tied to the variation in the price of Live cattle.

•      Poultry:  this refers to activities tied to the variation in the price of in natura birds.

•      Hogs:  this refers to activities tied to the variation in the price of in natura hogs.

•      Dairy:  this refers to activities tied to the variation in the price of milk.

•      Price index: This refers to activities tied to the variation in the selling price indexes of the products, contemplating the domestic and the international markets.

•      Interest Rates: this refers to activities tied to the variation in pre-fixed or post-fixed interest rates, in Brazilian reals or other currencies and inflation rates.

•      Other:  Other factors used in the production process.

5.2                    Exposure to the Exchange Rate

This section addresses specifically the exposure to variations in foreign exchange rates (USD/GBP/EUR). The main objectives are: identify the origin of the exposure, define a control policy and establish limits for such exposure.

The exposure to foreign exchange rate is derived from the projections of cash flow in foreign currency (type 1) and/or by the balance sheet accounting balances (type 2).

5.2.1               Cash Flow or Type 1 Exposure

5.2.1.1          Risk control policy

To mitigate the risks arising from type 1 exposure, specific control risk policies will be adopted.

For a better control, two time horizons will be mapped: up to 12 months and over 12 months.

•      Up to 12 months:

o  Monthly calculation of the net exposure of the operating cash flow in foreign currency;

o  Monthly monitoring of the flow of amortizations of non-derivative financial instruments referred to as hedge accounting;

o  Hedge transactions will be carried out on the net value of monthly foreign exchange exposure and will comply with the limits as established;

o  In view of the uncertainty in forecasting the amount of cash receipts and payments in foreign currency, a more conservative stance will be adopted in relation to the hedge amount to be contracted through financial derivative instruments, particularly for the longer horizon;

o  Hedging transactions using derivatives instruments may only be hired for a horizon up to 12 months; except for transactions using options as described in chapter 4, which will be limited to a 6-month horizon.

•      Over 12 months:

o  The position of derivative instruments referred to as hedge accounting and its schedule of settlements will be monitored and reported monthly to the Board of Directors. The BOD may establish new criteria and/or limits for such instruments;

o  Hedge transactions with non-derivative financial instruments may be carried out solely for the operating cash flow, observing the specified limit.

Special hedge accounting will be adopted for both time horizons on exposures arising from highly probable future income up to the specific limits.

5.2.2               Balance Sheet or Type 2 Exposure

5.2.2.1          Risk control policy

•      Monthly calculation of type 2 exposure.

5.3                    Exposure to Commodities

This section addresses specifically the exposure to variations in the prices of commodities such as corn, soybean, soybean meal and soybean oil. This exposure may, in turn, be the result of physical purchase projections.

5.3.1               Risk control policy

To mitigate the risks arising from full exposure to variation in prices of commodities, specific risk control policies will be adopted. For exposure arising from the operational flow of the purchase of soybean meal/oil and corn, the following parameters must be observed:

•      Soybean exposure and consumption projections will be controlled within bran and oil exposure, according to the average yield from crushing (these will be approved by the Financial Risk Management Committee).

•      Monthly calculation for the next 12-month horizon of the physical flow exposure;

•      Hedge operations must be performed for the monthly net exposure volumes (Inventory and Receivables);

•      Commercial and Frame  agreements must adhere to the contents of item 4 Eligible Instruments.

•      Maximum and minimum volumes of the projected grain purchase flow to be hedged should comply with the specified limits;

•      For projections over 12 months, no hedging transactions will be made for physical purchase flow.

5.4                    Exposure to Live Cattle [Boi Gordo]

This section addresses specifically the exposure concerning transactions linked to the Beef Division, whose main risk factor is the price of Live Cattle [Boi Gordo]. The strategies for origination which may be used include:

•      Forward [A termo]:

Buy for future delivery of Live Cattle at a fixed price or a price to be set.

•      Confinement:

Hiring of confinement to finish the animal for the market Lean cattle may be owned by the party or owned by a third party.

•      Calving and recalving:

Acquisition of calves in the pre- or post-weaning period

•      Spot:

Purchase of Live Cattle in the spot market.

5.4.1               Risk Control and Policy

5.4.1.1          Term, Confinement, Calving and Recalving

For this strategy, the following definitions apply:

•      Action and control will be based on exposure in arrobas [15 kg = 33 pounds];

•      If there are restrictions as to the liquidity of open futures contracts, the Cattle arrobas  bought will have to be spaced out.

•      The Beef Division and the Financial Management areas will have to make a previous alignment to mitigate the risk of a mismatch in this strategy;

•      The Beef Division will be responsible for informing the Financial Management area the minimum price of the Live Cattle derivative short sale position to ensure the desired profitability margin. If, during the negotiation of the derivatives, the market price falls below the minimum price level set, there will be a mismatch in this strategy. The Beef Division will then make the decision to change the minimum price or to maintain the mismatch, provided that the limits laid down in this Policy are observed;

•      Given that there is a seasonality factor in the supply of cattle between months, which may affect the correlation between maturity dates, it is recommended that the futures contract traded be aligned with the scheduled month of slaughtering. In the case of lack of liquidity for a given maturity, a short sale position should be structured using a derivative with adequate liquidity and maturity nearest to the scheduled month of slaughtering;

•      The Beef Division will be responsible for informing the Financial Management area about the timing of reversing the respective short sale position of the Cattle derivative.

5.5                    Other risk factors

In its meetings, the Committee will promote the review and assessment of the factors outlined but not detailed in this Policy. It may also, should it see fit, include new factors and, in regular reviews of the Financial Risk Management Policy, detail and propose limits and controls.

6.               COUNTERPARTY RISK

Counterparty Risk may be defined as the risk of the counterparty in an agreement not honoring its contractual obligations.

6.1            Risk Policy and Control

•      The maximum concentration is given only when the sum of the investments and the derivatives MtM  is positive;

•      For Brazilian institutions in Brazil and their full  branches abroad, the rating  will be considered in Brazilian reals.

•        Any other cases will be considered in foreign currency pursuant to the following rule: Full Branches have the same risk as the parent company and subsidiaries will have their own local ratings  unless they have a formal guarantee from the parent company which has been assessed and approved by BRF’s legal department.

7.                       PROCEDURES AND LIMITS OF AUTHORITY

Procedures and limits of authorities are defined below for application in case of changes in the market strategies approved by the Financial Risk Management Committee, as well as for the use of the limits of authority established by this Financial Risk Management Policy.

7.1                    Change of strategy

As defined in the duties of the Financial Risk Management Committee, this Committee is responsible for approving, within its limits of authority, hedge alternatives in accordance with this Policy. Therefore, if there is any change in the strategy outlined for the current month, the person responsible for the traders involved will inform such change and the corresponding reason to the Coordinator of the Financial Risk Management Committee. The Coordinator shall then inform the Committee members. Lack of response from any signatory member will be construed as approval for the new strategy.

For cases requiring higher limits of authority, the item below, 6.2 – Use of Limits of Authority, will apply:

7.2                    Use of Limits of Authority

The flow below shows the procedures to be adopted in such cases:

As noted above, the Risk Management area (after informing, or receiving the reason from, the Operational area – 01) has a duty to inform the Financial Risk Management Committee any use which is above (or below) the limit of authority established for the Operational Area – 02.

The Committee will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Executive Board – 03.

The Executive Board, in the same manner of the Financial Risk Management Committee, will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Board of Directors – 04.

The Board of Directors will request the Operational Area to correct the position or will agree the strategy/position.

Notes:

•      The traders must implement immediately any decision from the higher levels.

•      All decisions and communications should keep all persons in the lower levels informed and necessarily involve the Market Risk Management area;

•      If the flow described above is not followed, it is the duty of the Risk Management area to inform the higher level immediately.

7.3                    Limits of Authorities

In addition to the levels of authority in the preceding item, the following apply:

•      Make changes the Policy: Board of Directors

•      Approve eligible instruments: Board of Directors

•      Define the risk management strategy: Financial Risk Management Committee

•      Approve alternative hedging transactions: Financial Risk Management Committee

•      Define hedging instruments: Analysts/traders, from the alternatives approved by the Financial Risk Management Committee;

•      Perform the transactions: Analyst/operators, provided that observing the limits and guidelines established by the Financial Risk Management Committee.

8.                       GENERAL CONDITIONS

Some relevant remarks are set out below:

•      Hedging transactions may be performed solely if they do not extrapolate, in the whole, i.e., portfolio transactions (transactions already carried out by the Company’s financial and raw material areas) + new transactions, the specified limits.

•      The Financial Risk Management Committee shall pay special attention to the total hedging transactions in case the variables are close to any of the limits;

•      As a result of settlements and maturities of derivatives and non-derivatives contracts in the current month under analysis (intramonth), the minimum limit of that month will not be considered due to the natural adjustments made for adequacy of the limits from one month to the next;

•      The calculation of exposures must always consider the set of derivatives + underlying asset (Operating Flow or accounting position, both net position);

•      The basic purpose of the Value at Risk - VaR is to control adjustments. Therefore, solely standard derivatives traded on the Commodities and Futures Exchange (with daily adjustment) and transactions with derivatives that can be settled in advance by a tactic decision of the Financial Risk Management Committee will be considered;

•      It is important to note that if there are structural factors influencing exposures (e.g. new borrowings, prepayments, changes in raw material purchases and in sales, etc.), the limits may be reviewed to reflect the new reality.

8.1                    Negotiating and Operational Procedures

This item describes the aspects relating to the negotiating and operational procedures of the transactions that will be performed.

•      The operational areas must be technically prepared to price the instruments approved by this policy. The pricing models should be duly documented and be made available to the audit area;

•      The derivatives will be selected within the permitted sets (eligible instruments) that better fit the market conditions (cost) and mitigate exposure. It is the duty of the areas to verify that the transactions are made within fair market parameters (prices). It is recommended that all material (document, spreadsheets, quotes and other) gathered to select the hedging derivative be duly documented and made available at any time to the Audit Area;

•      All transactions carried out should have its quote easily evidenced based on internal pricing models and using market indicators;

•      All parameters required for the performance and calculation of the settlement of transactions must be included in the proposals and/or quotations compiled by the company;

At the time of selection of the hedging instruments to be used, the areas involved in the performance of the transactions must have the following knowledge:

•      A methodology for calculation of market value (replacement value);

•      An understanding the available maturities;

•      An understanding of the volatility of prices and rates;

•      A methodology of taxation for the instruments to be used;

•      Financial Spread (margin) charged by financial institutions for contracting the transaction;

•      Possibility of daily pricing by the selling financial institution;

•      An understanding of the documentation and contract applicable to the instrument to be contracted.

9.                       HEDGE ACCOUNTING

9.1                    General accounting rule for financial instruments

As defined in the Accounting Pronouncement Committee - CPC 38 and in the Brazilian Securities Commission - CVM Resolution No. 604, dated November 17, 2009, a financial derivative instrument should be classified as a security held for trading and therefore recorded in the balance sheet as an asset or financial liability at fair value through income, except if the entity designates it as a cover instrument in an effective cover relationship. In this case, the entity must apply optional cover accounting rules ("Hedge Accounting").

9.2                    Hedge accounting rules

For entities that perform cover transactions involving the use of derivative financial instruments to hedge against a specific risk which has been determined and documented (and some non-derivative financial instruments used to hedge the risk of foreign exchange variation), there is the possibility of application of the methodology called hedge accounting. This methodology makes the impacts on the variation of the fair value of derivatives (or other non-derivatives financial instruments) used as hedging instrument be recognized in the result according to the recognition of the item that is the subject matter of the hedge. This methodology therefore ensures that the accounting impacts of the hedging transactions will be the same of the economic impacts, in line with the accrual basis.

10.                    REVIEW OF THIS POLICY

This Financial Risk Management Policy will be reviewed and updated on an ongoing basis every year. The highly likely nature of the exports will be revised whenever the Company identifies a significant change in its exports and at least at each annual review of the Policy.

Exceptional revisions will be permitted provided that the reasons are compatible with the urgency. These reviews also must necessarily be submitted to BRF Board of Directors, and the Executive Board may also be consulted.

ATTACHMENTS

I.                    Glossary

Futures markets

Originally developed to meet the needs of marketers and agricultural producers to eliminate the uncertainty about the price to be received for certain goods at a future specified date.

Futures contracts

Traded on Commodities and Futures Exchanges, “futures contracts” are standardized contracts that allow the holder to set a price for a particular asset at a future date. The settlement of such contract is financial: the holder will pay (or receive) the difference between the actual price on the date of expiration of the contract and the contracted price. To minimize the risk of the other party in the transaction, the Exchanges require the deposit of a guarantee margin which is adjusted on daily basis.

Derivatives

These may be defined as a private contract, the value of which almost entirely derived from the value of some underlying asset, reference rate or pertinent index. The purpose of using these instruments is to manage the financial risk appropriately.

OTC (Over-The-Counter) Market

This is a contract agreed directly between the parties, in which there is flexibility in relation to maturity, size and settlement. This form of negotiation can present risk for the other party, for not having, in most cases, the deposit of guarantees or daily adjustment.

Forward [A Termo]:

Similar to the futures contract, but not standardized, i.e., traded in the over-the-counter market and, in most cases, presenting a risk to the other party.

Options:

There are contracts that give the holder the right to buy (or sell) a particular asset, on (or until) a specified date at a fixed price. Although they are less liquid than futures contracts, the advantage of these instruments is that they do not have daily adjustments – the difference is paid solely only at the closing of the transaction.

Swap

Swap is a contract to exchange the profitability of Indexers: the holder receives the variation of a particular index, and pays the variation of another index. With this, it expects to obtain a protection against possible differences between the variations of those indexes.

NDF – Non-deliverable forward

This a forward contract for currencies.

Hedge

This is the use of financial instruments to reduce the exposure to variation in a particular market.

Hedge Accounting

This is the description in the Company’s balance sheet of the hedge protecting the exposure of the corresponding account. It also reduces volatility in the financial lines of the balance sheet.

VaR

Value at Risk, this is an estimate of the maximum expected financial loss on a certain asset or set of assets, under normal market conditions, using statistical models.

Stress Testing

The stress test aims to quantify the financial loss under abnormal market conditions, i.e., in a scenario which is different from that observed so far.

BM & FBOVESPA

This is the sole securities, commodities and futures exchange in Brazil.

CBOT

Owned by the CME Group (Chicago Mercantile Exchange),the CBOT (Chicago Board of Trade) is the largest commodities exchange of the world.

II.                  MARKING TO MARKET – MTM CALCULATION METHOD

A.                 Libor FLOW

•      Initiated flows:

o  Notional =          Nominal transaction value – amortized balance

o  Libor = Libor rate established for the period under analysis

o  TaxaPré =           Pre-fixed rate defined in the contract

o  OverLibor =        Pre-fixed rate defined in the contract

o  Libor Fut =          Libor rate projected for the maturity of the flow – Source: Bloomberg terminal

o  Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                    Consecutive days from the initiation to the base date of the flow

o  DC2 =                    Consecutive days from the base date to the maturity of the flow

o  DC3 =                    DC2

•      Non-initiated flows:

o  AccrualLibor =   Zero

o  AccrualPré =      Zero

o  Notional =          Nominal value of the transaction

o  Libor = Zero

o  TaxaPré =           Pre-fixed rate define in the contract

o  OverLibor =        Pre-fixed rate define in the contract

o  Libor Fut =          Libor rate projected for the maturity of the flow calculated based on the synthetically created Libor FRAs (Future Libor for the maturity / Future Libor for the date of initiation of the flow) – Source: Terminal Bloomberg

o  Cupom =             USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                    Zero

o  DC2 =                    Consecutive days from the initiation to the maturity date of the flow

o  DC3 =                    Consecutive days from the base date to the maturity of the flow

B.                 LINEAR RATE INTERPOLATION

Where:

Taxa1 =                            First rate to be interpolated

Taxa2 =                            Second rate to be interpolated

Dias1 =                             Consecutive days from the base date to the first rate to be interpolated

Dias2 =                             Consecutive days from the base date to the date desired for the interpolation

Dias3 =                             Consecutive days from the base date to the second rate to be interpolated

Being:

(Taxa1<Taxa2)

(Dias1<Dias2<Dias3)

C.                 CDI* X US DOLLAR Swap

*CDI = Interbank Deposit Certificate

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

                                    b.            USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

a.         CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.         USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

Mark to Market: MtM (R$) on date t  will be given by

	=	transaction sign ("+" for buy, "-" for sell);
	=	foreign exchange rate on the date at issue, according to the contract specification or as obtained in the same source described in swap contracts
	=	foreign exchange rate contracted for the final date of the transaction
r	=	pre rate expected, obtained from the Pre Curve without Cash
s	=	traded currency expected, obtained from the coupon curve without coupon

5.3   Note that in regards to the last fiscal year, there were significant changes in key market risks to which the issuer was exposed or in the adopted risk management policy

There were no significant changes in key market risks to which the Company was exposed and the adopted risk management policy.

Additionally, note that the policy of Financial Risk Management was revised in 2012, and the main change was the inclusion of the topic Central Counterparty Risk.

5.4. Other material information

All relevant information was included in the preceding items.

6. Company’s Overview

6.1. Company’s Organization/ 6.2. Duration Period/ 6.4. Company’s date of registration with CVM as a publicly-held company

Company's Foundation	08/18/1934
Type of Company	Publicly traded Company
Country	Brazil
Duration Period	Indetermined
Registration at CVM	06/24/1997

6.3. Brief Company’s history

BRF S.A. is a publicly held company in Brazil and is, therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”).

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•         PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” the pension fund of employees of Banco do Brasil S.A.;

•         SISTEL - Fundação Telebrás de Seguridade Social, or “SISTEL,” the pension fund of employees of Telecomunicações Brasileiras S.A.-Telebrás;

•         PETROS - Fundação Petrobras de Seguridade Social, or “PETROS,” the pension fund of employees of Petróleo Brasileiro S.A. Petrobras;

•         Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza,” the pension fund of employees of Furnas Centrais Elétricas S.A.-Furnas;

•         Fundação de Assistência e Previdência Social do BNDES-FAPES, or “FAPES,” the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social-BNDES;

•         PREVI-BANERJ - Caixa de Previdência dos Funcionários do Banerj, or “PREVI-BANERJ,” the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•         VALIA - Fundação Vale do Rio Doce de Seguridade Social, or “VALIA,” the pension fund of employees of Vale S.A.; and

•         TELOS - Fundação Embratel de Seguridade Social, or “TELOS,” the pension fund of employees of Empresa Brasileira de Telecomunicações-Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

Five of the eight original pension funds remain our shareholders, until the end of the shareholders voting agreement in October, 2011. TELOS and PREVI-BANERJ sold all of their shares in our company in 2003 and October 2007, respectively. Real Grandeza sold its shares in 2008 and 2009. See in our 20F - “Item 7.  Major Shareholders and Related Party Transactions – A. Major Shareholders.”

On March 6, 2006, PREVI, SISTEL, PETROS, Real Grandeza, FAPEs, PREVI-BANERJ and VALIA (the “Pension Funds”) entered into a shareholders’ voting agreement, effective April 12, 2006, related to the common shares they held, directly or indirectly, which represented 49.0% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification. As of December 31, 2011, the Pension Funds, directly or indirectly, held 27.5% of our common shares.

Business association with Sadia

On May 2009 we signed a merger agreement with Sadia for a business combination between the two companies. On September, 2009, the business combination became completely effective and Sadia became a subsidiary of our company.

BRF received the approval of CADE on July 13, 2011. The business was conditioned to comply of the Performance Commitment Agreement (TCD) to sell some assets, which were ten plants of processing foods and four of animal feed, two slaughterhouses and eight distribution centers.

                The agreement also established some brands alienation: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana e Delicata. Additionally, BRF committed to suspend temporary the brands Perdigão and Batavo in some categories of products. Based in the analysis of the results reported in 2010, the assets and brands alienation agreed with Cade resulted in revenue of R$ 1.7 billion, with relative volumes of 456 thousand tons of in nature products, industrialized and processed, festive lines and margarines. The suspension of categories of the brands perdigão and Sadia amounted R$1.2 billion.

On December, 2011, these assets were negociated with Marfrig, and the agreement of assets exchange was signed on March 20, to be executed on July 2012. In return, BRF would receive the entire shareholders ownership held by the company on Quickfood S.A. (which would be restructured to suit perfectly to the agreement), headquartered in Argentina, with the corresponding participation of 90.05% of the capital stock and the additional payment of R$350 million.

In 2012 we completed the process of merger, and we faced a an international economical crisis and a costs increase unprecedent, with high volatility and grains price increase, what characterized one of the most difficult years for the proteins segment around the world.

But, even with the disposal of assets and the brands suspension that represented around one third of our volume of sales in the domestic market, we were able to increase the revenues in 10.9%, to R$28.5 billion. This result is a reflection of a very thriving and consistent work of a process that involved all the company in the execution of two agendas:  the daily operation work and the merger commitments. On November 12, 2012, according to the relevant fact disclosed, the Board of Management approved the merger of Sadia, by BRF, with consequently Sadia dissolution. The referred merger was also approved by the General Extraordinary Meeting held on December, 18, 2012 deliberated by the General Extraordinary Meeting held on December 31, 2012.

In General Ordinary and Extraordinary Shareholders Meeting, held on 04.09.2013, was approved the change in the article 1 of our bylaws – social denomination- from BRF S.A. to BRF S.A.

Our corporate office is located in Hungria Street, 1400, Jd. Europa, 01455-000, São Paulo, SP, Brasil, and our telephone number is +55-11-2322-5052/5050/5061. Our website is www.brf-br.com/ir.

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Subsidiary	Country of Incorporation	Business	Interest in Equity as of December 31, 2012
BRF GmbH	Austria	Holding company of international subsidiaries	100.00%
Perdigão International Ltd.	Cayman Islands	Principal export subsidiary	100.00%
Quickfood S.A.	Argentina	Production and sale of products	90.05%
Sadia GmbH	Austria	Holding company	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	Portugal	Import and sale of products	100.00%
Sadia Alimentos S.A.	Argentina	Import and export of products	99.98%(1)
Avex S.A.	Argentina	Production and sale of products	99.46%

(1)   As of December 31, 2012, the remaining 0.02% of interest in equity were held by Sadia Uruguay S.A., which is a wholly-owned subsidiary of Sadia International Ltd, which is a wholly-owned subsidiary of BRF.

The chart below shows the simplified corporate structure of our company.

6.5. Main corporate events, such as takeovers, mergers, spin-offs, merger of shares, and transfers of shareholding control, acquisitions of material assets, through which the Company or any of its subsidiaries or affiliates has undergone, describing:

                a. the event;

                b. main business terms and conditions;

                c. companies involved;

                d. effects arising out of the transaction on shareholding composition, in particular on the controlling shareholders’, shareholders holding over 5% of the share capital and the Company’s officers’ and directors’ stake;

                e. shareholding composition before and after the transaction

Approval for incorporation of Sadia SA and Heloisa Industria e Comercio de Produtos LácteosLtda.

            According to Relevant fact published in the 11/12/12 Board of Directors of the Company approved the merger of Sadia and Heloisa by BRF to date for 12/31/12, with the consequently dissolution of the incorporated companies. The refered incorporation was also approved by the BRF’s General Shareholders Meeting held on 12.18.12 and was deliberated by the BRF’s General Extraordinary Meeting and by the Heloisa partners meeting held on 12.31.12.

 The merger represents the last stage of BRF’s (before denominated Perdigão S.A.) and Sadia association process iniciated in 2009 and whose main goal is the seamless integration of business with the maximization of synergies, rationalization of processes and the resulting reduction in administrative and operating costs, increased productivity, and the simplify the corporate structure of the company.

The incorporation of Heloisa is part of a process of the company corporate  and business reorganization involving BRF and Heloisa, which main goal is, equally, the maximization of synergies,  rationalization of processes and the resulting reduction in administrative and operating costs, increased productivity, and the simplify the corporate structure of the company.

The merger consummation did not result in a capital increase of BRF, nor the issuance of new shares representatives of its capital. There will be no change in voting rights, dividends or any other rights granted to the shareholders of the company, compared to political and equity advantages of existing shares before incorporation. The equity variations occurred between the date-based evaluations of Sadia and Heloisa and the date of the merger were recorded on the books of those companies incorporated and recognized by the equity method in the books of the BRF and later appropriated by the company.

BRF’s  goodwill recorded in the acquisition was: (a) at Sadia in the amount of R $ 3,594,466,245.56, and (b) in Heloisa, in the amount of R $ 33,460,889.07, based on expectations of future profitability and will, after the merger, availed for tax purposes by the company in 10 years, under the current legislation.

The decision of merger of Sadia in BRF resulted in recording a loss in income in 2011 of approximately R $ 215.2 on the allowance for loss of income tax and social contribution taxes on tax losses and negative basis of social contribution on net income, which will not be recovered after the merger. The value of the loss reflects the best estimate of Directors, in relation to the prevailing conditions on the base date of the financial statements of December 31, 2012.

 Establishment of Joint Venture in China

On 02/14/12 the Company announced the establishment of the Rising Star Food Company Limited, a joint venture ("JV") with the participation of the company Dah Chong Hong Limited ("DCH"), which has as its purpose:

• access to distribution markets in Mainland China, Hong Kong and Macao channels reaching the retail and food service;

• local processing of products;

• the development of the Sadia brand in these countries.

The Company holds 50% stake in JV and undertook to carry out a capital increase totaling approximately $ 2.5, proportional to its stake in the venture.

Management estimates that in the first year of operation of the JV marketing volumes up 140.0 tons with revenues amounting to approximately R $ 844.1.

 Celebration of the Asset Swap Agreement and Other Agreements with Marfrig

Continuing negotiations for the fulfillment of TCD, and as disclosed by the relevant fact issued on 20.03.12, the Company and Marfrig, celebrated on this date an Asset Exchange Agreement and Other Covenants, which confirmed some changes to the MOU signed in 8:12:11, whose main objective was to establish the main terms and conditions for the realization of exchange of assets.

Revolving line of credit Revolving Credit Facility - ("RFC")

As the "Notice to the Market" issued on 27.04.12, in order to improve the management of financial liquidity, the Company and its wholly owned subsidiaries International Perdigao Perdigao Europe Ltd. and hired a revolving credit line RFC, worth USD500, 000 for a period of three years in two tranches (EUR and USD), supplied by a syndicate composed of 19 global banks, with the leading banks Santander, Morgan Stanley and HSBC. Also participating in the union, at different levels, Banco Bradesco, Banco do Brazil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank , Rabobank Curacao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank.

The transaction was structured so that companies can make use of the credit line at any time over the three years this will be hired and paid by the variation of the rate of LIBOR plus a margin that can vary from 1.6% pa 2.5% p.a. considering the classification of the credit rating of debt securities of the Company's long-term.

6.6. Bankruptcy requests, provided that in reliance upon material amount, or the Company’s judicial or extrajudicial recovery, and current status of such requests

                Not applicable, in view that there is no petition for bankruptcy, judicial or extra-judicial restructuring in respect to the Company.

6.7. Other material information

All relevant information was included in the preceding it

7. Company’s Activities

7.1. Description of every activity developed by the Company and its subsidiaries

Section three of the Company’s Bylaws provides that our primary corporate purpose consists in:

•         To manufacture, sell and transact any business, whether wholesale or retail, relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

•         To manufacture and sell animal feeds and nutriments for animals;

•         To provide food services, generally;

•         To manufacture, refine and sell vegetable oils;

•         To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

•         To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

•         To export and import production and consumer goods;

•         To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

•         To participate in any projects required for the operation of the business of the Corporation.

The Corporation may further engage directly, or indirectly through others, in any support   activities for the core business described in Section Three above, such as:

•         To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

•         To provide freight services, generally;

•         To provide product storage and stocking services and all other ancillary services relating thereto;

•         To promote and reposition its retail products at points of display and points of sale to final consumers;

•         To provide the services of receiving and allocating raw materials to be used in production;

•         To provide machine and vehicle repair, maintenance and overhaul services;

•         To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

•         To manufacture, develop and sell packaging products of any kind;

•         To process and raise livestock;

•         To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation;

•         To conduct reforestation activities, the harvesting, processing and sale of timber;

7.2. Operating segment information:

                a. trade products and services

                b. income from the segment and its participation on the net income of the Company

                c. profit or loss resulting from the segment and its participation on the net profit of the Company

7.2 – Information about Operational Segments

One of the largest protein-based chilled and frozen food producers in the world, BRF was created out of association between Perdigão and Sadia, the merger of which was announced in 2009 with the signing of the Performance Commitment Agreement (TCD) with the Administrative Council for Economic Defense – the Brazilian anti-trust authority- (Cade) and concluded in 2012.  The company operates in the segments of meats (poultry, pork and beef), processed foods from meat, dairy products, margarines, pastas, pizzas and frozen vegetables and sold under such household names as Sadia, Perdigão, Batavo, Elegê, Qualy, Chester, Perdix, Paty, among others. BRF has more than 3.3 thousand products in its portfolio, 450 of which lauched on the market in 2012.

It operates 50 plants in Brazil, 9 in Argentina, two in Europe (Plusfood) and, by the end of 2013, is expected to unveil a processed products plant in the Middle East. Its operational structure is supported by 33 distribution centers of refrigerated and frozen products supplying 98% of the country as well as consumers in 120 countries. BRF also has 19 overseas commercial offices and a portfolio of clients across the five continents.

From these protein-based products are manufactured for example: in-natura meats, prepared and processed products, ready-to-eat meals, processed dairy products, pastas, pizzas and other processed items including margarines and frozen vegetables which bear the names of household brands such as Sadia, Perdigão, Batavo, Elegê and Chester among others.

Total sales amounted to 6.3 million tons of products and net sales of R$ 28.2 billion, 60% originating from domestic market business and 40%, exports.

The most significant structural change undergone by the Company in 2012 was the full integration of the Sadia subsidiary. The year also saw the complete implementation of the TCD agreed with Cade, resulting in the divestment of assets and the suspension of certain brands. BRF ceded to Marfrig ten food and four animal feed processing plants, two hog and two poultry slaughtering facilities, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers. Brands transferred under the agreement were Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana and Delicata. Cade ordered the temporary suspension from three to five years of some categories sold under the Perdigão and Batavo names.

In compensation, BRF took control of Quickfood in Argentina, owner of Paty, the leading hamburguer brand name in the local market. In expanding its footprint and operations in South America, the company underscored its target of overseas growth and this in conjunction with organic growth in Brazil currently underway, provides the foundations for sustained expansion in line with the objectives of the BRF15 Strategic Plan.

Revenues and Operational Results by segment

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

Since the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.
  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.
  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.
  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.
  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.
  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.
  Milk: involves the production and trade of pasteurized and UHT milk.
  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.
  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The information for the year ended December 31, 2011 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

Net Sales	12.31.12	12.31.11
Domestic Market
Poultry	1,351,356	1,112,291
Pork and beef	911,270	774,476
Processed Products	6,767,166	7,144,983
Other Processed	2,694,906	2,043,030
Other	894,137	555,215
	12,618,835	11,629,995
Export Market
Poultry	7,569,437	6,571,946
Pork and beef	1,866,736	6,571,946
Processed Products	2,002,169	1,750,059
Other Processed	179,978	175,160
Other	7,722	41,858
	11,626,042	10,093,110
Dairy
Dry Division	1,359,809	1,720,470
Fresh and Frozen Division	1,354,262	818.328
	2,714,071	2,538,799

Food service
Poultry	343,055	301,272
Pork and beef	221,782	166,673
Processed Products	846,167	884,639
Other	147,431	91,751
	1,558,435	1,444,335
	28,517,383	25,706,238

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	31.12.12	31.12.11
Operating Income
Foreing Market	1,038,639	1,249,386
Export Market	189,949	558,783
Dairy	(6,551)	(24,711)
Food service	166,878	217,671
	1,388,915	2,001,129

7.3. Description of the products and services which correspond to the operating segments disclosed on the item 7.2.:

                a. characteristics of the production process

                b. characteristics of the distribution process

                c. characteristics of the markets where the Company operates

i. share in its markets

ii. competition outlook

                d. contingent seasonality

                e. main inputs and raw materials

i. description of the relationships held with suppliers, including whether they are subject to control or government regulation, identifying the bodies and the respective legislation
ii. eventual dependence on few suppliers
iii. Any volatility in their prices

Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Cobb of Brazil, an affiliate of Cobb Vantress, Hybrid, Aviagen do Brasil and sometimes from Agrogen. We send these eggs to our grandparent stock farms, where the chicks are hatched and raised, constituting our grandparent breeding stock.  The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced.  We also buy a small percentage of our parent stock from another supplier.  The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,845 million day-old chicks, including chickens, Chester® roosters, turkeys, partridge and quail in 2012.  We hatch these eggs in our 29 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 10,254 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

At December 31, 2012, we had a fully automated slaughtering capacity of 35.5 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase some pork on the spot market.

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres, Dalland, DanBred, Agropecuária Imbuial and Master Agropecuária, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 4,146 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2012, we had a pork slaughtering capacity of 238,620 heads per week.             Beef

We do not raise cattle at our facilities (confined cattle). We purchase cattle primarily from local producers in the region of Mirassol D’Oeste and Várzea Grande in the State of Mato Grosso. Although we purchase cattle on the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle and cut and package the beef.

Under limited circumstances, we may contract for our own cattle confinement or enter into a partnership for that purpose.

At December 31, 2012, we had a beef slaughtering capacity of 12,000 heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce. We produce lasagnas, pizzas, pastas, desserts and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and Rio Verde in the State of Goiás.  In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items.  In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by third parties that deliver them to us packaged. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina. We also produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina in Dois Vizinhos, in the State of Paraná and in Toledo, also in the State of Paraná. We produced soybean oil until 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We purchase margarine from an agricultural cooperative supplier for resale by us. In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines in Valinhos in the State of São Paulo. We also entered into a strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We also produce margarines in our plant in Paranaguá, State of Paraná, under the brands Qualy and Deline.  We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products. We agreed to divest the Doriana and Delicata brands as part of our agreement with the CADE described in our 20F - “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Sadia.”  In the future, we will focus our marketing of margarine on our other brands.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

Dairy Products Production Chain

We produce dairy products at 13 plants. We receive milk from a network of over 13,000 milk producers in the southeast, south and midwest of Brazil. The milk is purchased mainly from local producers, and supplemental purchases are made on the spot market, depending on market price conditions and demand levels. In the event that there is a lack of fresh milk in the market, we are capable of using powdered milk for part of our supply needs.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 31 feed production plants. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In2012, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Bahia. We buy soy meal from major producers such as Bunge, Cargill, ADM, Dreyfus, Amaggi and Coamo, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets. We must pay for some of these products in U.S. dollars because we must import them.

Suppliers

We generally use a bidding process to select our suppliers based on technical and commercial requirements. We have had long relationships with many of our suppliers, both in Brazil and abroad. We periodically evaluate the efficiency of our suppliers in terms of quality, lead time, and service levels.  We have a code of conduct for suppliers that aims to establish rules that will govern the behavior of suppliers and social-environmental ethics in the relationship with our company.

Distribution of Products

Domestic Market

We have focused on our logistical operations and seek to improve efficiency and reduce distribution costs by building distribution centers to cover long distances through our transit facilities. We reach approximately 98.0% of the Brazilian territory through a nationwide distribution network.  As of December 31, 2012, we operated 33 distribution centers and 46transit points.

We export our products primarily through the ports of Itajaí and Navegantes in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses that we lease under long-term leases and that are located near the ports. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

In the past, we have occasionally experienced disruptions at the ports that have posed logistical challenges. In 2008, for example, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events led to delays in exports that adversely affected our export revenues during that period.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but they also tend to last longer than strikes by government agents. In 2007 and 2008, for example, sanitary inspectors struck for approximately a month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, The Netherlands, Italy, Hungary, France, Germany, Spain, Russia, Argentina, Chile, Uruguay, South Africa, China, Japan, Singapore, Saudi Arabia and the United Arab Emirates; and through administrative offices in Austria, Portugal and Cayman Islands. We coordinate our marketing efforts in our main export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and we are able to deliver products within approximately two days of receiving an order in 15 of those countries. We intend to expand our distribution network in order to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe, which would allow us to distribute those products more effectively as we have done with our 2008 Plusfood acquisition. It is important to highlight the new line for producing breaded products opened in 2012 at our Plusfood factory.

Far East. In Japan, our largest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet. We recently signed an agreement for a joint venture with DCH aimed at improving our position in the value chain in China by distributing Sadia-branded products through the joint venture.

Eurasia. In Russia and other regions of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens.  However, Russia imposes quotas on imports of poultry, pork and beef products from Brazil and other exporting countries. In addition, it is not uncommon for Russian quotas for poultry, pork, and beef products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.  In addition, since June 2011, Russia imposed restrictions on Brazilian exports of pork, beef and poultry from several Brazilian states, citing health and sanitary issues, and this ban remains in place.Due to these restrictions, we increased our sales to Ukraine during 2012, and the country became one of our main markets in Eurasia last year.  However, Ukraine announced in the second half of 2012 that it would increase tariffs for several products, including meats.  Although these tariffs have not yet been implemented, we expect that these increases may occur in 2013.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. In fact, Sadia is recognized as a Top of Mind brand in the region, according to Ipsos Research, a third-party consulting firm that prepared a study for us. In 2012, we took two important steps in increasing our presence in the region:  (1) we acquired 49% of the capital stock of Federal Foods, a leading food company in the United Arab Emirates, at the end of 2012 and (2) we began construction of a new processed food plant in Abu Dhabi, United Arab Emirates.

Africa. In Angola and other countries in Africa, we have identified a number of opportunities in the processed category, driven by sub-categories such as margarine and ready-to-eat meals. We sell to large distributors, primarily frozen whole and cut chickens, and chicken franks. We expect to relaunch the Sadia brand in 15 countries in Africa in 2013 with a focus on the retail and food services channels and a new product portfolio to include breaded products, pastas, frankfurters and hamburgers.

Americas and Other Countries. We sell modest amounts of our products to several countries in Latin America and the Caribbean, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada.  However, our sales to many of these countries are subject to significant fluctuations in demand.

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of July 2012, Brazil had an estimated population of 193.95 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” According to IBGE, Brazil had a GDP of R$4.4 trillion for 2012 versus R$4.1 trillion in 2011, representing an increase of 7.3% over its GDP of R$4.1 trillion for 2011, in each case in nominal terms.

The Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank”) show that the Brazilian GDP in 2012 increased 0.9% in real terms compared to 2011. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the IBGE, was 5.91% in 2010, 6.50% in 2011 and 5.84% in 2012, continuing a trend of relatively high rates of inflation. The Brazilian government has implemented fiscal and monetary policies in order to mitigate the impact of the global economic crisis on the Brazilian economy and in order to minimize inflation and to endeavor to keep inflation within a target range.

Brazil is one of the largest consumers of meat, with per capita meat consumption of 102.1 kilograms in 2012, including beef, broiler chicken and pork, according to the USDA. Demand for poultry, pork and beef products in the domestic market is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions and the increased purchasing power of Brazil’s fast-growing middle class in Brazil has generally supported increased demand in recent years for processed food products, as well as traditional fresh and frozen poultry and pork products.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, most notably BRF, but also Aurora-Cooperativa Central Oeste Catarinense Ltda., or “Aurora,” and Seara Alimentos S.A., “Seara” (which is owned by Marfrig).  The largest producers are subject to significant competition from a substantial number of smaller producers that operate in the informal economy and sometimes offer lower quality products at lower prices than do the major producers.  For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. We and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products that are more similar to commodities in nature.

The processed foods sector is more concentrated in terms of the number of players. Consumption of processed products is influenced by several factors, including the increase in consumer income and marketing efforts with a view to meeting consumer demand for more value-added products. We believe that processed food products represent an opportunity for further growth in coming years.

We set forth below our estimates of the size of certain of our relevant markets.  We produce these estimates by beginning with data we receive from A.C. Nielsen, which is based on data reported by us and certain of our competitors.  We then add to that data using our own internal estimates for areas of the country or categories of products that are not covered by the A.C. Nielsen data.

Based on these estimates, we believe the frozen processed meats market in Brazil accounted for revenues of approximately R$2.2 billion in 2012, approximately the same as in 2011.  The specialty meat market in Brazil accounted for revenues of approximately R$17.1 billion in 2012, in line with 2011 and the frozen pasta market in Brazil accounted for revenues of approximately R$785 million in 2012, compared to R$753 million in 2011.  The frozen pizza market in Brazil accounted for revenues of R$594 million in 2012, compared to R$604 million in 2011.

Based on our estimates, we believe the Brazilian market for dairy processed products (yogurts, desserts, probiotic milk and the Petit Suisse brand) totaled approximately R$23.8 billion in 2012, compared to R$22.4 billion in 2011.

Based on our estimates, the size of the Brazilian margarine market was approximately R$3.6 billion in 2012, compared to R$3.2 billion in 2011.

Export Markets

Brazil is a leading player in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production.  Like other large Brazilian producers, we havecapitalized on these advantages to develop the scope and scale of our business.

Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, sanitary requirements, disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry and in natura beef products and therefore will not accept Brazilian poultry or beef imports). In addition, outbreaks of animal disease may result in bans on imports (e.g., Russia, in the past, has banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states and, more recently, has prohibited imports of Brazilian pork, beef and poultry from several Brazilian states since June 2011, citing health and sanitary reasons). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of this meat. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. China, for example, suspended supplies of live poultry to Hong Kong in late 2011 after a dead chicken tested positive for the H5N1 virus. From 2003 to 2013, there have been 622 confirmed human cases of avian influenza and 371 deaths, according to the WHO. Human cases were reported in various countries in Asia, the Middle East and Africa, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease were to be detected in Brazil, or if it began to be transmitted from human to human, global demand for poultry products would likely decline for a period whose length cannot be predicted.

Similarly, global trade in pork products was negatively affected in 2009 by the spread of A(H1N1) influenza in many countries. On June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, prohibited imports of pork from countries reporting a significant number of cases (particularly, Mexico, the United States and Canada). On August 10, 2010, the WHO terminated the level six influenza pandemic alert and shifted its focus to a post-pandemic period. During this period, localized outbreaks of different magnitudes may show significant levels of A(H1N1) transmission. In China, for instance, at least 20 people died of A(H1N1) influenza in 2011.

In our export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts as well as increasing volumes of processed food products.

Competition

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil.

The graph below shows the approximate percentage of our market share for 2012 in the main categories in which we compete, based on data received from A.C. Nielsen.  The percentages are based on revenue data for twelve-month periods that vary according to the category but include most of 2012 in each case.

Source: A.C. Nielsen

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Domestic Market.”

In the specialty meat market, we compete against Aurora and Marfrig, while the remainder of the market is represented by several small players.  In the frozen processed meat market (which includes hamburgers, steaks, breaded meat kibes and meatballs), we are the leader in the market, followed by Marfrig and other smaller players.  In the frozen pasta market (which includes lasagnas and other products), we are the leaders in the market, followed by Marfrig, Pif Paf Alimentos S.A. (“Pif Paf”) and Comércio e Indústria de Massas Alimentícias Massa Leve Ltda. as our main competitors.  In the frozen pizza market, we are also the leader of the market, followed by Marfrig, Dr. Oetker Brasil Ltda. and Pif Paf.  In the margarine market, we also detained the majority of the market share, followed by Bunge Alimentos, Unilever and Vigor Alimentos S.A., an affiliate of JBS S.A.  In the dairy processed product market (including yogurts, desserts, probiotic milk), we compete against Danone, Nestlé and Paulista, along with other smaller players.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant factor in our selling a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers. Since the market for processed food products is still growing in Brazil, we believe that the medium and long-term prospects for this segment are positive based on the trend over the preceding years.

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Marfrig competes with us internationally and has many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. In the second quarter of 2012, JBS S.A. announced the lease of Doux Frangosul S.A. and Agro Avícola Industrial poultry plants in Brazil, and in the second half of 2012, the company began exporting chicken, especially to the Middle East, increasing competition in the region. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers

We exported U.S.$5.1 billion, an increase of 4.1% over the same period last year, and ranked as the fourth largest Brazilian exporter, according to SECEX, in 2012.  We believe we export significantly more than our main Brazilian competitor.

In our export markets, we compete primarily based on quality product portfolio, cost, selling price and service to our customers.

Seasonality

Meat and Processed Products

Domestic Market. Our net sales of meat and processed products in the domestic market are not subject to large seasonal fluctuations.  However, our fourth quarter is generally slightly stronger than the others due to increased demand for our products during the holiday season, particularly turkeys, Chester® roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2012, the first quarter accounted for 23.7% of our total sales in the domestic market, the second quarter accounted for 23.5%, the third quarter accounted for 24.5% and the fourth quarter accounted for 28.3%.

Export Markets. Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and the summer months.

In 2012, the first quarter accounted for 20.3% of our export sales, the second quarter accounted for 24.2%, the third quarter accounted for 26.3% and the fourth quarter accounted for 29.2%.

Dairy Products

In the dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced from cows raised in open pastures. Our milk production is higher during the rainy season, which is between November and February in southeastern Brazil and between July and September in southern Brazil. Although most of our production is concentrated in the southern region, our production network helps to mitigate the effects of seasonality.

At the end of the fourth quarter and the beginning of the first quarter of any given year, there has historically been a general decrease in selling prices and a general increase in inventories of UHT milk and pasteurized milk, due to an increase in domestic production and a decrease in domestic demand. During these months, the dairy business has historically increased its inventories and has been able to benefit from higher selling prices during the other months of the year. Gross revenues from dairy products have historically been higher in the second and third quarters of the year, and revenues from pork, poultry and beef have historically been higher in the third quarter and even higher in the fourth quarter of the year.

Food Service

In the food service market, our net sales are not subject to large seasonal fluctuations. However, as in our domestic market, our fourth quarter is generally slightly stronger than the others due to increased demand from our food service customers for products specific to the holiday season.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are real-denominated, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soy meal and soybeans represented approximately 25.0% of our cost of sales in 2012 and 23.0% in 2011. Although we produce most of the hogs we use for our pork products, in 2012 we also purchased hogs on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate together with them.  In 2012, the average corn price in Brazil was 5.0% higher than the average corn price in 2011, and prices were considerably higher during parts of the year.  For example, corn prices in December 2012 were 26.3% higher than in December 2011.  In 2012, the average Soybean meal price in Brazil was 61.4% higher than the average price in 2011, and comparing December 2011 to December 2012, soybean meal prices in Brazil were up by 95.9%.  The effect of decreases or increases in prices of raw materials on our gross margin is greater for products that are more similar to commodities in nature relative to more value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for those products that are more similar to commodities.

The following graph illustrates the movements in the price of corn in Ponta Grossa in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Safras & Mercados Ltda., a private Brazilian consulting firm.

Wholesale Corn Prices at Cascavel, State of Paraná (R$ per 60 Kg sack)

Current Brazilian government estimates of the Brazilian corn harvest in 2012-2013 forecast 76.1 million tons, according to a survey undertaken in March 2013 by the National Supply Company (Companhia Nacional de Abastecimento, or “CONAB”), an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply. This estimate represents a 4.2% increase from 73.0 million tons harvested in 2011-2012. Of these 76.1 million tons, 34.8 million tons are forecast for the summer crop and 41.3 million tons for the second crop (safrinha), to be harvested up to early August 2013.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Safras & Mercado Ltda.

Wholesale Soybean meal Prices at Ponta Grossa, State of Paraná (R$ per ton)

According to a survey released by CONAB in March 2013, current Brazilian government estimates of the Brazilian soybean harvest in 2012-2013 forecast 82.17 million tons. This estimate represents a 23.6% increase from the soybean harvest in 2011-2012.

The estimated total exports of soybeans in the 2012-2013 harvest is 36.8 million tons, which represents a 13.3% increase from the 2011-2012 harvest (32.5 million tons).  Inventory volumes for the 2012-2013 harvest may be increased compared to 2011-2012.  CONAB estimates Brazilian inventories of 3.4 million tons, while in the last season stocks reached 0.4 million tons.

Revenues from exports of soybeans in 2012 totaled U.S.$17.5 billion, with an average price of U.S.$530 per ton, compared with an average price of U.S.$496 per ton in 2011.  With higher exports of soybeans, average prices of domestic soybeans increased 41.9% in 2012 relative to 2011, primarily as a result of the depreciation of the real and increasing international market prices.

Effects of Exchange Rate Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2012	2011	2010
Appreciation (depreciation) of the real against the U.S. dollar	(8.5%)	(12.6%)	4.3%
Period-end exchange rate (U.S.$1.00)	R$2.04	R$1.88	R$1.67
Average (daily) exchange rate (U.S.$1.00) (1)	R$1.95	R$1.68	R$1.76
Period-end Basic interest rate SELIC (2)	7.25%	11.00%	10.75%
Inflation (INPC) (3)	6.20%	6.08%	6.47%
Inflation (IPCA) (4)	5.84%	6.50%	5.91%
Inflation (IGP-M) (5)	7.82%	5.10%	11.32%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)   The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)   The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.

(3)   INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.

(4)  IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(5)  The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports.

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$5,628.4 million at December 31, 2012, representing approximately 57.6% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to long-term contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

7.4. Identification of the clients which are responsible for more than 10% of the Company’s total net income, informing specifically:

a.       total amount of income arising out of such client

b.      operating segments affected by the income arising out of such client

None of the Company’s clients is responsible for more than 10% of the net revenues. The risk policy determined for the exposure in relation to sales of both domestic market and exports provides the diversification of product portfolio and customers.

7.5. Description of the material effects arising from governmental regulation over the Company’s activities

                a. need of governmental authorizations for the exercise of the Company’s  activities and the history related to the public administration for obtaining such authorizations

The environmental laws and regulations require greater expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in civil, administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their solicitation of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are being renewed, and we cannot guarantee that environmental agencies will approve our renewal requests.

Finally, the company emphasizes that its corporate responsibility in relation to the environment is not just an imposition of the supervisory agencies and the fulfillment of laws, but a voluntary attitude that continually striving to improve the local environment, confirming its social responsibility.

Increasing food safety regulation may increase our costs and harm our operating results.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety  area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

7.6 – Relevant revenues provided from foreign market

7.6. Information on the countries where the Company has relevant revenues:

a. revenues from clients attributed to the country where the Company’s main place of business is located and its participation in the Company’s total net revenues;

 b. revenues from clients attributed to each foreign country and its participation in the Company’s total net revenues;

c. total revenues from the foreign countries and its participation in the Company’s total net revenues

In millions of Brazilian Reais	2012	%	2011	%	2010	%
Poultry	1,351,356	4.7%	1,112,291	4.3%	933,060	4.1%
Pork/Beef	911,270	3.2%	774,476	3.0%	698,952	3.1%
Processed food products	9,462,072	33.2%	9,188,013	35.7%	8,016,744	35.3%
Milk	2,713,948	9.5%	2,533,447	9.9%	2,291,700	10.1%
Foods service	1,335,136	4.7%	1,255,916	4.9%	1,046,093	4.6%
Others	894,137	3.1%	555,215	2.2%	528,670	2.3%
Total Domestic Market	16,667,919	58.4%	15,419,358	60.0%	13,515,219	59.6%
Net Sales	28,517,383	100.0%	25,706,238	100.0%	22,681,253	100.0%

Foreign Market

In millions of Brazilian Reais	2012		2011		2010
Net Sales	11,849,464		10,286,880		9,166,034

	2012	%	2011	%	2010	%
Europe:
Total	1,920,199	16.2%	1,882,425	18.3%	1,742,101	19.0%
Far East:
Total	2,402,902	20.3%	2,301,806	22.4%	1,916,511	20.9%
Eurasia:
Total	1,058,340	8.9%	763,294	7.4%	1,040,065	11.3%
Middle East:
Total	3,976,600	33.6%	3,087,331	30.0%	2,919,717	31.9%
Africa, the Americas and Other:
Total	2,491,423	21.0%	2,252,024	21.9%	1,547,640	16.9%
Total foreign market	11,849,464	100.0%	10,286,880	100.0%	9,166,034	100.0%

Domestic Market and Foreign Market

In millions of Brazilians Reais	2012	2011	2010
Total Foreign Market	11,849,464	10,286,880	9,166,034
Total Domestic and Foreign Market	28,517,383	25,706,238	22,681,253

% of Total Net Sales	41.55	40.02	40.41

7.7. Regulation of the countries where the Company has significant revenues and which countries affect the Company’s businesses

                The Company and its subsidiaries file income tax returns in Brazil and various foreign jurisdictions. The determination of the amount of deferred tax liabilities that is not recognized related to undistributed earnings is not practicable. The Company is subject to income tax examinations by the relevant tax authorities within periods of 5 years, except in Netherlands which period is 8 years.

7.8. Other relevant long-term relationships entered into by the Company not included elsewhere in this Form

BRF publishes Annual and Sustainability Reports in the GRI (Global Reporting Initiative) level A standards since 2008. The 2012 Annual and Sustainability Report is available at Company’s IR website (www.brf-br.com/ir) or in the link below:

http://www.brasilfoods.com/ri/siteri/web/arquivos/BRF_RA_EN_130314.pdf

The Company is also part of ISE (Corporate Sustainability Index) and IGC (Corporate Governance Index) both BM&FBovespa’s Indexes, demonstrating BRF’s commitment to the Sustainability and Corporate Governance issues.

                Copywight and Use of the Brands Licensing Contract

On May 11 2010, we signed a Copyright and Use of the Brands Licensing Contract with Viacom Media Networks which guarantee to BRF the right of use the names, brands, logotypes, related to the characters of the serie “Bob Esponja” on the trade of products determined in the contract, limited on the Brazilian territory with vality until December 31 2013. In return, we are obligated to disburse 1,75% total value of invoices relating to sales of products, conditional on the guaranteed minimum stipulated in this agreement.

                Soybean Meal Purchase Agreement

                On September, 12, 2008 we signed bulk soybean meal purchase agreements with Coamo Agroindustrial Cooperativa on a CIF basis with the prices to be set, having as their basis Chicago Board of Trade quotations. Deliveries are made monthly to our industrial units.

                Supply, Technical Partnership and Commercial Cooperation Agreement

On March 15 2005, we signed a Supply, Technical Partnership and Commercial Cooperation Agreement with Cobb-Vantress Brasil Ltda., a company active in the research and development of poultry breeder stock. Under this agreement, we sell our rights to Chester genetic material and in exchange, receive a 50% discount on the purchase of 172 packages of Cobb proprietary grandparent breeder chicks. On a preferential basis, Cobb has further undertaken to supply us for an indeterminate duration with all the improvements and technological advances made in future by the company to its Chester genetic line.

                Integrated Agreements for the Production of Hogs in the Complete Cycle System

                We buy part of our live hog requirements from local producers through the signing of Integrated Agreements for the Production of Hogs in the Complete Cycle System. These contracts provide for the sale to us or to any third party indicated by us, of the entire producer’s hog production on an exclusive basis. In return, we pay the values practiced in the market on the date of delivery in accordance with Sindicarne (the Meats and Meat Derivatives Industries Association) parameters.

In the Complete Cycle System the breeding animals are sold to the producers and this should give the animals ready (creates up to termination) for slaughter. The hog price is settled according to market prices.

                Partnership Agreement with Integrated Outgrowers

                By and large, our partnership agreements with the integrated outgrowers provides for the supply by us of batches of day old chicks as well as feed, technical advice and other necessary inputs for the full production of poultry (rearing) on the respective poultry farms. Once the conditions are attained for slaughter (generally when the poultry has reached the age of 100 days), the producer returns part of the fully grown poultry flock, upon which it is our responsibility under the conditions of the partnership to undertake the slaughtering process. Furthermore, the producer undertakes to sell us on an exclusive basis the part of the meat chickens determined under the agreement. The price paid to producers is set in accordance with the technical standards of each one as well as indices of weight, age, mortality and food conversion, all of which are periodically reviewed. The agreements customarily run for an indeterminate duration and can be rescinded at any time, without just cause, as long as this is notified in writing at least 60 days before hand.

Atypical agreement for the rental of a commercial property and other agreements

On October 13, 2011, BRF signed an atypical rental agreement with Vanderbilt23 Empreendimentos Imobliários Ltda, the latter company having the following obligations (i) to acquire a fully serviceable property in the municipality of Salvador/BA; (ii) to undertake work on a Distribution Center through a construction company to be engaged and according to the specifications of the tenant in the timeframe and  manner pursuant to the Projects; and (iii) to rent the property to BRF for the term of initially 10 years as from the date of issue of the rental agreement (which shall begin from the effective delivery of the work and the respective documentation).

                Joint Ventures

                On June 25 2007, Unilever and BRF announced the joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other business. The two companies combine BRF’s extensive experience in the manufacture, sale and distribution of food products in Brazil with Unilever’s advanced development technology, marketing and innovation as well as the penetration of its brands both in Brazil and worldwide. This strategic alliance is instrumental in supplying the Brazilian market with high value-added items directed principally to consumers seeking healthy and functional nutrition.

In 2008, Sadia and Kraft concluded an association resulting in a company called K&S Alimentos S.A. (“K&S”). K&S’s core business is to produce and distribute cheese products and table items such as cream cheese and cheese spreads. In 2008, Sadia and Kraft also entered into a licensing agreement. Sadia has licensed its brands such as “Sadia”, “S”, “Sadia Speciale” and “SadiaVita Light” to K&S and Kraft has also licensed its “Philadelphia” brand to the joint venture.

On February 14, 2012, the Company announced the constitution of Rising Star Food Company Limited, a joint venture (”JV”)  with the participation of the Dah Chong Hong Limited company (“DCH”), the purpose of which is: (i) the access to distribution in markets on mainland China and in Hong Kong and Macau, penetrating the retail and food service channels; (ii) local processing of products; and (iii) the development of the Sadia brand in these markets.

The Company holds a 50% participation in the JV. On November 5, 2012, the Company announced the constitution of a joint venture (“JV”) with the Irish group, Carbery, known as Nutrifont Alimentos S.A. (“Nutrifont”) with its purpose being the processing of proteins from milk whey derived from cheese production with the use of technology belonging to the Irish group.

The Company has a 50% stake in the JV which envisages a shared investment of USD 50MM.

The project involves the construction of a production unit in the state of Rio Grande do Sul to produce nutritional ingredients of a certain added value from milk whey, a byproduct of cheese making to be used in baby food and sports-related food. The construction of the production unit is planned for 2013 with industrial activities beginning in early 2014.

On January 2, 2013, the company announced the acquisition (dated December 26, 2012)  of the remaining 33% stake of the minority shareholders in the capital stock of Avex S.A. (“Avex”)  and  as a result, the acquisition of the remaining stake in the companies Flora Danica S.A., Flora San Luis S.A. and GB Dan S.A. (“Danicas”), all located in Argentina. The value of the investment was USD 40.05 MM.

This investment will permit the Company to integrate its businesses in Argentina including the operations of the Argentine Quickfood S.A. (“Quickfood”) as well as capturing synergies for the integrated businesses.

On August 11, 2011, the Company announced the construction of a processed products plant in the United Arab Emirates with an investment of approximately USD 120 MM.

The principal rationale behind this investment is: (i) enhancement of the Company’s process of industrialization; (ii) strengthening of the brands, distribution and sales of the Company in the Middle East market; (iii) increasing the flexibility and adaptation of the processed products to regional demands; and (iv) expansion of the food service and retail portfolios.

In the second half of 2012, a joint venture (“JV”) was constituted with the corporate denomination of Al Wafi Food Products Factory LLC, with the Al Nowais Investment Company LLC (“Al Nowais) group, the corporate stakes in the company split 51 % for Al Nowais and 49% for the Company.

7.9. Other material information

Investments

In 2012, we recorded total investments of R$2.5 billion in order to support our growth, including total capital expenditures of approximately R$1.9 billion and expenditures of R$493.9 million for the replenishment of breeder stock, which we refer to as “biological assets for production.”

The table below sets forth our capital expenditures and expenditures on biological assets for production for the periods indicated:

	Year Ended December 31,
	2012	2011
	(in millions of reais)
Capital expenditures:
Expansion and enhancement of production facilities	991.6	383.9
Efficiency	285.1	493.4
Support	622.3	286.3
Total capital expenditures	1,899.1	1,163.6
Biological assets for production	493.9	492.2
Acquisitions and other investments	87.6	260.2
Total	2,480.6	1,916.1

In the year ended December 31, 2010, we had total capital expenditures and expenditures on biological assets for production of R$697.8 million, including (i) R$247.2 million in expansion and enhancement of production facilities, (ii) R$38.8 million in the Lucas do Rio Verde and Vitória de Santo Antão agroindustrial complexes, (iii) R$105.7 million for other expansion and enhancement projects, (iv) R$282.9 million in productivity investments, and (v) 23.2 million in other capital expenditures.

Our capital expenditures in 2012 included the projects described below.

Expansion and enhancement of production facilities:

Expansions of productive capacity at our agroindustrial complex at Lucas do Rio Verde in the State of Mato Grosso and a construction of an industrial plant in Vitória de Santo Antão in the amount of R$233.3 million.

Expansion of productive capacity of our plants located in Rio Verde, Itumbíara, Jataí and Mineiros in the State of Goiás; Nova Mutum in the State of Mato Grosso; Dourados in the State of Mato Grosso do Sul; and Marau, Três de Maio and Serafina Corrêa in the State of Rio Grande do Sul in the amount of R$741.1 million.

Commencement of construction of a processed foods plant in Abu Dhabi, United Arab Emirates as part of our long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.  Our first plant to be constructed outside Brazil, the unit is expected to have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meat products.  We invested R$16.6 million in 2012. It is expected to be inaugurated in 2013.

Efficiency:

Automation of a chicken leg deboning facility in Serafina Corrêa in the state of Rio Grande do Sul in the amount of R$16.0 million.

Improvement in the capacity in the refrigerated processed products (yogurts, fermented milk and desserts) in the amount of R$12.0 million.

Other efficiency improvement projects in the amount of R$257.1 million.

Support:

Investments in our vehicle fleet to support the agribusiness, sales force and corporate executives in the amount of R$85.6 million.

Investments in information technology.  In 2011, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The project was completed in 2012, involving approximately 200 people working on the following four stages: (1) upgrading the SAP system to increase processing capacity, (2) developing the initial platform, (3) developing the HR SAP system and (4) rolling out the SAP APO – Advance Planning Optimization.

Construction of our new Research and Development Center in Jundiaí in the State of São Paulo in the amount of $40.6 million.  The new center will apply advanced technology to the development of new products.

Acquisitions and other investments:

Formation of two joint ventures in 2012, Rising Star Food Company Limited in China and the Carbery Group in Brazil, and acquisition of two companies, Quickfood in Argentina and Federal Foods in United Arab Emirates.  For more information on these joint ventures and acquisitions, see our 20F “Corporate Structure—Recent Acquisitions and Investments—2012 Acquisitions, Joint Ventures and Other Investments.”

In 2013, we expect to make capital expenditures of approximately R$2 billion (including an estimated R$500 million in expenditures on biological assets for production). We expect to focus our capital expenditures on projects that are currently in progress, increasing our total production capacity as well as improving efficiency in the processes.  We expect the great bulk of our expenditures to occur in Brazil, although we expect to continue to dedicate a portion of our capital expenditures to our internationalization project, including the completion of construction of our plant in Abu Dhabi, United Arab Emirates.  We use both internal and external sources of funds for our capital expenditures. See our 20F “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Information Technology.  In 2010, we began to install an integrated system platform to help us with synergies as a result of our business combination with Sadia. The project, which is expected to be completed later in 2012, will involve approximately 200 people working in the following four stages: (1) upgrading the SAP system to increase processing capacity; (2) developing the initial platform; (3) developing the HR SAP system; and (4) rolling out the SAP APO – Advance Planning Optimization. This investment is recorded as an intangible asset and is not reflected in the table above.

Internationalization Project. We are developing a long-term internationalization project focused on increasing our presence in countries where we can distribute our products profitably.

In 2012, we expect to make capital expenditures of approximately R$2.0 billion to R$2.2 billion (and an additional estimated R$500 million in expenditures on biological assets). We expect to focus our capital expenditures on projects that are currently in progress, such as the integration of Sadia with our business.  We expect to invest approximately R$450 million in 2012 to obtain synergies related to our business combination with Sadia.

Competitive Strengths

We believe our major competitive strengths are as follows:

Leading Brazilian Food Company with Strong Brands and Global Market Presence.  We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete both in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities by enabling us to expand our business, increase our offering of value-added products and increase our share of international markets.  In 2012, we slaughtered approximately 1.8 billion chickens and other poultry and 11.0 million hogs and cattle.  We sold nearly 6.3 million tons of poultry, pork, beef, milk and processed food products, including dairy products and other processed products, in the same year.  Our own and licensed brands are highly recognized in Brazil, and our export brands are well established in their respective markets.

Extensive Distribution Network in Brazil and in Export Markets.  We believe that we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil.  In addition, we export products to over 120 countries, and we have begun to develop our own distribution network in Europe, where we sell directly to food processing and food service companies and to local distributors, and in Asia through a joint venture. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign businesses, resulting in increased sales volumes and a broader reach of our product lines.

Low-Cost Producer in an Increasingly Global Market.  We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and to efficiency gains in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have implemented a number of programs designed to maintain and improve our cost-effectiveness, including our ATP-Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP-Shared Services Center, which centralizes our corporate and administrative functions; our MVP-More Value program to provide our managers with more efficient use of fixed and working capital; and matrix-based budgeting intended to improve the efficiency of cost management.

Diversified and Strategic Geographical Location.  In the meat business, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. The geographical diversity of our plants in ten Brazilian states also enables us to reduce transportation costs due to the proximity to grain-producing regions, while also being close to the country’s main export ports.  Our dairy operations are based in the main milk-producing areas of different regions of Brazil, allowing easy access to the consumer market.

Emphasis on Product Quality and Safety and on a Diversified Product Portfolio.  We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the seasonality of our products.

Experienced Management Team.  Our senior management is highly experienced and has transformed our company during the last decade into a global business. Some members of our senior management have worked with us for over ten years, and the members of our senior management who joined our company during that period have seasoned experience in their professional capacities. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros), which requires adherence to the highest corporate governance standards of that Exchange.

Business Strategy

Our overall strategy is to use our competitive advantages as a food company with one of the most diversified chilled and frozen food product portfolios to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of reducing volatility in our results. We will continue to seek balanced growth and consolidation among the business segments and product lines in which we operate, including, with regard to both the domestic and external market, while seeking growth opportunities through food processing activities overseas. The main elements of our strategy are as follows:

Strengthen Our Global Distribution Network.  We continue to develop our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. In 2013, we expect to continue executing a long-term international distribution strategy in order to increase our brand awareness globally and expand into countries where we believe we can distribute our products profitably. We are focusing on expanding our distribution network in Europe, the Middle East and Asia so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. For example, we entered into a joint venture in China with DCH and began exporting pork to this joint venture in March 2012, allowing us access to DCH distribution network.

Further Develop Our Domestic and International Customer Base.  We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe that there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses.  Domestic market sales represented approximately 58.4% of our total net sales, while export market sales represented 41.6% in 2012.

Expand Our Core Business.  We intend to further develop our core business of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to increase scale and efficiency. For example, we are expanding our Lucas do Rio Verde Agroindustrial Complex to increase our production capacity for poultry, pork and processed products to meet long-term demand for these segments.

Diversify Our Product Lines, Focusing on Value-Added Processed Food Products.  We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. In 2009, we entered into a business combination with Sadia, which brought a wide array of processed food products to our portfolio and is also one of the largest exporters of poultry products in the world.  In 2011, we purchased two Argentine companies, Avex and Flora Dánica, in order to expand our competitive base, leverage our export platform and address the potential of the local Argentine market. Avex produces unprocessed poultry products, and Flora Dánica produces, among other items, mayonnaise, sauces and margarine.  In 2012, we formed two joint ventures, Rising Star Food Company Limited (China) and the Carbery Group (Brazil) – and acquired two companies, Quickfood (Argentina) and Federal Foods (United Arab Emirates).  In addition, we invested in a new Technology Center in Jundiaí (in the State of São Paulo) in order to develop new products and lines.  We may also pursue other acquisitions and/or build new industrial plants to support these strategic goals.

Continue to Seek Leadership in Low Costs.  We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

Synergies.  Our acquisitions in recent years, including our business combination with Sadia, have created synergies. Our business combination strategy aims to expand our businesses in both the Brazilian and international markets. We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long term from our mergers and acquisitions. We select potential business combination transactions in line with our strategy of bringing to our company a diverse range of processed food, meat and dairy products, distribution networks and customer relationships in both our domestic and export markets that can be integrated with and leveraged from our own operations.

Information Released Recently

Buyback of Shares – On 05/30/11 the Company’s Board of Directors authorized a share buy-back program to run for 90 days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock.  The Program is designed to maintain the shares as treasury stock to attend the needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of 03/31/2010. The total repurchase amount during the period was 2,630,100 shares.

Association of BRF and Sadia – On 07/13/11, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Commitment Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not infringe TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brf-br.com/ri.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in natura, elaborated and processed products as well as festive product lines and margarines. Suspended Perdigão and Sadia brand categories are equivalent to a further R$ 1.2 billion in sales revenues.

Agreement was also reached on the sale of the entire direct or indirect stake in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of BRF to Sadia S.A., with the consequent transfer to the future purchaser of the entire tangible and intangible assets. The respective impacts of this divestment are also incorporated in the amounts mentioned in the preceding paragraph.

The Perdigão brand as well as all the rights associated to it, remains the property of  BRF and is used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, festive poultry-based products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

Sadia was incorporated by BRF on December 31, 2012.

Expected Synergies – We estimate our net synergies before taxes and participations as a result of the BRF/Sadia merger, post-CADE approval, at about R$ 562 million in 2011. The Company aims to capture net synergies before taxes and participations of about R$ 1 billion per year for the period 2012 - 2013 after which these will stabilize around this amount. To achieve this result, BRF will require approximately R$ 700 million in investments for the period 2011 - 2013.

Expected synergies are in line with the survey conducted by the Company. However, realization of the synergies will be contingent on the success of the processes to be implemented in the areas of supplies (grains and other raw materials), manufactures, agriculture and logistics as well as the investments.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, Ba1 with a positive Outlook.

Material Fact released on February 09, 2012

BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) hereby announces, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No 358/02 and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), that the Company's management at the Board Meeting held on 02.09.2012 has decided that the wholly-owned subsidiary Sadia S.A. will be incorporated into its Parent BRF – Brasil Foods S.A. in 2012, in accordance to the following:

1.                 Purpose of the Merger

1.1.             BRF holds all shares that represent the capital stock of Sadia S.A;

1.2.             Expected date of the merger 12.31.2012.

1.3.             The merger is part of the reorganization which started wih the business combination between the two companies in 2009. Its main purpose is to accomplish the full integration of the BRF and Sadia businesses, seeking to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

2.                 Effects of Deliberation

2.1.             In compliance with the CPC 24 (Subsequent Events - IAS 10), and CPC 32 (Income Taxes - IAS 12), the decision to merge Sadia into BRF results in losses of approximately R$215 million in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management's current best estimate.. The final value of the impact of the Sadia merger into BRF will be determined on December 31, 2012.

2.2.             The above provision shall not affect the value of the proposed dividends for the fiscal year 2011, and its distribution through interest on equity.

2.3.             The administrative, operational, tax and legal savings and other synergies, as well as the total cost of the merger (including publications, reports, auditors, appraisers, consultants and lawyers) are being assessed by BRF and Sadia.

3.                 General Information

3.1.        Since 100% of the shares that represent the capital of Sadia are the property of BRF, there will be no change to BRF equity, or determination of exchange ratio which may be subject to comparison and/or the right to withdraw.

3.2.        With the merger, Sadia will cease to operate and its shares will be duly cancelled, in accordance with Article 226 of the Corporation Act, without any BRF shares being granted in lieu of shareholders rights.

3.3.        This decision of the Board shall be timely submitted to the Shareholders' Meeting according to legal provisions.

Announcement to the Market on February 14 2012

In accordance with the terms of CVM Instruction 358, of January 03, 2002 and section 4, article 157 of Law 6,404/76, and in line with the announcement to the market made on May 31, 2011, Brasil Foods S.A. (BRF) announces that it has established a joint venture with Dah Chong Hong Limited, aimed at gaining access to the Chinese distribution market, engaging in local processing, developing the Sadia brand in China, and reaching retail and food service channels in continental China, Hong Kong and Macau.

Dah Chong Hong, Limited (DCH), incorporated in 1949, is a wholly owned subsidiary of Dah Chong Hong Holdings Limited (DCHH), which is a business conglomerate whose shares are listed on the Hong Kong Stock Exchange since 2007 (01828.HK). DCH is one of the largest distributors of automobiles, food and consumer products in China and Hong Kong, with infrastructure for distributing chilled and frozen food. Its operations span the markets of Mainland China, Hong Kong and Macau, and the company pursues excellence in its products and service provision. DCHH is currently owned as to approximately 55.9% by CITIC Pacific Limited (a public company listed on the Hong Kong Stock Exchange and ultimately owned as to approximately 56.7% by CITIC Group Corporation, a state-owned company incorporated in the People’s Republic of China).

The 50:50 joint venture between BRF and DCH covers both in natura and processed products, and the joint venture will focus on overall capability building and the relevant business operation in local market, including sales, importation, procurement of products, customer clearance and trade marketing. The joint venture’s leadership will be shared, with the same number of representatives from both companies on its Board of Directors and Executive Committee.

BRF will focus on production, technical support and marketing for the products to be sold by the joint venture. Meanwhile, DCH will concentrate on supply chain and distribution operations, processing and packaging services, and various kinds of operation support during the initial transitional phase.

It is estimated that the joint venture will sell volumes of more than 140,000 metric tons and have revenues of approximately US$450 million in the first year, and investment will be made in its working capital.

Material Fact released on March 20, 2012

1. The Management of BRF – Brasil Foods S.A. ("BRF" - Bovespa: BRFS3; NYSE: BRFS) and Marfrig Alimentos S.A. ("Marfrig" - Bovespa: MRFG3; ADR Level 1: MRTTY) hereby announce that, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358 of January 3, 2002 and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6404 of December 15, 1976, and in addition to the Notice of Material Fact released by BRF and Marfrig on December 8, 2011, that on this date, the Asset Exchange Contract and Other Covenants ("Exchange Contract") was entered into between BRF, Sadia S.A. ("Sadia" and, together with BRF, "BRF Parties") and Sadia Alimentos S.A. ("Sadia Alimentos") on one side and Marfrig, whose main object is to establish the terms and conditions for the transaction described below.

TERMS AND CONDITIONS

2. According to the terms and conditions set forth in the Exchange Agreement, the BRF Parties, on one hand, and Marfrig, on the other, agree to exchange:

(a) of the following assets owned by the BRF Parties referred to in the Performance Commitment Agreement ("TCD") described in the Notice of Material Fact published by BRF on July 13, 2011: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants, (a3) all assets and rights associated with eight (8) distribution centers, (a4) the hog slaughtering plant located in the city of Carambeí, by conclusion of the lease with the option to purchase Marfrig, (a5) the BRF stock described in the Exchange Agreement relating to the assets above (a6) all contracts with integrated producers to ensure Marfrig maintains the same levels of supply for BRF and/or Sadia, (a7) the entire stake held by Sadia, directly and indirectly, equivalent to 64.57% (sixty-four point five seven percent) of capital stock of Excelsior Alimentos S.A.;

(b) the following assets owned by Marfrig: (b1) the entire equity interest held either directly or indirectly by that company, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. ("Quickfood"), a company based in Argentina, (b2 ) the payment of additional amount of R$ 350,000,000.00 (three hundred and fifty million reais), of which R$ 100,000,000.00 (one hundred million reais) will be paid between June and October 2012 and the remainder of the amount of R$ 250,000,000.00 (two hundred and fifty million reais) will be paid in 72 (seventy-two) monthly installments, with interest at market rates.

3. Additionally, after the lease period, there shall be the amount of R$ 188,000,000.00 (one hundred eighty-eight million reais) in consideration to exercise the option to buy the pork plant located in the City of Carambeí, leased to Marfrig by BRF, if that option is exercised by Marfrig.

4. Regarding Quickfood, Marfrig is forced to adopt all necessary measures to segregate the food processing activity (the object of the exchange) from the slaughterhouses activity (which will remain with Marfrig).

5. The fulfillment of the transaction is subject to condition precedents set by the parties in the Exchange Agreement which will allow completion of the business up to June 1, 2012.

CONDITION PRECEDENT

6. Transaction implementation is subject to the condition precedent, which is the manifestation of the Administrative Council for Economic Defense ("CADE"), in the sense that once the transaction described above is implemented in the manner set forth in the Exchange Agreement, it represents fulfillment by BRF and Sadia of the obligations assumed by them in the TCD.

ADDITIONAL INFORMATION

7. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

Announcement to the Market on May 27 2012

BRF S.A. (“BRF”) announces that today priced an international offer of 10 (ten) year bonds in the total amount of US$ 500 million (the “Bonds” and the “Offer”).

The Bonds, due to mature in June 06, 2022, will be issued with a coupon of 5.875% per year (yield to maturity 6.0%), payable semi-annually beginning on December, 06 2012.

The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature.

BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

The Bonds have not been and will not be registered with the Brazilian Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - CVM) nor under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, and may only offered in the United States of America on the basis of exemption from the applicable registration. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds were submitted for registration on the Luxembourg Stock Exchange for trading on the Euro MTF Market and are subject to approval by the same.

This announcement does not constitute an offer to sell Bonds nor a request for offers to purchase the Bonds, nor should there take place any sale of these Bonds in any state or jurisdiction in which such Offer is prohibited, according to the securities laws of that state or jurisdiction.

Announcement to the Market on June 06 2012

Marfrig Alimentos S.A. (“Marfrig” - Bovespa: MRFG3; Level 1 ADR: MRTTY) and BRF - Brasil Foods S.A. (“BRF” - Bovespa: BRFS3; NYSE: BRFS) announce to the market and their shareholders the start of the execution of the Asset Swap Agreement and Other Covenants (“Agreement”) entered into between the Companies on March 20, 2012 and the opinion issued by Brazil’s antirust authority (Conselho Administrativo de Defesa Econômica) on May 23, 2012, with the transfer from BRF to Marfrig of the industrial units located in Duque de Caxias (RJ) and Lajes (SC) and of the Distribution Centers located in Salvador (BA), Campinas (SP), Brasília (DF) and São José dos Pinhais (PR). Approximately 3,800 employees were integrated and the processes and production information systems were connected to the management system of Seara Foods.

At the Extraordinary Shareholders’ Meeting held on May 31, 2012, the shareholders of Quickfood S.A. approved, by unanimous vote, the segregation of certain meatpacking assets that were not included in the swap transaction, making Quickfood S.A. free to be transferred to BRF. Additionally, on June 1, 2012, Quickfood began to be managed by BRF, with the complete segregation of the information systems.

The Companies will maintain the market informed of each new stage accomplished in the transaction.

Material Fact on June 13 2012

1.            The management of BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) and the management of Marfrig Alimentos S.A. (“Marfrig” – Bovespa: MRFG3; ADR 1: MRTTY) hereby announce, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358/02, and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), and in addition to the Notices of Material Fact released by BRF and Marfrig on December 8, 2011 and March 20, 2012, that on June 11, 2012 took place the closing of the exchange transaction, according to the provisions of the Asset Exchange Contract and Other Covenants ("Exchange Agreement") entered into on March 20, 2012, between BRF, Sadia S.A. ("Sadia" and, together with BRF, "BRF Parties") and Sadia Alimentos S.A. ("Sadia Alimentos") on one side and Marfrig on the other side.

FULFILLMENT OF CONDITION PRECEDENT

2. On May 23, 2012, the Administrative Council for Economic Defense ("CADE") manifested that the transaction described in the Exchange Agreement complies with the terms and conditions set forth in the Performance Commitment Agreement ("TCD"), described in the Notice of Material Fact released by BRF on July 13, 2011. Hence, the condition precedent to which the Exchange Agreement was subject to was fulfilled.

ACTS PERFORMED ON THE CLOSING DATE

3.  On June 11, 2012, according to the terms and conditions set forth in the Exchange Agreement, the following acts were performed, among others:

(a) the acquisition by Marfrig of the entire stock of shares of Athena Alimentos S.A., company to which had been transferred the following assets owned by BRF and its affiliated companies, referred to in the TCD: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants, (a3) all assets and rights associated with eight (8) distribution centers;

(b) the transfer to BRF of the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. ("Quickfood"), a company based in Argentina; and

(c) the execution, among others, of the following documents: Private Agreement for Settlement of the Price in Cash and Other Covenants (“Settlement Agreement”), which purpose is to set the rules for the obligation on the part of Marfrig to pay BRF the amount of R$ 350,000,000.00 (three hundred and fifty million reais), guaranteed by secured financiary sale of real property.

4. The equity interest held directly or indirectly by Sadia, equivalent to 64.57% (sixty-four point five seven percent) of capital stock of Excelsior Alimentos S.A., will be transferred to Marfrig on July 2, 2012.

ADDITIONAL INFORMATION

5. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

Announcement to the Market on August 13 2012

BRF – Brasil Foods S.A. (“BRF”) informs that the statements of specific purpose of direct sales and expenses of the product lines acquired by Marfrig Alimentos S.A., in accordance with the TCD, relate to the brands Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana, Delicata and Excelsior (the line of products), according to the attached statement.

The statements of specific purpose of the direct sales and expenses, of the product lines of the said brands and divested assets, reflect this performance in BRF’s administrative, commercial and operational structure.

Announcement to the Market on October 4 2012

BRF – Brasil Foods S.A. (BRFS3), announces that it has signed a binding offer to acquire, through its subsidiary in Austria, a 49% share equity stake, and management control of Federal Foods Limited, a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates. The remaining share equity stake in Federal Foods will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates 6 branches in the United Arab Emirates and 1 in the State of Qatar, with over 1,350 employees and a logistics fleet over 260 chilled/frozen vans and trucks. It reached US$ 266 million net sales and 92 thousand tons of products in 2011.

Federal Foods has been a distributor of Sadia products in the United Arab Emirates for over 20 years. In addition to Sadia products, it distributes a range of chilled, frozen and dry products from other brands and suppliers. Currently, BRF products already account for approximately 65% of Federal Foods total net sales.

BRF will sell and distribute its portfolio of products in the UAE through Federal Foods, including Sadia and Perdix brands, and the portfolio from the processed products plant which will start operating in 2013.

This acquisition is in line with BRF’s strategic plan to internationalize the company, accessing local markets, strengthening BRF’s brands and distribution and expanding its product portfolio in the Middle East.

BRF investment for the acquisition will amount to US$ 36 million, in return for a 49% share equity stake in Federal Foods. BRF will hold management control as established in the Shareholders Agreement, and will consolidate Federal Foods financial statements.

Announcement to the Market on November 5 2012

BRF - Brasil Foods S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) and Group Carbery announce to the market and their shareholders the formation of a 50/50 whey processing joint venture.  The $50 million investment will use Carbery’s innovative technology to process whey generated at BRF’s cheese manufacturing facilities. The venture is aligned with BRF´s strategic objective to be a leading player in the Brazilian cheese market.

The joint venture will house a state of the art manufacturing plant to produce added value nutritional ingredients sourced from whey, a byproduct from cheese manufacturing. These ingredients are utilized by leading consumer brands in baby food and sports nutrition, among others uses.  The construction of the processing facility is planned to commence immediately and it will be commissioned in 2014.

About Carbery:  The Company employs over 500 people globally with 200 in Ireland and is a leading player in the manufacture of whey based ingredients internationally, brought about by significant investment in research and development. The outputs of this long term R&D programme has led to the development of a range of advanced dairy based nutritional ingredients which are supplied to many of the world’s leading international food and drink companies. Many leading consumer brands in baby food, sports and performance nutrition, together with foods such as yoghurts and bakery products, contain Carbery proteins which are recognized globally for their high quality and efficacy.

Announcement to the Market on November 7 2012

BRF – Brasil Foods (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) S.A. informs the market that a plenary meeting of the Brazilian antitrust regulator, CADE, held today assessed the terms of an agreement negotiated between it and BRF to establish the rules under which the ownership of the pork assets of Doux, given in guarantee to BRF in 2011, as disclosure in note 6.4 of Financial Statements released on 03/22/12, may be legally transferred to third parties or to BRF, through the extrajudicial auction process foreseen in Act 9.514/1997 (fiduciary lien law). This agreement was necessary to allow BRF to execute the guarantees given by Doux as collateral for advances provided by BRF and which have not been settled by Doux.

This same agreement establishes the limits for the use of the referred assets by BRF and also authorizes the Company to take all measures necessary to recover the advances made to Doux in 2011 which appeared in the company´s balance sheet.

In conclusion, BRF wishes to make it clear that there will be no initial impact on its balance sheet as a result of this agreement and that it will keep the market informed on the next developments related to this matter.

Material Fact on November 12 2012

The management of BRF – Brasil Foods S.A. (“BRF” or “Company” – BM&FBovespa: BRFS3; NYSE: BRFS), in compliance with the provisions in CVM Instructions no. 319/99 and 358/02 and paragraph 4 of article 157 of Law no. 6.404/76, hereby announce that on 11/12/2012 the management of the Company signed the “Protocol and Justification for the Merger of Sadia S.A. with BRF – Brasil Foods S.A.” and the “Protocol and Justification for the Merger of Heloísa Indústria e Comércio de Produtos Lácteos Ltda. with BRF – Brasil Foods S.A.” (jointly called “Protocols and Justifications”), for the merger of its fully owned subsidiaries Sadia S.A (“Sadia”) and Heloísa Indústria e Comércio de Produtos Lácteos Ltda. (“Heloísa”), respectively (“Mergers”). On the same date, the Protocols and Justifications were approved by BRF’s Board of Directors and Audit Committee.

I – Reasons or purposes of the Mergers, and the Company’s interest in carrying them out

1.1 Sadia. The merger with Sadia represents the last stage in a process of association between BRF (then called Perdigão S.A.) and Sadia, which began in 2009, to unify the operations of the Company with Sadia. This association was approved by the Conselho Administrativo de Defesa Econômica (Brazilian Council for Economic Defense) (“CADE”), subject to compliance with the provisions in the Performance Commitment Agreement, which were fully complied with by BRF, in accordance with CADE’s statement on May 23, 2012.

1.2 The principal objective of the Merger with Sadia is the full integration of the businesses of Sadia and BRF, in order to maximize synergy, rationalize activities, and thus reduce administrative and operational costs, increase productivity and simplify the Company’s corporate structure.

1.3 Heloisa. The merger with Heloisa is part of a process of company and business restructuring involving BRF and Heloisa, and its principal objective is also to maximize synergy and rationalize activities with the consequent reduction of administrative and operational costs and simplification of the Company’s corporate structure.

II – Composition of Capital Stock, Exchange Ratio, Political and Equity Advantages of the Shares, By-laws and Right of Dissent

2.1 The implementation of the Mergers will not lead to any increase of BRF’s capital stock, nor to the issuance of new shares representing its capital stock. Therefore, the composition of the

2 Company’s capital stock will remain unaltered. For this reason it will not be necessary to establish any exchange ratio as a result of the Mergers.

2.2 There will be no change to the voting rights, dividends or any other property rights conferred upon the Company’s shareholders, compared to the political and equity benefits of the shares that exist before the Mergers.

2.3 As a result of the merger of Sadia with BRF, BRF’s By-laws shall be amended, in accordance with the proposal of the new By-laws provided as per item 5.5 below, to add some activities that are contemplated in Sadia’s corporate purpose. The approval of this matter at the shareholders’ meeting will not entitle dissident shareholders to the right of dissent nor to reimbursement for their shares, given that the activities that were included are considered a mere consequence or complement to the corporate purpose already described in BRF’s Bylaws, inherent to the Company’s business.

III – Appraisal Criteria, Base Date and Treatment of Later Equity Variations

3.1 Subject to approval of the Company’s Extraordinary Shareholders’ Meeting to be held on December 18, 2012, BRF Management indicated Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”) to appraise the net assets of Sadia and Heloisa to be transferred to the Company as a result of the Mergers. Ernst & Young Terco declared that there is no conflict or commingling of interests, current or potential, with the Company’s shareholders, or even in connection with the Mergers themselves.

3.2 The net assets of Sadia and Heloisa to be merged with BRF were appraised at their book value, based on the financial statements of these companies as of September 30, 2012 (“Base Date”). As the result of its work, Ernst & Young Terco delivered to the Company: (i) Sadia’s appraisal report, which indicated net assets on the Base Date of R$ 5,413,138,705.70 (five billion, four hundred and thirteen million, one hundred and thirty-eight thousand, seven hundred and five reais and seventy cents); and (ii) Heloisa’s appraisal report, which indicated net assets on the Base Date of R$ 80,243,753.25 (eighty million, two hundred and forty three thousand and seven hundred and fifty-three reais and twenty five cents) (“Appraisal Reports”).

3.3 The preparation of an appraisal report based on the value of the net equity of Sadia at market price, as established in article 264 of Law no. 6.404/76, is not required since, as this is a merger of a fully owned subsidiary, there is no determination of an exchange ratio that could be the object of comparison and/or the right of dissent, nor was there any modification of the Company’s net equity.

IV – Costs

4.1 The cost of carrying out the Mergers is estimated at approximately R$ 12 million (twelve million reais), including expenses with publications, auditors, appraiser, attorneys and other technical professionals contracted to assist in the merger operations. The costs of the Mergers will be fully paid by BRF.

V – Additional information on the mergers

5.1 The implementation of the Mergers is subject to the approval of BRF’s Extraordinary Shareholders’ Meeting, Sadia’s Extraordinary Shareholders’ Meeting and Heloisa’s Partners’ Meeting.

5.2 The capital gain recorded by BRF at the time of purchase of Sadia’s shares, in the amount of R$ 3,594,466,245.56 (three billion, five hundred and ninety-four million, four hundred and sixty-six thousand, two hundred and forty-five reais and fifty-six cents) is based on the expectation of future profitability, and after the merger, will be used for tax purposes, by the Company, in ten (10) years, pursuant to the legislation in effect.

5.3 The capital gain recorded by BRF at the time of purchase of Heloisa’s quotas, in the amount of R$ 33,460,883.07 (thirty-three million, four hundred and sixty-one thousand, eighty hundred and eight-thee reais and seven cents), is based on the expectation of future profitability, and after the merger, will be used for tax purposes, by the Company, in ten (10) years, pursuant to the legislation in effect.

5.4 The variations in equity value between the Base Date and the date of the Mergers will be recorded in the books of Sadia and Heloisa, as the case may be, and will be recognized by the equity method in BRF’s books, and later, appropriated by the Company.

5.5 As of this date, the Protocols and Justifications, the Appraisal Reports, the audited financial statements that served as the basis to calculate the net equity of Sadia and Heloisa on the Base Date of the Mergers, the management proposal containing the proposal of BRF’s new Bylaws, the statement by the Company’s Audit Committee, as well as the other documents required by applicable legislation and regulations will be available to the Company’s shareholders at its headquarters, and on the following websites: (i) BRF (www.brasilfoods.com/ri), (ii) Comissão de Valores Mobiliários (www.cvm.gov.br), and (iii) BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros (www.bmfbovespa.com.br).

Announcement to the Market on December 31 2012

BRF – Brasil Foods S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) pursuant to CVM Rule 358, of January 3, 2002 and article 157, paragraph 4, of Law 6.404/76, hereby announces that it acquired 1/3 of the minority interest of Avex S.A., and through the latter, it acquired the remaining interest in the companies Flora Dánica S.A., Flora San Luis S.A. and GB Dan S.A. (“Grupo Dánica”), all headquartered in Argentina.

The transaction shall be completed within 90 days, under the terms of the agreement executed between the parties and foresees a US$ 40.5 million investment.
This transaction will allow BRF to integrate its business in Argentina, including the operations of Quickfoods (acquired in July), as well as to gain synergies for integrated business.

Code of Ethics and Conduct

MESSAGE OF ADMINISTRATION

In releasing this updated Code of Ethics and Conduct, destined to all employees and administrators of BRF S.A. and its subsidiaries, whatever their positions in the hierarchy, including Board, Fiscal Council and Committee Members, our aim is to preserve and strengthen BRF’s institutional image and help us achieve the highest ethical standards in completing our mission and realizing our vision.

In order to consolidate BRF’s position and honor our commitments in line with the organization’s vision and values, we must adopt a management standpoint based on teamwork, continuous learning, flexibility and speed in decision-making and concepts and guidelines compatible with the operation of a global enterprise.

BRF’s Code of Ethics and Conduct is both a working tool and a moral guide. Our expectation is that these values and guidelines will be incorporated into the professional activities of all administrators and staff working for BRF Companies, and thereby create a sustainable, honest and fair business environment.

Nildemar Secches                                                                       José Antônio do Prado Fay

President of Board of Directors                                                    President of BRF

CONTENTS

1.	OBJECTIVE AND SCOPE	04

2.	VALUES AND PRINCIPLES	04

3.	MANAGEMENT POLICY	04

4.	RELATIONS GUIDELINES	05
	4.1. Shareholders and Investors	05
	4.2. Employees	05
	4.3. Customers and Consumers	06
	4.4. Suppliers	06
	4.5. Trade Unions, Associations and Related Bodies	07
	4.6. Local Communities and the Environment	07
	4.7. Party Political Activities	08
	4.8. Government and Regulatory Agencies	08
	4.9. Press	08
	4.10. International Community	09
	4.11. Alcohol, Drugs and Weapons possession	09

5.	CONFLICT OF INTEREST GUIDELINES	09
	5.1. Duties of Administrator and Employees	09
	5.1.1. Kinship among BRF Empolyees	10
	5.2. Trading of Securities	10
	5.3. Gifts, Donations and Sponsorships	11
	5.4. Related-Party Transactions	11
	5.5. Information Security and Intellectual Property	11

6.	FINANCIAL INFORMATION AND ACCOUNTING RECORDS	12

7.	ETHICS AND CONDUCT MANAGEMENT AND DEVELOPMENT	12
	7.1. Sanctions/ Penalties	12
	7.2. Channels for communicating infringements and making complaints and suggestions
		12

8.	APPROVAL, DURATION AND PUBLICATION	13

9.	ATTACHMENTS	14
	9.1. Model of Statement of Commitment	14
	9.2. Glossary	14

1.   OBJECTIVE AND SCOPE

This Code of Ethics and Conduct sets forth values, principles and guidelines as a basis for the decisions and conduct of all administrators, board members and employees of BRF Companies, and is also applicable to all other parties involved, such as suppliers in general, customers, shareholders and direct or indirect subsidiary companies, in line with governance policy and sustainability guidelines.

2.   VALUES AND PRINCIPLES

We will conduct our business in compliance with ethical principles based on consistency, transparency and integrity, showing due respect for people, the law and society in general, with the aim of fulfilling our social role.

The values forming the basis of how we do business are:

  Integrity as the foundation of any relationship;
  Focus on the Consumer as a fundamental ingredient to our success;
  Respect for People in order to build up our strength;
  Personal Development, essential to sustain the growth;
  High Performance as our constant goal;
  Quality in our products and Excellence in our processes;
  Spirit of Innovation as a constant factor;
  Sustainable Development;
  Global Vision, Local Action; and
  Commitment to Diversity and embracing differences.

 3.  MANAGEMENT POLICY

The BRF management system is oriented towards ensuring the economic growth of our organization, while maintaining product and service quality standards in harmony with environmental requirements, and thereby promoting sustainable development and all-round social efficiency.

In addition to the above-mentioned guiding principles, the organization’s management process will also take account of business sustainability, yielding appropriate returns for shareholders and society alike, based on the following principles:

  Supplying top quality products and services to our customers;
  Management methods oriented towards operational excellence, focused on results and continuous improvement;
  Sustainable use of natural resources and controlling the environmental impact of our operations using world-class prevention systems;
  Appropriate human resource management to foster excellent relationships and performance, highly-motivational working environments and high standards of health and safety;
  Trained, committed personnel with the ability to act effectively in line with the organization’s strategies;
  Compliance with the legislation, norms and commitments formally assumed by the Company and its administrators;
  Development and application of technologies to guarantee innovation, productivity, competitiveness and operational excellence;
  Ethical relations and smooth, transparent communications with all stakeholders.

4.   RELATIONS GUIDELINES

By the guidelines described below, BRF seeks to strengthen corporate governance best practices and to keep transparency and efficiency in the relations with its shareholders, employees, government bodies and suppliers, among others.

4.1.  Shareholders and Investors

BRF implements corporate governance best practices for shareholders and investors, ensuring equal access to information on Company activities and performance.

Relations with shareholders, investors and analysts are based on transparent, accurate and timely communication, providing information access to all stakeholders through especially-appointed and authorized administrators and staff who are strictly bound by the guidelines in the “Policy on Disclosure of Material Acts or Facts and Trading of Securities” document in force.

Information on projects, business and results not yet made public shall be appropriately controlled and kept confidential, especially information that could affect the Company’s share price and influence investment decisions.

4.2.  Employees

BRF employees are required to act in accordance with standards of conduct that reflect their personal and professional integrity, and to comply with the guidelines and principles laid down in this Code of Ethics and Conduct, disseminating them and ensuring that they are enforced in the working environment.

Employee admission and promotion processes will be based on technical capability, professional experience and skill in integrating into work groups, ensuring equality of opportunity for all.

BRF will not tolerate any prejudice or discrimination relating to race, color, creed or life philosophy, civil status, gender, religion, origin, age, sexual orientation, political ideology, physical or mental disability and the like, in the hiring and promotion of its employees, who should satisfy the technical requirements and profile for the position, maintaining a working environment that respects the dignity of all employees and enabling the professional growth free of any kind of discrimination.

In the interests of good professional conduct, abusive behaviors that lead to an environment of intimidation and constraint, including actions, insinuations or attitudes that harm the dignity, physical or psychical integrity of persons, and any act that could be construed as sexual or moral harassment among colleagues, regardless of position within the hierarchy, shall not be tolerated.

In the exercise of their duties, BRF employees should comply with the safety rules, seeking to identify and rectify unsafe conditions and behaviors, and preserving their physical integrity and that of their colleagues.

BRF information resources are assets that require protection and special use since they are working tools and each user is responsible for enforcing and complying with the Company’s Information Security Policy, on pain of the penalties laid down for improper use.

4.3.  Customers and Consumers

BRF shall take steps to identify the needs of and offer quality products to its customers and consumers, surpassing expectations in terms of efficiency, reliability and technical innovation.

Relations shall be based on ethical principles, with strict regard to transparency in corporate operations, efficient and courteous service, a commitment to customer satisfaction, and receptiveness and appropriate responses to criticisms and suggestions.

4.4.  Suppliers

Relations with suppliers will generally be conducted to satisfy the interests of BRF, without offering any concessions or receiving any benefits relating to the purchase of products or services.

The development and selection of  suppliers, service providers and integrated partners shall be based impartially on objective technical, professional and ethical criteria, as well as compliance with the legal, labor-related and environmental requirements. Preference shall be given to parties who show social responsibility and commitment to the social and community transformation initiatives embraced by BRF.

The receipt of commissions, gifts and privileges in the purchase of goods and services creates conflicts of interest and harms the public image of BRF. It will therefore not be tolerated, exception made to promotional gifts within the limits provided for by item 5.3.

The acceptance of travel facilities and favors offered by suppliers, service providers and customers for visits and participation in events of technical nature is conditioned upon the approval of the relevant Presidency or Vice-Presidency.

4.5.  Trade Unions, Associations and Related Bodies

BRF recognizes legally-constituted bodies and the important role they play in setting up processes for dialoging and reaching agreement, with due regard to the legislation in force, the ethical principles in this Code and sound market practices.

Full negotiations based on respect, responsibility and transparency will be conducted with trade union organization representatives to reconcile interests in an honest way, allowing freedom and independence and barring any attitudes that discriminate against trade union ideology.

4.6.  Local Communities and the Environment

BRF’s productive activities will be conducted in a manner consistent with its commitment to conserving the environment and the quality of life of its employees and local communities, keeping the channels of communication and dialog open, and controlling the impacts of its widely-varying activities.

The Company will adopt corporate norms of environmental management to establish standards and guidelines that determine how all units implement BRF Environmental Policy.

To ensure that its environmental policy is effective, BRF will promote and practice the rational use of natural resources and renewable energy. By this policy our aim is the conservation of non-renewable resources, and the increase of the use of renewable energy, materials recycling, as well as the reduction of solid waste production and polluting gas emissions, which contribute to the greenhouse effect.

BRF is committed to sustainable development and ecosystem conservation and will take all the steps necessary to achieve these objectives.

4.7.  Party Political Activities

Making contributions to or manifesting support for political parties in the name of the Company without the due authorization of the Executive Board is not allowed.

Free association with political parties is permitted, and constraints of any kind in respect of political ideology are prohibited. It should be noted that BRF employees are expected to conduct their political activities in their own names, making no reference to the Company.

Employees who stand as candidates for elective office shall take leave of absence for 60 days during the period prior to the vote and not conduct electoral campaigns on Company premises. They are not allowed to use their positions or the Company name for promotional purposes and persuading electors.

Access to the Company’s premises for candidates to any elective office, whether employees or not, shall be allowed only by prior authorization from the appropriate Vice-Presidency.

4.8.  Government and Regulatory Agencies

BRF will respond to requests from Government and Regulatory
Agencies in a prompt manner, supplying the information requested after orientation from Corporate Affairs.

No benefits or advantages of any kind shall be offered to public officials because of their job or position, keeping relations within the bounds determined by ethical principles based on transparency and social responsibility.

Our employees are instructed in transparent practices, in compliance with the ethical principles in the Code, and in how to conduct relations and communicate with public agencies and the competent government authorities.

4.9.  Press

All Company information to be disclosed to the press shall be accurate and transparent, in accordance with ethical principles and in conformity with the legislation in force, and disclosed by especially appointed and authorized administrators and staff, so as to maintain a relationship of trust with the media and preserve the Company’s public image. The Corporate Affairs section must always be involved in communications with the press and subjects must be agreed on with the appropriate corporate sections.

  4.10. International Community

BRF is present in a number of countries with different business practices and norms.

We respect the legislation in force and the cultural diversity of the countries in which we exercise our activities, in line with best market practices, expanding our business operations in a responsible manner.

We encourage the integration of and respect for different cultures and believe that diversity provides a competitive edge in our business.

4.11. Alcohol, Drugs and Weapons Possession

The use, possession and sale of alcoholic drinks or illegal drugs in working period is prohibited. People under the influence of such substances should not remain on Company premises.

Carrying weapons of any kind on Company premises is also not allowed,except on cases with express authorization, subject to the nature of the activity performed within the Company.

5.  CONFLICT OF INTEREST GUIDELINES

Conflicts of interest occur in any situation in which accommodating the claims of the employee, administrator or board member could directly or indirectly have an adverse impact on the interests of the Company or its customers, suppliers and shareholders.

BRF is careful to ensure that these kinds of situations do not arise. However, where there is a real or potential conflict of interest, this should be immediately brought to the attention of those in positions of authority. Further clarification and guidance is given in the relevant in-house Organizational Standard.

5.1.  Duties of Administrators and Employees

BRF expects its administrators and employees to be fully dedicated to their work and efforts to promote the Company’s interests, honest in their business dealings and effective in ensuring that Company information is kept confidential.

The following are examples of conflicts of interest and conduct that is unacceptable, to be avoided by all concerned:

▪  Pursue activities outside the Company that are in conflict with Company interests;

▪  Participating, whether directly or indirectly via an intermediary, in the ownership or as an associate or administrator of a company which has business relations with BRF;

▪  Using Company employees, assets or services for personal gain or to benefit third parties;

▪  Contracting service providers for the Company for personal reasons, when the individual hiring such services has a position that could influence purchase decisions; and

▪  Using your position within the Company to obtain personal advantages for yourself or others in relation to financial or commercial organizations that do business with the Company.

▪  Disclosing confidential or privileged information to which you have access, even after leaving the Company;

▪  Improperly transferring to other staff members or authorizing them to use your password for accessing Company systems;

▪  Using Company equipment, resources and electronic systems (email, internet, etc.)  for unauthorized purposes, contrary to in-house policy and practices.

        5.1.1. Kinship among BRF Employees

Direct hierarchical links are not permitted between relatives up to the second degree (father, mother, parent-in-law, grandparent, spouse, son/daughter and grandchild), collaterally between relatives up to the third degree (sibling, brother/sister-in-law, aunt/uncle and niece/nephew) and by affinity (father-in law, mother-in-law, son-in-law, daughter-in-law, stepfather, stepmother, stepson, stepdaughter, brother-in-law, sister-in-law).

The hiring of relatives by any means other than the selective process implemented by Human Resources is not allowed.

5.2.  Trading of Securities

In compliance with the legislation applicable, BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities specifies periods during which the trading of its shares and securities is not allowed, and this must be strictly adhered to by employees, administrators and Fiscal Council members of the Company and its main shareholders.

During periods when trading is legally prohibited, special attention shall be paid to cases in which privileged information is accessible on the basis of position within the Company, in conformity with the requirements of Instruction CVM nº 358/2002, issued by the Brazilian Securities and Exchange Commission.

5.3.  Gifts, Donations and Sponsorship

Employees and administrators of BRF are not allowed to offer or receive travel facilities, gifts or any kind of favor from suppliers in general, competitors, etc. exceeding in the year the value of one minimum wage in Brazil and US$ 300.00 (three hundred US dollars) in other countries.

Sponsorship and donations must be consistent with the institutional and market-related interests of BRF, enhancing the Company’s corporate image and taking account of the benefits to the community. They are subject to the approval of the Executive Board or Vice-Presidency, according to the competence.

5.4. Related-Party Transactions

BRF Companies activities shall comply with the standards of honesty and transparency. Related-party Transactions, including transactions with direct or indirect subsidiary companies shall secure substantial and procedural honesty, by compliance with a previously established set of rules for trading processes applicable to such transactions, and such rules of conduct shall be duly informed to the market.

Transactions by individuals that, by virtue of their influence, job or position, with BRF or a business under its control, that could, according to the law, characterize a Related-party Transaction, deserve special treatment.

Transactions of this kind shall comply with internal rules as well as with the general market rules.

5.5.  Information Security and Intellectual Property

Administrators and employees shall not pass on confidential information to third parties without the Company’s permission (Vice-Presidency), whether this information relates to BRF intellectual property or that of its suppliers and customers, except if requested by government and regulatory agencies, after previous and written approval by the Legal Department.

This covers industrial secrets, processes, products, brands, formulas, technologies, know-how, inventions, improvements, systems, copyright, etc. and includes:

▪   Disclosing or using privileged and/or relevant company information for personal gain or to benefit a third party;

▪   Publicizing unofficial information of any kind;

▪   Facilitating access to confidential documentation, such as leaving documents open to view on desks or copiers;

▪   Giving talks, holding seminars or writing academic studies on the Company’s processes and business without authorization from senior management and collaboration with Corporate Affairs; and

▪    Improper use of the Company’s brands and logos.

 6.  FINANCIAL INFORMATION AND ACCOUNTING RECORDS

BRF uses appropriate accounting and internal control systems for faithfully reflecting the situation regarding the Company’s assets, finances and results.

BRF complies with International Financial Reporting Standard (IFRS) and the prevailing legislation in preparing its records and financial statements, which are regularly submitted to the regulatory agencies (Brazilian Securities and Exchange Commission (CVM) and U.S. Securities and Exchange Commission (SEC)) within the deadlines laid down by law, with internal controls on its accounting practices and auditing in conformity with corporate governance best practices and the Sarbanes-Oxley Act (SOX).

7.  ETHICS AND CONDUCT MANAGEMENT AND DEVELOPMENT

BRF is concerned to ensure that all aspects of its Code of Ethics and Conduct are applied. The Company provides guidance for its employees in the form of talks, posters and HR releases so that they satisfy the requirements and comply with the ethical principles in this code.

7.1.  Sanctions/Penalties

Those who infringe the Code of Ethics shall be subject to disciplinary measures and/or penalties, based on the Companies internal rules and on labor, civil and criminal legislation, as is the case.

7.2. Channels for Communicating Infringements and Making Complaints and Suggestions

BRF has appropriate channels for communicating infringements and making complaints and suggestions for effectively enforcing the Code of Ethics and Conduct, as well as to comply with the requirements of the Sarbanes-Oxley Act.

Infringements should be communicated if an employee or third party has knowledge of information or concrete facts that are benefitting someone to the detriment of others or the Company itself, or behavior that contravenes the Code of Ethics and Conduct.

Violations of the ethical principles and guidelines in the Code can be notified to the Channels for Communicating Infringements, e-mail: denuncia@brasilfoods.com, and Telephones: National DDG 0800-702-7014 and International 55-11-3466.8510.

Communication of Infringements relating to issues contemplated by the Sarbanes-Oxley Act, related to possible irregularities or inaccuracy in the accounting records,  internal controls of accounting nature and audit matters are to be forwarded directly to the Company's Audit Committee, at the e-mail address comitedeauditoria@brasilfoods.com, or by regular mail addressed to :

Audit Committee/ Comitê de Auditoria da BRF S.A.;

Rua Hungria, 1.400, 5th Floor;

CEP 01455-000, São Paulo - SP - Brazil.

All Company employees and administrators are expected to ensure that the Code of Ethics is adhered to and notify any instances of inappropriate conduct. The anonymity of the informant and confidentiality of the case will be guaranteed.Retaliation against informants, whether employees or third parties, will not be tolerated.

Communications received by Managers or Administrators must be immediately forwarded to the Channels for Communicating Infringements or directly to the Audit Management.

Every attempt has been made to cover the majority of types of conduct in this Code, but it is not exhaustive and should be revised and adapted as circumstances change and new situations arise.

8.   APPROVAL, DURATION AND PUBLICATION

This Code was approved by the Board of Directors at the meeting held on 02.09.2012, and will take effect as from the date of publication, superseding the previous version published on 12.17.2002.

The Code will be widely disseminated throughout the BRF workforce, including employees, administrators, the BRF Fiscal Council, and among suppliers, service providers, integrated partners and all parties associated in any way with the Company.

It is available on the Company’s website at www.brasilfoods.com/ir and in the Corporate Governance Module on the Intranet.

9.   ATTACHMENTS

9.1. Model: Statement of Commitment

Statement of Commitment to the BRF S.A. Code of Ethics and Conduct

I, ........................................................................................................, employee code nº ............................, member of the BRF workforce, hereby declare that:

1.I have received a copy of the “BRF Code of Ethics and Conduct” for members of the BRF workforce;

I am fully aware of the content of said Code, am in full agreement with its standards and undertake to faithfully comply with it in all my activities for the duration of my contract and professional relationship with BRF Group Companies and after leaving my post with BRF, as set forth in the Code; and

2.I am aware that the Internal Auditing, Human Resources and Legal departments will examine infringements of the Code and propose applicable administrative sanctions to the competent bodies.

 City, State, ........../.............../  2012

Signature

 9.2.  Glossary

▪        Shareholder: a person holding shares in a limited company.

▪        Administrators: members of the Executive Board, the Board of Directors or Board Advisory Committees.

▪        Company/Companies/BRF: BRF S.A and its Subsidiaries

▪        Suppliers: suppliers of materials, raw materials and services, transport companies and integrated partners.

▪        Moral harassment: any repeated abusive conduct consisting of words, acts, gestures and text that could harm an individual’s personality, dignity or physical and mental integrity.

▪        Sexual harassment: constraining behavior on the part of a superior, aimed at obtaining sexual favors, as a condition of the employment, job or position.

▪        Local communities: communities in which the Company’s physical facilities are located or in which the Company exercises its business activities.

▪        International community: group of countries and organizations with which the Company has relations by virtue of its international operations and business.

▪        Conflict of interests: any situation in which a person is not impartial in relation to the matter in question and could influence or take decisions motivated by interests that conflict with those of the Company.

▪        Board Members: members of the Board of Directors or Audit Committee.

▪        Privileged information: data and information entrusted to the Company and declared confidential by customers, suppliers and partners, and information of interest and relevant to the Company, as well as information that the capital market considers important in deciding whether to buy or sell securities, including but not limited to the following: information of a commercial, technical or strategic nature; information on employees, self-employed persons, consultants, service providers, representatives and agents, as well as any copies or records of this information, whether verbal or written, contained on any physical medium, and that has been directly or indirectly supplied or disclosed to members of the Company, relating to it, its subsidiaries, associate companies, wholly-owned subsidiaries, shareholders, customers, service providers; information on financial situations, forecasts, performance outlooks and the like, used by the Company’s administration, and which should be confined to this area and the signatories of relevant outside confidentiality agreements, if any, until officially disclosed, where applicable.

▪        Members of the workforce: all administrators, board members, employees, suppliers, integrated partners, shareholders, service providers and trainees.

▪        Related Parties (transactions with): natural persons or legal entities with which the company engages in the purchase, sale, loan or borrowing, remuneration, service provision or use, conditions of operation, giving or receiving on a sale or return basis, paying up capital, exercising options, distributing profits, etc., under conditions that are not those of commutative property and independence that characterize transactions with third parties alien to the company, to its management control or to any other area of influence.

▪        Public authority: any government agency, authority or entity.

▪        Intellectual property: inventions, literary and artistic works, symbols, names, images, drawing and models used.

▪        Subsidiaries: companies in which the majority share of the equity is held by a parent company which holds majority voting rights for quotaholder deliberations or at general meetings and  has the power to elect the majority of administrators.

8. ECONOMIC GROUP OF THE COMPANY

8.1. Description of the Company’s Economic Group

                a. direct and indirect controlling shareholders

                b. subsidiaries and affiliates

                c. Company’s ownership interests in the group companies

                d. group companies’ ownership interests in the Company

                e. companies under common control

The control of the company is diffuse, so there are no direct or indirect controllers. The equity position of the largest shareholders owning more than 5% of voting on 05.31.2012 is as follows:

Shareholders	Common Shares 12.31.2012%		Common Shares 12.31.2011%
Major Shareholders
Fundação Petrobrás de Seguridade Social – Petros¹	106,616,230	12.22%	89,866,382	10.30%
Caixa de Previd. Dos Func. Do Banco do Brasil¹	106,355,822	12.19%	111,364,918	12.77%
Tarpon	69,988,490	8.02%	69,988,490	8.02%
Blackrock, Inc	44,776,961	5.13%	-	-
Fundação Vale do Rio Doce de Seg. Social – Valia ¹	22,167,625	2.54%	23,629,690	2.71%
Fundação Sistel de Seguridade Social ¹	10,396,048	1.19%	11,725,832	1.34%
FPRV1 Sabiá FIM Previdenciário	3,474,904	0.40%	3,474,904	0.40%
Management
Board of Directors	9,564,898	1.10%	9,721,600	1.11%
Executive Board	152,755	0.02%	100,932	0.01%
Treasury Shares	2,399,335	0.28%	3,019,442	0.35%
Other Shareholders	496,580,178	56.91%	549,581,056	62.99%
	872,473,246	100.00%	872,473,246	100.00%

(1) The pension funds are controlled by employees participating in the respective companies.

Subsidiary		Main activity	Country	31.12.12	31.12.11

PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88,00%	88,00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	99,99%	99,99%
PDF Participações Ltda.		Holding	Brazil	1,00%	1,00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	0,01%	0,01%
Vip S.A. Emp. Part. Imobiliárias	(k)	Commercialization of owned real state	Brazil	100,00%	65,49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10,00%	10,00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100,00%	100,00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100,00%	100,00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90,00%	90,00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50,00%	50,00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100,00%	100,00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12,00%	12,00%
PDF Participações Ltda.		Holding	Brazil	99,00%	99,00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(j)	Industrialization and commercializations of milk	Brazil	-	100,00%
BRFGmbH	(i)	Holding e trading	Austria	100,00%	100,00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100,00%	100,00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100,00%	100,00%
BFF International Ltd.		Unrestricted activities	Cayman Island	100,00%	100,00%
Highline International	(a)	Unrestricted activities	Cayman Island	100,00%	100,00%

Plusfood Germany GmbH		Import and commercialization of products	Germany	100,00%	100,00%
Perdigão France SARL		Import and commercialization of products	França	100,00%	100,00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100,00%	100,00%
Plusfood Groep B.V.		Holding	The Netherlands	100,00%	100,00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100,00%	100,00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100,00%	100,00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100,00%	100,00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67,00%	67,00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100,00%	100,00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100,00%	100,00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100,00%	100,00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100,00%	100,00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100,00%	100,00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100,00%	100,00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100,00%	100,00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40,00%	40,00%
Rising Star Food Company Ltd.	(d)	Industrialization, Import and commercialization of products	China	50,00%	-
Quickfood S.A.	(f)	Industralization and commercialization of products	Argentina	90,05%	-
Sadia S.A.	(j)	Industralization and commercialization of products	Brazil	-	100,00%
Sadia International Ltd.	(k)	Import and commercialization of products	Cayman Island	100,00%	100,00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguai	100,00%	100,00%
Sadia Alimentos S.A.	(c)	Import and commercialization of products	Argentina	0,02%	-

Sadia Chile S.A.		Import and commercialization of products	Chile	60,00%	60,00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100,00%	100,00%
Vip S.A. Emp. Part. Imobiliárias	(k)	Commercialization of owned real estate	Brazil	-	34,51%
Athena Alimentos S.A.	(g)	Industrialization and commercialization of commodities	Brazil	-	99,99%
Sadia Overseas Ltd.	(k)	Financial fund-raising	Cayman Island	100,00%	100,00%
Sadia GmbH	(k)	Holding	Austria	100,00%	100,00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100,00%	100,00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100,00%	100,00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10,00%	10,00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100,00%	100,00%
Sadia Japan KK	(e)	Marketing and logistics services	Japan	-	100,00%
Badi Ltd.		Import and commercialization of products	Arab Emirates	100,00%	100,00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75,00%	75,00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90,00%	90,00%
Baumhardt Comércio e Participações Ltda.	(h)	Holding	Brazil	-	73,94%
Excelsior Alimentos S.A.	(h)	Industrialization and commercialization of products	Brazil	-	25,10%
Excelsior Alimentos S.A.	(h)	Industrialization and commercialization of products	Brazil	-	46,01%
K&S Alimentos S.A.	(k)	Industrialization and commercialization of products	Brazil	49,00%	49,00%
Sadia Alimentos S.A.	(k)	Import and commercialization of products	Argentina	99,98%	100,00%

Avex S.A.	(c)	Industrialization and commercialization of products	Argentina	99,46%	65,58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95,00%	100,00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5,00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95,00%	100,00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5,00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95,00%	100,00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5,00%	-
BRF - Suínos do Sul Ltda.	(l)	Investments in others companies	Brazil	99,00%	-
Nutrifont Alimentos S.A.	(m)	Industrialization and commercialization of products	Brazil	50,00%	-

(a) Dormant companies.

(b) The wholly-owned subsidiary Acheron Beteiligung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$2,169  thousand; and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest amounted to R$10,597 thousand. Both subsidiaries were incorporated to operate in the European market, which applies import quotas for poultry and turkey meat, and to increase the Company's market participation.

(c) Increasing of share participation on December 2012.

(d) Incorporation/ Foundation of joint venture at China.

(e) Company´s activities were terminated in May 2012 .

(f) Acquisition of shares on June 2012 .

(g) Alienação da participação societária em 11.06.12.

(h) Alienação da participação societária em 03.07.12.

(i) The name of the company was changed on October 2012.

(j) Incorporation on 31.12.12.

(k) Change at the shares controling at 31.12.12.

(l) Acquired in 19.10.12

(m) Acquired in 05.11.12

8.3. Restructuring transactions carried out in the group in the previous three fiscal years and in the current fiscal year

Date of transaction	02/14/2012
Transaction	Establishment of join venture in China
Description

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose is:

(i)             to access the distribution market in Continental China, Hong Kong and Macau including retail and food service channels;

(ii)           local processing of products; and

(iii)          developing the Sadia trademark in these markets.

The Company owns 50% of equity interest in the JV and in April 2012 made a capital investment amounting to approximately R$1,300, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, which is expected for the second quarter of 2013, the JV will have sales volumes exceeding 140,000 tons and report annual revenues of approximately R$844,000.

For the fiscal year ended December 31, 2012, the JV had sales volumes of 136,719 tons and reported net revenues of R$593,251.

Date of transaction	11/05/2012
Transaction	Constitution of JV between BRF and Carbery Group (“Carbery”)
Description

On November 5, 2012, BRF and Carbery established a JV for whey processing.

Carbery is a worldwide leading manufacturer player of whey based ingredients and has an advanced range dairy based nutritional ingredients.

The Company owns 50% of the equity interest of the JV and involves a total shared investment of R$50,000 utilizing Carbery’s innovative technology to process whey generated by BRF’s cheese operations.

The project includes the construction of a manufacturing plant to produce high added value nutritional ingredients, which are mainly used by baby food and nutritional sports customers. The construction of the plant is expected to commence in 2013 and the beginning of its operations is planned for 2014.

Date of transaction	11/07/2012
Transaction	Acquisition of assets related to integration, production and slaughter of porks – DOUX
Description

On November 7, 2012, the Company established an agreement with CADE aiming the creation of the rules for the assets related to integration, production and slaughter of porks from Doux, located in the City of Ana Rech, State of Rio Grande do Sul, pledged to BRF during the year of 2011, according to note 6.4 of the financial statements for the fiscal year ended December 31, 2011 disclosed on March 22, 2012, to have their property transferred to third parties through an extrajudicial auction.

This agreement was necessary to allow the execution of the guarantees offered by Doux in consideration to the advances made by BRF which were not settled yet. On December 31, 2012, such advances totaled R$191,514, and were accounted for as other rights in non-current assets. In addition, the agreement establishes the limits for the use of such assets by BRF, as well as authorizes the Company to take all necessary measures to recovery these advances.

The Company’s management do not expect any significant impact on the future earnings and the assets offered by Doux are sufficient to cover the advances made by BRF.

Date of transaction	12/28/2012
Transaction	Acquisition of non-controlling shareholders interest of Avex S.A. (“Avex”)
Description

On December 28, 2012, aiming to accelerate the integration of its business in Argentina, the Company, through its wholly-owned subsidiary Sadia Alimentos S.A., acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776, to be settled until March 31, 2013, and therefore holding 99.46% of the equity interest of Avex.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity.

Date of transaction	12/31/2012
Transaction	Merger of wholly-owned subsidiaries Sadia S.A. (“Sadia”) and Heloisa Ind. e Com. de Produtos Lácteos Ltda (“Heloisa”) into BRF
Description

On December 31, 2012, the wholly-owned subsidiaries Sadia and Heloísa were merged into BRF. The main objective of these mergers was the full integration of the businesses, maximizing synergies, streamlining processes and consequent reduction of administrative, operational and tax costs and increase of productivity.

The decision to merge Sadia into BRF resulted in a loss recorded in the statement of income for the year ended December 31, 2011 in the amount of R$215,205 related to the provision for tax loss carryforwards and negative basis calculation.

The effective loss was R$130,959 and, therefore, a reversal of R$84,246 was recorded in the statement of income for the year ended December 31, 2012 as current tax expense, considering that the taxable income earned by the wholly-owned subsidiary was higher than the estimated amounts on December 31, 2011.

Date of transaction	05/23/2012
Transaction	Business combination - Quickfood
Description

As described in note 1.2, in order to comply the requirements of TCD, the Company acquired the equity interest held by Marfrig of the capital of Quickfood.

In the Extraordinary General Shareholder´s Meeting occurred on May 23, 2012, the Company’s shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held by the Company in Athena by the interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed on March 20, 2012 with the effective conclusion on June 11, 2012.

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

The Company utilized its subsidiary Athena to operationalize the disposal of the assets listed in the TCD. Therefore, the following corporate acts were performed:

(i)             the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$333,061, which was paid with assets of its property included in the TCD;

(ii)           the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174, which was paid with assets of its property included in the TCD;

(iii)          BRF made a capital increase in Athena in the amount of R$163,043, which was paid with assets of its property included in the TCD; and

(iv)         on May 31, 2012, BRF acquired the book value of the equity interest of the capital of Athena held by Sino dos Alpes and Sadia.

The transaction with Marfrig was accounted for as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The acquiree contributed with net revenue in the amount of R$369,597 and net losses of R$334, since the date of acquisition to December 31, 2012 for the Company’s results.

Management estimates that if the business combination with Quickfood had occurred on January 1, 2012, the consolidated net revenue and net losses for the year ended December 31, 2012 would be approximately R$978,252 and R$15,829, respectively.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets amounted to R$928,000.

Date of transaction	28/12/2012
Transaction	Business combination - DÁNICA
Description

Acting through Avex, the Company acquired 100% of equity interest of Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). Dánica group has an extensive distribution structure for dry and refrigerated goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main trademarks are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

The acquisitions of Avex and Dánica group were made to reinforce the Company’s trademarks in MERCOSUL, mainly through the expansion of the products portfolio, access to the local market and the expansion of export infrastructure.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Dánica was recorded in the statement of income of Avex S.A., such as R$1,404 in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of exclusivity agreement and adjustment to the fair value of the inventories, R$125 in selling expenses, related to amortization of customer relationship and R$14 in other operating results, related to the non-compete agreement.

Date of transaction	03/31/2010
Transaction	Other
Description of Corporate Action Other	Share Split
Description

On March 31, 2010, the Company’s shareholders approved a one-for-one share split of the Company’s ordinary shares and a change in the ratio of ordinary shares to ADRs such that one ordinary share corresponds to one ADR. The combined effect of the share split and the ADR ratio change was that holders of ADRs received four ADRs for each existing ADR. This share split and ADR ratio change became effective on April 7, 2010 and were designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of national and international retail investors.

As a result, Capital Stock subscribed for and paid up of R$12,553,417,953.36 represented by 872,473,246 common shares, all book entry and with no par value.

Date of transaction	31/03/2010
Transaction	Other
Description of Corporate Action Other	Alteration in the bylaws
Description

On March 31, 2010, we amended our bylaws to increase our authorized share capital to 1,000,000,000 common shares. As a result, our share capital may be increased up to that number without an amendment to our bylaws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders.

Date of transaction	31/03/2010
Transaction	Merger
Description	In the shareholder´s meeting held on March 31, 2010,the merger of the subsidiaries Avipal Nordeste SA and HFF Holdings SA were authorized, with the consequent extinction of the merged companies.

9. MATERIAL ASSETS

9.1. Non-current assets relevant to the performance of the Company’s activities

                a. property, plant and equipment

Description of property, plant	Country	State	City	Type of ownership
Slaughtering plant and industry	Brazil	MT	Várzea Grande	Owned
Slaughtering plant and industry	Brazil	MG	Uberlândia	Owned
Slaughtering plant - Rio Verde	Brazil	GO	Rio Verde	Owned
Feed production center - Toledo	Brazil	PR	Toledo	Owned
Slaughtering plant and industry	Brazil	MT	Lucas do Rio Verde	Owned
Slaughtering plant and industry	Brazil	PR	Francisco Beltrão	Owned
Slaughtering plant and industry	Brazil	PR	Dois Vizinhos	Owned
Slaughtering plant and industry	Brazil	SC	Concórdia	Owned
Slaughtering plant and industry	Brazil	SC	Chapecó	Owned
Dairy Industry Heloisa	Brazil	MS	Terenos	Owned
Slaughtering plant and industry Vitoria Santo Antao	Brazil	PE	Vitoria Santo Antao	Owned
Processing plant and industry	Brazil	PR	Paranaguá	Owned
Slaughtering plant and industry	Brazil	PR	Ponta Grossa	Owned
Slaughtering plant and industry	Brazil	PR	Toledo	Owned
Processing plant and industry	Brazil	MG	Uberlândia	Owned
Processing plant and industry	Brazil	SC	Chapecó	Owned
Slaughtering plant – Carambeí	Brazil	PR	Carambeí	Owned
Industry - Bom Conselho - Batávia	Brazil	PE	Bom Conselho	Owned
Slaughtering plant - Poultry/Pork Lajeado	Brazil	RS	Lajeado	Owned
Slaughtering plant - Beef Mirassol D'Oeste	Brazil	SP	Mirassol D'Oeste	Owned
Slaughtering plant - Nova Mutum	Brazil	MT	Nova Mutum	Owned
Slaughtering plant - Poultry Marau	Brazil	RS	Marau	Owned
Slaughtering plant - Serafina Corrêa	Brazil	RS	Serafina Corrêa	Owned
Dairy industry - Três de Maio	Brazil	RS	Três de Maio	Owned
Distribution center - Embu Perdigão	Brazil	SP	Embú	Owned
Commercial unit - Meat GO	Brazil	GO	Rio Verde	Owned
Slaughtering plant – Videira	Brazil	SC	Videira	Owned
Slaughtering plant – Mineiros	Brazil	GO	Mineiros	Owned
Slaughtering plant - Poultry Capinzal	Brazil	SC	Capinzal	Owned
Slaughtering plant	Brazil	SC	Campos Novos	Owned
Feed production center	Brazil	SC	Faxinal dos Guedes	Owned
Slaughtering plant - Carambei - Batávia	Brazil	PR	Carambeí	Owned
Feed production center	Brazil	MT	Lucas do Rio Verde	Owned

Distribution center – Jundiaí	Brazil	SP	Jundiaí	Leased
Margarine industry – Uberlândia	Brazil	MG	Uberlândia	Owned
Feed production center	Brazil	MG	Uberlândia	Owned
Dairy Industry	Brazil	GO	Itumbiara	Owned
Poultry slaughtering plant - Dourados	Brazil	MS	Dourados	Owned
Slaughtering plant and industry	Brazil	GO	Buriti Alegre
Selling facility - Rio de Janeiro	Brazil	RJ	Rio de Janeiro	Owned
Distribution center	Brazil	MG	Uberlândia	Owned
Dairy industry – Teutônia	Brazil	RS	Teutônia	Owned
Selling facility	Brazil	GO	Rio Verde	Owned
Slaughtering plant and industry	Argentina		San Jorge	Owned
Slaughtering plant and industry	Brazil	SP	Tatui	Owned

9.1.b. Patents, trademark, licenses, concessions, franchises and IT transfer agreements

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

Trademarks

“S”

Sadia S 12 Hambúrger

Sadia Singles

Meu Menu Perdigão

Batavo Ideal

Batavo Total

Batavo Leveza

Sanduba Perdigão

Mascote 3D Sadia

Batavo Ideal Pensando para sua Natureza

DOBON

Top Fresco

Batavo Kissy

Batavinho

BATAVO

Batmilk

Holandesa

Kissy

Naturis Soja

Pense Zero

Pense Bio Fibras

Chocomilk

Batavo Choco Milk

Deline

Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil Brasil See item "Events"

12.12.2015

11.03.2020

Register Order

Idem up

02 registrations requests.

02 registrations requests.

02 registrations requests

02 registrations requests

82 registrations requests

06 registrations requests

06 registrations requests

02 registrations requests

07.27.2014

09.06.2021

04.28.2017

04 registrations requests

02 registrations requests

07.15.2016

04 registrations requests

04 registrations requests

04 registrations requests

01.08.2015

04 registration requests

See item "Events"

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Territory included and respective duration: Brazil: the brand was sold and now is owned by Marfrig Alimentos S/A; Argentina (01.06.2014); Chile (12.24.2019); Ecuador (02.19.2013); Paraguay (12.22.2022); Dominican Republic (04.15.2014); Uruguay (04.30.2013); African Continent (39 registrations requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

Idem up

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Fiesta	See item "Events"	See item "Events"

Territory included and respective duration: Brazil: The brand was sold and now is owned by Marfrig Alimentos S/A; Argentina (01.29.2019); Bolivia (12.11.2013); Paraguay (12.19.2016); Uruguay (06.11.2017).

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but most importante is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hilal	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (04.10.2014); Saudi Arabia (12.05.2014); Bahrain (04.12.2013); Qatar (04.24.2019); Egypt (05.06.2018); UAE (01.24.2014); Philippines (03.17.2018); Hong Kong (12.06.2016); Yemen (10.29.2019); India (02.13.2013); Iraq (11.16.2013); Jordan (07.27.2014); Kuwait (07.30.2019); Lebanon (11.12.2012); Oman (06.15.2013); Singapore (07.05.2020).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Alnoor	See item "Events" See item "Events"	Territory included and respective duration: Brazil Qatar (02.21.2017); UEA (08.30.2013); Kuwait (01.11.2014); ebanion (07.18.2018); Brasil (06.05.2017)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Miss Daisy	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (05.29.2017); Chile (11.14.2022); Colombia (01.15.2014); Costa Rica (03.24.2013); El Salvador (06.07.2014); Guatemala (03.16.2013); Nicaragua (04.30.2012); Panama (03.27.2012); Peru (09.16.2022); United Kingdom (08.16.2021); Russia (11.11.2013); Ukraine (12.18.2023); Tarjaquistan (12.25.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nuggets	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (06.05.2020); Chile (08.03.2020); UAE (05.08.2016); Oman (04.24.2022); Paraguay (08.11.2013); Uruguay (06.29.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Fiesta	See item "Events"	See item "Events"

Territory included and respective duration: Brazil: The brand was sold and now is owned by Marfrig Alimentos S/A; Argentina (01.29.2019); Bolivia (12.11.2013); Paraguay (12.19.2016); Uruguay (06.11.2017).

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but most importante is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hilal	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (04.10.2014); Saudi Arabia (12.05.2014); Bahrain (04.12.2013); Qatar (04.24.2019); Egypt (05.06.2018); UAE (01.24.2014); Philippines (03.17.2018); Hong Kong (12.06.2016); Yemen (10.29.2019); India (02.13.2013); Iraq (11.16.2013); Jordan (07.27.2014); Kuwait (07.30.2019); Lebanon (11.12.2012); Oman (06.15.2013); Singapore (07.05.2020).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Qualy	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (08.25.2022); Netherlands Antilles (06.23.2013); Germany (09.30.2022); Saudi Arabia (01.10.2022); Algeria (01.07.2013); Argentina (09.28.2016); Aruba (09.02.2019); Chile (12.24.2019); Costa Rica (02.26.2014); United States (03.25.2013); Guatemala (04.04.2014); Italy (07.08.2012); Japan (04.28.2015); Jordan (02.12.2012); Paraguay (12.10.2022); Peru (03.02.2013); Portugal (11.24.2017); Dominican Republic (04.15.2014); Russia (02.12.2022); Switzerland (09.24.2022); Uruguay (09.02.2014); Bahrain, Iran, Irak, Israel, Kuwait, Líbano, Oman, Qaatar, Sìria,UAE and Iemen (registration request); African Continent (10 registrations requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Batavo	See item "Events"	See item "Events"

Territory included and respective duration: Chile (03.15.2020); Japan (11.06.2019); Peru (12.20.2019); United Kindon (07.20.2019); Singapure (05.27.2019); Brasil (06.19.2017); Israel (registration request), Kuwait (registration request), Qatar, Siria (registration request), UEA (registration request), Morocco (registration request), Moçambique (registration request);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Chixxs	See item "Events"	See item "Events"	Territory included and respective duration: Singapure, Japan, UEA, Saudi Arabian, Qatar, Omain, Kuwait, Russian (registration request); African Continent (12 registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Rezende	See item "Events"	See item "Events"

Territory included and respective duration: Brazil the brand was sold and now is owned by Marfrig Alimentos S/A.; Bahrain (12.11.2020); Canada (05.08.2022); Qatar (01.17.2021); Chile (03.09.2020); China (04.13.2020); European Community (12.06.2020); UAE (01.20.20211); Japan (06.22.2021); Kuwait (04.21.2021); Oman (01.03.2021); Paraguay (08.29.2021); Singapore (registration request); Uruguay (02.14.2021).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sahtein	See item "Events"	See item "Events"

Territory included and respective duration: Brazil (05.08.2014); Saudi Arabia (12.02.2018); Bahrain (04.12.2013); Qatar (08.28.2014); Egypt (05.17.2018); UAE (01.24.2014); Yemen (05.24.2019); Iraq (04.22.2018); Iran (08.31.2018); Jordan (07.26.2015); Kuwait (11.28.2018); Lebanon (05.23.2027); Oman (06.15.2019); Bahrain (registration request); Irak (08.14.2021); Israel (registration request); Saudi Arabia (registration request); UAE (registration request); Iemen (04.19.2021).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Sadia	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (05.29.2017); Germany (11.16.2013); Saudi Arabia (08.05.2013); Argentina (01.18.2020); Bolivia (03.11.2013); Bulgaria (06.04.2016); Canada (08.29.2020); Qatar (11.19.2013); Chile (09.16.2018); China (11.27.2014); Denmark (06.10.2014); Egypt (registration request); UAE (08.01.2014); Ecuador (registration request); Spain (09.02.2014); United States (11.18.2013); Finland (registration request); French (12.02.2013); Georgia (01.04.2020); Greece (04.27.2014); Guatemala (03.17.2013); Turkey (05.31.2019); Ukraine (05.25.2019); Uruguay (03.11.2013); Lebanon (11.14.2027) African Continent (39 registration requests); Middle East (10 registration requests).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Tekitos	See item "Events"	See item "Events"	Territory included and respective duration: Brazil: the brand was sold and is owned by Marfrig Alimentos S/A ; Argentina (03.14.2013); Cuba (03.19.2013); Peru (03.12.2013).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Wilson	See item "Events"	See item "Events"	Territory included and respective duration: Brazil: the brand was sold and is now owned by Marfrig Alimentos S/A; Paraguay (07.22.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Becel	Brazil	until 2019

In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2019.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Becel Proactiv	Brazil	until 2019	In 2007, we established a joint venture with Unilever Brazil Ltda to use the Becel trademark with force until 2022.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Borella	See item "Events"	See item "Events"

Territory included and respective duration: SAUDI ARABIA (08.25.2018); Brazil (03.01.2020); QATAR (5/7/2021); CHINA (11.13.2019); UAE (07.09.2016); YEMEN (04.22.2021); IRAN (07.25.2021); KUWAIT (07.22.2021); LEBANON (05.18.2016); OMAN (04.24.2021); UNITED KINGDOM (07.29.2018); SINGAPORE (03.07.2016);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Danica	See item "Events"	See item "Events"

Territory included and respective duration:

Bolyvia (05.11.2022); Brazil (11.22.2015); Canadian (registration request); Chile (07.17.2016); Colombia (12.27.2016); Costa Rica (07.31.2020); Cuba(06.26.2017);Spanish (06.24.2017); Guatemala (registration request); Mexico (05.04.2020); Nicaragua (registration request)New Zeland (registration request); Panama (03.20.2017); Peru (06.10.2017); Paraguay (09.14.2019); USA (11.08.2015);Uruguay (11.23.2020)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Chester	See item "Events"	See item "Events"

Territory included and respective duration: GERMANY (01.31.2021); SAUDI ARABIA (08.17.2020); Brazil (8/13/2015); CHINA (05.06.2018); HONG-KONG (11.03.2014); JAPAN (06.22.2017); KWAIT (07.26.2017); PORTUGAL (12.20.2014); SINGAPORE (07.05.2014); TAIWAN, PROVINCE OF CHINA (08.31.2015);

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Claybom	Brazil	22.09.2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confiança	See item "Events"	See item "Events"

Territory included and respective duration: Brazil: the brand was sold and now is owned by Marfrig Alimentos S/A; and Portugal (11.02.2014)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Confidence	See item "Events"	See item "Events"

Territory included and respective duration: South Africa (07.08.2014); Saudi Arabia (03.27.2014); Argentina (04.07.2019); Brazil (02.13.2017); Qatar (07.20.2014); UAE (07.28.2014); Yemen (07.18.2014); Kuwait (09.06.2015); Lebanon (07.21.2019); Paraguay (12.23.2019); Romania (08.05.2014); Singapore (11.29.2021); Uruguay (10.21.2019); Venezuela (02.16.2016); Hong-Kong (09.25.2019); African Continent (09 register request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Cotochés	Brazil	09.08.2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Delicata	Brazil		The brand was sold and now is owned by Marfrig Alimentos S/A.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Danica	See item “Events” below

Territory included and respective duration: Bolivia (05.11.2022); Brazil (11.22.2015); Canada (register request); Chile (07.17.2016); Colombia (12.27.2016); Costa Rica (07.31.2020); (Cuba (06.26.2017); Spain (06.24.2017); Guatemala (register request); Mexico (05.04.2020); Nicaragua (register request); New Zealand (register request); Panama (03.20.2017); Peru (06.10.2017); Paraguay (09.14.2019); U.S.A.). (11.08.2015); Uruguay (11.23.2020)

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Doriana	Brazil	06.25.2018	The brand was sold and now is owned by Marfrig Alimentos S/A.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Elegê	Brazil	02.13.2017	Any trademark that is not used for a period of 5 years, as from its registration may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Fazenda	See item "Events"	See item "Events"	Territory included and respective duration: SOUTH AFRICA (05.09.2012); ARMENIA (08.12.2014); RUSSIAN FEDERATION (12.04.2022); GEORGIA (04.16.2013); UKRAINE (08.17.2017)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Halal	See item "Events"	See item "Events"

Territory included and respective duration: SAUDI ARABIA (02.14.2013); QATAR (06.02.2013); YEMEN (08.11.2013); JORDAN (07.24.2013); LEBANON (07.19.2018); OMAN (05.31.2013); MIDDLE EAST (11 register request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Nabrasa	Brazil	11/10/2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the primary ones are impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Perdigão	See item "Events"	See item "Events"

Territory included and respective duration: SOUTH AFRICA (05.18.2018); SAUDI ARABIA (10.06.2022); ARGENTINA (02.05.2018); BELARUS (10.31.2013); BOLIVIA (03.26.2022); CANADA (11.08.2015); CHILE (11.26.2021); CHINA (11.13.2019); EUROPEAN COMMUNITY (05.17.2014); NORTH KOREA (11.27.2016); SOUTH KOREA (02.26.2018); EGYPT (03.06.2011); UNITED ARAB EMIRATES (12.04.2015); PHILIPPINES (11.28.2015); HONG KONG (08.25.2018); YEMEN (01.15.2017); IRAQ (09.18.2016); JAPAN (06.30.2013;KUWAIT (08.12.2021); LEBANON (06.13.2018); OMAN (06.03.2021); PARAGUAY (02.04.2021); PERU (01.28.2014); RUSSIA (05.21.2018); TAIWAN (10.15.2014); URUGUAY (09.10.2012); VENEZUELA (9.26.2015); Brazil (01.24.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Excelsior	Brazil	See item ‘’Events’’	This brand is no longer owned by Excelsior Alimentos S/A and is currently owned by Marfrig Alimentos S/A after an assignment made in 2012

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Corcovado	See item "Events"	See item "Events"	Territory included and respective duration: China (10.28.2020); Philippines (03.03.2018); Georgia (04.16.2013); Hong Kong (07.21.2019); India (02.13.2013); Singapore (03.01.2015); Taiwan (03.01.2016).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Hot Pocket	See item "Events" below	See item "Events" below

Territory included and respective duration: Brazil (12.18.2021); Saudi Arabia (07.04.2016); United Arab Emirates (10.29.2016); Yemen (10.31.2016); Jordan (11.01.2016); Kuwait (12.18.2016); Lebanon (11.07.2021); Oman (10.28.2016); Ghana (08.22.2021) African Continent (03 registration requests)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Sadilar	Brazil	11.25.2020	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Speciale Sadia	See item "Events"	See item "Events"	Territory included and respective duration: Brazil (01.02.2018); Saudi Arabia (07.25.2014); Bahrain (07.18.2014); Yemen (07.18.2014); Oman (03.08.2014).

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	Savie	See item "Events"	See item "Events"	Territory included and respective duration:	Idem up

African Continent (05 registration request) Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	Texas	Brazil		The brand was sold and is owned by Marfrig Alimentos S/A.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Texas Burger	Brazil		the brand was sold and is owned by Marfrig Alimentos S/A.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	Perdigão Chester	EUROPEAN COMMUNITY	11.06.2018	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIGÃO EVERYONE EVERYWHERE	See item "Events"	See item "Events"	Territory included and respective duration: EUROPEAN COMMUNITY (01.23.2016); UAE (01.30.2016); HONG KONG (01.20.2016); JAPAN (03.16.2017); RUSSIA (04.07.2016)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	PERDIGÃO NUGGETS	URUGUAY	08.26.2019	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	PERDIX	See item "Events" below	See item "Events" below

Territory included and respective duration: SOUTH AFRICA (10.24.2022); SAUDI ARABIA (registration request); ARGENTINA (07.28.2015); BOLIVIA (03.11.2015); CANADA (02.04.2019); QATAR (11.13.2016); CHILE (09.09.2013); CHINA (01.06.2023); EUROPEAN COMMUNITY (08.28.2022); NORTH KOREA (11.27.2016); SOUTH KOREA (02.26.2018); EGYPT (10.08.2016); UNITED ARAB EMIRATES (03.10.2014); RUSSIAN FEDERATION (03.09.2014); HONG-KONG (05.12.2014); YEMEN (05.16.2015); IRAN (06.27.2014); IRAQ (03.17.2017); JAPAN (02.25.2015); KUWAIT (12.08.2013); LEBANON (06.12.2018); OMAN (09.30.2012); PARAGUAY (11.17.2014); PERU (01.23.2014); TAIWAN (10.31.2013); URUGUAY (07.05.2014); Israel, Kuwait (registration request) and African Continent (31 registration request)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	SULINA	See item "Events"	See item "Events"	Territory included and respective duration: ARMENIA (08.12.2014); RUSSIAN FEDERATION (09.12.2015); GEORGIA (10.17.2015); Brazil (04.23.2019)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks	TOQUE DE SABOR	Brazil	07.17.2017	Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Trademarks	TURMA DA MÔNICA	Brazil	See item "Events"	Agreement to use the trademark below with force until 2013.

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Trademarks	UNEF	See item "Events" below	See item "Events" below

Territory included and respective duration: SAUDI ARABIA (10.06.2022); QATAR (06.02.2013); UAE (07.09.2016); HONG KONG (09.08.2013); YEMEN (06.08.2013); IRAN (06.08.2013); KWAIT (04.18.2022); LEBANON (02.19.2013); OMAN (05.31.2013)

The consequences may vary, but the most important is the impossibility to sell products with the referred trademark. Misuse of the trademark can give rise to application of penalties established by the trademark and unfair trade practices laws and therefore subject to pecuniary damages.

Events that may cause loss of rights: Any trademark that is not used for a period of 5 years, as from its registration, may be cancelled. However, any trademark cancellation shall be preceded by the appropriate proceeding.

Trademarks Patents	PI 0102212-1 Qualy Fibras	See item "Events"	See item "Events"

Territory included and respective duration: South Africa (05.20.2022); Algeria (05.20.2022); Qatar (registration request); Eurasia (registration request); Georgia (05.30.2021); Uzbekistan (05.20.2022); Argentina (05.20.2022); Uruguay (registration request); Costa Rica (registration request ); Bolyvia (05.30.2021); Bahrein (registration request); Romaine (05.20.2022); UEA (11.30.2023); Kuwait (registration request).

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	Porta Potes	See item "Events"	See item "Events"

Territory included and respective duration: Paraguay (registration eqquest); Uruguay (09.11.2019); Chile (10.09.2024); Jordan (registration request); Lebanion (09.01.2032); Saudi Arabian (09.22.2017); Irak (registration request); Iemen(09.02.2017); Kuwait (09.06.2017); Barhein (09.12.2017); Katar (registration request); Egypt (11.27.2017).

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Events that may cause the loss of rights in respect to assets: Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Patents	PI 9903598-7 Cleaning animals' carcass process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	PI 0000688-2 –Turkey caging and transportation process	Brazil	Registration request

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	MU 7901654-5- Brazil Tray Todo Sabor Prato Pronto	Brazil	07.30.2014

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101267-0- Heart Packaging	Brazil	06.07.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6101255-6- Pork Packaging	Brazil	06.06.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Type of asset	Asset description	Territory included	Duration	Events that may cause loss of rights	Consequence of loss of rights
Patents	Dl 6101253-0-Thigh Packaging	Brazil	06.06.2016

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

Patents	Dl 6201052-2- Aesthetic configuration introduced to the packaging group	Brazil	04.19.2017

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.
Patents	Dl 6403409-7- Hot Pocket Package	Brazil	09.24.2014

Expiration of the patent is an event that can cause loss of rights in respect to this asset. Patent expiration is an event that can cause loss of rights in respect to this asset. The main causes of patent expiration are: expiration of the term; renouncement by its holder, save for the rights of third parties; lapse; failure to pay annual maintenance fees, in the time periods established by law.

					Upon expiration of the patent, the subject-matter thereof becomes part of the public domain.

9.1.c. Companies in which Company holds ownership interest

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's city	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal Centro-Oeste S.A.	05.449.127/0001-06		Subsidiary	Brazil	MS	Nova Andradina	Processing and commercialization of dairy products	100.00
				Market Value
				Carrying Value	12/31/2012	85.000,00
12/31/2012	-67.920000	0.00	0.00
12/31/2011	0.760000	0.00	0.00
12/31/2010	0.770000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Avipal S.A. Construtora e Incorporadora.	91.399.956/0001-63		Subsidiary	Brazil	RS	Porto Alegre	Construction, real estate buying, selling, leasing or property management, purchase and sale of construction materials in general.	100.00
				Market Value
				Carrying Value	12/31/2012	116.000,00
12/31/2012	114.810000	0.00	0.00
12/31/2011	5.880000	0.00	0.00
12/31/2010	4.080000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Crossban Holdings GmbH			Subsidiary	Austria		Viena	Holding and centralization of foreign investments	100.00
				Market Value
				Carrying Value	12/31/2012	1.346.336.000,00
12/31/2012	1.900000	0.00	0.00
12/31/2011	41.380000	0.00	0.00
12/31/2010	3.630000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Holding and foreign investments center

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Estab. Levino Zaccardi y Cia S.A.			Subsidiary	Argentina		Buenos Aires	Processing of dairy products	90.00
				Market Value
				Carrying Value	12/31/2012	382.000,00
12/31/2012	-83.140000	0.00	0.00
12/31/2011	341.580000	0.00	0.00
12/31/2010	-275.640000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Heloísa Ind. e Com. Produtos Lácteos Ltda.	11.317.692/0001-12		Subsidiary	Brazil	MS	Terenos	Processing of dairy products	100.00
				Market Value
				Carrying Value	12/31/2012		0.00
12/31/2012	0.00	0.00	0.00
12/31/2011	0.00	0.00	0.00
12/31/2010	0.00	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
K&S Alimentos S.A.	00.000.000/0000-00		Subsidiary	Brazil	SP	São Paulo	Processing and commercialization of industry products	49.00
				Market Value
				Carrying Value	12/31/2012	11.322.000,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Perdigão Trading S.A.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Participation in other companies. as a shareholder or unit holder in any area of activities in Brazil and abroad.	100.00
				Market Value
				Carrying Value	12/31/2012	11.115.000,00
12/31/2012	-43.940000	0.00	0.00
12/31/2011	6.190000	0.00	0.00
12/31/2010	60.0900000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
PSA Laboratório Veterinário Ltda.	08.519.312/0001-18		Subsidiary	Brazil	SP	São Paulo	Veterinary activities comprising laboratory pathological diagnostic and clinic pathological diagnostic of animals. participation in other companies. domestic and foreign. as a partner. shareholder or unit holder. The Company holds 99.99% of the interest in the subsidiary Sino dos Alpes Ltda.	88.00
				Market Value
				Carrying Value	12/31/2012	7.407.000,00
12/31/2012	-26.380000	0.00	0.00
12/31/2011	6.360000	0.00	0.00
12/31/2010	2224.080000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Quickfood S.A.	00.000.000/0000-00		Subsidiary	Argentina		Buenos Aires	Processing and commercialization of industry products	90.050000
				Market Value
				Carrying Value	12/31/2012	518.746.000,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the the requirements of TCD using Asset Swap

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia Alimentos S.A.	00.000.000/0000-00		Subsidiary	Argentina		Buenos Aires	Import and commercialization of industry products	100.00
				Market Value
				Carrying Value	12/31/2012	129.441.000,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia GmbH	00.000.000/0000-00		Subsidiary	Austria			Holding for import and commercialization of products	100.00
				Market Value
				Carrying Value	12/31/2012	840.742.000,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia International	00.000.000/0000-00		Subsidiary	Cayman Islands			Import and commercialization of industry products	100.00
				Market Value
				Carrying Value	12/31/2012	147.801.000,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia Overseas S.A.	00.000.000/0000-00		Subsidiary	Cayman Islands			Raising Funds	100,00
				Market Value
				Carrying Value	12/31/2012	0,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	0.00
12/31/2010	0.000000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Sadia S.A.	20.730.099/0001-94		Subsidiary	Brazil	SC	Concórdia	Industrialization of frozen ready meals. pizzas and frozen pastries. margarines. poultry and pork processed products. breaded meat products. light line. sliced and portioned and desserts.	0.00
				Market Value
				Carrying Value	12/31/2012	0,00
12/31/2012	0.000000	0.00	0.00
12/31/2011	0.000000	0.00	115.000.000,00
12/31/2010	0.000000	0.00	211.720.000,00
Reasons for the acquisition and maintenance of such participation
Association agreement under anti trust authority analysis

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
UP! Alimentos Ltda.	08.432.089/0001-77		Affiliated	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	50.00
				Market Value
				Carrying Value	12/31/2012	22.287.000,00
12/31/2012	147.960000	0.00	8.988.000,00
12/31/2011	57.700000	0.00	5.602.000,00
12/31/2010	42.370000	0.00	4.003.000,00
Reasons for the acquisition and maintenance of such participation
Acquired to meet the Company's expansion plan and management of the brands Becel and Becel Pro-Activ in Brazil

Corporate Denomination	CNPJ	CVM Code	Type of Corporation	Headquarter's country	Headquarter's state	Headquarter's country	Description of activities	Issuer ratio (%)
Year	Carrying value - change %	Market value - change %	Amount of received dividends (Reais)		Date	Amount (Reais)
Vip S.A. Empreendimentos e Participações Imobiliárias	91.399.972/0001-56		Subsidiary	Brazil	SP	São Paulo	Joint venture for the manufacturing by themselves or by third parties. and commercialization of food products. especially butter. milk. yogurt and fermented milk	100.00
				Market Value
				Carrying Value	12/31/2012	145.043.000,00
12/31/2012	66.290000	0.00	0.00
12/31/2011	177.40000	0.00	0.00
12/31/2010	31.940000	0.00	0.00
Reasons for the acquisition and maintenance of such participation
To attend ancillary operations inherent to the Company's activities

10. Management Comments

Item 10.1.a. Comments of Directors on financial conditions and asset status, capital structure, creditworthiness, financing sources, levels of indebtedness, loan agreement limits.

The year will go down in the annals of BRF as the one in which we implemented one of the most complex mergers anywhere in the world - that between Perdigão and Sadia  - with the Company embarking on a new cycle. During the year, we complied in full with the agreement signed with the Administrative Council for Economic Defense (Cade), the Brazilian anti-trust authority, selling off plants, brands and distribution centers as well as temporarily suspending the use of the Perdigão brand for some product categories. We successfully ended the year by completing the merger process, including the incorporation of Sadia.

In the business field, we were faced with an international economic crisis and an unprecedented spike in costs on the back of highly volatile and rising grain prices, characterizing one of the most difficult years for the world animal protein segment. But despite the transfer of assets and the suspension of brands representing about a third of our sales volume to the domestic market, we successfully increased consolidated net sales by 10.9% to R$ 28.5 billion. Adjusted EBITDA reached R$ 2.7 billion, and EBITDA reached R$2.3 billion, while net income totaled R$ 813.2 million, a negative variation of 40.5% over the preceding year. It should be pointed out that in the second half of 2012 following the agreement with CADE, domestic market sales rose 50% on the same comparative basis.

This result is a reflection of extremely arduous and consistent work on a process which involved the Company in the implementation of two agendas in parallel: the daily operational routine together with the commitments surrounding the execution of the merger. The result proved a reaffirmation of the capacity of the Company to plan as a critical element in its success and one of its competitive advantages. Since the announcement of the merger, we have reached an average of 30.2% per year in Total Shareholder Return with our market capitalization standing at R$ 36.8 billion, BRF ranking as the  7th largest food company in the world.

We experienced a particularly challenging period, executing several hundred projects during the year, this involving the adjustment of plants for the production of product lines displaced due to the transfer of units, new distribution centers and the redesign of the logistics network. At the same time, we continued to focus on innovation, launching more than 454 products, underscoring our presence in the market and receiving the recognition of Forbes magazine as one of the hundred most innovative companies in the world.

Emphasis was also given to our internationalization plan, most notably the start on construction of the Abu Dhabi plant to be concluded in 2013. We also consolidated the acquisitions made in Argentina with the merger of three companies, the purchase of the distributor, Federal Foods in the Middle East and the initiation of operations in China through the Dah Chong Hong Limited joint venture. We continue alert to opportunities for strategic acquisitions overseas so that we can evolve towards having our own local activities on the ground rather than being represented through the intermediary of exports only. The efforts to expand internationally have contributed – together with those made in the direction of ramping up organic growth in Brazil - towards building the BRF of our dreams, a world class company with unequaled competitiveness.

We reiterate our commitment to sustainability, increasingly part of our culture and our brands, and to progress in all the facets of the business. As a result, we have improved occupational safety indicators with a reduction of 35.6% in accidents involving time off work compared with 2011. Since the inception of the Health, Safety and Environmental Program (SSMA) in 2008, the Company has successfully reduced this accident rate by 77.1%.

Underlying this progress is an important cultural change: the individual attitude of our more than 114 thousand employees which make the difference in terms of safety, health and preservation of the environment. We provide employment in the places where people live: 80% of our employees are located in the interior of the country – in addition to the approximately 20 thousand integrated outgrowers with whom we have supply contracts. In this way, BRF brings economic and social development to small municipalities and helps maintain the population rooted in the countryside.

Our values are aligned to the ten principles of the United Nations Global Compact. We are active on all operating fronts in conjunction with clients, employees, suppliers, government and society for ensuring respect for human and labor rights, protection for the environment and combating corruption. These values are immutable, forming the bedrock of our business and underscoring our ambitions for growth.

With the merger now consolidated, we have intensified the focus on the performance of assets through the increase in productivity and efficiency. We are reiterating our  objective of being one of the largest food companies in the world, admired for its brand names, its innovative initiatives and its results, capable of maintaining and expanding its position of market leadership.

To register this moment, we have adopted a new corporate brand with a new look, highlighting the building of a single company, which has energy, is a protagonist, cultivates relationships and dialog with the world. Our new corporate brand underscores our vocation for bringing lives together.

In terms of business, the outlook for 2013 is extremely positive. During the course of the second semester, we undertook some important adjustments to ensure  compatibility between the operations and the new reality of costs for the segment. We shall also focus on the synergies to be captured and take full advantage of market  opportunities, especially in the sphere of exports which are already showing a gradual and promising recovery and providing the basis for improving margins.

Deliveries in 2012 together with those we are preparing for 2013 are absolutely aligned with the BRF-15 strategic plan which is focused on internationalization and the enhancement of the value chain.

Finally, we would especially like to thank the unceasing support of our shareholders – instrumental in achieving our strategic objectives – and register our recognition of the effort and competence of our teams in generating results, with the creation of sustainable value for all stakeholders.

We are prepared to meet new challenges, identifying the role of each business segment, each product category and each brand. Our strategic focus is a long-term one and we have already begun to discuss our operation in the next decade in a process for outlining a vision of BRF in 2020. Unquestionably, we want to achieve even more.

Item 10.1. b. Capital Structure

On 12/31/12, the capital structure of the BRF is composed of60% equity and 40% of debt. The company is not issuing redeemable shares.

Item 10.1.c Ability to Pay

Considering that 72% of the Gross indebtedness is of long term, that the Company has availability of R$ 2.720 million to pay its short term financial commitments of R$ 2.440 million and that we hope a positive cash generation for the year of 2013, based on the continuous improvement of the world economy, the Company considers as comfortable its ability to pay.

Item 10.1.d; e-Sources of Funding for working capital and investments in non-current assets to use for cover liquidity shortfalls.

During 2013, the Company will hire new loans and financing from the financial markets and capital, when identifying the need for additional resources to fund the long-term investments or in order to continue improving the debt profile.

We will keep borrowing costs low and long-term funding as made with the funding agencies such as BNDES (Banco de Desenvolvimento Economico e Social), BNB (Bank of NE) and FINEP (Research and Projects Financing), where resources are used to essentially fixed capital finance, operations and renewals of Rural Credit, which are operations with interest subsidized by the Federal Government, and EGF-like NPR to fund working capital of the company.

Item 10.1.f. Levels of Indebtedness and the features of such debts, also describing

	BR GAAP and IFRS
	Consolidated
	Charges (% p.a.)	Weighted average interest rate (% p.a.)	WAMT (1)	Current	Non- current	Balance 12.31.12	Balance 12.31.11
Local currency
BNDES, FINEM, development bank credit	FIXED RATE / TJLP + 4.13%	7.28%
lines, other secured debts and financial lease	(TJLP + 4.65% on 12.31.11)	(8.42% on 12.31.11)	2.7	418,169	972,448	1,390,617	1,441,355
	102,21% CDI + TJLP + 3.80%	7.91%
Export credit facility	(TJLP + 4.23% on 12.31.11)	(10.23% on 12.31.11)	1.9	15,208	1,032,920	1,048,128	737,115
	5.66%	5.66%
Working capital	(6.82% on 12.31.11)	(6.82% on 12.31.11)	0.7	1,243,342	1,494	1,244,836	954,947
	FIXED RATE / IGPM + 1.22%	1.89%
Fiscal incentives	(IGPM + 1.20% on 12.31.11)	(1.08% on 12.31.11)	11.2	2	12,399	12,401	14,900
	IGPM + 4.90%	12.46%
PESA	(IGPM + 4.93% on 12.31.11)	(9.92% on 12.31.11)	7.3	2,891	191,047	193,938	181,389
				1,679,612	2,210,308	3,889,920	3,329,706
Foreign currency
	UMBNDES + 2.15%	6.08%
BNDES, FINEM, development bank credit	(UMBNDES + 2.35% on 12.31.11)	(5.93% on 12.31.11)
lines, other secured debts and financial lease	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.4	51,312	58,100	109,412	160,038

	LIBOR / FIXED RATE / CDI + 2.36%	3.28%
	(LIBOR / CDI + 2.26% on 12.31.11)	(2.81% on 12.31.11)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	3.3	445,763	1,245,790	1,691,553	2,506,056
	0.62%	0.62%
	(1.18% on 12.31.11)	(1.18% on 12.31.11)
Advances for foreign exchange rate contracts	e.r. US$	e.r. US$	0.1	102,212	-	102,212	150,143
	21.25%	21.25%
	(8.25% on 12.31.11)	(8.25% on 12.31.11)
Working capital	e.r. ARS	e.r. ARS	0.7	103,046	14,762	117,808	3,899
	7.20%	7.20%
	(7.25% on 12.31.11)	(7.25% on 12.31.11)
Bonds	e.r. US$	e.r. US$	6.8	58,837	3,548,579	3,607,416	1,903,688
				761,170	4,867,231	5,628,401	4,723,824
				2,440,782	7,077,539	9,518,321	8,053,530

	BR GAAP e IFRS
	Consolidated
	Charges (a year)	Weighed average rate of interest (a year.)	PMPV (*)	Short term	Long term	Balance 31.12.11	other currencies
National currency
		6,82% (6,81% on
Working capital	6,82% (6,75% on 31.12.10)	31.12.10)	0.5	953,453	1,494	954,947	705,330
BNDES, FINEM, credit lines of development	TJLP+ 4,65% (TJLP+ 2,86% on	8,42% (8,45% on
banks and other guaranteed debits	31.12.10)	31.12.10)	2.9	451,360	989,995	1,441,355	1,934,187
	TJLP/ CDI + 4,23% (TJLP/ CDI +	10,23% (10,42% on
Export line of credits	4,42% on 31.12.10)	31.12.10)	1.6	404,195	332,920	737,115	387,717
	IGPM + 1,2% (IGPM + 1,40% on	1,08% (3,00% on
Fiscal incentives	31.12.10)	31.12.10)	8.4	2,446	12,454	14,900	12,869
	IGPM + 4,93% (IGPM + 4,89% on	3,49% (13,21% on
PESA	31.12.10)	31.12.10)	8.3	2,766	178,623	181,389	175,970
				1,814,220	1,515,486	3,329,706	3,216,073
Foreign currency
Advances of exchange agreement	1,18% + v.c. (US$)	1,18%	0.1	150,143	-	150,143	-
		7,25% (7,13% on
Bonds	7,25% (7,13% on 31.12.10)	31.12.10)	7.9	46,817	1,856,871	1,903,688	1,688,919
	LIBOR / CDI + 2,26%	2,81% (2,30% on
	(LIBOR/CDI+2,24% on 31.12.10)	31.12.10) v.c. (US$ and
Export line of credit	v.c. (US$ and other currencies)	other currencies)	2.7	1,375,126	1,130,930	2,506,056	2,108,303
	8,25% + v.c. (US$/ARS) (8,25%	8,25% (8,25% on
Working capital	on 31.12.10)	31.12.10)	0.6	3,483	416	3,899	-
	UMBNDES +
	2,35%(UMBNDES+2,46% on	5,93% (6,61% on
BNDES, FINEM, credit lines of development	31.12.10) v.c. (US$ and other	31.12.10) v.c. (US$ and
banks and other guaranteed debits	currencies)	other currencies)	2.0	62,688	97,350	160,038	189,644
				1,638,257	3,085,567	4,723,824	3,986,866
				3,452,477	4,601,053	8,053,530	7,202,939

Item 10.1.f. Debt levels and characteristics of these debts are detailed as follows:

Main Financing and Borrowing Contracts:

BRF notes:  On June 06, 2012, BRF issued senior notes in the total notional amount of US$500,000, with nominal interest rate of 5.88% p.a. and effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened an additional amount of $ 250,000, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. The Company is the guarantor of the notes

BFF notes: On 01.28.10, BFF International Limited issued senior notes in the total amount of US$750.000. The securities are guaranteed by the Company and by Sadia, with nominal interest rate of 7,25% per year and due date on 01.28.20.

Sadia Bonds: In the total amount of US$250,000. The securities are guaranteed by the Company and by Sadia, with interest rate of 6,88% per year, with due date on 05.24.17.

Operations with BNDES: On 12.31.12, the Company and its subsidiaries have several outstanding obligations with BNDES. The borrowings were made for the purchase of machinery, equipments and expansion of the productive facilities, besides de special lines for the export financing, according to information in 10.1.f.

Other long term relationships with financial institutions:

The company has covenants with several Banks where the main objective is to make easier the access to credit to the company partners producers for the construction of battery cages, poultry farms and rules adjustment.

Besides that, the Company has covenants with Banks to make easier the access to credit for the suppliers that wish to anticipate its receivables with the Company.

Level of Subordination among the debts:

The level of subordination is highlighted in the operations having real guarantees, most of all the manufacturing plants contracted along with BNDES.

Eventual restrictions imposed to the issuer, especially regarding the limits of indebtedness and new borrowings contracting, the dividends distribution, divestitures, issuance of new securities and change of company control:

Other long term relationships with financial institutions:

The company has agreements with several Banks where the main objective is to make easier the access to credit to the company partners producers for the construction of battery cages, poultry farms and rules adjustment.

Besides that, the Company has agreements with Banks to make easier the access to credit for the suppliers that wish to anticipate its receivables with the Company.

We have some financial covenants such as:

In 2011, the Company renegotiated all financial covenants and 12.31.12 had no financing contract with restrictive clauses (financial covenants).

Finally, the Company has operations with derivatives with the purpose of protecting against the exchange and interest rates variations, with speculative purposes. These operations are accounted by its market value, in accordance with the accounting methodology of hedge accounting.

Item 10.1.g. Usage Limits of the already contracted financing

The company has in a contracts with Brazilian Development Bank (BNDES); Brazilian Northeast Bank (BNB), Brazilian Innovation Agency (FINEP), available lines of credit in the amount of R$ 679 million.

Revolving Credit Facility. In order to improve our liquidity management, on April 27, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal LDA entered into a U.S.$500 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility

Item 10.2. a. b. and c.

Transition to International Financial Reporting Standards

We have changed our consolidated financial reporting from accounting principles generally accepted in Brazilian GAAP to IFRS, as issued by the IASB. We adopted IFRS for the fiscal year ended December 31, 2010 and retrospectively applied IFRS to the fiscal year ended December 31, 2009 for comparative purposes. The transition date for our adoption of IFRS was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with these new accounting practices. IFRS differs in certain significant respects from U.S. GAAP.

Note 3 to our consolidated financial statements of December 31, 2010 describes the accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and approved by the CVM that govern the transition to IFRS and have been adopted by our company.  Note 3 also contains a reconciliation of shareholders’ equity and net income recorded under Brazilian GAAP as of and for the year ended December 31, 2009 to the amounts recorded under IFRS.

Limitation on Comparability of Our Financial Statements

Business Combination with Sadia – Our results of operations for 2010 include the results of operations of Sadia for the full year.  However, our results of operations for 2009 include the results of operations of Sadia since July 8, 2009 and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2010.

Sadia’s results of operations were fully consolidated as from July 8, 2009, when the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for the purposes of the acquisition, approved our business combination with Sadia. Consequently, our results of operations for the year ended December 31, 2009 include the results of operations of Sadia only for the period subsequent to the July 8, 2009 acquisition date.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements.  The following table sets forth the components of our results of operations as a percentage of net sales for 2012, 2011 and for 2010 on a historical basis.

		Years Ended December 31
	2012	2011	2010
	(%)	(%)	(%)
Net sales	100.0	100.0	100.0
Cost of sales	77.4	74.1	74.7
Gross profit	22.6	25.9	25.3
Operating expenses:
Sales expenses	15.1	14.9	15.5
General and administrative expenses	1.4	1.7	1.5
Other operating expenses	1.3	1.6	1.7
Equity interest in income of subsidiaries	0.08	0.03	0.0
Operating income	4.9	7.8	6.5
Financial income (expenses), net	2.0	1.9	2.1
Income before taxes and participation of non-controlling shareholders	2.9	5.9	4.4
Income and social contribution taxes	0.0	0.6	0.9
Net income	2.9	5.3	3.5
BRF shareholders	2.9	5.3	3.5
Non controlling shareholders	0.0	0.0	0.0

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

a)      ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2012 was 9.8%.

b)      PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS in 2012. However, we currently benefit from a suspension of these taxes for in natura meat of porks, poultry and beef cuts as well as a zero tax rate for some dairy products.

c)       Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(in millions of reais)
Gross sales:
Domestic sales	15,175.3	14,299.5	12,628.2
Foreign sales	11,977.6	10,363.7	9,229.5
Dairy products	3,206.8	2,999.2	2,731.8
Food service	1,775.9	1,698.3	1,444.0
	32,135.6	29,360.7	26,033.4
Sales deductions
Domestic sales	(2,556.5)	(2,669.5)	(2,450.8)
Foreign sales	(351.6)	(270.5)	(244.3)
Dairy products	(492.7)	(460.4)	(420.3)
Food service	(217.4)	(253.9)	(236.8)
	(3,618.2)	(3,654.4)	(3,352.2)
Net sales
Domestic sales	12,618.8	11,630.0	10,177.4
Foreign sales	11,626.0	10,093.1	8,985.2
Dairy products	2,714.1	2,538.8	2,311.5
Food service	1,558.5	1,444.3	1,207.1
	28,517.4	25,706.2	22,681.3

Segment Presentation

The segment information is prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. There portable segments identified primarily observe division by sales channel.

•                  Domestic market: includes the Company´s sales executed in the Brazilian territory, except those relating to products in the dairy and the food service channel.

•                  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

•                  Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign markets.

•                  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

(i)             Poultry:  involves the production and trade of whole poultry and cuts in natura.

(ii)           Pork and beef cuts: involves the production and trade of cuts in natura.

(iii)          Processed:  involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

(iv)         Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

(v)           Milk:  involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

(vi)         Dairy products and other beverages: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

(vii)        Others:  involves the production and trade of animal feed, soy meal and refined soy flour.

We report net sales and EBIT by market. Because we use the same assets to produce products for both our domestic and export market, we do not identify assets by market.  See note 5 to our consolidated financial statements for a breakdown of net sales by segment and product line.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following provides a comparison of our results of operations for the year ended December 31, 2012 against our results of operations for the year ended December 31, 2011, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Net Sales

Our net sales increased by R$2,811.2 million, or 10.9%, to R$28,517.4 million in 2012 from R$25,706.2 million in 2011, primarily due to organic growth, the incorporation of companies acquired in Argentina, especially Quickfood, and an expanded portfolio due to the launch of various products and categories designed to minimize the impact of asset transfers in the third quarter of 2012 in accordance with the TCD, the agreement signed with the CADE.

Domestic Market

Net sales increased by R$989 million, or 8.5%, to R$12,619 million in 2012 from R$11,630 million in 2011.  In 2012, 58 innovation projects were developed, leading to the launch of 99 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among the new product launches were (1) under the Sadia  brand, pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes, (2) under the Perdigão  brand name, the Sanduba  and Meu Menu line, specialty meats and frozen products and (3) margarines with the re-launch of the Claybon  brand.

The principal challenge to BRF’s domestic operations in 2012 was to mitigate or minimize the impact of asset sales and the suspension of brands both from the operational point of view as well as from that of restoring the scale of the business. There were other challenges as well: the spike in grain prices and the associated impact on the cost of production, and the oversupply of finished products due to problems in the export market, including Russian restrictions on imports of pork meat for protectionist reasons and excess inventory in Japan.

Between asset sales and suspended brands, there was a reduction of a third by volume in the domestic market.  We achieved our objective of minimizing this impact, with growth of 9% on revenues for the fourth quarter of 2012 compared with 2011, despite ceding of R$850 million in quarterly sales with respect to our commitment under the TCD agreement. We adopted a strategy of using the Sadia  brand to recover the scale lost as a result of the suspension of some of the categories under the Perdigão  brand, and using the latter to innovate in other categories or in new ones where there was no restriction.

There were also some important launches of convenience foods, with the Assa Fácil line and new festive line products. Using spare capacity at the Dánica plant in Argentina, we launched Perdigão  mayonnaise in the retail market. These options seek to track trends in convenience foods to meet the demand for health-related products with brands aligned with a balanced life style.

Besides an  8.5% increase in revenues, volumes decreased 1.1% and average prices were 9.8% higher against an increase of 16.3% in average costs, reflecting operating profits of R$1.0 billion in this segment, a 16.9% decrease, with an operating margin of 8.2% in 2012 compared with 10.7% in 2011.

Three strategic initiatives have been established for domestic market business in 2013, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. We believe will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and deliveries being realized in a single vehicle.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

DOMESTIC MARKET	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

In natura meat:
Poultry	329	251	31.1	1,351	1,112	21.5
Pork/beef	134	128	4.7	911	774	17.7
Total in natura meat	463	379	22.2	2,262	1,886	19.9
Processed foods	1,643	1,810	(9.2)	9,462	9,188	3.0
Other sales	456	402	13.4	894	555	61.1
Total	2,562	2,591	(1.1)	12,618	11,629	8.5

Export Markets

Net sales to our export markets increased R$1,533 million, or 15.2%, to R$11,626 million in 2012 from R$10,093 million in 2011, primarily due to 9.6% higher volume, totaling 2.5 million tons. Average prices showed a gradual recovery as supply adjusted to demand in the leading markets, rising by 4.9% in local currency terms. However, this proved insufficient for a total recovery in operating margins, which declined from 5.5% to 1.6% for the year due to the 8.8% increase in production costs, principally driven by significant increases in the main raw materials and the prevailing conditions in our principal markets.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

EXPORT MARKETS	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

In natura meat:
Poultry	1,795	1,624	10.5	7,569	6,572	15.2
Pork/beef	307	258	19.0	1,867	1,554	20.1
Total in natura meat	2,102	1,882	11.7	9,436	8,126	16.1
Processed foods	372	342	8.8	2,182	1,925	13.4
Other sales	9	40	(77.5)	8	42	(81.0)
Total	2,483	2,264	9.7	11,626	10,093	15.2

Export operations reflected the international situation, characterized by excess inventory in the Middle East, Japan and Russia and by the sharp rise in grain prices, creating worldwide oversupply and squeezing our margins, albeit with some recovery in sales, prices and profitability in the last quarter of the year.

During the year, we recorded progress in our international operations based on our four key pillars of brand, portfolio, advances in distribution logistics and local production. The following initiatives are of note:

Argentina – We initiated a process of consolidation and capture of synergies of five companies through their concentration in a single subsidiary to be called BRF Argentina, with nine plants and 22 chilled and frozen distribution centers. Such process has been accelerated since June, when we took full control of Quickfood, the leader in the hamburger market with the Paty  brand, pursuant to the agreement with Marfrig.  We estimate that our integrated operations in the Argentine market represent over R$1 billion in sales per year.

Company	Activity
Avex	Slaughter and sale of whole chicken and chicken parts.
Dánica	Leader in margarines, vice leader in sauces, manufacturer of pasta and cooking oil. Has two plants and 22 distribution centers.
Levino Zaccardi	Exports cheeses to Brazil. Has one plant.
Quickfood	Leader in hamburgers with the Paty brand. Has four plants.
Sadia Argentina	Imports foodstuffs from Brazil.

Middle East – We began work on the construction of a processed foods plant in Abu Dhabi (United Arab Emirates) with the inauguration scheduled for 2013. Our first plant to be constructed outside Brazil, the unit will have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meat products. We also acquired a 49% stake in Federal Foods, a company that for more than 20 years has distributed products under the Sadia  brand name in the region. The company has six branches in the United Arab Emirates and one in Qatar, serving two thousand points of sale. The company also distributes products using the Hilal  and Perdix  brands.

Europe – A new high productivity line was installed at Plusfood with technological improvements and a 75% expansion in production capacity to 20 thousand tons annually of breaded, cooked and grilled chicken products as well as hamburgers and other items.

China – We organized a company with DCH for the distribution of products using the Sadia  brand to the retailing and food services segments in Hong Kong and Macau. The joint venture is responsible for our BRF’s businesses in the Chinese market, including the Perdix  brand and all our operations, for which DCH’s existing storage, sales and distribution infrastructure will be used. During the year, we initiated feasibility studies for building a processing plant in China using raw material imported from Brazil or acquired locally.

Africa – Sadia-branded products, previously sold to trading companies and wholesalers, were substituted by the Perdix  brand.  The Sadia  brand will be re-launched in 15 countries in Africa in 2013 with the focus on retailing and food services and a new portfolio to include breaded products, pastas, frankfurters and hamburgers.

We launched more than 219 products in the international market during the year. In Europe, one innovation was the launch in August of the Chixxs  line of breaded products with specific flavors (Indian, Mexican, Italian).

A new international marketing strategy is designed to position Sadia as a premium brand. The new concept evaluated in 22 countries and by more than seven thousand people presents a single visual identity but with regionalization of packaging and communication through colors and images.

During the year, we recorded the following performance in revenues and volumes in our primary markets, comparing 2012 with 2011.

Primary Markets	Revenues	Volume

Middle East	28.8%	13.1%
Far East	4.4%	1.2%
Europe	2.0%	1.8%
Eurasia	38.7%	32.8%
South America	29.5%	37.2%
Africa	10.2%	(1.3)%

Dairy Products

Net sales increased by R$175.3 million, or 6.9%, to R$2,714 million in 2012 from R$2,539 million in 2011, primarily due to 7.6% higher average prices, while volumes were 0.7% down and average costs rose 7.6%. Operating margins improved from (1.0)% in 2011 to approximately zero in 2012.

DAIRY PRODUCTS	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

Dry division	762	834	(8.6)	1,636	1,706	(4.1)
Fresh and frozen division	216	236	(8.5)	1,018	833	22.2
Other sales	85	––	––	60	––	––
Total	1,063	1,070	(0.7)	2,714	2,539	6.9

During the year, we repositioned the Batavo  and Elegê  brands, investing in new packaging to communicate the new concepts of the product lines in a more efficient way. Another initiative which gained traction was the “Cheese you ask for by the brand, and it’s Sadia” (Queijo se pede pela marca, e é Sadia) marketing campaign. The objective was to reinforce our presence, expanding our market share of higher value-added products, such as processed and refrigerated items. We ended 2012 as the third largest dairy products manufacturer in Brazil with a 10.5% share of domestic business in the segment.

In line with our Mundo Batavo brand guidelines, the brand adopted the “Thinking about your nature” (Pensado para sua natureza) signature. This tag line is printed on the packages and conveys the concept of a sustainable waste-free world with attributes of wellbeing, balance and nature, proposing solutions for modern life. The Pense Zero line added functional products to the yogurts line such as Bio Fibras. With the launch of the Pedaços  line (with fruit chunks), a yogurt with up to ten times more fruit than similar products in the market, the brand reported growth of 3.3 percentage points by volume in the cups category between April and November, according to Nielsen.

With the Elegê  brand, restyled packaging helps disseminate the new brand slogan: One gesture, two smiles (Um gesto dois sorrisos). On the back of the packages are stories of affection, and on the side, there is space where consumers can leave messages. Already the market leader in various categories in the states of Rio Grande do Sul and Rio de Janeiro, we are now seeking to expand and strengthen the brand’s footprint throughout the country. For example, the strategy includes the launch of products customized to habits of the northeast region such as milk-based drinks in sachets.

The major challenge in 2012 was to fully integrate the dairy products business into our operational structure. The capture of synergies will benefit productions and we believe this process should be complete by the end of 2014, involving distribution centers; sales, technical and management teams; definition of the optimum size of the business prioritizing results; improving execution; and growth in a sustainable manner.

We have adopted these guidelines in remodeling our plants. In 2012, 11 units of the dairy products business underwent expansion and modernization with an increase in the number of shifts and the hiring of additional labor. More than R$30 million was invested in the cheese plant in Itumbiara, State of Goiás, which is now producing a thousand tons per month. Building began on a modern factory in Barra do Piraí in the State of Rio de Janeiro with a capacity of 15 million liters per month for efficiently meeting demand from one of the largest markets for fluid milk in Brazil at lower cost.

We also signed a joint venture with Carbery to improve the processing of whey protein ingredients, a byproduct of cheese manufacture, using the Irish group’s technology. The agreement involves a shared investment of U.S.$50 million for the construction of a production unit, which is scheduled to begin operations in 2014.

Food Service

Net sales increased by R$114.1 million, or 7.9%, to R$1,558 million in 2012 from R$1,444 million in 2011, with volumes 0.9% higher and operating margins of 10.7% compared to 15.1% in 2011 and R$166.9 million in operating results, a 23.3% decline in relation to the year 2011.

FOOD SERVICE	2012	2011	% change	2012	2011	% change
	(thousand tons)			(R$ million)

Total	230	228	0.9%	1,558	1,444	7.9%

The focus during the year was on harmonizing commercial models in a challenging period for the sector. The strong upward trend in the consumption of away-from-home eating, which has characterized the last few years, suffered from inflation in the services segment driven by spiraling rental and labor costs.

In meeting the challenge of these difficulties, our food services unit expanded its sales force, consolidated services provided to 62 thousand companies and gained market share with strategic clients. In spite of less positive circumstances, the business was able to report growth of 10%. Investments were also made in a new category of product: sachets of ketchup, mustard and mayonnaise produced by the plant acquired in Argentina. This launch represents part of our strategy of increasing innovation to leverage the growth and value of the business.

The segment’s growth has been driven principally by two important factors: the level of employment and income, which we believe will tend to maintain upward momentum. Another important element is the change in lifestyle with the emergence of a new consumer profile with greater purchasing power and focus on practicality in eating. This sector of the population eats their meals more frequently away from home and its principally made up of retirees, small families or those living alone.

Away-from-home meals should receive a further boost from tourism and services thanks to the major sporting events planned for future years, such as the Confederations Cup in 2013, the World Cup in 2014 and the Rio Olympics in 2016.

Another growth catalyst is the international market with the opportunities that are opening up in China as a result of the joint venture with DCH for food services in that country as well as meeting demand from the global fast food network accounts.

Cost of Sales

Cost of sales rose 15.8% compared to 2011 to R$22,064 million from R$19,047 million, increasing proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: (1) the significant increase in the cost of the principal raw materials – corn and soybeans – due to failure in the American grain crop; (2) readjustments in the industry as a whole as a result of collective wage bargaining; (3) an increase in items restated against the foreign exchange rate such as packaging, freight and vitamins; (4) a temporary spike in  production costs due to the transfer of certain brands of our company with the implementation of the TCD process.

Gross Profit

Gross Profit amounted to R$6,454 million from R$6,659 million, a 3.1% decrease for the year, with a gross margin 3.3 percentage points lower than reported for 2011, declining from 25.9% to 22.6%. In spite of the positive commercial performance in sales, margins remained under pressure from rising costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.4% to R$4,706 million in 2012 from R$4,264 million in 2011.  Thanks to efforts to reduce overall expenses, we were able to maintain operating expenses at the same level as 2011 at 16.5%. Selling expenses growth 12.5%, reflecting the growth of variable expenses due to: (1) investments in the development of new lines and products (innovation), product launches and marketing campaigns; (2) increased operations in our logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the portfolio and distribution channels); and (3) port and truck driver strikes. Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees.  In 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger with Sadia.

Other Operating Expenses

Other operating expenses decreased 5.4% to R$381.1 million in 2012 from R$402.7 million in 2011.  Costs associated with the pre-operational phase of new industrial units, insurance claims, provisions for tax risks and the results of TCD-related divestments, our other operational expenses item posted a decline of 5.4% in the year due to reversals of provisions, recovery of expenses and leasing from third parties.  Profit sharing expenses are also booked under this item and reported a decline as a reflection of our operating results.

Operating Income and Margin

Operating income before financial expenses decreased 30.6% to R$1,388.9 million in 2012 from R$2,001.1 million in 2011.  In the light of the above factors, our operating margin decreased to 4.9% of net sales compared to 7.8% in 2011. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2012	2011	Change 2012-2011
	(in millions of reais)		(%)

Domestic market	1,038.6	1,249.4	(16.9)
Export markets	189.9	558.8	(66.0)
Dairy products	(6.6)	(24.7)	73.3
Food service	167.0	217.6	(23.3)
Total	1,388.9	2,001.1	(30.6)

Financial Income (Expenses), net

Net financial expenses totaled R$570.6 million from R$479.5 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in capital expendituresand working capital, the result of reduced cash generation in the period.

In the light of the high level of exports, we conduct transactions with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), we use financial derivatives (for example, non-deliverable forwards) and non-derivative financial instruments (for example, foreign currency debt) for hedging purposes and to eliminate the related unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments to cover foreign exchange exposures continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of our financial results.

On December 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange exposures amounted to U.S.$614 million, with a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting in the form of cash flow hedges for coverage of highly probable exports totaled U.S.$1,007 million + €197 million + £53.4 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity avoiding an impact on financial expenses.

Income Tax and Social Contribution

Income tax and social contribution totaled a positive R$2.4 million in the year compared to negative R$156.5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variations on overseas investments. This decline is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011. In the fourth quarter of 2012, income tax and social contribution amounted to a positive R$50.6 million compound to negative R$199.9 million reported in the same period in 2011 for the same reasons explained above.

Participation of Non-Controlling Shareholders

The result of negative R$7.4 million negative compared to R$2.3 million in 2011 reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and, as from the third quarter of 2012, the incorporation of the results of Quickfood and those of the Al Wafi and Plusfood subsidiaries, among others. In the fourth quarter of 2012, the result was negative R$5.1 million against R$1.8 million in the fourth quarter of 2011.

Net Income

In the light of the foregoing, net income was R$813.2 million in 2012 compared to R$1,367.4 million with a net margin of 2.9%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs, which reported a proportionally greater increase than revenues.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following provides a comparison of our results of operations for the year ended December 31, 2011 against our results of operations for the year ended December 31, 2010, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Net Sales

Our net sales increased by R$3,024 million, or 13.3%, to R$25,706 million in 2011 from R$22,681 million in 2010, primarily due to increased performance in our domestic market and food service segments.

Domestic Market

Net sales increased by R$1,453 million, or 14.3%, to R$11,630 million in 2011 from R$10,177 million in 2010, primarily due to increases in net sales of both in natura and processed meat and, to a lesser degree, increases in net sales of other processed products.  These increases were achieved in spite of despite lower consumption rates in our domestic market generally compared to 2010.

Over the long term, we continue to believe that demand in the domestic market will stimulated by an increase in real incomes in Brazil. For the products we sell in our domestic market, we have generally given higher priority to profit margins over market share.

The following table provides a breakdown of changes in net sales and sales volume in the domestic market.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Domestic Market
Meat:
In natura:
Poultry	1,112	933	19.2	251	232	8.2
Pork/Beef	774	699	10.7	128	118	8.5
Total meat (in natura)	1,887	1,632	15.6	379	350	8.3
Processed meat	7,145	6,020	18.7	1,381	1,314	5.1
Total meat	9,032	7,652	18.0	1,760	1,664	5.8
Other processed	2,043	1,996	2.4	429	446	(3.8)
Other	555	529	4.9	440	389	13.1
Total	11,630	10,177	14.3	2,629	2,499	5.2
Total processed meat & other processed	9,188	8,017	14.6	1,810	1,760	2.8
Total processed products as a percentage of net sales	79.0%	79.0%	—	69.0%	70.0%	—

Meat – Domestic net sales from meat increased R$1,380 million, or 18.0%, to R$9,032 million in 2011 from R$7,652 million in 2010, primarily due to increased net sales of in natura poultry, processed meats and in natura pork and beef.  Net sales of meat increased due to higher average selling prices, a more favorable mix of products and growth in sales volumes, which increased 5.8% to 1.76 million tons in 2011 from 1.67 million tons in 2010.

Other Processed Products – Domestic net sales from other processed products increased R$47 million, or 2.4%, to R$2,043million in 2011 from R$1,996 million in 2010, primarily due to the successful sales performance of our frozen products and the expansion of both the Sadia product line under the Escondidinho  label and the Perdigão Meu Menu line, as described below. Sales volumes decreased 3.8% to 429 million tons in 2011 from 446 million tons in 2010.

In 2010, we introduced Sadia’s Escondidinho  line, which is inspired by traditional recipes of Brazilian cuisine and targeted at the family market, and our Meu Menu line, a line of ready-to-eat/cook, frozen and individual dishes for consumers living alone. Overall, our market share in 2011 increased for these products throughout Brazil, resulting in increased sales and positive consumer reception.

Other Products – Other products include soybeans, animal feed and other products. Domestic net sales of other products increased R$26 million, or 4.9%, to R$555 million in 2011 from R$529 million in 2010. Sales volumes increased 13.2% to 440 thousand tons in 2011 from 389 thousand tons in 2010.

Export Markets

Net sales to our export markets increased R$1,108 million, or 12.3%, to R$10,093 million in 2011 from R$8,985 million in 2010, primarily due to increased net sales of in natura poultry and, to a lesser degree, increased net sales of processed meats, other processed products and in natura pork and beef.  These increases occurred primarily due to our strategy of prioritizing wider margins on our products. Sales volumes decreased 1.0% in 2011 to 2.22 million tons from 2.24 million tons in 2010 and decreased in each category except other processed products.

Our sales volumes were affected by factors such as fluctuations in exchange rates, the economic crisis in Europe, the Russian ban on Brazilian meat imports beginning in 2011 and other factors.  One of our significant focuses in 2011 was redirecting production that would have been sold in Russia and seeking to minimize the effect on volumes.  Some markets such as Europe (in spite of the economic crisis), Japan, China and Singapore helped drive positive performance. However, the Middle East, including Egypt (which was affected by the “Arab Spring” popular uprisings) and Iraq, reported a weaker business climate.  Our European Plusfood division produced results above forecast, reflecting strategic changes in our client and product portfolios and the modernization of our industrial unit in The Netherlands.  In recent years, our Plusfood division, with units in The Netherlands and the United Kingdom, has been instrumental to our strategy in Europe by manufacturing items destined for the European market.

In accordance with the guidelines provided by CADE, we have integrated international sales following our business combination with Sadia, which has enabled us to achieve synergies and economies of scale and improve the management of our product portfolio. Sadia has become a premium brand focused on added value and innovation. Perdix is positioned as a mainstream high-end brand, dedicated to the sale of large volumes and products designed to local demand. Borella, Halal, Fazenda and others have been maintained as brands that compete with local overseas food product industries.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
Export Market	(in R$ million)		(%)	(in thounsand tons)		(%)
Meat:
In natura:
Poultry	6.572	5.724	14,8	1.582	1.594	(0,8)
Pork/beef	1.554	1.513	2,7	258	281	(8,2)
Total Meat (in natura)	8.126	7.238	12,3	1.840	1.875	(1,9)
Processed	1.750	1.652	5,9	313	345	(9,3)
Total Meat	9.876	8.890	11,1	2.153	2.220	(3,0)
Other Processed	175	91	92,3	24	18	33,3
Others	42	4	—	40	6	—
Total	10.093	8.985	12,3	2.217	2.244	(1,2)
Total processed meat, other dairy and processed	1.925	1.743	10,4	337	363	(7,2)
Total processed products as a percentage of net sales	19%	19%	—	15%	16%	—

Meats – Export net sales from meat products increased R$986 million, or 11.1%, to R$9,876 million in 2011 from R$8,890 million in 2010, primarily due to increased net sales of in natura poultry and, to a lesser degree, increased net sales of processed meats, other processed products and in natura pork and beef, driven by recovery of demand for those products in our principal export markets.  Sales volumes decreased 3.0% to 2.15 million tons in 2011 from 2.22 million tons in 2010, primarily due to decreases in sales volumes of in natura pork and beef, processed meats and, to a lesser degree, in natura poultry.  Average prices in U.S. dollars FOB (Free on Board), were 5.0% higher relative to average prices in 2010. However, the depreciation of the real in relation to the U.S. dollar led to a higher increase in average selling prices in real terms of 13.7%.

Other Processed Products – Export net sales from other processed products increased R$84 million, or 92.3%, to R$175 million in 2011 from R$91 million in 2010, primarily due to a 28.0% increase in sales volumes and a 51.0% increase in average selling prices.

Other Products – Other products include soybeans, animal feed, and other products. Export net sales of other products increased R$38 million to R$42 million in 2011 from R$4 million in 2010, primarily due to an increase in the average selling prices of soybean products.

We reported the following performance in our main overseas markets:

Far East – While the Japanese market performed well throughout the first half of 2011, pressure arose to reduce prices in the final quarter due to high levels of inventories of local producers. Despite the activity in the final quarter, the Japanese market reported an overall improvement in both volumes and revenues in 2011, with 4.0% and 20.1% growth, respectively. We expect that margins will continue to be narrowed in the Japanese market until local inventories adjust to demand.

Eurasia – In 2011, demand from Russia weakened as a result of a ban on imports from Brazilian exporting plants, resulting in reduced revenues and sales volumes of 26.6% and 31.5%, respectively. Despite the ban in Russia, sales volumes to Ukraine during this period increased, alleviating some of the negative impact resulting from the Russian ban.

Europe – The economic crisis in some European countries, such as Greece, Italy and Portugal, has weakened their domestic economies, causing instability in 2011. However, in spite of these difficulties, net sales to the region increased 8.1% during the period. Sales volumes decreased during this period 9.2%, primarily due to our switch in strategic focus to higher value added products, particularly those produced at our Plusfood division, which expanded its portfolio, and away from a focus on increasing local productive capacity.

Middle East – In 2011, net sales in the Middle East increased 5.7% and sales volumes remained stable. Margins were narrowed, however, on specific products with heightened popularity in this market (such as chicken grillers) during the second half of the year. Marketing efforts in this region focused on the religious period of Ramadan to encourage customer loyalty to the Sadia  brand and widen margins on in natura products. We aims to add value in the region by building a new industrial unit in the United Arab Emirates, which will focus on the production of processed products.

South America – In 2011, markets in South America experienced an increase in net sales of 55.2% and an increase in sales volumes of 14.8%. Our business benefitted positively from the acquisitions of Avex and Flora Dánica in the fourth quarter of 2011 in Argentina.  Demand for our existing products increased as well.

Africa and other countries – Our net sales increased in the African market 32.7% in 2011, with a 51.7% growth in certain strategic countries. We believe this region presents a growth opportunity for our products, especially in countries such as Algeria, Tunisia, Egypt, Morocco, Mozambique, South Africa and Namibia, as well as Angola. We continue to pursue and improve relationships with distributors in these regions for continued growth in the future.

Dairy Products

Net sales increased by R$227million, or 9.8%, to R$2,539million in 2011 from R$2,312 million in 2010, primarily due to an improved product mix.  The following table provides a breakdown of changes in net sales and sales volume of dairy products.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
Dairy Products:
Milk	1,720	1,586	9.0	861	873	(1.0)
Other dairy products	818	716	13.0	209	209	(1.0)
Total dairy products	2,539	2,312	10.0	1,071	1,078	2.0

As noted above, net sales from dairy products increased 9.8% to R$2,539million in 2011 from R$2,312million in 2010, primarily due to an improved product mix.  Sales volumes decreased for both milk and other dairy products, primarily due to our strategic focus on higher value-added products to mitigate the effects of higher costs of the primary raw material, milk.  However, average selling prices increased 10.6% due to the improvements in product mix.

The great majority of our net sales of dairy products are in the domestic market, although we seek to develop our net sales in our export markets.  Of our total net sales of dairy products, R$5.4 million were from sales to our export markets in 2011, compared to R$19.8 million in 2010, primarily because lower average selling prices in our export markets caused us to redirect products to our domestic market.

Food Service

Net sales increased by R$237 million, or 19.7%, to R$1,444 million in 2011 from R$1,207 million in 2010, largely because of an increase in consumption of food away from home by Brazilians, increases in nationwide purchasing power (primarily due to increases among the middle class) and expansions in food service chains needed to populate the growing number of shopping malls built in urban as well as more rural areas.  We believe our food service segment performed better than the market average during 2011.  We believe that our management model contributed to our revenues and profitability in this segment, as we endeavored to adopt the best practices of Sadia  and Perdigão  following our business combination with Sadia.  In addition, we have focused on increasing the added value of our products, particularly in our positioning with global accounts, such as in the delivery of beef and an improved focus on providing dedicated services and marketing to the segment.  The following table provides a breakdown of changes in net sales and sales volume to the food service segment.

	Net Sales			Sales Volumes
	2011	2010	Change 2011-2010	2011	2010	Change 2011-2010
	(in millions of reais, unless otherwise specified)		(%)	(thousand tons, unless otherwise specified)		(%)
Food Service
Poultry	301.3	228.4	31.9	99	69	44.0
Pork/Beef	166.7	193.4	(13.8)	18	27	32.0
Processed meat	884.6	755.2	17.1	141	135	5.0
Other processed	91.8	30.1	205.0	15	9	77.0
Food service	1,444	1,207	19.7	275	240	15.0

Our food service customers include fast food chains, restaurants, hotels and the institutional market.  Food service is one of our strategic growth segments. As indicated above, we believe the food service market is benefitting from a change in the eating habits of the Brazilian population due to income growth and low unemployment rates.  The food service segment is an important expansion strategy for our company, and we believe that our customer service capabilities can provide a competitive advantage against our peers.  Our decision in 2011 to begin to report our food service sales as a separate segment reflects the importance of these sales to our strategy.

The majority of our net sales in the food service market occur in Brazil, although we are increasing our food service sales outside Brazil.  Of our total net sales of dairy products, R$188.4 million were from sales outside Brazil in 2011, compared to R$161.0 million in 2010.

Cost of Sales

Cost of sales increased 12.4% to R$19,047 million in 2011 from R$16,951 million in 2010. As a percentage of net sales, cost of sales decreased to 74.1% in 2011 from 74.7% in 2010, primarily due to synergies as a result of our business combination with Sadia. This decrease in cost of sales as a percentage of net sales permitted an increase in our gross margin, as described below, in spite of upward pressure on prices and a generally volatile price environment for our principal raw materials, including breeding stock, corn and soybeans.  In our dairy products segment, a spike in sugar costs and continued upward pressure on milk prices paid to milk producers increased our cost of sales for that segment.

Gross Profit

Gross profits increased 16.2% to R$6,659 million in 2011 from R$5,730 million in 2010. The remaining amount is due to a gradual recovery in performance following the global financial crisis.  Our gross profit was 25.9% of net sales in 2011, compared to 25.3% in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.6% to R$4,264 million in 2011 from R$3,856 million in 2010, primarily due to investments in new IT systems as well as payments in connection with consultants engaged on matters relating to our business combination with Sadia.  As a percentage of net sales, selling, general and administrative expenses increased to 25.8% in 2011 from 17.0% in 2010.

Other Operating Expenses

Other operating expenses increased 2.2% to R$402.7 million in 2011 from R$393.9 million in 2010, largely due to costs associated with the pre-operational phase of new industrial units, damages in connection with losses and provisions for tax and civil litigation. Other operating expenses also include income from the reversal of provisions, recovery of expenses, benefit plans and insurance claims as well as participations in profits.

Operating Income and Margin

Operating income before financial expenses (income) increased to R$2,001.0 million in 2011 from R$1,484.6 million in 2010, primarily due to the improvement in general business performance.  Our operating margin (operating income as a percentage of net sales) was 7.8% in 2011 compared to 6.5% in 2010.  However, our operating margin decreased to 7.2% in the fourth quarter of 2011 compared to the fourth quarter of 2010 due to pressures from increased costs of our principal raw materials and the increase in operating expenses described above.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	2011	2010	Change 2011-2010
	(in millions of reais)		(%)

Domestic market	1,249.4	1,035.8	20.6
Export markets	558.8	319.1	75.1
Dairy products	(24.7)	(14.5)	70.3
Food service	217.7	144.2	51.0
Total	2,001.1	1,484.6	34.8

In the fourth quarter of 2011, we continued to see challenges in certain of our segments.  For example, although our revenues from sales to our export markets was 16.9% higher in the fourth quarter of 2011 compared to the fourth quarter of 2010, our operating margin from sales to our export markets were 1.2% in the fourth quarter of 2011 compared to 5.5% in the fourth quarter of 2010.  In our dairy products segment, our net sales increased 4.7% in the fourth quarter of 2011 compared to the fourth quarter of 2010, but our operating margin from dairy products were 2.3% lower in the fourth quarter of 2011 compared to the fourth quarter of 2010.  Overall, operating margins in the fourth quarter of 2011 still increased 5.8% compared to the fourth quarter of 2010.

Financial Income (Expenses), net

We recorded net financial expenses of R$479.5 million in 2011, compared to R$483.1 million in 2010. This difference is principally due to exchange rate variations. We believe that we mitigated adverse effects on our financial expenses through risk management and our hedging accounting policies.

Our net debt (total debt minus cash and cash equivalents and marketable securities) as of December 31, 2011 was 48.7% higher than our net debt as of December 31, 2010, primarily due to cash allocations to investments in capital expenditures as well as acquisitions made during the period (rather than allocating that cash to repayment of debt or retaining it on our balance sheet).

Significant reductions in net currency exposure have been possible through the use of financial derivatives and non-derivative instruments in line with our hedge accounting policy.  Our financial derivatives include non-deliverable forwards (NDFs), and our non-financial derivatives include incurring foreign currency debt.  We have also achieved benefits from matching foreign-currency liabilities with export shipments, thereby reducing the volatility of our financial expenses on a monthly basis.

Income Tax and Social Contribution

Income tax and social contribution decreased 20.3% to R$156.5 million in 2011 from R$196.5 million in 2010, primarily due to differences in tax rates on foreign earnings and exchange rate variations on overseas investments.  Our income tax and social contribution includes a R$215.2 million provision we recorded in the fourth quarter of 2011, based on our management’s best estimates, relating to income tax and social contribution losses that we did not expect to be able to use following the merger of Sadia into BRF on December 31, 2012.

Net Income

For the reasons described above, net income increased 70.1% to R$1,367 million from R$804.9 million in 2010.

10.3. Events with significant effects occurred and expected, in the financial statements

a)    addition or elimination of segment information

In order to reflect the organizational changes in the Company, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign market.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole poultry and cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

  Milk: involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	12.31.12	12.31.11
Domestic market:
Poultry	1,351,356	1,112,291
Pork and Beef	911,270	774,476
Processed products	6,767,166	7,144,983
Other processed	2,694,906	2,043,030
Other	894,137	555,215
	12,618,835	11,629,995
Foreign market:
Poultry	7,569,437	6,571,946
Pork and Beef	1,866,736	1,554,086
Processed products	2,002,169	1,750,059
Other processed	179,978	175,160
Other	7,722	41,859
	11,626,042	10,093,110
Dairy products:
Milk	1,359,809	1,720,470
Dairy products and others beverages	1,354,262	818,328
	2,714,071	2,538,798
Food service:
Poultry	343,055	301,272
Pork and Beef	221,782	166,673
Processed products	846,167	884,639
Other processed	147,431	91,751
	1,558,435	1,444,335
	28,517,383	25,706,238

The operating results for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Operating income:
Domestic market	1,038,639	1,249,386
Foreign market	189,949	558,783
Dairy products	(6,551)	(24,711)
Food service	166,878	217,671
	1,388,915	2,001,129

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2012.

Net revenues from exports were originated in the segments of the foreign market, dairy products and food service, as set for below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Export net revenues per market:
Foreign market	11,626,042	10,093,110
Dairy products	123	5,351
Food service	223,299	188,419
	11,849,464	10,286,880

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Export net revenues per region:
Europe	1,920,199	1,882,425
Far East	2,402,902	2,301,806
Middle East	3,976,600	3,087,331
Eurasia (including Russia)	1,058,340	763,294
America / Africa / Other	2,491,423	2,252,024
	11,849,464	10,286,880

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Total
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12	12.31.11
Domestic market (1)	1,069,958	1,153,790	982,478	1,065,478	2,052,436	2,219,268
Foreign market	1,260,368	1,074,384	323,459	190,522	1,583,827	1,264,906
Dairy products (2)	671,398	664,102	-	-	671,398	664,102
Food service	81,539	81,539	-	-	81,539	81,539
	3,083,263	2,973,815	1,305,937	1,256,000	4,389,200	4,229,815

(1)           Write-off of goodwill and trademarks due to the execution of TCD (note 12).

(2)           During the year ended December 31, 2012, there was an increase in the goodwill allocated from Heloísa in the amount of R$7,296, due to an adjustment in the open balance from acquired company.

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above using the model of discounted cash flow. The results and assumptions are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

b)   constitution, acquisition or disposal of equity interest

As a result of the business combination with Avex, Flora Dánica and Heloísa, and also of the exercise of the call option of industrial plant from Copercampos, the Company evaluated the impacts of these transactions in the financial statements, as follows:

b.1) business combination – QUICKFOOD

As described in note 1.2, in order to comply with the requirements of TCD, the Company acquired the equity interest held by Marfrig of the capital of Quickfood.

In the Extraordinary General Shareholder´s Meeting occurred on May 23, 2012, the Company’s shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held by the Company in Athena by the interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed on March 20, 2012 with the effective conclusion on June 11, 2012.

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

The Company utilized its subsidiary Athena to operationalize the disposal of the assets listed in the TCD. Therefore, the following corporate acts were performed:

(v)      the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$333,061, which was paid with assets of its property included in the TCD;

(vi)    the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174, which was paid with assets of its property included in the TCD;

(vii)   BRF made a capital increase in Athena in the amount of R$163,043, which was paid with assets of its property included in the TCD; and

(viii) on May 31, 2012, BRF acquired the book value of the equity interest of the capital of Athena held by Sino dos Alpes and Sadia.

In summary, the consolidated assets of TCD transferred to Marfrig are presented below:

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	3,834	Short term debts	7,847
Trade accounts receivable	7,240	Trade accounts payable	4,891
Inventories	118,152	Salary and social obligations	31,040
Other credits	1,708	Tax obligations	1,462
	130,934	Other obligations	1,417
			46,657

NON CURRENT		NON CURRENT
Deferred tax	4,203	Long term debts	16
Judicial deposits	746	Tax obligations	3,660
Other assets	802	Other obligations	1,439
Investments	8		5,115
Property, plant and equipment, net	506,652
	512,411	NET ASSETS	591,573

TOTAL ASSETS	643,345	TOTAL LIABILITIES	643,345

The transaction with Marfrig was accounted for as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The acquiree contributed with net revenue in the amount of R$369,597 and net losses of R$334, since the date of acquisition to December 31, 2012 for the Company’s results.

Management estimates that if the business combination with Quickfood had occurred on January 1, 2012, the consolidated net revenue and net losses for the year ended December 31, 2012 would be approximately R$978,252 and R$15,829, respectively.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets amounted to R$928,000.

The table below depicts the details of the losses generated in this transactions as well as the goodwill generated in the business combination:

Fair value of Athena	928,000

Book value of Athena	591,573
Write-off of goodwill originated from the expectation of future profitability, adjustments of fair
value of property, plant and equipment and trademark related to the assets transfered	264,951
Total book value	856,524

Difference between the fair value and the book value of Athena	71,476

Fair value of Athena	928,000
Consideration receivable	(350,000)
Remaining fair value	578,000
Fair value of the equity interest acquired from Quickfood	(463,581)
Difference between the remaining fair value and Quickfood's fair value	114,419

Net impact in statement of income	(42,943)
Other losses deriving from the execution of TCD	(65,937)
Total of results of TCD before taxes	(108,880)

Fair value of the equity interest acquired from Quickfood	463,581
Payment for the working capital acquisition	57,839
Value of the investment on Quickfood at the acquisition date	521,420
Net assets acquired (1)	(63,852)
Preliminary Goodwill before allocation	457,568

Goodwill allocations
Customer relationship	146,217
Trademarks	102,089
Property, plant and equipments	70,067
Supplier relationship	1,793
Deffered tax liabilities	(112,058)

Goodwill for expected future profitability	249,460

(1)    The variation occurred in the net assets acquired in relation to the amount disclosed on June 30, 2012 is mainly related to the alignment between the accounting practices previously adopted by Quickfood and the accounting practices adopted by BRF.

The accounting impacts in the statement of income deriving from the execution of TCD are accounted for in the other operating results and are summarized as follows:

Fair value of Quickfood	463,581
Consideration receivable	350,000
Fair value of the consideration received	813,581

Cost of goods sold	(115,853)
Cost of the equity interest transferred	(504,731)
Social obligations transferred	29,011
Book value of Athena	(591,573)

Adjustments of fair value of property, plant and equipment transfered from Sadia	(102,793)
Fair value of trademarks transferred from Sadia	(83,000)
Fair value of outgrowers guarantees	4,674
Goodwill originated from the expectation of future profitability from Sadia	(83,832)
Total write-off	(264,951)
Losses from tax credits related to property, plant and equipments transferred	(9,200)
Losses from Instituto de Sustentabilidade Sadia caused by BRF due to execution of TCD	(15,237)
Write-off of inventories of packaging materials	(9,146)
Other losses	(32,354)
Total of other losses	(65,937)

Total of results of TCD before taxes	(108,880)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on May	CVM Deliberation		acquired
	31, 2012	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	23,803	-		23,803
Trade accounts receivable	114,590	-		114,590
Inventories	50,084	-		50,084
Other credits	1,849	-		1,849
	190,326	-		190,326
NON CURRENT
Property, plant and equipment, net	48,777	77,809	(a)	126,586
Intangible	255	277,734	(b)	277,989
Other assets	1,036	-		1,036
	50,068	355,543		405,611
TOTAL ASSETS	240,394	355,543		595,937

LIABILITIES
CURRENT
Trade accounts payable	119,189	-		119,189
Salary and social obligations	14,904	-		14,904
Tax obligations	3,939	-		3,939
Other obligations	5,007	-		5,007
	143,039	-		143,039
NON CURRENT
Long term debts	15,032	-		15,032
Tax obligations	369	-		369
Deferred tax liabilities	-	124,440	(c)	124,440
Other obligations	11,063	-		11,063
	26,464	124,440		150,904
NET ASSETS - BRF	63,852	208,108		271,960

Non-controlling shareholders' equity	7,039	22,995		30,034

TOTAL LIABILITIES	240,394	355,543		595,937

(a)    Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(b)   Refers to the fair value of the following intangible assets identified:  customer relationship R$162,374, trademarks R$113,369 and supplier relationship R$1,991; and

(c)    Refers to the effect of the deferred taxes on the adjustments (a) and (b) presented above.

b.2) business combination – AVEX

According to the Company’s strategic plan to become a global player, on October 03, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., in Argentina, the Company acquired 69.15% of the equity interest in Avex S.A. (“Avex”), which is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758,800 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

As disclosed in note 1.6, on December 28, 2012, aiming to accelerate the integrating of its business in Argentina, the Company acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776, and therefore holding 99.46% of the equity interest.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity and does not compose the goodwill generated in the business combination.

The amounts related to this business combination are set forth below:

Net assets acquired on October 3, 2011	63,184
Identification of non-realizable within the measurement period	(26,027)
Others measurement adjustments	4,483
Assets and labilities acquired, net adjusted	41,640

Percentage of acquired participation	69.15%

Net assets acquired	28,793

Value paid for the acquisation of Avex	108,603
Net assets acquired	28,793
Goodwill	79,810

Goodwill allocation
Property, plant and equipment, net	40,126
Relationship with client	11,115
Relationship with suppliors	7,760
Adjustment to market value of the biological assets	830
Adjustment to market value of the inventories	280
Non-competition agreement	205
Contingent liabilities	(425)
Deferred tax liabilities	(20,890)

Goodwill originated from the expectation of future profitability	40,809

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	9,391	-		9,391
Trade accounts receivable	15,578	-		15,578
Inventories	9,781	405	(a)	10,186
Biological assets	8,017	1,200	(b)	9,217
Recoverable taxes	7,740	-		7,740
Other credits	12,796	-		12,796
	63,303	1,605		64,908
NON CURRENT
Property, plant and equipment, net	54,857	58,031	(c)	112,888
Intangible	124	27,593	(d)	27,717
Other assets	109	-		109
	55,090	85,624		140,714

TOTAL ASSETS	118,393	87,229		205,622

LIABILITIES
CURRENT
Short term debts	42,111	-		42,111
Trade accounts payable	21,852	-		21,852
Salary and social obligations	2,789	-		2,789
Tax obligations	1,012	-		1,012
Other obligations	96	-		96
	67,860	-		67,860
NON CURRENT
Long term debts	8,892	-		8,892
Contingent liabilities	-	615	(e)	615
Deferred tax	-	30,211	(f)	30,211
	8,892	30,826		39,718
NET ASSETS - BRF	28,793	39,001		67,794

Non-controlling shareholders' equity	12,848	17,402		30,250

TOTAL LIABILITIES	118,393	87,229		205,622

(a)     Refers to the adjustment to the fair value of the inventories;

(b)     Refers to the adjustment to the fair value of the biological assets;

(c)      Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(d)     Refers to the fair value of the following intangible assets identified:  supplier relationship R$11,223, non-compete agreement R$296, customer relationship R$16,074;

(e)     Refers to the fair value of the contingent tax, civil and employment liabilities; and

(f)       Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Avex was recorded in the statement of income of Sadia Alimentos S.A., such as R$1,597 in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of supplier relationship, adjustment to the fair value of the inventories and biological assets, R$417 in selling expenses, related to amortization of customer relationship and R$26 in other operating results, related to the non-compete agreement.

		Accumulated
	Fair value	realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	40,126	(513)	39,613
Relationship with client	11,115	(417)	10,698
Relationship with suppliors	7,760	(597)	7,163
Adjustment to market value of the biological assets	830	(207)	623
Adjustment to market value of the inventories	280	(280)	-
Non-competition agreement	205	(26)	179
Contingent liabilities	(425)	-	(425)
Deferred tax liabilities	(20,890)	705	(20,185)
Expectation of future profitability	40,809	-	40,809
Total goodwill generated in the business combination	79,810	(1,335)	78,475

b.3) business combination - DANICA

On September 15, 2011, the Company exercised the right of the call option of the industrial plant from Copercampos, located in the City of Campos Novos, Santa Catarina State.

The plant comprises a pork slaughtering farm with a capacity of 7,000 heads per day.

The total amount invested by the Company in this transaction totaled R$154,537 million, from which R$79,447 million was paid out in 2011 and R$75,090 million in 2010.

The main objective of BRF with this transaction is to maximize the pork industrial processing, in order to gain efficiency and competitive advantage in this activity, looking for the major world markets.

c)    unusual events or transactions

c.1) acquisition of assets related to integration, production and slaughter of porks

According to the strategic plan of become a worldwide Company and strengthen its trademarks through local markets, on January 16, 2013 BRF concretized, through its subsidiary in Austria, the acquisition of 49% of the share equity of Federal Foods. The remaining share equity will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Federal Foods is a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), and distributor of Sadia’s products for more than 20 years, as well as chilled, frozen and dry products from other trademarks and suppliers. Currently, BRF’s products represent approximately 65% of Federal Foods’ net revenue.

The total investment for the acquisition of 49% of Federal Foods share equity was US$37,100.

c.2) supplementary distribution of dividends

In the Extraordinary Meeting, occurred on February 21, 2013, the Company’s Board of Directors approved a supplementary distribution of dividends in the amount of R$45,300.

10.4. Significant changes in accounting practices - qualification and emphasis in the auditor´s opinion

 10.4. Executive boards comments on:

a. significant changes in accounting practices

During the year ended December 31, 2012, there were no significant changes in accounting practices issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Therefore, in order to reflect the organizational changes in the Company, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

The information’s for the year ended December 31, 2011 were restated for comparative purposes

b. significant impacts due to changes in accounting practices

The impact of the changes mentioned above is related mainly to the presentation of reportable segments, as set forth:

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign market.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole poultry and cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

  Milk: involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	12.31.12	12.31.11
Domestic market:
Poultry	1,351,356	1,112,291
Pork and Beef	911,270	774,476
Processed products	6,767,166	7,144,983
Other processed	2,694,906	2,043,030
Other	894,137	555,215
	12,618,835	11,629,995
Foreign market:
Poultry	7,569,437	6,571,946
Pork and Beef	1,866,736	1,554,086
Processed products	2,002,169	1,750,059
Other processed	179,978	175,160
Other	7,722	41,859
	11,626,042	10,093,110
Dairy products:
Milk	1,359,809	1,720,470
Dairy products and others beverages	1,354,262	818,328
	2,714,071	2,538,798
Food service:
Poultry	343,055	301,272
Pork and Beef	221,782	166,673
Processed products	846,167	884,639
Other processed	147,431	91,751
	1,558,435	1,444,335
	28,517,383	25,706,238

The operating results for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Operating income:
Domestic market	1,038,639	1,249,386
Foreign market	189,949	558,783
Dairy products	(6,551)	(24,711)
Food service	166,878	217,671
	1,388,915	2,001,129

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2012.

Net revenues from exports were originated in the segments of the foreign market, dairy products and food service, as set for below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Export net revenues per market:
Foreign market	11,626,042	10,093,110
Dairy products	123	5,351
Food service	223,299	188,419
	11,849,464	10,286,880

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Export net revenues per region:
Europe	1,920,199	1,882,425
Far East	2,402,902	2,301,806
Middle East	3,976,600	3,087,331
Eurasia (including Russia)	1,058,340	763,294
America / Africa / Other	2,491,423	2,252,024
	11,849,464	10,286,880

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Total
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12	12.31.11
Domestic market (1)	1,069,958	1,153,790	982,478	1,065,478	2,052,436	2,219,268
Foreign market	1,260,368	1,074,384	323,459	190,522	1,583,827	1,264,906
Dairy products (2)	671,398	664,102	-	-	671,398	664,102
Food service	81,539	81,539	-	-	81,539	81,539
	3,083,263	2,973,815	1,305,937	1,256,000	4,389,200	4,229,815

(3)           Write-off of goodwill and trademarks due to the execution of TCD (note 12).

(4)           During the year ended December 31, 2012, there was an increase in the goodwill allocated from Heloísa in the amount of R$7,296, due to an adjustment in the open balance from acquired company.

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above using the model of discounted cash flow. The results and assumptions are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

c. qualification and emphasis in the  auditor´s opinion

In the last three fiscal years the auditors issued unqualified opinion over the Company’s financial statements.

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2010, comparatives for years ended as of December 31, 2009 and January 01, 2009 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.”

“As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.”

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2011, comparatives for year ended as of December 31, 2010 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company with the CADE in the Term Performance Commitment ("TCD") entered into on the same date. On March 20, 2012, the Company signed the Contract of Exchange of Assets and Other Agreements with Marfrig Alimentos S.A., whose main objective is to establish the terms and conditions enabling the transaction to occur as mentioned in notes 1.2 and 38, which is subject to suspention conditions depending on the CADE manifestation. Our conclusion does not contain any qualification relating to this matter”.

The independent auditor’s report regarding to BRF’s individual financial statements, prepared according to new Brazilian accounting practices (“BR GAAP”) and the consolidated financial statements prepared according to international financial reporting standards (“IFRS”), related to year ended December 31, 2012, comparatives for years ended as of December 31, 2011 were not unqualified, however, the independent auditor’s report has tow emphasis of matter paragraph, namely, as follows:

“As described in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF S.A. theses practices differ from IFRS, applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and joint ventures under the equity method, while for IFRS purposes it would be cost of fair value. Our opinion is not modified due to this matter”.

10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

10.5.1    Consolidation: includes the BRF’s financial statements and the financial statements from subsidiaries where BRF has directly or indirectly control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this deliberation, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. which adopts the Euro (“EUR”) and Avex S.A., Dánica group and Quickfood S.A. wich adopt the Argentine Peso (“ARS”), as their functional currency.

•         Investments: investments in affiliates are measured under the equity method adjusted for the effects of measurement of the business combination, when applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

10.5.2    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

10.5.3    Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

10.5.4    Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income and will be utilized by the Company in a short period of time.

10.5.5    Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

10.5.5.1   3.5.1.            Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that are not classified as any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

10.5.5.2   Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

10.5.5.3   Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities, transactions highly probable and which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure. The accounting follows the CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of the measurement at fair value recognized in equity and the realization in the statement of income under a caption corresponding to the hedged item.

Hedges that meet the criteria for accounting are recorded as cash flow hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

When the documented strategy of the Company’s risk management for a particular hedge relationship excludes from the assessment of hedge effectiveness a specific component of gain or loss or the related cash flows of the hedge instrument, this excluded component of the gain or loss is immediately recognized in the financial result.

The amounts registered as other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects the statement of income, for example, when the forecasted revenue in foreign currency occurs.

If the occurrence of the forecasted transaction or firm commitment is no longer expected, the amounts previously recognized in equity are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized in other comprehensive income remain deferred in equity as other comprehensive income until the forecasted transaction or firm commitment affect the statement of income.

10.5.5.4   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

10.5.6    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.06% p.a. as of December 31, 2012 (6.66% p.a. as of December 31, 2011).

10.5.7    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful accounts.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current assets at the same time receivables are written-off. The notes are written-off from the provision when Management considers that they are not recoverable after all appropriate measures to collect.

10.5.8    Inventories: are evaluated at average acquisition or formation cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

10.5.9    Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, these assets were classified as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which the fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which concluded that the formation cost of these assets approximates to their fair value (see note 11).

10.5.10                       Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management. Accordingly, there is a firm commitment to identify a purchaser and conclude the sale. These assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. Such assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

On December 31, 2012 the amounts related to these assets corresponded to R$11,173 in the parent company and R$22,520 in the consolidated (R$5,980 in the parent company and R$19,007 in the consolidated as of December 31, 2011) and are recorded in the current assets as other rights.

10.5.11                       Property, plant and equipment: presented at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the weighted average interest rate of the short term debt effective on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Deliberation No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2012, and no adjustments were detected. The result of this test is detailed in note 18.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

10.5.12                       Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2012 and no adjustments to reflect an impairment loss were identified. Such test involved the adoption of assumptions and judgments, as detailed in note 18.

10.5.13                       Income taxes and social contributions: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously, therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities settled, based on the rates (and fiscal regulation) that are in force on the date of disclosure.

10.5.14                       Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

10.5.15                       Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is part of various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 692/12).

As a result of the business combination with Sadia, Avex and Dánica group the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets must be accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

10.5.16                       Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

10.5.17                       Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on a straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

10.5.18                       Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 695/12. Actuarial gains and losses are recognized in other comprehensive income, based on the actuarial report prepared by independent experts.

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not available to the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

10.5.19                       Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

10.5.20                       Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are disclosed as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

10.5.21                       Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

10.5.22                       Determination of income: results from operations are recorded on an accrual basis.

10.5.23                       Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

10.5.24                       Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

10.5.25                       Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

10.5.26                       Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

10.5.27                       Subsidies and tax incentives: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to Investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

10.5.28                       Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in equity.

10.5.29                       Translation of assets and liabilities denominated in foreign currency:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.12	12.31.11
U.S. Dollar (US$)	2.0435	1.8758
Euro (€)	2.6954	2.4342
Pound Sterling (£)	3.3031	2.9148
Argentine Peso (AR$)	0.4160	0.4360

Average rates
U.S. Dollar (US$)	1.9550	1.6746
Euro (€)	2.5103	2.3278
Pound Sterling (£)	3.0985	2.6835
Argentine Peso (AR$)	0.4298	0.4056

10.5.30                       Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•       fair value of financial instruments, see note 4;

•       impairment of non-financial assets, see note 5, 17 and 18;

•       measurement at fair value of items related to business combinations, see note 6;

•       estimated losses on doubtful accounts, see note 9;

•       biological assets, see note 11;

•       loss on the reduction of recoverable value of taxes, see note 12 and 13;

•       useful lives of property, plant and equipment and intangible, see note 17 and 18.

•       share-based payment transactions, see note 23;

•       supplementary retirement plan, see note 24; and

•       provision for tax, civil and labor risks, see note 25.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

10.5.31                       Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

         a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

         b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting,  Management has conducted an assessment, including testing, based on the criteria from Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s internal control system for financial reporting was designed to provide reasonable assurance regarding the reliability of financial information and the preparation of financial statements for disclosure purposes in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or to the level of compliance with the policies or procedures may change.

Based on its assessment, Management has concluded that on December 31, 2012, the Company maintained effective internal controls over financial reporting, in accordance with the criteria from Internal Control - Integrated Framework, issued by the COSO.

Ernst & Young Terco Auditores Independentes issued an attestation report on management’s assessment of our internal controls when the Annual Report on Form 20-F s released and filed on SEC.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities - RI

a. how the proceeds from the offering were used

                Not applicable.

Item 10.7.  b e c – Not applicable.

10.8. Description of significant items not evidenced in the financial statements of the Company:

•         assets and liabilities directly or indirectly held by the Company, which are not disclosed in its balance sheet (off-balance sheet items), such as:

i operating commercial leasing, assets and liabilities;

ii. receivables portfolios written off over which the entity has risks and responsibilities, informing respective liabilities;

iii. agreements for future purchase and sale of products or services

iv. non-finished construction agreements

v. agreements for future financing receipts

b. other items not evidenced in the financial statements

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed. However, only for informative purposes, the information disclosed in the consolidated financial statements related to these items is as follows:

1)      Marketable securitires

On December 31, 2012, of the total financial investments, R$97,271 were pledged as collateral for futures contract operations in U.S. dollars and fattened cattle, traded on the Futures and Commodities Exchange (“BM&F”). On December 31, 2011 the guarantees corresponded to R$88,177.

2)      Inventories

On December 31, 2012, the amount corresponding to R$50,000 (R$67,079 as of December 31, 2011) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

3)      Property , plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
		12.31.12	12.31.11	12.31.12	12.31.11
		Book value of	Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	355,931	61,090	355,931	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	1,735,376	946,898	1,735,376	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,104,092	1,165,489	2,104,092	2,304,484
Facilities	Financial/Labor/Tax	638,450	264,105	638,450	687,453
Furniture	Financial/Labor/Tax/Civil	18,579	15,087	18,579	299,269
Vehicles and aircrafts	Financial/Tax	1,636	1,512	1,636	19,403
Others	Financial/Labor/Tax/Civil	73,640	260,034	73,640	307,456
		4,927,704	2,714,215	4,927,704	5,744,665

The Company is not allowed to assign these assets as security for other transactions or to sell them.

4)      Loans and financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Total of loans and financing	6,704,949	3,043,121	9,518,321	8,053,530
Mortgage guarantees	1,405,735	724,589	1,405,735	1,584,501
Related to FINEM-BNDES	900,226	490,835	900,226	1,134,809
Related to FNE-BNB	361,144	108,192	361,144	324,130
Related to tax incentives and other	144,365	125,562	144,365	125,562
Statutory lien on assets acquired with financing	91,079	36,046	91,079	38,454
Related to FINEM-BNDES	5,209	7,168	5,209	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	85,870	28,866	85,870	28,866
Related to tax incentives and other	-	12	-	12

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 21, 2012, totaled R$72,123 (R$79,893 as of December 31, 2011).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of December 31, 2012, amounted to R$441,077 (R$509,550 as of December 31, 2011).

On December 31, 2012, the Company contracted bank guarantees in the amount of R$1,234,215 (R$646,462 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigation involving the Company´s use of tax credits, as well as bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 0.87% p.a. (1.10% p.a. as of December 31, 2011).

5)        Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.12	12.31.12
2013	613,150	613,223
2014	258,040	258,040
2015	234,755	234,755
2016	226,552	226,552
2017 onwards	1,023,500	1,023,500
	2,355,997	2,356,070

The Company entered into agreements denominated “built to suit” where office facilities will be build by third parties. The agreements terms will be 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent falling due, according to the term of each contract.

The estimated schedule of future payments related to these agreement is set forth below:

BR GAAP and IFRS
Parent company and
Consolidated
12.31.12
2013	20,313
2014	20,313
2015	20,313
2016	20,313
2017 onwards	121,876
203,128

6)      Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.1)   Operating lease

The minimum future payments of non-cancellable operating lease, for each of the following years, are presented below:

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
2013	84,785
2014	71,153
2015	48,118
2016	34,946
2017 onwards	125,571
364,573

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 million (R$40,591 million as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 million as of December 31, 2010).

6.2)   Financial

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 million at the parent company and R$51,261 million in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP and IFRS
	Parent Company and Consolidated
	Weighted average interest rate
	(% p.a.) (1)	12.31.12	12.31.11
Cost
Machinery and equipment		21,098	24,999
Software		22,108	-
Vehicles		135,660	51,498
Land		389	-
Buildings		14,999	-
		194,254	76,497

Accumulated depreciation
Machinery and equipment	38.69	(9,218)	(15,992)
Software	20.00	(4,492)	-
Vehicles	14.24	(16,969)	(2,094)
Buildings	11.84	(154)	-
		(30,833)	(18,086)
		163,421	58,411

(1)                The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as current and non-current liabilities:

	BR GAAP and IFRS
	Parent company and Consolidated
	12.31.12
	Present value of		Minimum future
	minimum payments	Interest	payments
2013	74,578	5,263	79,841
2014	28,862	2,750	31,612
2015	7,848	1,581	9,429
2016	6,448	1,211	7,659
2017 onwards	6,492	3,912	10,404
	124,228	14,717	138,945

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments relating to restrictions on dividends, interest payments on shareholders ‘equity or additional debt funding.

10.9. Executive Board’s Comments on each of the items not evidenced in the financial statements mentioned in item 10.8, informing:

a. how said items change or may change income, expenses, the result of operations, the financial expenses or other items of the Company’s financial statements;

b. the nature and purpose of the operation;

c. nature and amount of the liabilities assumed and of the rights generated in favor of the Company as a result of the operation.

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

7)      Marketable securities

The guarantees were offered due to the BM&F’s requirement to allow the Company to engage in future contracts operations. The Management does not expect any impact as a consequence of these guarantees, it believes that the transactions will be settled within the normal course of business.

8)      Inventories

The inventories of milk were offered as collateral for the rural credit operations, as required by the creditor financial institution. The Management does not expect any future impact in the financial statements due to these guarantees, it believes that current and projected liquidity levels will allow the settlement of rural credit operations in accordance with the contracted cash flow.

9)      Property, plant and equipment

The property, plant and equipments that are held as collateral of transactions of different natures are presented below:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
		12.31.12	12.31.11	12.31.12	12.31.11
		Book value of	Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	355,931	61,090	355,931	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	1,735,376	946,898	1,735,376	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,104,092	1,165,489	2,104,092	2,304,484
Facilities	Financial/Labor/Tax	638,450	264,105	638,450	687,453
Furniture	Financial/Labor/Tax/Civil	18,579	15,087	18,579	299,269
Vehicles and aircrafts	Financial/Tax	1,636	1,512	1,636	19,403
Others	Financial/Labor/Tax/Civil	73,640	260,034	73,640	307,456
		4,927,704	2,714,215	4,927,704	5,744,665

The Company is not allowed to assign these assets as security for other transactions or to sell them.

10)   Loans ad financing

The guarantees related to loans and financing are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Total of loans and financing	6,704,949	3,043,121	9,518,321	8,053,530
Mortgage guarantees	1,405,735	724,589	1,405,735	1,584,501
Related to FINEM-BNDES	900,226	490,835	900,226	1,134,809
Related to FNE-BNB	361,144	108,192	361,144	324,130
Related to tax incentives and other	144,365	125,562	144,365	125,562
Statutory lien on assets acquired with financing	91,079	36,046	91,079	38,454
Related to FINEM-BNDES	5,209	7,168	5,209	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	85,870	28,866	85,870	28,866
Related to tax incentives and other	-	12	-	12

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 21, 2012, totaled R$72,123 (R$79,893 as of December 31, 2011).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of December 31, 2012, amounted to R$441,077 (R$509,550 as of December 31, 2011).

On December 31, 2012, the Company contracted bank guarantees in the amount of R$1,234,215 (R$646,462 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigation involving the Company´s use of tax credits, as well as bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 0.87% p.a. (1.10% p.a. as of December 31, 2011).

11)     Commitments

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.12	12.31.12
2013	613,150	613,223
2014	258,040	258,040
2015	234,755	234,755
2016	226,552	226,552
2017 onwards	1,023,500	1,023,500
	2,355,997	2,356,070

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are set forth below:

The Company entered into agreements denominated “built to suit” where office facilities will be build by third parties. The agreements terms will be 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent falling due, according to the term of each contract.

The estimated schedule of future payments related to these agreement is set forth below:

BR GAAP and IFRS
Parent company and
Consolidated
12.31.12
2013	20,313
2014	20,313
2015	20,313
2016	20,313
2017 onwards	121,876
203,128

12)   Leasing

The Company is lessee in several contracts, which can be classified as operating or finance lease.

6.3)   Operating lease

The minimum future payments of non-cancellable operating lease, for each of the following years, are presented below:

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
2013	84,785
2014	71,153
2015	48,118
2016	34,946
2017 onwards	125,571
364,573

On December 31, 2012 the payments of operating lease agreements recognized as expense in the current year amounted to R$104,380 (R$95,094 as of December 31, 2011) at the parent company and R$242,568 in the consolidated on December 31, 2012 (R$299,577 as of December 31, 2011).

6.4)   Financial lease

The Company contracts finance leases for acquisitions mainly of machinery, equipment, vehicles and software and buildings.

During the year ended December 31, 2012, there was an increase in property, plant and equipment and loans and financing in the amount of R$110,390 at the parent company and in the consolidated.

The Company controls the leased assets which are presented below:

	BR GAAP and IFRS
	Parent Company and Consolidated
	Weighted average interest rate
	(% p.a.) (1)	12.31.12	12.31.11
Cost
Machinery and equipment		21,098	24,999
Software		22,108	-
Vehicles		135,660	51,498
Land		389	-
Buildings		14,999	-
		194,254	76,497

Accumulated depreciation
Machinery and equipment	38.69	(9,218)	(15,992)
Software	20.00	(4,492)	-
Vehicles	14.24	(16,969)	(2,094)
Buildings	11.84	(154)	-
		(30,833)	(18,086)
		163,421	58,411

(1) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as current and non-current liabilities:

	BR GAAP and IFRS
	Parent company and Consolidated
	12.31.12
	Present value of		Minimum future
	minimum payments	Interest	payments
2013	74,578	5,263	79,841
2014	28,862	2,750	31,612
2015	7,848	1,581	9,429
2016	6,448	1,211	7,659
2017 onwards	6,492	3,912	10,404
	124,228	14,717	138,945

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments relating to restrictions on dividends, interest payments on shareholders ‘equity or additional debt funding.

Item 10.10.

The Company, committed to sustained growth as outlined in the Strategic Plan of 2015, allocated R$2.5 billion, a year-on-year increase of 28.1%, to projects of modernization and expansion in the production units, revamping of the portfolio, updating of IT systems and innovation as well as the acquisition of overseas assets. Comprometida com o crescimento sustentado delineado no Plano Estratégico de 2015, a empresa destinou R$ 2,5 bilhão, 28,1% superior a 2011, a projetos de modernização e ampliação de unidades de produção, reformulação de portfólio, atualização de sistemas de tecnologia e inovação, além da aquisição de participação em empresas no exterior.

Investments in CAPEX – Investment in fixed assets totaled R$ 1,9 billion, 67% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units. The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 494 million, an increase of 0.4%.

Logistics – Distribution Centers had investments amounting to R$ 98 million for improvement in performance, capacity expansion and automation and rationalization of processes; highlighting the Salvador – BA and Rio de Janeiro Distribution Centers.

Information Technology

 – The Investments in processes made possible the unification of BRF and Sadia, fundamental feature for capturing identified synergies. Approximately R$62.3 million were directed to the implementation of projects of integration and improvement.

Technology Center – The construction of a new technology center for development of products in Jundiaí – SP, had investments that totaled R$ 40.6 milhões in 2012.

Environment – The investments in the environment amounted to R$ 156.9 million, particularly for waste disposal, treatment and mitigation (39% of the total) and prevention and management (38%).

Investments in the last 3 years:
(not including breeder stock reposition)
	2010	2011	2012
(in R$ million)
Growth/Capacity Expansion	190	393	992
Efficiency/Improvement in Process	283	505	285
Support to operation	230	286	622
Total Investments	703	1,184	1,899

New Businesses - Investments in new businesses amounted to U$ 40.5 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex (33.3%). With this operation BRF now own 100% of the company, expanding our participation in the Argentine market.

In addition, BRF had acquired a 49% share equity stake of Federal Foods Limited (“Federal Foods”), a food distribution company located in the United Arab Emirates, for the amount of US$ 37.1 million. This business was completed in January 2013. In addition, in November 2012 BRF announced a Joint Venture with the Irish company Carbery, to act in the milk derivatives segment. This movement, initially, forecasts a shared investment of approximately US$ 50 million.

Item 10.11. Not applicable.

11.1 Forecasts

Projections 2013

BRF expects its net sales to report a growth of between 10% and 12% in 2013. We are forecasting investments R$ 2 billion in Capex, including R$ 500 million in biological assets for production.

The outlook for 2013 results will focus on: 1) Revenue Management: innovation, aggregated value (share value), improvement in service level and portfolio repositioning; 2)Costs and expenses: Capture of synergies, gradual re-optimization process and productivity gains in the structures (industrial, logistic and administrative) after the TCD and 3) Internationalization: Integration and improvement in businesses in Argentina, Federal Foods and Rising Star, plant in the Middle East and continuous progress in the value chain.

Strategic Management

The Company adopts a long-term strategic stance and begins 2013 aligned with the objectives and goals laid out in the BRF15 Strategic Plan to be one of the world’s premier food companies by 2015, admired for its world-class brands, innovation and results. On the cusp of the new cycle, internal discussions are to begin on the BRF 20 Strategic Plan, preparing the Company for the coming decade. All the work done in 2012 laid the foundations for a new cycle that now begins. After consolidating the agenda of obligations and tasks associated with the BRF-Sadia merger, the Company shifts focus to strategies for meeting the existing organic growth plan, including the goal of doubling 2010 sales within five years.

It will be a period of slower investments. Although the numbers are not small, the curve will drop in 2013-14. The focus will be on efficiency via increased productivity and the optimization of and return on invested capital, exploiting existing capacity in order to consolidate a globalized BRF with a wide and innovative portfolio of products to satisfy the diverse consumer profiles around the globe.

Domestically, the Company will make efforts to identify the role and positioning of each product category. The potential of the Sadia name as an iconic brand will be exploited for its characteristic of vitality and as a source of pleasure and enhancing the concept of sociability. The Perdigão brand, in turn, will be addressed in order to keep it relevant in consumers’ minds, even with the volume loss arising from the agreement with Cade, conveying a sense of caring and protection.

Synergic gains are linked to increased productivity and low-cost efficiency deriving from distribution centers able to operate with the full spectrum of brands, deliveries using the same trucks, and joint bills-of-sale to invoice products from a single legal entity.

The cornerstone of internationalization is based on four points: brand, portfolio, progress in distribution and local production, themes that are complementary and directed towards the desired change in the overseas market. Long-term planning will change BRF’s international profile and position it to focus less on commodities and more on processed goods. To this end, strategic moves will be based on acquisitions of processors and distributors in the international market, the construction of factories and the development of products and marketing campaigns for different cultures and tastes, consolidating Sadia as a premium brand.

The long term strategic focus comprehends the following main efforts for sustained growth aiming to achieve the BRF 15 plan: Leadership in the domestic market; Innovation; organic growth; Global expansion and progress in the value chain (brand and distribution).

BRF 15 Objectives

Domestic Market

• Meat products – Consolidate position in active markets; grow in categories capable of expansion; correctly position brands; add new categories/innovation to the business; focus on market share value; and promote service excellence.

Foreign Market

Expand operations via acquisitions of processing and distribution units and local brands, using raw materials produced especially in Brazil due to competitive production costs; consolidate active markets, reaching retail and food-services customers and developing products according to each market’s demands, in order to reduce export margin volatility; and maintain a specific strategy for each area of operations:

•Middle East – Build a factory with capacity for 80 thousand tons of processed foods; consolidate lead; strengthen brands; and increase retail and food-services penetration.

• Latin America – Expand processed foods production; make progress on the distribution chain and brands; add synergies from newly acquired businesses; have enriched brands and portfolios with a production base in Argentina.

• Far East – Reposition the Sadia brand as premium; strengthen the value-added products mix for the transformation industry, particularly in China – maintain joint venture to improve product distribution and processing. focus on retail and food services;

• Europe – Improve the product mix; customers portfolio; footprint and progress along the distribution chain.

• Africa – Strengthen the Perdix and Sadia brands and enter new markets with significant consumer potential.

Dairy Products

• Consolidate lead in the cheeses segment; capture synergies in the sales and distribution areas; pursue return with lower capital requirement; review dry goods positioning; and increase the brands’ competitive edge and the portfolio’s added value.

Food Services

• Strengthen competitive position in the food-services market, building basic and distinctive competencies at BRF, generating growing profitability.

Synergies from the merger of BRF and Sadia

On October 27, 2011 the Company released a relevant fact related to its estimates for the process of synergies to be obtained from the merger of BRF and Sadia. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012 and 2013 and will stabilize at these levels going forward. In 2012, it was captured net synergies of R$ 678 million per year in the period, which will be achieved with additional gradual investments amounting to approximately R$ 700 million between the period of 2011 to 2013.

         The foreseen synergies are in line with the mapping the Company has already undertaken. However, achieving these synergies depends on the successful implementation of the processes in the areas of supply (grains and other raw materials), manufacturing, agribusiness and logistics, as well as the investments which will be carried out to obtain the gains.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

11.2. Monitoring changes and projections disclosed

The Company issued guidance of synergies for 2013 that is related to the merger between BRF and Sadia, amounting R$ 1 billion, considering gains in costs of production and expenses. Synergies will be incorporated gradually to the Company and has been occurring since 2011, with R$ 678 million of net synergies in 2012.

BRF projects a growth of 10 to 12% of net sales in 2013, with an investment in Capex set at R$ 2 billion, including in this amount R$ 500 million investment in biological assets.

The Company hasn’t projected guidances for net revenues and Capex in 2012.

2012

The year will go down in the annals of BRF as the one in which we implemented one of the most complex mergers anywhere in the world - that between Perdigão and Sadia - with the Company embarking on a new cycle. During the year, we complied in full with the agreement signed with the Administrative Council for Economic Defense (Cade), the Brazilian anti-trust authority, selling off plants, brands and distribution centers as well as temporarily suspending the use of the Perdigão brand for some product categories. We successfully ended the year by completing the merger process, including the incorporation of Sadia.

In the business field, we were faced with an international economic crisis and an unprecedented spike in costs on the back of highly volatile and rising grain prices, characterizing one of the most difficult years for the world animal protein segment.

But despite the transfer of assets and the suspension of brands representing about a third of our sales volume to the domestic market, we successfully increased consolidated net sales by 10.9% to R$ 28.5 billion. Adjusted EBITDA reached R$ 2.7 billion, and EBITDA reached R$2.3 billion, while net income totaled R$813.2 million, a negative variation of 40.5% over the preceding year. It should be pointed out that in the second half of 2012 following the agreement with CADE, domestic market sales rose 50% on the same comparative basis.

This result is a reflection of extremely arduous and consistent work on a process which involved the Company in the implementation of two agendas in parallel: the daily operational routine together with the commitments surrounding the execution of the merger. The result proved a reaffirmation of the capacity of the Company to plan as a critical element in its success and one of its competitive advantages. Since the announcement of the merger, we have reached an average of 30.2% per year in Total Shareholder Return with our market capitalization standing at R$ 36.8 billion, BRF ranking as the 7th largest food company in the world.

We experienced a particularly challenging period, executing several hundred projects during the year, this involving the adjustment of plants for the production of product lines displaced due to the transfer of units, new distribution centers and the redesign of the logistics network. At the same time, we continued to focus on innovation, launching more than 454 products, underscoring our presence in the market and receiving the recognition of Forbes magazine as one of the hundred most innovative companies in the world.

Emphasis was also given to our internationalization plan, most notably the start on construction of the Abu Dhabi plant to be concluded in 2013. We also consolidated the acquisitions made in Argentina with the merger of three companies, the purchase of the distributor, Federal Foods in the Middle East and the initiation of operations in China through the Dah Chong Hong Limited joint venture. We continue alert to opportunities for strategic acquisitions overseas so that we can evolve towards having our own local activities on the ground rather than being represented through the intermediary of exports only. The efforts to expand internationally have contributed – together with those made in the direction of ramping up organic growth in Brazil – towards building the BRF of our dreams, a world class company with unequaled competitiveness.

We reiterate our commitment to sustainability, increasingly part of our culture and our brands, and to progress in all the facets of the business. As a result, we have improved occupational safety indicators with a reduction of 35.6% in accidents involving time off work compared with 2011. Since the inception of the Health, Safety and Environmental Program (SSMA) in 2008, the Company has successfully reduced this accident rate by 77.1%.

Underlying this progress is an important cultural change: the individual attitude of our more than 114 thousand employees which make the difference in terms of safety, health and preservation of the environment. We provide employment in the places where people live: 80% of our employees are located in the interior of the country – in addition to the approximately 20 thousand integrated outgrowers with whom we have supply contracts. In this way, BRF brings economic and social development to small municipalities and helps maintain the population rooted in the countryside.

Our values are aligned to the ten principles of the United Nations Global Compact. We are active on all operating fronts in conjunction with clients, employees, suppliers, government and society for ensuring respect for human and labor rights, protection for the environment and combating corruption. These values are immutable, forming the bedrock of our business and underscoring our ambitions for growth.

With the merger now consolidated, we have intensified the focus on the performance of assets through the increase in productivity and efficiency. We are reiterating our objective of being one of the largest food companies in the world, admired for its brand names, its innovative initiatives and its results, capable of maintaining and expanding its position of market leadership.

To register this moment, we have adopted a new corporate brand with a new look, highlighting the building of a single company, which has energy, is a protagonist, cultivates relationships and dialog with the world. Our new corporate brand underscores our vocation for bringing lives together.

In terms of business, the outlook for 2013 is extremely positive.

During the course of the second semester, we undertook some important adjustments to ensure compatibility between the operations and the new reality of costs for the segment. We shall also focus on the synergies to be captured and take full advantage of market opportunities, especially in the sphere of exports which are already showing a gradual and promising recovery and providing the basis for improving margins.

Deliveries in 2012 together with those we are preparing for 2013 are absolutely aligned with the BRF-15 strategic plan which is focused on internationalization and the enhancement of the value chain.

Finally, we would especially like to thank the unceasing support of our shareholders – instrumental in achieving our strategic objectives – and register our recognition of the effort and competence of our teams in generating results, with the creation of sustainable value for all stakeholders.

We are prepared to meet new challenges, identifying the role of each business segment, each product category and each brand. Our strategic focus is a long-term one and we have already begun to discuss our operation in the next decade in a process for outlining a vision of BRF in 2020.

2011

The year of 2011 is one to be commemorated for its intense activity, challenges and many important achievements – part of the process of building a major company born from the merger of two companies with a track record of more than 70 years.

With the approval of the merger between BRF and Sadia by the Administrative Council for Economic Defense (CADE) in July, we have advanced in the direction of building a solid Brazilian multinational in the food sector - cause for satisfaction and pride among our entire team.

In 2011, we were confronted with a hostile scenario in the export market with the deceleration in several of the world economies and the continual appreciation of the Real. Our costs also came under pressure as a result of the rise in commodity prices and an increase in payroll above inflation. However, it was exactly in this inclement environment that we succeeded in ending the year with excellent results given the momentum, clear evidence of the Company’s major potential going forward and this in spite of the delay during a part of the year before receiving the final report on the merger from the anti-trust authorities.

Net sales amounted to R$ 25.7 billion, 13.3% greater than in 2010, closing 2011 with an output equivalent to 6.2 million tons of products. Cash generation expressed as EBITDA grew 23.1%, reaching R$ 3.2 billion. Net income reported year-on-year growth of 97% reaching R$1.6 billion adjusted for a provision for the incorporation of Sadia S.A., scheduled to take place in 2012. These results have been made possible thanks to the capture of synergies from the merger, swift remedial action in the face of cost increases, the penetration of our brands and our widely dispersed distribution network in the domestic market.

We continue to invest heavily in Brazil and to move forward with our internationalization through selective acquisitions and the construction of a plant overseas. Out of investments of R$ 1.9 billion during the year, we allocated R$ 260.2 million to new businesses, including acquisitions.

We see great potential in the Argentine market and its vocation for agribusiness and for this reason, have expanded our operation in Argentina through the intermediary of the BRF unit. This will be in addition to the existing Sadia businesses and the two acquisitions made during the year, Avex and the Dánica Group. We will also absorb the processed division of Quickfood and with it, the Paty brand (absolute leader in its category) to be received from Marfrig in exchange for the assets which we shall transfer during 2012 as part of the agreement signed with CADE.

During the year, we took the decision to build a processed products plant in the United Arab Emirates, a region strategic to our internationalization process. Forecast to be unveiled in early 2013, this unit will be important in consolidating the Company’s share of the Halal-related products market. Local production capacity will allow us to offer flexibility and adapt our products to regional and cultural demands and also expand the food service and retail portfolio enabling closer proximity to the region’s consumers.

The Company is also expanding its horizons in Asia. In addition to opening a sales office in China, we have constituted a joint venture with Dah Chong Hong Limited. This operation will allow us to distribute our products in the Chinese market, process meat at local units, disseminate the Sadia brand and enter the retail and food channels. There are also plans before the end of 2013, to build a plant in China.

From the point of view of organizing our operations, the year was particularly notable for the unification and modernization of IT systems (SAP). We have also standardized processes and implemented a structure to monitor projects/synergies (PMO), which has permitted us to make advances in the merger process and to effectively operate as a single company with all that this represents in the administrative, commercial, manufacturing, human and behavioral areas. We have made progress in the capture of synergies post merger, achieving a gross gain of R$ 702 million in 2011 (R$ 562 million of net synergies before tax and participations) in a period in which we were still operating with the companies on only a partially unified basis.

New challenges lie ahead, inherent to the current stage of our business and arising from a macroeconomic scenario which remains volatile, principally in the overseas market. However, in the domestic market we see a positive outlook both in the traditional retailing area as well as in the food service business, notwithstanding the first half of 2012, when we expect to see continued adaptations due to the implementation of the Performance Commitment Agreement with CADE.

In parallel, we will continue to pursue projects which seek to capture synergies and efficiency gains while investing substantially in improvements to the commercial, logistics and innovation areas.

We will be working on this in juxtaposition with the formation of the new Company’s internal culture which also involves the integration of customs, values and credos of the countries where we are developing new businesses.

Again, we are developing our commitment to building a better society, implementing at all stages of the production chain the mission to promote sustainability and improve the relationship with our stakeholders. It is in this spirit that we are developing actions of socio-environmental responsibility notably in the form of control of emissions, reduced water consumption and an enhanced relationship with the communities surrounding our operations.

Our commitment is to local development based on initiatives identified and conducted jointly with community representatives.

Such initiatives are in alignment with the principles of the Global Compact, to which the Company subscribes, in relation to human rights, labor rights, the environment and combating corruption. The Company has improved the opening of the segments in which it operates segregating those for the domestic market, export market, food service and dairy products in line with its governance policy, the objective of which is transparency of the businesses and accountability in the rendering of corporate information.

Results to date show that we are on the right track and prepared to overcome the challenges that we will certainly face if we are to achieve our ambitions. In pursuit of these conquests, we are counting on a team driven by a commitment to the Company and guided by the ethical convictions which are enshrined in our organizational culture. These are characteristics which make the difference in scaling even greater heights in the global food market.

2010

The performance of BRF was marked by consistent advances during 2010 and characterized by efficiency, scale gains and profitability in both domestic and overseas markets. As a consequence, we have been able to report an unprecedented result for a Brazilian food company: its ranking as the third largest exporter in the country with overseas sales of R$ 9.2 billion. This position shows that we are making good on the commitments we assumed at the time the association between Perdigão and Sadia was announced in 2009 for creating a company able to compete globally and recognized for the value of its brands and the quality of its products.

Our sales volume grew 7% to 5.7 million tons. We posted net sales of R$ 22.7 billion, 8.3% up on 2009. Cash generation according to the EBITDA concept reached R$ 2.6 billion and net income, R$ 804 million, a year on year improvement on a pro-forma basis of 126% and 125%, respectively. EBITDA margin was 11.6%, restoring the Company’s historic levels of profitability and this in spite of currency appreciation and spiraling commodity prices in the second half of 2010.

Despite the year being a period of transition while we await authorization to conclude the merger, we continued to invest, allocating R$ 1.1 billion to the expansion and modernization of productive capacity and to efficiency programs in all areas. Such a decision is indicative of the Company’s soundness, commitment to our stakeholders and to the execution of our growth plans for both domestic and international markets. Our net debt to EBITDA ratio fell from 3.6 to 1.4 times given better operating cash generation and substantial optimization of investments. A successful bond issue conducted during the year was instrumental in raising R$ 750 million, at the same time extending the debt maturity profile from an average of two to three years.

An important part of our success is contingent on getting closer to our clients and consumers and improving logistics systems, distribution, development and product innovation.

We monitor the dynamic of the markets and adjust our portfolio of products and services to the specific needs of each segment of consumption or region of the country and the world. To grow and continue to be market leaders, we shall invest in customized solutions which add greater value and services, provide support to our clients in their day to day activities and maintain an open relationship channel. In this context, we have also established the long-term internationalization project focused on higher added value products and distribution in the principal regions where we operate.

The expansion of the operations strengthens an important vocation and strategy of the Company - the creation of jobs and income in small and medium-size municipalities throughout Brazil. In this context, the principal inputs and raw materials we use – grains, hogs, poultry, beef cattle and milk – are all acquired from local producers. We ended the year with more than 113 thousand employees, ranking us among the five largest employers in Brazil.

We are also conscious that the impact of our projects percolates down through the entire community by encouraging the constitution of new companies, services, projects for infrastructure, healthcare and education.

Going forward, we face the challenge of building a global culture, counting on a team of talented and multifunctional people, alert to the cultural plurality of our customers and equipped to find solutions that meet their particular needs. We are conscious that this situation requires constant efforts in training, upgrading of skills and attracting professionals to help us expand our business.

We also want to be recognized for our initiatives in protecting and preserving the environment. Our Sustainable Hog Farming System which supports and finances the construction of biodigestors on the properties of integrated outgrowers, received United Nations certification allowing the Company to trade carbon credits and has been recognized as a successful example of sustainability in rural production. On the same theme of sustainability, we also have a particular concern with water. Vital to the food industry, it will become an important competitive element and key advantage going forward. Given the seriousness of this theme, we dedicate constant vigilance in the preservation, economy and reuse of this natural resource.

The combination of these initiatives makes BRF one of the companies which inspires the greatest confidence among investors and shareholders - this translating into recognition by the capital markets of the excellence of our corporate governance practices. In a year when the Ibovespa stock index rose 1%, we recorded a growth of 21% in market capitalization. Over the past ten years, we have provided an annual average return of 31% to our shareholders, a differential which makes the Company one of the most attractive investment options.

In 2010, we took some important steps towards the formation of one of the largest companies in Brazil. We have been tireless in the task of identifying best practices and in the definition of a new command structure for the Company, drawing equally on manpower from Perdigão and Sadia as well as hiring from the market. The knowledge which has been accumulated in this process has been invaluable in allowing us to prepare a long-term plan which will drive BRF’s growth through 2015, with a focus on adding value to the business.

Our assumptions for 2011 contemplate growth in our leading markets and the incorporation of the synergies expected to follow from the integration of the businesses with Sadia in alignment to the 2011-2015 strategic plan. Based on the macroeconomic outlook, we are forecasting growth of between 10% to 12% in net revenues and investments between R$ 1.2 and R$ 1.4 billion in Capex and R$ 400 million in replacement of breeder stock.

We shall need the approval of the Administrative Council for Economic Defense - CADE if we are to execute these plans and fully achieve the growth objectives to which we committed at the time of the association of the two companies.

The Company has been doing its part in supplying all the analyses and information required of us by the anti-trust authorities and we are hopeful that the organ will announce its decision on the merger shortly.

We are conducting one of the largest mergers in the food industry anywhere in the world.

Although working under some operating constraints, we can be proud of the progress and the results that have been achieved in 2010. We are convinced that this merger is pro-competition. The results attained up to the present time show the relevance of the Company to all our stakeholders – shareholders, clients, consumers, employees, partners, communities, government and society.

We are at a unique and special moment, one in which efforts are focused on the consolidation of a company with a vocation and culture for performing the role of global leader in the food business.

12. GENERAL MEETING AND MANAGEMENT

12.1. Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)    To take action with respect to stock dividends and any stock split and reverse stock split;

2)    To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)    To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)    To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5)    To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)    To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

                The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)      To direct the conduct of the business of the Corporation;

2)      To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)      To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)      To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)      To approve the management report and the accounts of the Board of Executive Officers;

6)      To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)      To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)      To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)      To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)   To choose and replace independent auditors proposed by the Fiscal Council;

11)   To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)   To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)   To take action on the issuance of any commercial paper and other similar securities;

14)   To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)   To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)   To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)   To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)   To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)   To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)   To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)   To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)        To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)        To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)        To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)        To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)        To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)        To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)        To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)        To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)        To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)     To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)     To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)     To establish the dividend payment policy;

13)     To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)    To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)    To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)    To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)    To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)    To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

                The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)    any ownership interests in and/or other securities of any companies;

b)   real properties of any value and any fixed assets.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees

Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.

Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are assessed individually, only. Absence of a formal instrument for evaluating performance of the agency, in a joint.

Mechanisms for evaluating performance of members of the board, committees and board of directors

The Company's executive officers are evaluated annually, and established the beginning of each exercise individual goals for the expected performance of the respective area and the Company.

Members of the Board of Directors and the committees do not have a formal assessment tool of individual performance.

12.2. Rules, policies and practices related to the general meetings

a. call notices

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

b. matters to vote

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

The documents referred to herein are available for the shareholders at the BRF – website (www.brf-br.com/ir). Copy of such material is also available at the websites of the Brazilian Security and Exchange Commission (www.cvm.gov.br) and the Stock Exchange of São Paulo (www.bmfbovespa.com.br), from the date hereof. The shareholders intending to consult and check the documents at the head offices of the Company must schedule a date and time with the department of Investor Relations (Telephones +55 (11) 2322-5052 / 5061 / 5048 / 5050 / 5049 / 5051 / 5037).

d. identification and management of conflict of interests

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

e. request of proxy by management for the exercise of the voting right

The Company conducts public claim of attorney at the time of submission of its Ordinary and Extraordinary General Shareholders Meeting Manual, which contains instructions for participation in the Shareholders’ Meeting (E/OGSM), and the power of attorney. Thus, investors can ensure participation in the Meetings and if they wish, vote for, against or abstain from voting on matters to be deliberated.

f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

Legitimization and representation of shareholders at the general meetings

Shareholders

Individual Shareholder

▪   ID Card with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪   Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪   Identification Document from the legal representative(s) with picture;

▪   Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪   In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪   Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADRs

ADRs holders will be represented by The Bank of New York Mellon, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – S.A.

In the last Meeting was held, BRF had the participation of over 81.18% of its shareholders, a great number, considering their diffuse control. In all Shareholders’ Meetings, the Company informs its shareholders and legal representatives about the availability of a power of attorney and provides a link to your website.

Online Meetings - electronic voting tool. Investors are advised by the Brazilian Securities Commission (CVM), sending e-mail to the registered shareholders, newspapers and websites. The BRF emphasizes in its documents the availability of a power of attorney and notes that the IR area is available for possible guidance on the proxies.

Address for delivery of documents or for communication with the Company Investor Relations – Rua Hungria, 1.400, 01455-000, São Paulo – SP - Phone: 55 11 2322 5052 / Fax: 55 11 2322 5747 / E-mail: acoes@brf-br.com / www.brf-br.com/ir

g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

The Company has a website hosted on the worldwide computer network through which it receives feedback from shareholders, including on the agendas of meetings. Following address: www.brf-br.com/ir

h. live and/or audio transmission of the meetings

The Shareholders’ Meetings, are broadcasted via streaming video system, open to investors who preferred to participate in this way.

i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Shareholders’ Meeting may only discuss matters listed on the agenda of the relevant notice of summons, with the exceptions provided for in the Corporations Law.

However, investors have a channel of communication with management, through the investor relations website: www.brf-br.com/ir, where investors can enter their proposals to be evaluated.

12.3. Dates and newspapers for publication

Fiscal Year	Document	Newspaper - Estate	Dates
12/31/2012	Financial Statements	Diário Catarinense - SC	03/05/2013
		Diário Oficial do Estado - SC	03/06/2013
		Valor Econômico - SP	03/05/2013
	Convocation Notice of Shareholders General Meeting	Diário Catarinense - SC	03/05/2013
		Diário Oficial do Estado - SC	03/05/2013
03/06/2013 03/07/2013
		Valor Econômico- SP	03/05/2013
03/06/2013
03/07/2013
	Minutes of the General Shareholders Meeting	Diário Catarinense – SC	04/017/2013
		Diário Oficial do Estado - SC	04/17/2013
		Valor Econômico- SP	04/17/2013
12/31/2011	Financial Statements	Destaque Catarinense - SC	03/23/2012
		Diário Oficial do Estado - SC	03/26/2012
	Convocation Notice of Shareholders General Meeting	Destaque Catarinense - SC	03/28/2012
		Diário Catarinense – SC	03/26/2012
03/27/2012
		Diário Oficial do Estado - SC	03/26/2012
03/27/2012
		Valor Econômico- SP	03/26/2012
03/27/2012
03/28/2012
	Minutes of the General Shareholders Meeting	Diário Catarinense – SC	04/26/2012
		Diário Oficial do Estado - SC	04/26/2012
		Valor Econômico- SP	03/23/2012
04/26/2012
12/31/2010	Financial Statements	Diário Oficial do Estado - SC	3/28/2011
		Valor Econômico - SP	3/25/2011
	Convocation Notice of Shareholders General Meeting	Diário Catarinense - SC	3/28/2011
3/29/2011
3/30/2011
		Diário Oficial do Estado – SC	3/28/2011
3/29/2011
3/30/2011
		Valor Econômico - SP	3/25/2011
3/28/2011
3/29/2011
	Minutes of the General Shareholders Meeting	Diário Catarinense - SC	5/27/2011
		Diário Oficial do Estado - SC	5/27/2011
		Valor Econômico - SP	5/27/2011

12.4. Rules, policies and practices about the board of directors

a. frequency of meetings

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

c. rules for identification and management of conflicts of interest

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.5. Description of the commitment clause to settle disputes through arbitration

According to section 44 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.6 to 12.10

Fiscal Council/Audit Committee

Agenor Azevedo dos Santos

57 years, Account, security number 383.239.407-97, Alternate Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Mr. dos Santos does not occupy other functions at BRF. Mr. dos Santos was not elected by a controlling shareholder.

Professional experiences:

Accountant and Business Administrator. Mr. Santos is a member of our Supervisory Board alternate. Accounting manager of the Foundation for Assistance and Social Welfare of BNDES - FAPES. (Alternate member Independent)

Attilio Guaspari

66 years, engineer, security number 610.204.868/72, Member of the Fiscal Council / Audit Committee, elected at the Shareholders’ Meeting of April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Mr. Guaspari does not occupy other functions at BRF. Mr. Guaspari was not elected by a controlling shareholder. (Independent member)

Professional experiences:

He is an Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF and the Audit Committee of the BNDES. (Financial specialist and Independent member)

Decio Magno Andrade Stochiero

48 years, business administrator, security number 279.497.881-00, post graduated in Asset Valuation and Investment Portfolios at USP/FEA, Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting of April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Corporate Planning and Control in Sistel Social Security since 2002. Tax Advisor certified by the Brazilian Institute of Corporate Governance - IBGC. Mr. Stochiero does not occupy other functions at BRF. Mr. Stochiero was appointed by Sistel.

Professional experiences:

Majored in Business Administrator and MBA in Rating Asset Investment Portfolios and the University of Sao Paulo. Mr. Decio has a long career in Sistel. He is currently Manager of Corporate Planning and Control, on the Board of Directors of the Bonaire Participações SA and Member of the National Technical Governance By ABRAPP.

Paola Rocha Ferreira

33 years, chemical engineer, security number 081.786.107/60, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014.

Professional experiences:

Chemical Engineer with an MBA in Finance from Fundacao Dom Cabral and Master in Finance IBMEC. It Analyst Planning and Production Control Roche, and soon after, Resource Management Analyst at Banco Santander. Currently working in the area of Financial Planning Planning of Companhia Vale do Rio Doce.

Susana Hanna Stiphan Jabra

54 years, economist, security number 037.148.408-18, Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Ms. Jabra does not occupy other functions at BRF. Ms. Susana was appointed by the Fundação Petrobrás de Seguridade Social – Petros.

Professional experiences:

Graduated in Economics with Specialization Course in Financial Administration. She has worked for more than 30 years in large and middle market companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS. She was effective member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A.. Ms. Jabra is member of Fiscal Council of BRF anda JSL Logistics. (Independent member)

Tarcísio Luiz Silva Fontenele

48 years, lawyer, security number 265.672.021-49, Alternate Member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Mr. Fontenele does not occupy other functions at BRF. Mr. Fontenele was appointed by Sistel.

Professional experiences:

Law degree and Post Graduate in Civil Procedural Law. Was General Director of Counsel of Americel SA - Cellular Telephone Company. Were Fiscal Director at Embratel Participacoes S.A. and Tele Nordeste Celular Participacoes S.A. and Controller Director at Fiscal Santos Brazil S.A. - Container Port Company. He is a member of the National Commission's Legal ABRAPP - Brazilian Association of Private Pension Closed. Currently holds the position of Legal Manager at Sistel. Alternate Tax Counsel is of Embraer since March 2001.

Board of Directors

Abilio dos Santos Diniz

76 years, Business Administrator, CPF 001.454.918-20, nominated for Presidency of the Board for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Abilio never exercised any office in the BRF. Mr. Diniz was not indicated by a controller. (Independent member).

Professional experiences:

He graduated in Business Administration from the Getulio Vargas Foundation and was attended Columbia University in New York and the University of Dayton in Ohio. His professional career was entirely devoted to Grupo Pao de Acucar, since the first activities as a sales manager, to the position he currently holds. As Executive Chairman, he was responsible for implementing the policies of corporate governance and professionalization of the Group. He is a member of the Board of Groupe Casino. Mr. Abilio Diniz was one of the founders of the Paulista Association of Supermarkets (APAS) and ABRAS. It was also, for about 10 years, member of the Brazilian National Monetary Council. Member of the Economic and Social Development of the Federal Government. (independent member)

Carlos Fernando Costa

46 years old, Mathematician, security number 069.034.738-31, alternate member of the board of directors, elected at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Mr. Fernando does not occupy other functions at BRF. Mr. Fernando was appointed by Fundação Petrobrás de Seguridade Social - Petros.

Professional experiences:

Graduated in Math, with specialization in Financial Management from the Methodist University of São Paulo and Administration from the University Iberoamericana, Mr. Carlos is CFO and Investment and Executive Manager Investment Planning and Market Operations of Petrobras Social Security Foundation - Petros. Has participation in various committees of Petros, and Coordinator of the Technical Committee of the National Investment Abrapp. Mr. Carlos also has great experience in the Board of Directors.

Daniel Arduini Cavalcante Arruda

34, business manager, CPF 288.006.148-25, indicated as an alternate member of the Board of Directors for election at the AGM / EGM April 9, 2013, to serve until the AGM / EGM of 2015. No other positions held in the BRF. Mr. Arruda was indicated by Tarpon Investimentos. (Alternate member independent).

Professional experiences:

Business Administrator formed by Fundação Armando Álvares Penteado of Sao Paulo (FAAP). He joined Tarpon Investimentos in 2006 and is currently the coordinator of the investment team scholarship. Mr. Alvarez is a member of the Board of Celesc, Omega Energy and Springs Global. (Alternate member Independent)

Decio da Silva

56 year old Mechanical Engineer and Business Administrator, CPF 344.079.289-72, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally owns the office of member of the Governance Committee, Sustainability and Strategy. Mr. Decio was not indicated by a controller. (Independent member).

Professional experiences:

Mechanical Engineer with a postgraduate degree in Business Administration. Was CEO, production manager, regional director and head of sales companies Weg. He is currently Chairman of the board of directors of companies Weg, Oxford Porcelanas SA and Member of the Board of Directors of BRF - Brazil Foods SA, Iochpe-Maxion SA, TECSIS Technology and Advanced Systems SA and Tiger - Pipes and Fittings. (Independent member)

Eduardo Fontana d’Avila

59, Civil Engineer, CPF 947648328-87, appointed as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. No other positions held in the BRF. Mr. Eduardo was not indicated by a controller. (Alternate member independent).

Professional experiences:

Civil Engineer, graduated at Mackenzie University and Postgraduate in Business Administration at Fundação Getúlio Vargas. Vice President of Board of Directors of Sadia S.A. Develop his carrier at Sadia, since February of 1977, always directed for production activities. Mr. D Ávila is member of Board of Diretor of Cremer S.A. (Alternate Independent member)

Eduardo Pongracz Rossi

41, Business Administrator, CPF 162.864.248-30, appointed as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. No other positions held in the BRF. Mr. Eduardo was not indicated by a controller. (Alternate member independent).

Professional experiences:

Business Administration from Fundação Getúlio Vargas and Master with honors from Columbia University in New York. Founding partner of Aria Consulting LTD, through which performed the following activities: Responsible for financial strategy Ricardo Brennand Group and the controlling family of the same from 2004 to 2010. Besides investments, was responsible for risk management, and long-term planning group. Since April 2010, responsible for the strategic management of the Peninsula and the business of the controlling family. Responsible for the structuring and implementation of global investments, including stakes relevant. Management of real estate assets in the group, tax planning, family governance and corporate. Advises shareholders in major strategic decisions of the group. Member of the board of the NGO Child Safe and Institute Peninsula. (alternate member Independent)

Fernando Shayer

39, Lawyer and Economist, CPF 066.182.178-14, appointed as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Fernando never pursued a position at BRF. Mr. Shayer was indicated by Tarpon Investimentos. (Alternate member independent).

Professional experiences:

Economics from the University of São Paulo (USP) and in Law from the Pontifical Catholic University of São Paulo (PUC), as well as a Master of Laws (LL.M) from Columbia University in New York. Mr. Fernando is responsible for deal structuring and monitoring of investee companies, also doing part of the Investment Committee at Tarpon. Previously, he was a partner at the law firm Machado, Meyer, and Sendacz Opice Lawyers. It was an international lawyer in Skadden, Arps, Slate, Meagher and Flom LLP in New York, and Banco CCF in Brazil. Exerts adviser in business administration Omega Renewable Energy SA, the Company and Acqua Rosa Morena Clothing Industry and Trade SA (alternate member Independent).

Helena Kerr do Amaral

56, Business Administrator, CPF 036.221.618-50, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Ms. Kerr has never exercised positions at BRF. Ms. Helena was nominated by Petros - Petrobras Social Security Foundation.

Professional experiences:

Graduated in Business Administration, Master in Public Administration and Urban Planning at the Fundação Getúlio Vargas, a specialist in Human Resource Management in Human Resources Agency of the Japanese Government and Public Sector Economics at George Washington University, PhD in Economics , Institute of Economics, State University of Campinas. Executive Manager of Strategic Planning Petros. Managing public for 33 years, he held senior management positions at the municipal, state and federal government. He is a member of the Board of Directors of CPFL Energia. He was a member of the Board of Directors of AES Eletropaulo, the joint administration of the Special Agency for Industrial Financing - FINAME / BNDES, FINEP's Board of Directors and the Board of Directors of CTEEP.

Heloisa Helena Silva de Oliveira

57, Economist, CPF 356.627.517-49, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Ms. Paige is a member of the Board and the Governance Committee, Sustainability Strategy and BRF. Mrs. Heloisa was indicated by PREVI - Employees Pension Fund of the Bank of Brazil. (Alternate member independent).

Professional experiences:

Economist with specialization in Corporate Governance at the University of São Paulo. He began his career at the Bank of Brazil to reach the position of Executive Director at the Directorate of Government. Statutory was Director of Banco Popular in Brazil - a subsidiary of the Bank of Brazil, was President of the Bank of Brazil Foundation and currently CEO of Abrinq - Save the Children. He has extensive experience on boards of directors and Tax. (Alternate member)

José Carlos Reis de Magalhães Neto

34, Business Administrator, CPF 286951128-02, appointed as a member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. He is a member of the Governance Committee, Sustainability Strategy and BRF. Mr. Joseph was nominated by Tarpon Investimentos. (Independent member).

Professional experiences:

He graduated in Business Administration from Fundação Getúlio Vargas. He is founder and Chairman Board of Tarpon. Moreover, José Carlos serves on the Board of BRF and Acqua Cia. He is also director of investments in subsidiary Tarpon Management Resources SA Previously, José Carlos was a portfolio manager at Equity Bank / Salomon Brothers, he worked as an associate at JP Morgan / Chase and as an analyst at GP Investments. (Independent member).

Luis Carlos Fernandes Afonso

51, Economist, CPF 301.479.484-87, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Member of the Finance Committee and Policy and Risk. Mr. Luis was appointed by Petros - Petrobras Social Security Foundation.

Professional experiences:

Economist, master’s degree in Economics and a postgraduate degree in environmental and economic development.  He is the current President of Fundação Petrobras de Seguridade Social – Petros. Director of Bonaire Participações S.A. Board member of BRF S.A., Iguatemi and Romi.He was Finance Secretary for the city governments of São Paulo, Campinas and Santo André, and is currently Finance and Investment Director of Petros (Petrobras pension fund). He is a member of the Board of Directors of BRF S.A.

Luiz Fernando Furlan

66 years old, Chemical Engineer and Business Administrator, CPF 019489978-00, Appointed to the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He was Co-Chairman of the Board of Directors of BRF between 2009 and 2011. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Member of the Finance Committee and Policy and Risk. Mr. Furlan was not indicated by a controller. (Independent member).

Professional experiences:

Graduated in Chemical Engineering and Business Administration, with specialization in Financial Management. He was Minister for Development, Industry and Foreign Trade in the federal government from 2003 to 2007. At Sadia, he was Chairman of the Board of Directors from 1993 to 2002, having previously held the position of Investor Relations Officer, Executive Vice President and Vice Chairman of the Board of Directors. In 2008, he resumed his post as Chairman of the Board of Sadia until 2009, when he was elected Co-Chairman of the Board of Directors of BRF S.A. from 2009 to 2011. He currently sits on the boards of Telefônica S.A. (Spain),Telefonica-Vivo S/A (Brazil), AGCO (US), Amil (Brazil) as well as being a member of the Global Advisory Board of Panasonic (Japan) and the International Advisory Board of Walmart (US).

Manoel Cordeiro Silva Filho

59, Business Administrator, CPF 253.571.747-68, appointed as member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Coordinator of the Finance Committee and Policy and Risk. The Manoel was not indicated by a controller. (Independent member).

Professional experiences:

He is a graduate in Business Administration and has a postgraduate degree in Economic Engineering and an MBA in Finance. He was Investment and Finance Director at Fundação Vale do Rio Doce de Seguridade Social-VALIA (Vale pension fund) and Coordinator of the National Investments Committee -ABRAPP. He is a member of the Board of Directors of BRF S.A. (Independent member)

Manuela Cristina Lemos Marçal

39 years, economist, security number 070.977.207/60, Alternate member of the Fiscal Council / Audit Committee, elected at Shareholders’ Meeting of April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Ms. Manuela does not occupy other functions at BRF. Ms. Manuela was appointed by the Fundação Petrobrás de Seguridade Social – Petros.

Professional experiences:

Economist at the Federal University of Rio de Janeiro, with a postgraduate degree in Corporate Finance and Capital Markets. Was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions in Petros. It also has experience in the Investment Committees.

Mauro Jose Periotto

61, Lawyer and Accountant, CPF 143798489-49, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Periotto never pursued a position at BRF. Mr. Mauro was appointed by PREVI - Employees Pension Fund of the Bank of Brazil.

Professional experiences:

Graduated in Law from the Dom Bosco Catholic University and an MBA in Audit USP FIPECAFI. Extensive experience in the financial market, operating for twenty-nine years in people management, business services and logistics, and deployment of operating systems, development and corporate training and internal audit in various regions of the country. Four years of work in the accounting department, the conduct of its own services and control tax and labor. Strategic vision, developed capacity of analysis, decision-making posture and negotiation skills. (Alternate member Independent)

Maurício da Rocha Wanderley

59, Economist, CPF 947648408-04, indicated as an alternate member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. It is an alternate member of the Board since April 30, 2009. No other positions held in the BRF. Mr. Mauricio was not indicated by a controller. (Alternate member independent).

Professional experiences:

An economist with an MBA for Executives in Finance IBMEC. 16 years of experience in the area of capital markets, investment analysis, business valuation, business opportunities, evaluating market risk and credit investments. Acts with the Board of Directors of the companies: Grant Metroviária of Rio de Janeiro SA (Metro Rio); Marlin Holdings SA; Rent Equipment Oil Company. (Alternate Independent member)

Paulo Assunção de Sousa

59, Lawyer, CPF 588584748-72, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Sousa is currently Vice Chairman of the Board of Directors and member of the Personnel Committee of the BRF. Mr. Paul was appointed by PREVI - Employees Pension Fund of the Bank of Brazil.

Professional experiences:

Bachelor of Laws from the University of São Paulo. Director of Administration PREVI-Welfare Fund for Employees of Banco do Brazil since 2010. Former President of Brasilcap-Capitalization SA and Ex-Director of Bank Workers Union of São Paulo. Mr. Paul also has extensive experience on boards of directors of several companies, including the Bank of Brazil, Usiminas and Neoenergia.

Pedro de Andrade Faria

37, Business Administrator, CPF 271782078-76, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. It's Coordinator of People Committee of BRF. Mr. Faria was indicated by Tarpon Investimentos. (Independent member).

Professional experiences:

Business Administration from Fundacao Getulio Vargas in São Paulo, and an MBA from the University of Chicago. Mr. Peter is a member of the Board of Directors of Tarpon. Additionally, he was elected as President and Director of Investor Relations at Tarpon. In addition, a member of the board of BRF, Cremer SA, Omega Renewable Energy SA, AGV Holding SA, Rosa Morena Clothing Industry and Trade SA, Cia Acqua, and Arezzo. Mr. Faria was CFO / IR of Brasilagro since its inception until February 2007. Before joining Tarpon, was associate director of the Homeland Investment, responsible for monitoring private equity portfolio. He also worked at Chase Manhattan Bank and Equity / Salomon Brothers. Pedro Faria has not suffered any kind of conviction. (Independent member)

Roberto Faldini

64, Business Administrator, CPF 070.206.438-68, appointed as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors of BRF on December 17, 2009, with a mandate until 29 April 2011. No other positions held in the BRF. Mr. Faldini was not indicated by a controller. (Independent member).

Professional experiences:

Business Administrator, graduating from EAESP – Fundação Getulio Vargas - FGV, with specialization in Advanced Management from the Fundação Dom Cabral and the INSEAD Business School, France; in Entrepreneurship from the Babson College; in Corporate Governance. He was Co-founder of the Brazilian Corporate Governance Institute - IBGC and an Associate Member of IBEF–Brazilian Institute of Financial Executives and the IEF–Family Company Institute. He was an Executive Officer, Shareholder and Member of the Board of Directors of Metal Leve S.A. and Chairman of the CVM–Brazilian Securities and Exchange Commission in 1992. (Alternate Independent member)

Sergio Ricardo Silva Rosa

53, Journalist, CPF 003580198-00, nominated as Vice Chairman of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Currently a member of the Board of Directors of America Latina Logistica S. A. Never has held senior at BRF. Mr. Sergio was nominated by PREVI - Employees Pension Fund of the Banco do Brasil.

Professional experiences:

Journalist graduated from the School of Communication and Arts at USP. Mr. Sergio chaired the Board of Directors of Companhia Vale SA between 2003 and 2010. In the same period, President of Valepar SA Litel and also held the Presidency of 521 Holdings, and was a member of the Board of Directors of Brazil Telecom SA was Investment Director of ABRAPP; member of the Economic and Social Development (CDES); Founder and Member of the Board of PRI (Principles for Responsible Investment Program, established by the UN). He served as Director of the Bank Employees Union, President of the National Confederation of Bank Treasury and Latin American Confederation of Bank Employees. Held mandate Alderman in the city of São Paulo between 1994 and 1996. He is currently a member of the Board of Directors of America Latina Logistica S.A. (Independent member)

Sergio Schwartz

51, Account, 383104659-04, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Schwartz has never exercised positions at BRF. Mr. Sergio was not indicated by a controller. (Alternate member independent).

Professional experiences:

Specialist and Managerial Accountant, with an MBA in Logistics entrepreneurs. Mr. Sergio has a career dedicated to Weg SA Group, is currently Vice President and CFO, having gone through several Boards. (Alternate member Independent)

Walter Fontana Filho

59, Economist, CPF 947.648.408-04, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. 's Committee Coordinator Best Practices BRF. Mr. Walter was not indicated by a controller. (Independent member).

Professional experiences:

Economist, with a post graduation degree in Economics with specialization in Marketing Administration from the FGV. Member of the Board of Directors of the newspaper ‘O Estado de São Paulo’ since 1999, Member of the Board of Directors of ALGAR - Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A.

Executive officers

José Antonio do Prado Fay

Chief Executive Officer. Mr. Fay studied Mechanical Engineering at the Universidade Federal do Rio de Janeiro (UFRJ), and received a postgraduate degree in industrial systems at COPPEAD – Universidade Federal do Rio de Janeiro (UFRJ) – Petrobrás. He became CEO at Perdigão in October 2008, having held the position of director-general for the Perdigão Business Unit.  He has held various posts at leading companies such as Petrobrás, the Bunge Group, Santista Alimentos, Batávia and Electrolux.

Leopoldo Viriato Saboya

Chief Financial, Administrative and Investor Relations Officer.  Mr. Saboya is an agricultural engineer with a Master's degree in Economics from Universidade de São Paulo (USP).  He has worked in Perdigão since 2001, over which time he has accumulated broad experience in strategic planning, corporate finance, investor relations, capital markets, mergers and acquisitions, project finance, budgeting, accounting and risk management.  He took over as the Company’s Chief Financial Officer in 2008.  Currently he is in charge of the following group areas: Treasure, Investor Relations, Accounting, Tax Planning, IT, Shared Service Center, Risk Management, Mergers and Acquisitions, and Strategic Planning.

Antonio Augusto de Toni

Export Market Executive Officer. Mr. Toni was manager and foreign trade director at Chapecó Food Company and executive director at Chapecó Trading S.A. at Perdigão. He took over as General Officer of the Perdix Business position in April 2007. He has a degree in Foreign Trade Administration from the Universidade do Vale do Rio dos Sinos with a specialization in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from the Faculdade de Economia, Administração e Contabilidade (FEA), da Universidade de São Paulo (USP).

Gilberto Antonio Orsato

 Human Resources Executive Officer.  Mr. Orsato graduated from Universidade do Oeste de Santa Catarina (UNOESC), with a specialization in Entrepreneurial Management.  He also received a degree in Business Management – STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo (USP). He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Ely David Mizrahi

Food Service Executive Officer.  Mr. Mizrahi is a former president and partner of the Miss Daisy Company and joined Sadia after acquired.  He has worked for nine years in the Marketing and Commercial departments, having been appointed to the current position in 2008.  He graduated from Fundação Armando Álvares Penteado (FAAP), specialist in Business Management – STC from the Fundação Dom Cabral and Kellogg Graduate School of Management.

Nelson Vas Hacklauer

Strategy and M&A Executive Officer.  Mr. Hacklauer worked at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer from 1989 to 1994.  He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck

Operations and Technology Executive Officer.  Mr. Mittanck studied Mechanical Engineer and specialized in Business Management – STC at Fundação Dom Cabral and Kellogg Graduate School of Management, and he also holds and an MBA from Universidade de São Paulo (USP).  He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Operations and Technology Executive Officer.

José Eduardo Cabral Mauro

Domestic Market Executive Officer.  Mr. Mauro graduated as a production engineer from Universidade de São Paulo (USP), and obtained a post-graduate degree from Harvard University.  Previously, he worked for 20 years at Unilever and three years at Wal-Mart.  He joined Sadia in 2009.

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer.  Mr. Neto is the Corporate Affairs Executive Officer.  Mr. Neto holds a master degree’s in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP). Since 2010, he is a member of the Board of the Brazilian Poultry Association (Associação Brasileira dos Produtores e Exportadores de Frangos), or “UBABEF,” and ABIPECS.  He has extensive experience in complex integration processes.

Luiz Henrique Lissoni

Supply Chain Executive Officer.  Mr. Luiz Lissoni holds a degree in Economics and an MBA in Business Management from the Universidade de São Paulo (USP).  Mr. Lissoni developed his career in the food sector, with a stint as chairman of the Group Gafor, multi-business conglomerate.  Stands out his passages by Coca-Cola, Campbell’s Food and Swift-Armour.

12.11. Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenditure borne by the administrators, as a result of damages caused to third parties or the issuer, penalties imposed by state agents, or agreements aimed at closing administrative or judicial proceedings, under the performance of their functions

The eventual reimbursement of expenses is covered by a Directors and Officers Liability insurance policy on the basis of a claim with notification up to the limit of US$ 35 million for BRF and all its subsidiaries, in accordance with the following coverage:

- The following are deemed to be insured: All officers, members of boards/councils, conditional on their exercising  management-related functions, and attorneys-in-fact duly vested in their functions, who have acted, are acting or may come to act as such;

- Indemnification due to administrative, arbitral or judicial  processes or proceedings (Civil or Criminal) due to act of omission inherent in their condition as administrator, with relation to questions of a tax, labor, social security, civil and criminal nature or of a consumer and anti-trust-related nature.

- Defense Costs (charges, fees, appeal bonds, defense when involving the imposition of fines against the insured party and of a environmental nature in which the insured party figures as the defendant or party defendant);

- Monetary convictions arising from judicial sentences with no right of appeal or final arbitration decisions ruled against the insured party;

-Judicial and extrajudicial agreements negotiated with the prior consent of, and in writing from the Insurer;

- New Subsidiaries (automatic coverage for new subsidiaries with assets less than 30% of the total assets of the Taker (Borrower)

12.12. Other relevant information

Board of Directors

Abilio Diniz (Chairman)

Company: Companhia Brasileira de Distribuição

Designation: Chairman

Company: Wikes Participações S.A.

Designation: Chairman

Eduardo Rossi (alternate)

Company: Ária Consultoria Ltda.

Designation: Co-founder

Sergio Rosa (Vice Chairman)

Company: Vale S.A.

Designation: Chairman

Company: Valepar S.A.

Designation: Chairman

Company: Brasilprev Seguros e Previdência

Designation: Chairman

Company: FENAPREVI

Designation: Vice Chairman

Company: Brasil Telecom S.A.

Designation: Member of the Board of Directors

Heloisa Helena Silvia de Oliveira (alternate)

Company: Fundação ABRINq

Designation: Administrative Executive

Company: Instituto Desiderata

Designation: Member of Directive Council

Paulo Assunção de Souza (Member of the Board of Directors)

Company: BRF S.A.

Designation: Vice Chairman

Company: Neoenergia S.A.

Designation: Member of the Board of Directors

Company: Brasilcap Capitalização S.A.

Designation: CEO

Mauro José Periotto (alternate)

Company: Banco do Brasil S.A.

Designation: Administration Manager

Carlos Fernando Costa (Member of the Board of Directors)

Company: Fundação Petrobrás de Seguridade Social

Designation: Diretor Financeiro e de Investimentos e Gerente Executivo de Planejamento de Investimentos e de Operações de Mercado

 Financial and Investment Officer

Helena Kerr do Amaral (alternate)

Company: CPFL Energia S.A.

Designation: Member of the Board of Directors

Company: Petros - Fundação Petrobras de Seguridade Social.

Designation: Gerente Executiva de Planejamento Estratégico

Luiz Fernando Furlan (Member of the Board of Directors)

Company: Sadia S.A.

Designation: Chairman

Roberto Faldini (alternate)

Company: Faldini Participações, Administração e Investimentos Ltda.

Designation: Manager Partner

Company: Vulcabrás S.A.

Designation: Member of the Board of Directors

Manoel Cordeiro Silva Filho (Member of the Board of Directors)

Company: BR Educacional

Designation: Partner and Founder

Mauricio da Rocha Wanderley (alternate)

Company: Fundação Vale do Rio Doce de Seguridade Social – Valia

Designation: Finance and Investments Officer

Walter Fontana Filho (Member of the Board of Directors)

Company: WTorre Empreendimentos Imobiliários S.A

Designation: Member of the Board of Directors

Company: Algar S.A

Designation: Member of the Board of Directors

Eduardo Fontana D Ávila (alternate)

Company: Sadia S.A.

Designation: ViceChairman

Company: Cremer S.A.

Designation: Member of the Board of Directors

José Carlos Reis de Magalhães Neto (Member of the Board of Directors)

Company: Tarpon Investimentos S.A.

Designation: Investments Officer and Chairman

Company: Marisa Lojas S.A.

Designation: Member of the Board of Directors

Company: Companhia Acqua e Morena Rosa Indústria e Comércio de Confecções S.A

Designation: Member of the Board of Directors

Daniel Arduini Cavalcante Arruda (alternate)

Company: Tarpon Investimentos S.A.

Designation: Investment team Coordinator

Company: Celesc – Centrais Elétricas de Santa Catarina S.A.

Designation: Member of the Board of Directors

Company: Omega Energia Renovável S.A.

Designation: Member of the Board of Directors

Company: Springs Global Participações S.A.

Designation: Member of the Board of Directors

Fiscal Board/Audit Committee

Pedro de Andrade Faria (Member of the Board of Directors)

Company: Tarpon Investimentos S.A.

Designation: Chief Executive Officer Investor Relations and Vice-Chairman of the Board of Directors

Company: Arezzo Indústria e Comércio S.A.

Designation: Member of the Board of Directors

Fernando Shayer (alternate)

Company: Tarpon Investimentos S.A.

Designation: Member of the Board of Directors

Company: Omega Energia Renovável S.A.

Designation: Member of the Board of Directors

Company: Companhia Acqua e Morena Rosa Indústria e Comércio de Confecções S.A

Designation: Member of the Board of Directors

Fiscal Council

Attilio Guaspari (Member of the Fiscal Council)

Company: BRF S.A.

Designation: Member of the Fiscal Council/ Audit Committee

Agenor Azevedo dos Santos (alternate member of the Fiscal Council)

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES

Designation: Account Manager

Susana Hanna Stiphan Jabra (Member of the Fiscal Council)

Company: Fras-Le S.A.

Designation: Member of the Board of Directors

Company: CPFL Energias S.A.

Designation: Member of the Board of Directors

Company: CPFL Energias S.A.

Designation: Member of the Fiscal Council

Comapnay: JSL S.A.

Designation: Member of the Board of Directors

Paola Rocha Ferreira (alternate member of the Fiscal Council)

Company: Fundação Petrobrás de Seguridade Social – Petros

Designation: Research Analyst

Company: Companhia Vale do Rio Doce

Designation: Finance Analyst

Company: Grupo Santander Banespa

Designation: Capital Management Analyst

Décio Magno Andrade Stochiero (Member of the Fiscal Council)

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Control and Planning Corporate Manager

Company: Bonaire Participações S.A.

Designation: Member of the Board of Directors

Tarcísio Luiz Silva Fontenele (alternate member of the Fiscal Council)

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Legal Manager

Company: Embraer S.A.

Designation: Alternate member of the Fiscal Council

BRF has adhered to the Abrasca Code Of Good Corporate Governance And Practices For Publicly Held Companies on August 15th 2011 and states that apply principles and rules established by it, except by CHAPTER 6 – RELATED-PARTY TRANSACTIONS. Find below Company’s justification for this chapter:

The Company has no specific policy covering operations with related parties. However, in the light of its operating activities and when applicable, it practices commercial transactions (purchase, sale and intercompany operations) with subsidiaries and affiliated entities under usual market conditions. These transactions are fully disclosed in the company’s financial statements. With respect to other related parties, the Company adopts an informal practice of not conducting any type of operation.

The recommendations in Chapter 6 – OPERATIONS WITH RELATED PARTIES, are practices adopted by the Company although equally on an informal basis.

For reference, find below chapter 6 of the Abrasca Code:

CHAPTER 6 – RELATED-PARTY TRANSACTIONS

Basic Principle

The board of directors and the board of executive officers should ensure that any Related-Party transactions are contracted strictly on an arm’s-length basis or with appropriate compensatory payment.

Rules

6.1.  The board of directors should approve a Related-Party transaction policy.

6.1.1.  The Related-Party transaction policy should be made available on the Company’s website.

6.1.2.     The board of directors, or the competent body, should monitor Related-Party transactions.

6.2.  The board of executive officers should comply with and execute all the Related-Party transaction policies, as well as the procedures for monitoring and disclosing such transactions.

6.3.  The board of directors and the board of executive officers should make sure that transactions between the Company and its Related Parties are memorialized in writing and are on a strictly arm’s-length basis or with appropriate compensatory payment, compatible with usual market conditions, if there are any.

6.4.  If not expressly prohibited in the Company’s bylaws, the board of directors should bar any loans in favor of its parent, shareholders with a material stake in the Company or persons controlled or under the common control of such parent or shareholders, or in favor of any administrator of the persons mentioned above, except in favor of the Company’s subsidiaries or companies over which it has significant influence.

6.4.1.     For the purposes of item 6.4, any stake larger than 20% (twenty percent) of the voting stock of the Company is presumed to be “material.”

6.5.  The board of directors and the board of executive officers should promote broad disclosure to the market of the contracts between the Company and its Related Parties, when the contract constitutes a material act or fact, under the terms of applicable regulation or when disclosing the financial statements.

Recommendations

6.6.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which involve remuneration through collection of a management fee.

6.7.  It is recommended that the board of directors bar the execution of service provision contracts between the Company and Related Parties, which contain a remuneration clause based on a measure of the operational economic performance of the Company, such as invoicing, revenue, operational cash generation (EBITDA), net profit or market value, or that otherwise involves unjustifiable or disproportionate remuneration in terms of the generation of value for the Company.

6.8.  It is recommended that the board of directors not approve transactions with Related Parties, whenever the vote or opinion of all the Independent Directors, or of all the external members of committees of the board of directors that fulfill the requirements of independence applicable to the Independent Directors, is against it.

13. OFFICERS’ COMPENSATION

13.1. Describe the compensation policy or practice of the Board, the statutory and non-statutory executive board, the fiscal committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

a. Objectives of the compensation policy or practice

                The Company’s compensation policy for officers, including Board members, statutory and non-statutory Officers and Fiscal Committee members is in line with the best market practices of corporate management and governance with a view to attracting and retaining professionals whose qualification, competencies and profile meets the needs of the business. Compensation is established according to market research and the Company’s strategic plan.

                The statutory board has variable compensation, yoked to targets and performance indicators to be met during the fiscal year. This expedient stimulates consistent and transparent sharing of the strategic plan and results, in line with the interests of the company, officers and shareholders.

b. Compensation Breakdown:

i.                    description of compensation elements and their purpose

Board of Directors:

                All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman earn higher compensation vis-à-vis other board members, bearing in mind that he carries different responsibility.

Fiscal Committee:

                Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

Executive Board

                The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan that includes BRF’s executive officers (“BRF’s Plan”) March 31, 2010 and modified on April 24, 2012, including recently issued stock or stock in BRF’s treasury.

                The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

                This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottomline, which ultimately meets shareholders’ interests.

                BRF S.A. has a People Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

Senior Advisory Board

                The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

Committees

                The participants of permanent advisory committees are members of the Board and the Statutory Board who do not receive any additional compensation for also taking part in these committees

i.                    what is the proportion of each element in the total compensation

                For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.

                As for the Statutory Board, the flat fee amounts to an average 42% of the compensation total, with the variable compensation averaging roughly 58%, whenever the set targets are met.

                These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

i.                    Calculation and restatement methodology for each compensation element

                The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

                The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

i.                    Reasons that justify the Compensation Breakdown

                The policy adopted by BRF S.A., equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators used to determine each compensation element

                To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA, Value Added and net income – is analyzed.

d. how compensation is built to reflect the behavior of performance indicators

                As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the compensation policy or practice fits the issuer’s short- , medium- and long-term interests

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for.

Additionally, the General Shareholders’ Meeting of March 31, 2010, approved  and on April 24, 2012 changed a Stock Option Plan for the executives of BRF S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

                Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

                There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake.

13. 2. As regards the compensation of the Board, Statutory Board and Fiscal Committee posted to the books over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	11	3	8.5	22.5
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,289,566.00	349,156.00	7,626,595.00	11,265,317.00
direct and indirect benefits	0.00	0.00	1,171,983.00	1,171,983.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,910,981.74	6,910,981.74
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	2,640,561.03	2,640,561.03
v - Based on shares	0	0	0	NA
TOTAL	3,289,566.00	349,156.00	18,350,120.77	21,988,842.77

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,253,325.00	409,379.00	10,590,910.00	14,253,614.00
direct and indirect benefits	0.00	0.00	1,439,262.00	1,439,262.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,338,527.75	6,338,527.75
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	114,408.00	114,408.00
iv - Cessation of exercise of position	0	0	614,750.32	614,750.32
v - Based on shares	0	0	4,644,768.36	4,644,768.36
TOTAL	3,253,325.00	409,379.00	23,742,626.43	27,405,330.43

YEAR: 2012	Board of Directors	Audit Commitee	Statutary Board	Total
number of members	10,00	3,00	10,67	23,67
compensation (in R$)
i - Annual Fix Compensations
salary or pro-labor	3.269.514,24	415.209,43	12.006.428,42	15.691.152,09
direct and indirect benetis	0,00	0,00	1.163.821,41	1.163.821,41
participation on committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0,00	NA
participation on results	0	0	15.254.421,88	15.254.421,88
participations on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	902.736,33	902.736,33
v – Based on shares	0	0	7.813.671,00	7.813.671,00
TOTAL	3.269.514,24	415.209,43	37.141.079,04	40.825.802,71

YEAR: 2013	Board of Directors	Audit Commitee	Statutary Board	Total
number of members	11,00	3,00	9,00	23,00
compensation (in R$)
i - Annual Fix Compensations
salary or pro-labor	3.688.927,51	429.773,50	11.369.142,94	15.487.843,96
direct and indirect benetis	0,00	0,00	1.222.881,28	1.222.881,28
participation on committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0,00	NA
participation on results	0	0	8.637.228,70	8.637.228,70
participations on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	1.230.667,74	1.230.667,74
v – Based on shares	0	0	10.686.172,83	10.686.172,83
TOTAL	3.381.511,17	429.773,50	33.146.093,49	36.957.378,16

13.3.  As regards the variable compensation of the Board, Statutory Board and Fiscal Committee over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	0	0	11	11
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan¹	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	¹	¹
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,816,739.70	6,816,739.70
iv - Effective value reconized on the results of the exercise	NA	NA	6,910,981.74	6,910,981.74

¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forecasted on the remuneration plan	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of the exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forecasted on the remuneration plan	NA	NA	13,183,464.00	13,183,464.00
iii - Forecasted value on the remuneration plan, if established targets are reached	NA	NA	6,591,732.00	6,591,732.00
iv - Effective value reconized on the results of the exercise	NA	NA	6,338,527.75	6,338,527.75

YEAR: 2012	Board of Directors	Audit Commitee	Statutary Board	Total
Number of members	10,00	3,00	10,67	23,67
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forescated on the remuneration plan	NA	NA	NA	NA
iii- Forecasted value on the remuneration plan, if established targets and reached	NA	NA	NA	NA
iv- Effective value reconized on the results of exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forescated on the remuneration plan	NA	NA	19.267.566,00	19.267.566,00
iii- Forecasted value on the remuneration plan, if established targets and reached	NA	NA	9.633.783,00	9.633.783,00
iv- Effective value reconized on the results of exercise	NA	NA	15.254.421,88	15.254.421,88

YEAR: 2013	Board of Directors	Audit Commitee	Statutary Board	Total
Number of members	11,00	3,00	9,00	23,00
Regarding bonus
i - Minimum value forecasted on the remuneration plan	NA	NA	NA	NA
ii - Maximum value forescated on the remuneration plan	NA	NA	NA	NA
iii- Forecasted value on the remuneration plan, if established targets and reached	NA	NA	NA	NA
iv- Effective value reconized on the results of exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the remuneration plan	NA	NA	-	-
ii - Maximum value forescated on the remuneration plan	NA	NA	17.274.457,40	17.274.457,40
iii- Forecasted value on the remuneration plan, if established targets and reached	NA	NA	8.637.228,70	8.637.228,70
iv- Effective value reconized on the results of exercise	NA	NA	-	-

13.4 – As regards the share-based compensation plan of the Board and statutory board in effect over the previous fiscal year and forecast for the current fiscal year:

Overall terms and conditions

The Stock Option Plan of BRF S.A. approved by the General Shareholders’ Meeting of March 31, 2010 and changed on April 24, 2012, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers and others of BRF S.A. and/or of BRF’s controlled companies.

The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

It is up to the Board to approve the list of participants and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

  The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.
  The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.
  The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Key objectives of the plan

BRF Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

how the plan contributes to these objectives

BRF S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

how the plan fits the issuer’s compensation policy

The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.            how the plan aligns officers’ and issuer’s interest in the short, medium and long terms.

The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.             maximum number of shares included

The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

g.         maximum number of options to be distributed

The maximum number of options that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.            share acquisition terms

To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&Bovespa.

Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

Beneficiaries may affect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

 i.            criteria to set the acquisition or strike price

The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.             criteria to set the option term

Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third (1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

The Options distributed under the terms of the Additional Stock Option Plan may be exercised by beneficiaries, observing the following provisions:

(a) Up to one-third (1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the Additional Stock Option Contract.

k.            settlement

To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes) the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.             restrictions on Share transfers

The Shares acquired or subscribed according to the rules in the “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that beneficiaries are free to trade them at any time.

m.        criteria and events that can lead to suspension, changes or dismissal of the plan

In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.            effect  of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

According to the “Stock Option Plan” and the “Additional Stock Option Plan” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to provisions 1 and 2 above will not grant Beneficiaries any rights of indemnity.

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity.

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions, as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain in force and keep the same terms and conditions.

In cases of disability or no disability retirement of the Beneficiaries, the Maturing Options may be exercised within the option term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Inform the number of Shares directly or indirectly held, in Brazil or abroad, and any other convertible securities issued by the issuer, by its direct or indirect controlling shareholders, by its controlled companies or under shared control, by members of the board, the statutory board or the fiscal committee, grouped together by entity, on the closing date of the last fiscal year.

Shareholder	Ordinary Options	%
Major Shareholders	30,050,216	35.54%
Management:
Board of Directors	9,721,600	1.11%
Directors	100,932	0.01%
Supervisory Board	0	0.00%
Options in Treasury	3,019,442	0.35%
Other Shareholders	549,581,056	62.99%
	872,473,246	100.00%
Shares circulating on the market	549,581,056	62.99%

Database: December 31, 2012.

Entity issuing the shares: The BRF S.A., Publicly Traded Company with Authorized Capital, CNPJ number 01.838.723/0001-27.

13.6. Regarding share-based compensation recognized in the books over the past three fiscal years and that forecast for the current fiscal year payable to the board and the statutory board.

YEAR: 2010	Board of Directors	Fiscal Council		Statutory Board
b. number of members	0	0		8
c. related to the options still non-exercisable
i - the date of grant	NA	NA		5/3/2010
ii - the amount granted options	NA	NA		555,000
2011 - 1/3 of options
	NA	NA	2012 - 2/3 of options
iii-term so that the options become exercisable			2013 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA
v-Weighted average exercise price of each of the following groups of options:
• open at the beginning of fiscal year	NA	NA		-
• lost during the fiscal year	NA	NA		-
• exercised during the fiscal year	NA	NA		-
• expired during the fiscal year	NA	NA		-
d. fair value of options at the grant date	NA	NA	R$	7.77
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company.

YEAR: 2011	Board of Directors	Fiscal Council	Statutory Board
b. number of members	10.00	3.00		8.00		11.00
c. related to the options still non-exercisable				Grant 2010		Grant 2011
i - the date of grant	NA	NA		5/3/2010		5/2/2011
ii - the amount granted options	NA	NA		555,000		1,129,140
				2011 - 1/3 of options		2012 - 1/3 of options
iii-term so that the options become exercisable	NA	NA		2012 - 2/3 of options		2013 - 2/3 of options
				2013 - 3/3 of options		2014 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA		NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		24.39		-
• lost during the fiscal year	NA	NA		25.21
• exercised during the fiscal year	NA	NA		25.44		-
• expired during the fiscal year	NA	NA		-		-
d. fair value of options at the grant date	NA	NA	R$	7.77	R$	11.36
e. potential dilution in the event of exercise of all options granted	NA	NA		0,06% of the total shares of the Company. shares of the Company.		0,11% of the total

YEAR: 2012	Board of Directors	Fiscal Council	Statutory Board
b. number of members	10	3,00		8,00		11,00		10,67
c. related to the options still non-exercisable				Grant 2010		Grant 2011		Grant 2012
i - date of grant	NA	NA		3/5/2010		2/5/2011		2/5/2012
ii - amount of granted options	NA	NA		555.000		1.129.140		1.032.710
				2011 - 1/3 of options		2012 - 1/3 of options		2013 - 1/3 of options
iii- term so that the options become exercisable	NA	NA		2012 - 2/3 of options		2013 - 2/3 of options		2014 - 2/3 of options
				2013 - 3/3 of options		2014 - 3/3 of options		2015 - 3/3 of options
iv- term of restriction on transfer of shares	NA	NA		NA		NA		NA
v- Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		25,90		32,01		-
• lost during the fiscal year	NA	NA		-		32,84		35,40
• exercised during the fiscal year	NA	NA		26,89		33,22		-
• expired during the fiscal year	NA	NA		-		-		-
d. fair value of options at the grant date	NA	NA	R$	7,77	R$	11,36	R$	7,82
e. potential dilution in the event of exercise of all options granted	NA	NA		0,06% of the total shares of the Company		0,13% of the total shares of the Company		0,12% of the total shares of the Company

YEAR: 2013	Board of Directors	Fiscal Council	Statutory Board
b. number of members	11,00	3,00	8,00		11,00		10,67		9,00
c. related to the options still non-exercisable			Grant 2010		Grant 2011		Grant 2012		Grant 2013
i - date of grant	NA	NA	40301		2/5/2011		2/5/2012		2/5/2013
ii - amount of granted options	NA	NA	555.000		1.129.140		1.032.710		896.590
			2011 - 1/3 of options		2012 - 1/3 of options		2013 - 1/3 of options		2014 - 1/3 of options
iii- term so that the options become exercisable	NA	NA	2012 - 2/3 of options		2013 - 2/3 of options		2014 - 2/3 of options		2015 - 2/3 of options
			2013 - 3/3 of options		2014 - 3/3 of options		2015 - 3/3 of options		2016 - 3/3 of options
iv- term of restriction on transfer of shares	NA	NA	NA		NA		NA		NA
v- Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA	25,90		32,15		-		-
• lost during the fiscal year	NA	NA	-		-		34,12		-
• exercised during the fiscal year	NA	NA	26,89		-		29,42		-
• expired during the fiscal year	NA	NA	-		-		-		-
d. fair value of options at the grant date	NA	NA	7,77	R$	11,36	R$	7,82	R$	7,82
e. potential dilution in the event of exercise of all options granted	NA	NA	0,06% of the total shares of the Company		0,13% of the total shares of the Company		0,12% of the total shares of the Company		0,10% of the total shares of the Company

13.7. Regarding the Board’s and the statutory board’s outstanding options at the end of the last fiscal year.

2012	Board of Directors	Statutory Board
Year of award		2010			2011		2012
b. number of members	-	8,00			11,00		10,67
c. related to the options still non-exercisable
i - quantity	-		244.932		671.891		1.032.710
							344.237 em 03/05/2013
	-				335.946 em 03/05/2013		344.237 em 03/05/2014
ii - date that it will become exercisable		244.932 em 03/05/2013			335.945 em 03/05/2014		344.236 em 03/05/2015
iii- deadline for the exercise option	-	2/5/2015			1/5/2016		1/5/2017
iv- transfer of shares restriction time	-	não há.			não há.		não há.
v- weighted average price of the exercise²	-		26,49		32,74		35,50
vi-options fair value in the last day of the fiscal
year³	-	R$	7,77		11,36		7,82
d. related to the exercisable options¹
i - quantity	-		195.434		302.809		-
ii - deadline for the exercise option	-	2/5/2015			2/5/2016		-
iii- transfer of shares restriction time	-	não há.			não há.
iv- weighted average price of the exercise	-		26,49		32,74		-
v- options fair value in the last day of fiscal
year³	-	R$	7,77		11,36		-
vi- total options fair value in the last day of the
fiscal year	-	R$	1.518.519,59	R$	3.439.910,24	R$	-

¹ As Regulation of the Stock Option Plan, options may be only exercised within 30 days following the disclosure of annual
² Preço médio ponderado do último exercício social
³ Fair value of options defined on the grant date.

13.8. Regarding options exercised and shares delivered to the Board and the statutory board under the share-based compensation scheme over the past 3 fiscal years.

Options Exercised - Year Ended 12/31/2012	Board of Directors	Statutory Board
Number of members	0	7
Options Exercised - Year Ended 12/31/2012
Number of shares	NA		297.700
Weighted average price of the year	NA	R$	29,42
total value of the difference between the exercise value and market value of shares related to options exercise	NA		3.349.426
Shares Delivered
Number of shares	NA	NA
Weighted average price of the year	NA	NA
total value of the difference between the exercise value and market value of shares related to options exercise	NA	NA

13.9. Summary description of the information that understanding the data presented in items 13.6 through 13.8 requires, such as an explanation of the pricing method used for shares and options.

a.            pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF S.A.

b.            data and assumptions used in the pricing model, including average weighted price of the shares, strike price, expected volatility , option term, expected dividends and risk-free rate of return.

Bearing in mind that the amounts relating to the  distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan :

Share Price: the closing price in the trading session prior to the date of distribution (BMF&BOVESPA - ticker BRFS3);

Strike price: Results from the average closing price (BMF&BOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

Option term: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

Risk-free Rate of Return: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options;

Dividends rate: the Company’s dividend distribution track record over the past 4 years was taken into account; and

Volatility of nominal shares issued by the Company: BRF used the track record of the Company’s nominal shares to set the volatility rate.

c.   method used and assumptions adopted to incorporate the expected effects of early strike.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d.    how to determine the expected volatility.

BRF used the track record of the Company’s nominal shares to set the volatility rate.

e.    any other option characteristic that has been included in the assessment of fair value.

Not applicable

13.10. Regarding the active pension plans granted to board members and statutory officers, provide the following information in table format:

	Board of Directors	Statutory Board
b. number of members	N/A	08	01	01
c. Plan name	N/A	Brasil Foods Pension Plan II (closed to new members)	Brasil Foods Pension Plan III	Benefit Plan of Foundation "Atilio Francisco Xavier Fontana"
d. amount of directors that comprises conditions for retirment ¹	N/A	02	00	00
e. conditions for early retirement	N/A	- reaching the age of 55 years old;	- reaching the age of 55 years old;	- Fulfill the term of 10 years of contribution to the plan
		- 3 years of credited service (participating on the plan);	- 3 years of credited service (participating on the plan);	-joy the retirement benefit by time of contribution granted by Welfare Regime Official
		- termination of employment with the sponsor	- termination of employment with the sponsor	- termination of employement with the sponsor
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to contributions made directly by administrators²	N/A	R$ 6.315.499,25	R$ 107.952,65	³
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 541.006,88	R$ 6.514,81	R$ 0,00
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment	There is no provision for redemption, except on the termination of employment	There is no provision for redemption, except on the termination of employment

1 Fulfills the conditions, however, it is necessary to assure the termination of employment

2 Total value of contributions forms sponsor (since joining the plan) plus profitability

3 The FAF Benefit Plan is structured as defined benefit, which is characterized by mutualism. Thus, the contributions made to the plan by both the sponsor and the participants become part of the insurer mathematical provisions of the benefits offered its participants, without individualization.
The FFA keeps track of contributions made by each participant, therefore before a shutdown request prior plan, the values corresponding to them can be redeemed or ported.
However, it doens't keep track of individual and cumulative contributions paid by the sponsors.

13.11. In table format, provide the following information on the board, statutory board and fiscal committee over the past 3 years:

YEAR: 2010	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	11,00	03,00	08,50
c. value of the highest personal income	499.446,18	149.629,23	3.178.683,12
d. value of the lowest personal income	249.751,01	99.763,63	1.117.718,71
e. average value of individual compensation	299.051,45	116.385,33	2.158.837,74

YEAR: 2011	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	10,75	3,17	9,67
c. value of the highest personal income	577.580,08	173.037,28	4.167.358,74
d. value of the lowest personal income	288.822,30	173.037,28	1.372.526,47
e. average value of individual compensation	302.634,88	129.141,64	2.455.287,12

Note:
¹ For all organs, the member with the highest personal income held the position for 12 months ² For the lowest personal income, we excluded members who have served for less than 12 months

YEAR: 2012	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	10,00	3,00	10,67
c. value of the highest personal income	594.402,84	178.077,24	6.256.869,17
d. value of the lowest personal income	297.234,60	118.731,00	1.708.016,83
e. average value of individual compensation	326.951,42	138.403,14	3.481.976,16

Note:
¹ For all organs, the member with the highest personal income held the position for 12 months ² For the lowest personal income, we excluded members who have served for less than 12 months

YEAR: 2013	Board of Directors	Fiscal Council	Estatutory Executives
b. number of members	11,00	3,00	9,00
c. value of the highest personal income	614.764,06	184.177,26	5.699.382,56
d. value of the lowest personal income	307.416,35	122.798,12	1.537.476,40
e. average value of individual compensation	338.151,12	143.257,83	3.820.413,74

Note:
¹ For all organs, the member with the highest personal income held the position for 12 months ² For the lowest personal income, we excluded members who have served for less than 12 months

13.12. Describe agreements, insurance policies or other instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement, indicating the financial consequences to the issuer.

There are no instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement.

13.13. regarding the past 3 fiscal years, indicate the percentages of total compensation of each entity posted to the issuer’s books in reference to the members of the board, statutory board or fiscal committee that are related to controlling shareholders, direct or indirect, as established in the accounting standards pertinent to the topic.

There is no percentage of total compensation posted for each entity that is related to controlling shareholders, direct or indirect.

13.14. regarding the past 3 fiscal years, indicate the amounts posted to issuer’s books as compensation to board , statutory board or fiscal committee members, grouped by entity, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

There is no amount posted to issuer’s books as compensation to board members, statutory officers or fiscal committee members, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

13.15. Regarding the past 3 fiscal years, indicate the amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board , statutory board or fiscal committee members, grouped by entity, specifying the reasons why those amounts were paid to these individuals.

There are no amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board, statutory board or fiscal committee members.

13.16. Provide other information that the issuer deems it relevant

All relevant information was included in the preceding items.

14. Human Resources

14.1. Company’s Human Resources

                a. number of employees

ANO: 2010	Quadro de Pessoal
Brasil	113.706
Exterior	555
Total	114.261

ANO: 2011	Quadro de Pessoal
Brasil	118.126
Exterior	1.970
Total	120.096

ANO: 2012	Quadro de Pessoal
Brasil	109.904
Exterior	4.087
Total	113.991

                b. number of outsourced workers

2010	2011	2012
13.267	12.301	10.166

•         Turnover índex

2010	2011	2012
27,96%	24,83%	28,05%

                d. Company’s exposure to labor liabilities and contingencies

As of December 31, 2011, we were involved in 10,872 labor proceedings.  These cases are mainly related to overtime, salary adjustments for inflation for periods prior to the introduction of the Real, illnesses allegedly contracted at work and work-related injuries. The labor suits are mainly at the lower court level, and for the majority of the cases, a decision dismissing the pleadings has been granted. None of these suits is individually significant. Our provisions for probable losses in labor claims were R$ 118,754 million as of December 31, 2012. We recorded these provisions based on our past history of payments and the opinion of our legal counsel.

14.2. Significant alterations in the numbers disclosed in item 14.1 above

                For item 14.1 above, we used information of our Company and its Subsidiaries.

14.3. Policies of compensation to the Company’s employees, including:

                a. wage policy and variable compensation.

                BRF S.A. employees receive both fixed and variable compensation. The compensation policy is established in accordance with market practices, and the variable compensation is tied to achievement of pre-established goals approved at the start of each fiscal year, as part of the Profit and Income Sharing Program.

                This compensation policy stimulates the desire to achieve results and recognizes when pre-defined goals are reached and exceeded, generating directional benchmarks and calling attention to the indicators considered critical to the company’s strategy and results, and which ultimately matches shareholder interests.

                b. benefits policy.

                The Benefits Policy of BRF S.A. to its employees is established as a supplement to social needs, and is in line with market practices, so that the employee is able to perform his/her functions in a calm and dedicated manner.

                Therefore, employees are offered an attractive benefits package, consisting of:

✓ Health and Dental Insurance

✓ Life Insurance

✓ Meal Vouchers

✓ Basic Basket of Household Goods

✓ Transportation Vouchers

✓ Private Retirement Plan

                c. characteristics of the stock based compensation plans for non-management employees.

                The Stock Option Purchase Plan offered by BRF to non-management employees adheres to the same criteria as described previously in items 13.4 to 13.8 of this form.

i.      Beneficiary groups

         Pursuant to the terms of the Plan, directors, whether appointed pursuant to company by-laws or not and other employees of BRF S.A. and/or its Controlled Companies will be eligible beneficiaries of the Options Plan.

ii.    Conditions for exercise

For acquisition of the Shares, pursuant to the Approved Plan and option agreements, the Beneficiary shall comply with the vesting period as described in item (iii) below.  Once the vesting period has lapsed and should there be interest by the Beneficiary to exercise the option, Beneficiary shall this by written express notice.

If no legal impediments are verified, the Board of Directors in an ordinary meeting held in the month immediately following receipt of the Exercise Notice shall further the respective increase in Company share capital within the authorized share capital limits; or take all action necessary to authorize private negotiation of Shares held in treasury for the purpose of granting the Participants the Shares corresponding to the Mature Options.

Exercise of the option, made pursuant to the terms of this item, shall be put in writing by execution of the of the Share Subscription Agreement; Share Purchase Agreement or any other document to be determined by the Board of Directors and/or by the financial institution responsible for recording the Shares, which shall necessarily contain the following information: (a) the number of Shares acquired or subscribed; (b) the Strike Price; and (c) the form of payment.

Payment may be made by the Beneficiary within 5 (five) business days after the Shares are registered in his/her name.

iii.  Term for Exercise

The Options granted under the Stock Option Purchase Plan may be exercised by the Participants, provided there is compliance with the minimum vesting periods set out below:

(a) Up to 1/3 (one-third) of all Options may be exercised after 1 (one) year from signing the Option Agreement;

(b) Up to 2/3 (two-thirds) of all Options may be exercised after 2 (two) years from signing the Option Agreement; and

(c) All the Options may be exercised after 3 (three) years from signing the Option Agreement.

Once these minimum terms established above have lapsed, which may be extended at the sole discretion of the Board of Directors in the Option Agreement, the exercisable Options shall be considered Mature Options, and thus the Beneficiary has the right to exercise these at his/her sole discretion, provided that there is compliance with the maximum term of validity in respect to the Options, which is 5 years as from the date of the Option Agreement.

iv.  Number of shares committed under the plan

The number of shares committed by the BRF Stock Option Purchase Plan, subject of the options granted in fiscal year 2010, 2011 and 2012 to employee directors not appointed pursuant to company bylaws and others is 3,279,508 shares shares at the present time, with dilution potential in case all the options granted are exercised of 0.38% of the total nominal shares of Company issue.

14.4. Relationship between the Company and unions

                BRF S.A.recognizes lawfully constituted entities and the important role exercised by such entities, through establishment of processes for dialogue and negotiation, pursuant to the laws in force, the ethical principles guiding this Code and good market practices.

                Full negotiations are undertaken with union organizations through their legal representatives, guided by respect, responsibility and transparency, reconciling interests in a true, autonomous and free manner, with no tolerance for discriminatory positions based on union ideology.

15. CONTROL

15.1. / 15.2 Ownership Breakdown

Shareholder
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
Detailing by class of share (unities)
Class of share	Number of shares	Shares %
PETROS – Fundação Petrobras de Seguridade Social
34.053.942/0001-50	Brazilian-RJ	No	No	4/30/2013
105,530,869	12.100000%	0	0.000000%	105,530,869	12.100000%
SISTEL – Fundação Sistel de Seguridade Social
00.493.916/0001-20 Brazilian-DF No No 4/30/2013
10,277,248	1.1800000%	0	0.000000%	10,327,248	1.1800000%
Fundação Vale do Rio Doce de Seg. Social – Valia
42.271.429/0001-63	Brazilian-RJ	No	No	4/30/2013
25,021,155	2.870000%	0	0.000000%	25,900,512	2.970000%
BlackRock Inc.
05.838.687/0001-52	North American NY	No	No	4/30/2013
44,776,961	5.130000%	0	0.000000%	29,400,535	3.370000%
Tarpon Investimentos S.A.
05.341.549/0001-63	Brazilian-SP	No	No	4/30/2013
69,988,490	8.020000%	0	0.000000%	68,667,090	7.870000%
PREVI – Caixa Previdência Funcionários Banco do Brasil
33.754.482/0001-24	Brazilian-RJ	No	No	4/30/2013
106,401,022	12.200000%	0	0.000000%	106,401,022	12.200000%
OTHERS
507,703,335	58.190000%	0	0.000000%	507,703,335	58.190000%
TREASURY SHARES – Last update: 4/30/2013
2,774,166	3.170000%	0	0.000000%	2,774,166	3.170000%
TOTAL
872,473,246	100.000000%	0	0.000000%	872,473,246	100.000000%

HOLDING / INVESTOR
SHAREHOLDER
Shareholder’s CPF/CNPJ	Nationality	Shareholders’ voting agreement	Controlling shareholder	Last review
Detailing of shares (unities)
Number of common shares (unities)	Common shares %	Number of preferred shares (unities)	Preferred shares %	Number of shares (unities)	Total shares %
HOLDING / INVESTOR				Shareholder’s CPF/CNPJ	Share capital composition
Tarpon Investimentos S.A.				05.341.549/0001-63
OTHERS
25,323,794	57.852028	0	0.000000	25,323,794	57.852028
Tarpon All Equities Fund LLC
10.495.613/0001-09	North American	No	No	5/31/2010
18,449,596	42.147972	0	0.000000	18,449,596	42.147972
Class of share	Number of shares	Shares %
TOTAL	0	0.000000
TOTAL
43,773,390	100.000000	0	0.000000	43,773,390	100.00000

15.3. Capital distribution, as ascertained in the last shareholders’ meeting

Last Shareholders' Meeting	04/09/2013
Individual Investors	22,474
Institutional Investors	2,175
Financial Institutions	1,068

Outstanding Shares

Outstanding shares representing all shares of the issuer, except those held by the holding and people related, board of the directors and treasury shares.

Common Shares	860,544,652	98.630000%
Preferred Shares	0	0.000000%
Total	860,544,652	98.630000%

15.5. Shareholders’ Voting Agreement

The Company does not have a Shareholders’ Voting Agreement.

15.6. Relevant alterations in the participation of the members of the control group and management of the Company

Decentralize control from our entrance into the Novo Mercado in April 2006. The pension funds of shares voting agreement described below hold 28.45% of our common shares on April 30, 2013, compared with 46.1% being held on December 31, 2006. Significant changes in the ownership percentage of any major shareholder since December 31, 2006 are described below.

• There were offerings of our shares in 2007 and 2009. Some of our major shareholders have endorsed the rights of these offers. New issues have diluted the percentage of shares held by our major shareholders who did not participate in offers.

• With respect to the acquisition, for our part, of Eleva in 2008, our board of directors approved the merger of 54% of the shares held by shareholders of Eleva Eleva in our company, according to an exchange ratio of 1.74308853 shares of Eleva Perdigao per share, resulting in the issuance of 20.2 million new shares.

• In October 2007, PREVI - BANERJ sold all of our common shares held by him, representing 1.2% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• In October and November 2007, FAPES transferred shares held by him representing 2.06% of our capital stock for public trading on the Bolsa de Valores de Sao Paulo and FPRV1 Sabia F1 Multimarket Welfare, held as a fund recipient by FAPES.

• In 2008, Sabia FPRV1 F1 Multimarket Welfare sold shares held by it representing 1.32% of our capital stock to the public on the Bolsa de Valores de Sao Paulo.

• In 2008 and 2009, the Real Grandeza sold all of our common shares held by him, representing 1.72% of our capital stock, in trading on the Stock Exchange of Sao Paulo.

• With respect to our association with Sadia, we issued 37,637,557 new ordinary shares to the shareholders of HFF, the holding company formed by former controlling shareholders of Sadia purposes of the Association as part of the merger of shares of HFF to BRF, the first step of our association with Sadia.

• In July 2009, also issued 115 million shares, including shares subject to American Depositary Shares in a public offering. In August 2009, we issued 17.5 million additional common shares under the exercise by the coordinators in their choice of additional lot. These emissions further diluted the percentage held by our pre-existing shareholders.

• In separate general meetings held on August 18, 2009, the common shareholders of Perdigao and Sadia approved the final step of the association, according to Sadia which became our wholly owned subsidiary and holders of common and preferred shares of Sadia received BRF's common shares through the issuance of 59,390,963 new ordinary shares. The shares were issued to shareholders on September 22, 2009. The issuance of new shares diluted the percentage of shares held by pre-existing shareholders. Overall effectiveness was given to the association.

• In April 2010, the number of common shares held by investment funds and portfolio funds under the discretionary management of Tarpon Investimentos S.A. reached 43,773,390, representing 5.02% of our capital stock.  Since  April 2010, funds managed by Tarpon Investimentos S.A. have since acquired more shares and now hold a total of 69,988,490 common shares representing 8.02% of our capital stock as of February 28, 2013. These funds and portfolios are not holders of subscription bonds or any other subscription rights or stock purchase option on shares issued by the Company and there is no agreement regulating the exercise of preemptive voting rights to which these funds and portfolios are a party.

• On June 20, 2012, Blackrock, Inc informed the Company that its aggregate shareholding position had reached 35,171,138 common shares and 9,605,823 ADRs, representing 5.13% of BRF’s total shareholding capital.

15.7. Provide other information that the issuer deems it relevant

                All relevant information was included in the preceding items.

16.1. Describe the issuer’s rules, policies and practices for related-party transactions, as defined by the applicable accounting rules

Segundo o Regulamento do Novo Mercado, nossa Companhia deve enviar à BM&FBOVESPA e divulgar informações relativas a qualquer contrato celebrado entre nós e nossas controladas e coligadas, nossos administradores, nossos acionistas controladores, e ainda, entre a nossa Companhia e sociedades controladas e coligadas dos administradores e dos acionistas controladores, assim como com outras sociedades que, com qualquer dessas pessoas, integrarem um mesmo grupo de fato ou de direito, sempre que for atingido, em um único contrato ou em contratos sucessivos, com ou sem o mesmo fim, em qualquer período de um ano, valor igual ou superior a R$0,2 milhão, ou valor igual ou superior a 1% sobre o nosso patrimônio líquido, dos valores o que for maior.

As informações exigidas devem incluir a descrição dos contratos relevantes, seus termos, valores, disposições de rescisão e qualquer influência que este contrato possa exercer sobre a administração e sobre as operações de nossa Companhia.

O Estatuto Social da Companhia prevê regras de realização de transações com partes relacionadas em seu artigo 19, itens 5, 7 e 8.

16.2. Related-party transactions that (i) under the accounting standards, should be disclosed in the financial statements (Company and consolidated); (ii) have been executed over the past three fiscal years; (iii) are in force in the current year

Existent Amount (in Reais thousand)
Name of Related-Party	Date	Relation to the Company	Total Amount	12/31/2011	12/31/2010	12/31/2009	Amount of related party	Duration
Heloísa Ind. e Com. Produtos Lácteos Ltda.	12/31/2011		-	311	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	11,219	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2011		-	3,592	3,592	2,684	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	12/31/2011		-	161,869	64,175	172,229	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A

Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	247,000	121,918	545,696	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	41,905	17,516	5,886	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal S.A. Construtora e Incorporadora	12/31/2006		-	5	5	5	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	9/12/2009		-	-	179,962	36,646	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Dividends and interest on shareholders' equity
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	4/1/2011		10,885,000	4,372	3,883	4,058	Not possible to measure	Indetermined

Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Instituto Perdigão de Sustentabilidade	11/1/2007		5,000,000	6,634	5,892	5,240	Not possible to measure	12/31/2015
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2015		18,766,000	-	-	-3,328	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/1/2003		1,300,000	-632	-570	2,467	Not possible to measure	06/30/2012
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	1/1/2011		11,255,000	-1,815	-	-10,056	Not possible to measure	1/1/2016
Relation with the Company		Subsidiary
Agreement object		Loan
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Highline International	12/31/2008		3,500,000	-3,421	-3,039	-3,175	Not possible to measure	12/31/2010
Relation with the Company		Subsidiary
Agreement object		Loan

Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	3/31/2011		-	5,930	1,323	1,706	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	3/31/2010		-	85	85	85	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	14,404	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	3/31/2011		-	2,138	1,898	1,209	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2011		-	1,181	1,049	1,097	Not possible to measure	Indetermined
Relation with the Company		Subsidiary

Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	22,877	5,361	1,269	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts payable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		277,712,000	277,712	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos Ltda.	09/12/2011		52,000,000	52,000	-	-	Not possible to measure	13/21/2012
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/30/2008		100,000	100	100	17,577	Not possible to measure	7/28/2011
Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
PSA Laboratório Veterinário	03/20/2007		3,000,000	-	-	3,000	Not possible to measure	12/31/2008

Relation with the Company		Subsidiary
Agreement object		Advance for future capital increase
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Wellax Foods Logistics C.P.A.S.U.	12/31/2010		-	-	659	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Trade accounts receivable
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	202,490	Not possible to measure	indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	12/31/2009		-	-	-	50,016	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Batávia Alimentos S.A.	12/31/2009		-	-	-	1,356	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	-	5,505	Not possible to measure	Indetermined

Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	45,049	189,954	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2009		-	-	-	1,436	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	12/31/2011		-	4,199	5,974	1,750	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Europe Ltda.	12/31/2011		-	609,683	602,251	525,994	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	2,670,097	2,464,523	1,849,876	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue

Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	549,074	232,796	11,574	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Revenue
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos Ltda.	12/31/2011		-	-3,066	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	-21,530	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sino dos Alpes Alimentos Ltda.	12/31/2009		-	-	-	-7,190	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	-89,168	-289,399	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A

Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	3/31/2010		-	-	-	-383	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
UP! Alimentos Ltda.	12/31/2011		-	-109,239	-97,108	-27,212	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2011		-	-9,611	-4,111	-6,548	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	-311,328	-71,200	-5,310	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Cost of goods sold
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Agroindustrial S.A.	12/31/2009		-	-	-	-586	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A

Instituto Perdigão de Sustentabilidade	3/31/2010		-	731	633	329	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Nordeste S.A.	3/31/2010		-	-	-5,197	-216	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	12/31/2011		-	-70	107	87	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	-52,123	-55,964	-97	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Establecimiento Levino Zaccardi y Cia S.A.	12/31/2009		-	-	-	33	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Financial income (expense) net
Guarantees and insurances		N/A
Rescision or extintion		N/A

Nature and reason		N/A
Perdigão International Ltd.	12/31/2011		-	-1,763,378	-560,657	-949,654	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Heloísa Ind. Com. Produtos Lácteos.	12/31/2011		-	34	-	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Sadia S.A.	12/31/2011		-	1,079	-1	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Perdigão Trading S.A.	3/31/2010		-	410	410	410	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
Avipal Centro Oeste	12/31/2011		-	-38	-39	43	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A

BFF International	12/31/2010		-	971	971	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A
VIP S.A. Empreendimentos e Participações Imobiliárias	12/31/2010		-	-3	-3	-	Not possible to measure	Indetermined
Relation with the Company		Subsidiary
Agreement object		Others assets and liabilities
Guarantees and insurances		N/A
Rescision or extintion		N/A
Nature and reason		N/A

16.3 Identification of the measures taken to attenuate agency conflicts and demonstration of a strictly commutative character of agreed conditions or adequate compensatory payment

Throughout its operations, rights and obligations are incurred between related parties,  originated by sale and purchase of products, transactions in mutual agreed upon market conditions for similar operations, based on contract.

17.1. Capital stock

Autorization or approval date	Capital Value (Reais)	Date to paying in	Quantity of Common Share (Unities)	Quantity of Common Prefered (Unities)	Total Shares (Unities)
Type of capital	Paid capital
3/31/2010	12,553,417,953.36		872,473,246	0	872,473,246

Type of capital	Autorized Capital
3/31/2010	12,553,417,953.36		1,000,000,000	0	1,000,000,000

17.2. Increase in the capital stock of the Company

Date of the decision	Institution which resolved the increase	Date of issuance	Total issuance amount (reais)	Type of subscription	Ordinary (units)	Preferred (units)	Total of Shares (units)	Subscription/ Previous Capital	Issuance price	Ratio
12/12/2007	Board of Directors Meeting	12/18/2007	900,000,000.00	Public	20,000,000	0	20,000,000	56.25000000	45.00	R$ per unit
Criterion for determining the issue price

The offering price was calculated following the conclusion of the procedure for the collection of investment intentions (bookbuilding) undertaken by the lead underwriter of the Offering and the intentions of the institutional investors to the subscription and acquisition of the Offered Shares pursuant to Paragraph 1, Section III of Article 170 of Law 6,404/76 and CVM Instruction 400 of December 29 2003;

Paying in of capital	The shares were to be publicly distributed in Brazil, in the nonorganized over-the-counter market on the basis of a standby settlement agreement;
01/14/2008	Board of Directors Meeting	01/14/2008	33,489,000.00	Public	744,200	0	744,200	1.33956000	45.00	R$ per unit
Criterion for determining the issue price	As greenshoe, the same value of the distribution
Paying in of capital

Paid up in cash in the act of subscription in the local currency of Brazil, with the exclusion of preemptive rights pursuant to the provisions in section I of Article 172 of the Joint Stock Companies’ Law and under the provisions of Article 5

02/21/2008	Board of Directors Meeting	02/21/2008	911,553,795.00	Public	20,256,751	0	20,256,751	35.98017576	45.00	R$ per unit

Criterion for determining the issue price	Financial settlement of the Public Offering for the Acquisition of Common Shares of Eleva Alimentos S.A.
Paying in of capital

Shares issued by Eleva (with the exception of those held by the Company) and attributed to the shareholders of Eleva (with the exception of the Company) pursuant to the exchange ratio of 1 (one) new common share issued by the Company for every 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

7/8/2009	Extraordinary Shareholders Meeting	7/8/2009	1,482,889,902.75	Private	37,637,557	0	37,637,557	43.04415244	39.40	R$ per unit
Criterion for determining the issue price	Conference of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$ 1,482,889,902.75 by issuing 37,637,557 new common, nominative shares without face value
Paying in of capital	The shareholders of HFF shall receive 0.166247 common shares issued by the Company in substitution for each common share issued by HFF to be merged into the shareholders’ equity of the Company
07/21/2009	Board of Directors Meeting	07/27/2009	4,600,000,000.00	Public	115,000,000	0	115,000,000	93.34541173	40.00	R$ per unit
Criterion for determining the issue price

The issue price was calculated on the basis of market value criteria after the completion of the road show and the conclusion of bookbuilding procedures by the coordinators of the Global Offering, taking in to account orders from institutional investors for subscription and acquisition of the Offering Shares pursuant to the provisions of Paragraph 1, Item III and Paragraph 7 of Article 170 of Law 6.404/76 and CVM Instruction 400 of December 29, 2003, such criteria being the most appropriate to determine the fair price of the Offering Shares

Paying in of capital	Paid in upon their subscription in Reais
08/18/2009	Extraordinary Shareholders Meeting	08/18/2009	2,335,484,255.61	Public	59,390,963	0	59,390,963	24.51197006	39.32	R$ per unit

Criterion for determining the issue price	Based on the equity value of the shares issued by Sadia, which were merged
Paying in of capital	Conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, through the issuance of 59,390,963 new registered common shares
08/20/2009	Board of Directors Meeting	08/20/2009	690,000,000.00	Public	17,250,000	0	17,250,000	5.81619903	40.00	R$ per unit
Criterion for determining the issue price	As greenshoe, the same value of the Public Offering
Paying in of capital

Paid up at sight, upon the act of subscription, in Brazilian currency, excluding the right of preference in conformity with the provision in subsection I, of Article 172 of the Joint Stock Companies Law and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws

17.3. Stock splits, grouping and bonus shares

Autorization or approval date	Quantity of shares before approval (Unities)			Quantity of shares before approval (Unities)
	Quantity of Common Shares (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)	Quantity of Common Share (Unities)	Quantity of Preferred (Unities)	Total Shares (Unities)
Split
3/31/2010	436,236,623	0	436,236,623	872,473,246	0	872,473,246

17.4 Information on share capital reductions

Justification for not completing the table:

There was no reduction of capital for the disclosed periods.

18. Securities

18.1. Rights attaching to each class of shares

Security:  Common Share

Tag along:  100%

Dividend payment

Twenty-five percent (25%) from the net income of each year as a mandatory minimum dividend, in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation.

Voting Right: Full

Conversion into another class of share:  No

Capital reimbursement rights: Yes

Description of reimbursement rights:

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Trading restrictions: No

Conditions for change in rights attaching to securities:

According to the Company’s Bylaws, Section 9 - At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in onnection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by Law and these Bylaws and Section 14- In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders: To take action with respect to stock dividends and any stock split and reverse stock split; To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers; To take action on the elisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”); To take action for cancellation of  registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

Other relevant characteristic:

According to the Company’s Bylaws, Section 36, Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

The public offering price of shares shall be established according to the second paragraph 3 of article 36.

18.2. Rules of the Bylaws that limit the voting rights of majority shareholders or require them to make tender offers

All shareholders have the same voting rights, one share equals one vote. Below are described the sections of our bylaws relative to this subject.

SECTION 32 – Sale of the Control of the Corporation, either directly or indirectly, whether in a single transaction or a series of successive transactions, must be conditioned upon a condition precedent or subsequent that the Purchaser of such corporate control will make a tender offer (“tender offer”) to the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Listing Regulations, so that the holders of such shares will receive the same treatment as that accorded to the Selling Controlling Shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Controlling Shareholder” means the shareholder, shareholders or Group of Shareholders, as defined below, who exercise  Controlling Power over the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power over the Corporation.

“Controlling Shares” means the block of shares that guarantees, either directly or indirectly to the holder or holders, the individual and/or shared Controlling Power over the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Purchaser of Control” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Corporation.

“Sale of Control of the Corporation” means the transfer to a third party, subject to consideration, of the Controlling Shares.

“Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operations of the governing bodies of the Corporation, as a matter of fact or law, independently of the number of shares held. There is a presumption that the person or Group of Shareholders who hold shares granting an absolute majority of the votes of shareholders present at the last three (3) shareholders’ meetings has control, even though they are not holders of the shares that guarantee them an absolute majority of the voting capital.

“Group of Shareholders” means a group of people: (i) bound by contracts or voting agreements of any nature, whether directly or through any companies Controlled by, Controlling or under common Control; or (ii) among whom there is a relationship of control; or (iii) under common Control.

Paragraph Two – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchaser of Control signs the relevant Statement of Adherence referred to in the Novo Mercado Listing Regulations.

Paragraph Three – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

Paragraph Four - Where the acquisition of the Corporate Control results in the imposition on the Purchaser of Control of an obligation to make the tender offer required under Section 36 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 32 and Section 36, Paragraph Three of these Bylaws.

SECTION 33 – The tender offer referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the Sale of Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 34 – Any person that acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a tender offer as provided in Section 32 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within the period of six (6) months preceding the date of Sale of Control of the Corporation for any difference between the tender offer price and the amount paid per share which may have been purchased on the stock exchange within the period of six (6) months preceding the purchase of  Controlling Power, properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation.

SECTION 35 – After a Sale of Control transaction and subsequent tender offer, the Purchaser of Control, where necessary, shall take appropriate measures to restore the minimum percentage of twenty-five percent (25%) of all outstanding shares in the Corporation, within the six (6) months following the purchase of Controlling Power.

SECTION 36 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days after the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a tender offer with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of the BM&FBOVESPA and the provisions of this Section.

Paragraph One - For the purpose of these Bylaws, “Purchasing Shareholder” means any person, including and without restriction, any natural or legal person, investment fund, co-ownership vehicle, share portfolio, universality of rights or other form of organization resident, domiciled or with its registered office in Brazil or abroad, or Group of Shareholders, that purchases shares in the Corporation.

Paragraph Two – In such case, the following procedures will be applicable: (i) the tender offer must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on the BM&FBOVESPA; (iii) the tender offer must be launched for a price determined as provided in Paragraph Three of this Section; and (iv) the tender offer must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Three – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Four of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the tender offer has become mandatory pursuant to this Section 36, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the tender offer on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Four – The valuation mentioned in item (i) of the foregoing Paragraph Three will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 44 of these Bylaws.

Paragraph Five – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Six – A tender offer made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing tender offer according to applicable regulations.

Paragraph Seven – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a tender offer, within the maximum periods prescribed therein.

Paragraph Eight – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a tender offer, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Nine – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a tender offer as described in this Section, within not more than thirty (30) days after such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph 10 – Except as provided in Sections 42 and 43 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 32, 33 and 34 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 11 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days after the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 12 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 13 – If CVM regulations applicable to a tender offer under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the tender offer, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such tender offer.

SECTION 37 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the Novo Mercado, the Controlling Shareholder of the Corporation shall make a tender offer where the delisting is: (i) for the purpose of trading the shares outside the Novo Mercado; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the Novo Mercado within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if the shareholders at the shareholders’ meeting decide (i) in favor of delisting the Corporation from the Novo Mercado in order to register to trade its securities outside said listed segment, or (ii) in favor of corporate restructuring such that the corporation resulting from this restructuring has no securities admitted for trading on the Novo Mercado, delisting from the Novo Mercadoshall be conditional on a tender offer under the conditions set forth in this Section.

Paragraph Two - In the cases set forth in Paragraph One above, the same shareholders’ meeting shall be charged with defining the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation to conduct the offer. If the shareholders at the shareholders’ meeting decide in favor of corporate restructuring, in the absence of any determination of the person or persons responsible for the tender offer, the shareholders who voted in favor of corporate restructuring shall conduct said offer.

SECTION 38 – The minimum tendered price stated in a tender offer to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 41 of these Bylaws.

Paragraph One – In the event that there is no Controlling Shareholder, if the shareholders’ meeting approves cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, the tender offer shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such tender offer.

SECTION 39 –In the event that there is no Controlling Shareholder and the BM&FBOVESPA requires (i) that the market quotation of securities of the Corporation be published separately, or (ii) that trading of any securities issued by the Corporation be suspended in the Novo Mercado, in either case by reason of non-compliance with any obligations imposed by the Novo Mercado Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days after such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the Novo Mercado Listing Regulations within the shortest possible time or within a new time limit established by the BM&FBOVESPA for such purpose, whichever is less.

SECTION 40 – In the event that the delisting of the Corporation from the Novo Mercado results from non-compliance with any obligations imposed by the Listing Regulations, the Controlling Shareholder shall undertake a tender offer for shares belonging to the other shareholders of the Corporation, under the terms set forth in Article 37 of these Bylaws.

Paragraph One - In the event that there is no Controlling Shareholder, if such non-compliance arises (i) from a resolution of the shareholders’ meeting, the tender offer shall be made by the shareholders who have voted in favor of the proposed action resulting in such non-compliance; and (ii) from a management act or event, the administrators shall call a shareholders’ meeting whose order of business shall consist of deciding how to resolve the non-compliance with the obligations in the Listing Regulations of the Novo Mercado, or, where applicable, direct the delisting of the Corporation from the Novo Mercado.

Paragraph Two - In the event that item (ii) of Paragraph One applies, if the shareholders at the shareholders’ meeting decide in favor of delisting the Corporation from the Novo Mercado, the same shareholders’ meeting shall define the person or persons responsible for conducting the tender offer set forth in this Section, who, in attendance at the meeting, shall expressly assume the obligation of conducting the offer.

SECTION 41 – The valuation report referred to in Sections 37 and 38 of these Bylaws shall be prepared by an institution or  expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the tender offer.

SECTION 42 – A single tender offer may be made for more than one of the purposes mentioned in this Article VII, in the Novo Mercado Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM authorization is obtained.

Sole paragraph. With the exception of those tender offers for delisting from the Novo Mercado and/or cancellation of registration as a publicly held company, the holding of a unified tender offer may only be executed by a Corporation shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Corporation, pursuant to the provision in Section 36.

SECTION 43 – The Corporation or the shareholders responsible for making a tender offer under this Article VII, the Novo Mercado Listing Regulations or CVM regulations may secure the making of such tender offer through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

18.3. Exceptions and suspensive clauses relative to financial or political rights established by the Bylaws

                The Bylaws neither establishes exceptions nor suspensive clauses with respect to asset or political interests.

18.4. Trading volume, with the highest and lowest prices at which securities traded at stock exchanges

Year	2012
Quarter	Security	Type	Market	Administrator	Financial traded volume (Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
03/31/2012	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,401,077,710	38.25	32.90
06/30/2012	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,569,323,250	36.01	30.25
09/30/2012	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,390,347,420	36.10	27.74
12/31/2012	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,195,786,040	42.79	35.70

Year	2011
Quarter	Security	Type	Market	Administrator	Financial traded volume (Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
03/31/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,798,104,000	31.37	26.50
06/30/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	4,976,936,000	32.04	23.75
09/30/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	5,079,327,000	33.31	24.77
12/31/2011	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,888,090,000	37.90	30.23

Year	2010
Quarter	Security	Type	Market	Administrator	Financial traded volume (Reais)	Highest Price (in Reais/ unity)	Low Price (in Reais/unity)
3/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,373,014,000	24.24	21.60
6/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,667,416,000	26.20	20.81
9/30/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,088,688,000	25.77	22.30
12/31/2010	Shares	Common	Stock	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	3,187,776,000	27.90	23.79

18.5. Securities issued other than shares

Security	Senior Notes
Indentification of security	Notes
Issue date	January 21, 2010
Final date	January 28, 2020
Quantity (unities)	7,500
Total Value (Reais)	404.094.828,00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer may redeem the notes, in whole, but not in part, at any time at a redemption price equal to the greater of (1) 100% of principal amount thereof, and (2) the sum of the present values, calculated as of the redemption date, of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) due after the redemption date through the Stated Maturity Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest thereon and Additional Amounts, if any, to the redemption date.

Security Features

The Bonds, due to mature in January 28, 2020, will be issued with a coupon of 7.250% per year (yield to maturity 7.375%), payable semi-annually beginning on July 28, 2010. The Bonds received a Ba1 credit risk rating from Moody’s Investor Services and BB+ from Standard & Poor’s Ratings Services. The Bonds will be guaranteed by BRF and Sadia S.A. (“Sadia”) will be senior unsecured obligations of the Issuer, of BRF and of Sadia and rank pari passu with all other obligations of BRF and Sadia of a similar nature. BRF intends to use the proceeds of the Offer to extend its debt maturity profile as well as for general corporate purposes.

Security	Senior Notes
Indentification of security	Notes
Issue date	May 17, 2007
Final date	May 24, 2017
Quantity (unities)	2,500
Total Value (Reais)	491.325.000,00
Restriction to circulation	Yes
Description of restriction

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” or the securities laws of any other jurisdiction. The notes are being offered only to qualified institutional buyers under Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States under Regulation S under the Securities Act, or “Regulation S.”

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The Issuer or Sadia may at any time redeem, in whole but not in part, upon not less than 30 nor more than 60 days’ notice given in accordance with “– Notices” below (which notice shall be irrevocable), the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and Additional Amounts, if any, to the redemption date.

Security Features

The Notes will mature on May 24, 2017. Interest on the Notes will accrue at the rate of 6.875% per annum and will be due and payable semiannually in arrears in immediately available funds on each May 24 and November 24, commencing on November 24, 2007, to the Persons who are registered Holders at the close of business on each May 13 and November 13 immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Other Relevant Features	Bonds in USD in the amount of USD 250.000.000 and converted into Reais by PTAX rate of 05/24/2007, R$1.9653.

Security	Senior Notes
Indentification of security	Notes
Issue date	June 06, 2012
Final date	December 06, 2022
Quantity (unities)	750,000
Total Value (Reais)	1,527,725,000.00
Restriction to circulation	Yes
Description of restriction

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The issuer may at any time redeem, in whole but not in part, the Notes at a redemption price equal the higher among: (1) 100% of the principal amount thereof, and (2) the sum of the restated amounts of the remaining programmed payments, calculated up to redemption date (excluding interest accruing up to redemption date) due from redemption date until the Declared Due Date, discounted semi-annually until redemption date (assuming a 360-day year compounded for 12 months of 30 days) at a rate of treasury plus 0.5 percentage points plus in each case, overdue and unpaid interest, if any.

Security Features

Bonds due on December 6, 2022, were issued at a coupon of 5.875% per year (yield to maturity for USD 500 million of 6.0% and for USD 250 million of 5.5%), which shall be due and paid semi-annually from June 6, 2012. The bonds were assigned a risk classification of Baa3 by Moody’s Investor Services, BBB- by Standard & Poors Ratings Services and BBB by

Fitch Ratings. BRF and Sadia S.A. are guarantors of the bonds which constitute senior debt with no real guarantee from the issuer, BRF and Sadia S.A. of a similar nature. BRF intends to use the resources obtained from the offering to extend its debt maturity profile and for corporate purposes in general. BRF may redeem the bond totally or partially as from June 6, 2017.

Other Relevant Features

Issue made in dollars in the amount of USD 500,000,000, converted into reais at PTAX on the date of receipt, namely June 6, 2012, R$2.0183. Additionally, executed reopening of a further USD 250,000,000, converted to reais at PTAX on the date of receipt, namely, June 26, 2012 R$ 2.0743

Security	Senior Notes
Indentification of security	Notes
Issue date	May 22, 2013
Final date	May 22, 2023
Quantity (unities)	500,000
Total Value (Reais)	1,019,350,000.00
Restriction to circulation	Yes
Description of restriction

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and were only offered in the United States of America absent registration or an applicable exemption from registration requirements. The Bonds were offered exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM). The Bonds cannot be offered or sold in Brazil, except in circumstances that do not constitute public offer or non authorized distribution in the terms of Brazilian regulation and legislation. BRF applied for listing of the Bonds on the Luxembourg Stock Exchange, subject to approval by the same.

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The issuer may at any time after May 22, 2014 redeem, in whole but not in part, by the aid of prior notice in a period upon not less than 30 nor more than 60 days’ notice given at a redemption price equal to 100% of the principal value of the Notes plus the present value of interests to the due date, discounted Treasury rate plus 35 basis points and accrued and unpaid interest to the due date, if any, and additional amounts, when applicable.

Security Features	The Notes in US dolars maturing on May 22, 2023, will be issued with 3.95% coupon rate per annum (yield maturity 4.135%) paid on a semester basis, as from November 22, 2013.
Other Relevant Features	Issue made in dollars in the amount of USD 500,000,000, converted into reais at PTAX on the date of receipt, namely May 16, 2013, R$2,0387.

Security	Senior Notes
Indentification of security	Notes
Issue date	May 22, 2013
Final date	May 22, 2018
Quantity (unities)	2,165
Total Value (Reais)	500,000,000.00
Restriction to circulation	Yes
Description of restriction

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and were only offered in the United States of America absent registration or an applicable exemption from registration requirements. The Bonds were offered exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM). The Bonds cannot be offered or sold in Brazil, except in circumstances that do not constitute public offer or non authorized distribution in the terms of Brazilian regulation and legislation. BRF applied for listing of the Bonds on the Luxembourg Stock Exchange, subject to approval by the same.

Convertibility	No
Possibility of redemption	Yes
Calculation formula for redemption amount

The issuer may at any time redeem, in whole but not in part, by the aid of prior notice in a period upon not less than 30 nor more than 60 days’ notice given, in case of a change in law or fiscal treatment, at a redemption price equal to 100% of the principal value of the Notes plus the present value of interests to the due date, accrued and unpaid interest to the due date, if any, and additional amounts, when applicable.

Security Features	The Notes in Reais are maturing maturing on May 22, 2023, will be issued with 3.95% coupon rate per annum (yield maturity 4.135%) paid on a semester basis, as from November 22, 2013.
Other Relevant Features	Starting rate R$2.0279 = USD 1.00

18.6. Brazilian markets in which issuer’s securities are traded

                The common shares of the Company are traded at the “Novo Mercado” segment of the São Paulo Stock Exchange, by the ticker “BRFS3”.

18.7. Classes of securities traded on foreign markets, including:

                a) country;

                b) market;

                c) market entity in which securities are admitted to trading;

                d) date they were admitted to trading;

                e) trading segment, if any;

                f) date of listing on trading segment;

                g) trading volume abroad in relation to total trading volume of each class for the last year;

                h) deposit certificates abroad in relation to each class of shares, if any;

                i) depositary bank, if any; and

                j) custodian institution, if any

                BRF’s shares are traded on the New York Stock Exchange (NYSE) through a Level III ADR program. The Bank of Ney York is responsible for the shares custody.

                On October 20, 2000, ADSs representing our preferred shares began to be traded in NYSE. On April 12, 2006, our preferred shares were converted into common shares. Since then, the ADSs represent our common shares. On March 31, 2013, there were 113,047,140 outstanding ADRs, representing 113,047,140 common shares or 12.96% of our total outstanding shares.

 18.8. Public offerings made by issuer or third parties, including controlling companies and subsidiary and affiliated companies, related to issuer’s securities

On July 21, 2009, a Board of Directors meeting approved an increase in our capital stock within the limits of the authorized capital in the amount of R$4.6 billion, to R$9,527,933,697.75 through the issuance of 115,000,000 common shares, all book entry and with no par value, through a primary public offering in Brazil, in the non-organized over-the-counter market, and in the overseas market, including shares in the form of American Depositary Shares evidenced by American Depositary Receipts.

On August 20, 2009, the Board of Directors, within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares exercised by lead underwriter, in the amount of 17,250,000 common, nominative, book-entry shares, with no par value, at the issuance price of R$40.00 per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690.0 million, representing an increase in the capital stock to R$12,553,417,953.36, represented by 436,236,623 common shares.

18.9. Tender offerings made by issuer for third-party shares

On July 8, 2009, a shareholders’ meeting approved the merger of all shares issued by HFF into our assets, the conversion of HFF into a wholly-owned subsidiary of the Company and the capital increase of BRF, upon contribution of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$1.5 billion by issuing 37,637,557 new common shares all nominative and will no par value, at an issuance price of R$39.40 per share. As a result our capital stock increased to R$4,927,933,697.75.

On August 18, 2009, a shareholders’ meeting approved the merger of all common and preferred shares issued by Sadia into the Company, and approved the capital increase of the Company, upon the conversion of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, based on the equity value of such shares, in the amount of R$2.3 billion through the issuance of 59,390,963 new registered common shares, with no par value, at the issuance price of R$39.32 per share, the capital, therefore, being increased R$9,527,933,697.75 to R$11,863,417,953.36.

18.10. Other material information

In item 18.4, the values related to trading volume are expressed in millions of Reais.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Common shareholders have, except in certain circumstances listed in the Brazilian Corporation Law and in our Bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock, and also the right to dispose of shares in a public offering in case of acquisition of shares in quantities equal to or in excess of 20% of total shares issued in the offering, in compliance with the terms and conditions provided in Article 37 of our bylaws.

According to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

• the right to participate in the distribution of profits;

• the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

• preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporation Law described under “—Preemptive Rights”;

• the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

• the right to withdraw from our company in the cases specified in the Brazilian Corporation Law.

Anti-Takeover Effects of Provisions in Bylaws

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our bylaws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our bylaws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

• no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

• as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

• release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

• disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

As from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

• disclose, in its entirety, our quarterly financial information translated into the English language; or

• disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

• our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

• any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner;

• the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

• changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

• our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

• the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

• if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report.

19.1. Stock Repurchase Plans

Determination Date	Repurchase period	Retained earnings	Description	Class	Expected amount (unities)	% over outstanding shares	Purchased approved (unities)	PMP	Coefficient	% purchased
Other characteristics
5/30/2011	5/31/2010 to 8/26/2011	1,022,826,000.00	Common		4,068,336	0.466000	0	0.00	R$/unity	0.000000

The program's objective is the maintenance of treasury shares for eventual compliance with the provisions in the " Stock Option Plan " and " Additional Stock Option Plan ", both approved at the Annual Shareholders’ Meeting held 31/03/2010. It will be for the Company's Board set the dates and amounts of shares to be effectively acquired, within the limits and expiration date authorized in the Program.

19.2. Treasury stock by type and class, indicating quantity, total value and weighted average purchase price

Year ended	12/31/2012
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	3,019,442	65,319,893	21.63
Acquisition
Sale	620,107	13,412,915	21.63
Cancellation	0
Ending Value	2,399,335	51,906,978	21.63

Year ended	12/31/2011
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	781,172	738,870.00	0.95
Acquisition	2,630,100	71,956,130.00	27.36
Sale	391,831	7,375,107.00	18.82
Cancellation	0	0.00	0.00
Ending Value	3,019,441	65,319,893.00	21.63

Year ended	12/31/2010
Common Stocks

Movement	Quantity (units)	Value (Reais)	Weighted average price (Reais)
Initial Value	2,452,180	27,585,616.65	11.25
Acquisition	0	0.00	0.00
Sale	1,671,008	26,848,000.65	16.07
Cancellation	0	0.00	0.00
Ending Value	781,172	737,870.00	0.95

19.3. Treasury stock on fiscal year end date

Security:	Shares
Stock Type	Class	Securities description	Quantity (units)	Wheigted Average Price (in Reais)	Coefficient	Purchase Date	Relation with outstanding shares (%)
Common			2,399,335	21.63	R$/unity		0.275762

20.1. Policy regarding trading of Company securities by direct or indirect controlling shareholders, executive officers, directors, members of the Supervisory Board and any other technical or advisory bodies created under the Bylaws

Date of approval: 02/09/2012

Position and/or function

(i) the Company itself; (ii) its Management, Shareholders, Controllers, Fiscal Councilors, and members of the other Corporate Bodies with Technical and Consultative Functions at BRF; (iii) its Employees; and (iv) whoever by virtue of their position, function or position in the Company, in a Controlling Company, in the Controlled Companies and in the Affiliated Companies, is privy to information that could constitute a Material Act or Fact with respect to BRF.

Principal characteristics

BRF’s Trading Policy sets out: (i) the rules to be followed by Connected Persons in the trading of Securities issued by BRF pursuant to CVM Instruction 358/02; and (ii) the in-house policy for the trading of Securities adopted by BRF. One of the Policy’s principal objectives is to contribute to compliance with the laws and rules that prevent the practice of insider trading (a practice with the purpose of obtaining undue advantage for his own benefit and that of third parties by a person in the trading of Securities based on Confidential Information, in respect of which the said person should maintain secrecy).

The Connected Persons shall sign the respective Adhesion Instrument to this Policy pursuant to articles 15, paragraph 1, item I and 16, paragraph 1 of CVM Instruction 358/02, pursuant to the model attached to this document as Attachment I, and shall not be permitted to trade in the Securities issued by BRF in the blackout periods pursuant to this Policy.

 BRF shall maintain a list of persons at its head office who have signed the Adhesion Instrument to be continuously updated by the Company and held at the disposal of the CVM (Brazilian Securities and Exchange Commission). Whenever there are changes to the registration details of the listed persons, the signatories to the Adhesion Instrument shall notify these with immediate effect to the Company.

The restrictions disciplined in this Trading Policy shall also be observed by the Connected Persons and by the Commercial Contacts, it being incumbent on the respective Connected Persons to instruct them on the beginning and end of the Blackout Periods.

The complete text of the Trading Policy is contained under item 21.2, since this policy is part of the Policy for Disclosure  of Material Acts and Facts  and of Securities Trading, the complete version of which is in this item.

Blackout periods and description of inspection procedures

1. The trading of Securities by Connected Persons is not allowed in the period from 15 (fifteen) days prior to the disclosure or publication, if the case, of the quarterly report (ITR), of the annual information report (DFP) of the Company and of Form 20-F.

2. The trading of Securities by Connected Persons is not allowed until the Company announces the Material Act or Fact to the market under the following situations:

a) whenever any Material Act or Fact occurs in the businesses of BRF of which the Connected Persons have knowledge;

b) whenever there is the intention of promoting an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

c) during the  public offering of  Securities of the Company;

3. The Controlling Shareholders, direct or indirect, the members of BRF’s Management and its Controllers, may not trade in the Company’s Securities or those indexed to them, whenever there is an acquisition or sale in progress of the Company’s shares by the Company itself, its Controlled Companies, Affiliated Companies or any other company under common control or if an option or mandate has been granted for the same purpose.

4. In the event of circumstances foreseen in item 2, even following the disclosure of the Material Act or Fact, the restriction on trading shall continue to prevail, should this – in BRF’s opinion – interfere in the conditions for trading the Company’s shares in such a way as to be detrimental to BRF itself or to its shareholders. Whenever BRF decides as to the continued restriction on trading, Investor Relations Department (DRI) shall disclose its decision in an internal announcement.

5. The existence of a Material Act or Fact having been verified, the DRI, at its discretion, shall establish the Blackout Periods, without being required to show any justification, until such time that the Material Act or Fact is duly disclosed to the market. Should this option be exercised, the DRI must expressly indicate the initial and final dates of the Blackout Period, the Connected Persons maintaining Confidentiality during these periods.

6. The absence of an announcement from the DRI as to the Blackout Period shall not exempt any one from complying with this Policy as well as the provisions of Instruction 358/02 and other normative acts of the CVM.

20.2 Other material information

All material information was mentioned above.

21.1. Rules, regulations or internal procedures adopted by the Company to ensure that information to be disclosed to the public is gathered, processed and published in an accurate and timely manner

The Company has a Disclosure Committee in accordance with Sarbanes Oxley Act regulations. The Committee is comprised of officers from the following areas: Investor Relations, Accounting, Shared Services Area, Information Technology, Legal, Internal Controls, Auditing and Finance. Meetings take place at least four times per year, or whenever an event arises requiring decisions with respect disclosure of information.

In accordance with the Company’s policy of transparency, the Disclosure Committee is responsible for identification, improvement and documentation of the internal controls, identifying points of control, risks and opportunities for improvement. The principal objective of this work is to provide support for the published financial statements.

             Internal Controls area – verification of SOX, jointly with the business areas, the internal controls area annually undertakes the work of mapping and confirming SOX-related controls in order to check that the those supporting the Financial Statements are reliable, identifying points for attention and aspects for improvement. Matters of material importance are discussed in the Disclosure Committee.

21.2. Material act or fact disclosure policy adopted by the Company, indicating procedures for keeping undisclosed material information confidential

POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS

AND TRADING OF SECURITIES

This document establishes the Policy on Disclosure of Material Acts or Facts and Trading of Securities of BRF S.A. (“Company” or “BRF”), approved by BRF’s Board of Directors at the meeting of [date], and produced in accordance with the prevailing text of the Brazilian Securities and Exchange Commission (“CVM”)’s Instruction 358 of January 3, 2002 (“CVM Instruction 358/02”).

1.         PURPOSE AND SCOPE:

1.1          BRF has always maintained relations with its investors and the market in general based on high standards of conduct and transparency, as demanded by laws and regulations applicable to publicly traded companies listed in Brazil and abroad.

1.2          The purpose of BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities (“Policy”) is to establish the rules and procedures that must be observed and applied by Related Persons in the disclosure of information and trading of securities issued by the Company, in order to prevent the improper use of inside information and ensure the regular and transparent trading of securities issued by BRF.

1.3          Everyone subject to this Policy must act in compliance with the principles of good faith, loyalty, transparency and honesty, as well as the with rules established in this Policy, the Company’s Code of Ethics, the regulations of the São Paulo Stock Exchange’s Novo Mercado, the disclosure best practice rules of the Brazilian Association of Publicly Traded Companies (ABRASCA), and the pronouncements of the Guidance Committee for Disclosing Market Information (CODIM).

2.         DEFINITIONS: The terms and expressions listed below, when used in this Policy, will have the following meanings:

“Controlling Shareholders” or “Controlling Companies” or “Controller”: The shareholder or group of shareholders related through a shareholders’ agreement or under common control that (i) owns the partnership rights that permanently ensure predominance in corporate decision taking and the power to appoint the majority of administrators; and (ii) effectively exercises the power to control the direction of corporate activities and guide the functioning of the Company’s bodies, under the terms of Law 6,404/76.

“Administrators”: The statutory directors and members of the board of directors (full and alternate members) of a company or entity.

“Material Act or Fact” or “Material Acts or Facts”: Any decisions by Controlling Shareholders, general meetings or administrative bodies of the Company, or any other act or fact of political/administrative, technical, business or economic/financial nature, occurring in or related to its business, that could significantly influence: (i) the price of the Company’s Securities; (ii) investors’ decision to buy, sell or hold these Securities; or (iii) investors’ decision to exercise any rights arising from ownership of the Company’s Securities.

“BM&FBOVESPA”: BM&FBOVESPA S.A.: Bolsa de Valores, Mercadorias e Futuros [Stock, Commodities and Futures Exchange Market].

“Stock Exchanges and/or Over-the-Counter Market”: Stock exchanges and/or organized over-the-counter (OTC) market entities through which securities issued by BRF are traded, now or in the future, in the country or abroad.

“Company” or “BRF”: BRF S.A. (BRF)

“Fiscal Council Members”: Members of a company’s Fiscal Council, either full or alternate members.

“Commercial Contacts”: All persons who have knowledge of information concerning BRF’s Material Acts or Facts, arising from their commercial or professional relationship, or relationship of trust, with BRF, such as independent auditors, lawyers, consultants and institutions in the securities distribution system.

“CVM”: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

“CFO”: The Chief Financial Officer and Investor Relations Director of BRF, responsible for providing information to the Investing Public, the CVM, the SEC, and Stock Exchanges and/or OTC Markets, in Brazil or abroad, and for maintaining BRF’s public company registration up to date.

“Former Administrators”: Former statutory directors and members of the Board of Directors (full or alternate members) who no longer participate in the administration of a company.

“Employees and Collaborators”: BRF employees and executives, as well as any people who, due to their position at the Company, have access to any Inside Information.

“Inside Information”: Material Acts or Facts not yet reported to the CVM, the United States Securities and Exchange Commission (“SEC”), the Stock Exchange and/or the OTC Market and, simultaneously, to the Investing Public.

“CVM Instruction 358/02”: CVM Instruction 358 of January 3, 2002 (including subsequent amendments), or an equivalent standard that may succeed it, which governs the disclosure and use of information about Material Acts or Facts related to public companies, as well as the trading of securities issued by public companies pending Material Facts not yet disclosed to the market, among other subjects.

“Law 6,404/76” or “Corporations Act”: Law 6,404 of December 15, 1976 (including subsequent amendments), which governs corporations.

“Bodies with Technical or Advisory Functions”: BRF’s bodies created by its bylaws, with technical functions or having the purpose of advising its administrators.

“Associated Persons”: People who have the following kinds of relationships with Related Persons (as applicable): (i) spouse, not legally separated; (ii) companion; (iii) family member; (iv) any dependent person included on a Related Person’s annual income tax declaration; (v) Subsidiaries, controlled directly or indirectly, whether through the Company’s Administrators, Fiscal Council Members or members of Bodies with Technical or Advisory Functions, or through Associated Persons; (vi) investment funds managed by Related Persons; (vii) any body whose Director or Board Member is also a member of BRF’s Executive Board or Board of Directors; and (viii) people hierarchically superior or subordinate to Related Persons.

“Related Persons”: This term can mean: (i) the Company itself; (ii) its Administrators, Controlling Shareholders, Fiscal Council Members, and members of other Bodies with Technical or Advisory Functions of BRF; (iii) its Employees and Collaborators; and (iv) any person who, due to his/her position or function at the Company, at a Subsidiary, at Subsidiaries, or at Affiliates, is aware of information that could constitute a Material Act or Fact concerning BRF.

“Policy”: The present Policy on Disclosure of Material Acts or Facts and Trading of Securities of BRF.

“Investing Public”: Securities investors, analysts and other capital market agents.

“SEC”: The Securities and Exchange Commission, the securities market regulator of the United States of America.

“Affiliates”: All companies over which BRF has significant influence, as defined in article 243 of the Brazilian Corporation Law, as amended by Law 11,941/09 1, in Brazil or abroad, and which are also identified as Related Parties, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Subsidiaries”: All companies that are controlled by BRF, directly or indirectly, as defined in article 243, section 2 of the Brazilian Corporation Law 2, in Brazil or abroad, and which are also identified as Related Parties, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Declaration of Acceptance”: Document to be signed in accordance with article 15, section 1, part I, and article 16, section 1 of CVM Instruction 358/02, and in line with the template presented in Appendix I.

“Securities”: These encompass any shares, debentures, subscription warrants, receipts (including those issued outside Brazil backed by shares), subscription rights, promissory notes, call or put options, bonds, indexes and derivatives of any kind, any other collective investment titles or contracts issued by BRF, or titles or instruments related to them that are considered in law to be securities.

3.            POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS:

3.1          The aim of the present policy adopted by BRF for disclosing Material Acts or Facts is to ensure achievement of the objectives of amplitude, quality, transparency, efficiency and equal treatment for shareholders in the disclosure of information that constitutes Material Acts or Facts related to the Company’s Securities.

3.2          The present policy on information disclosure also seeks to ensure that the Investing Public, Employees and Collaborators, and capital market participants in general retain their trust in the accuracy of BRF’s operational and financial information, and that of its Subsidiaries. This policy also governs the disclosure of material information to the specialist press, the company’s Employees and Collaborators, and the general public.

Material Acts or Facts

3.3          In line with the definition used in this Policy, a Material Act or Fact means any decision by Controlling Shareholders, general meetings or administrative bodies of the Company, or any other act or fact of political/administrative, technical, business or economic/financial nature, occurring in or related to its business, that could significantly influence: (i) the price of the Company’s Securities; (ii) investors’ decision to buy, sell or hold these Securities; or (iii) investors’ decision to exercise any rights arising from ownership of the Company’s Securities.

3.4          In order to facilitate the identification of situations that represent Material Acts or Facts, article 2 of CVM Instruction 358/02 provides non-exhaustive examples of Material Acts or Facts.

3.5          BRF’s Administrators are responsible for thoroughly analyzing any concrete situations that may arise in the Company’s operations, always considering their materiality, concreteness or strategic importance, in order to verify whether or not such situations constitute Material Acts or Facts.

3.6          With regard to the hypotheses referred to in CVM Instruction 358/02 concerning (i) the acquisition of other companies or the operating assets of other companies by BRF or its Subsidiaries or Affiliates, (ii) the disposal of equity stakes or operating assets by the Company or its Subsidiaries or Affiliates, (iii) mergers, incorporations or the incorporation of shares involving the Company or its Subsidiaries or Affiliates, and (iv) investments by the Company, or its Subsidiaries or Affiliates, the existence of a Material Act or Fact will be verified when the operation represents five percent (5%) or more of the market value of the Company and also:

1 Section 4 of article 243 of Law 6,404/76 considers “significant influence” to exist when the investor holds or exerts power to participate in decisions concerning the affiliate’s financial or operational policies, without controlling it; section 5 of this same article, in turn, establishes that there is a presumption of significant influence when the investor owns 20% (twenty percent) or more of the capital of the affiliate, without controlling it.

2 Control is characterized by the power effectively used to direct corporate activities and guide the functioning of the respective company’s bodies, directly or indirectly, in practice or law. There is a relative presumption of control regarding a person or group of persons related through a shareholders’ agreement or under common control that holds shares giving an absolute majority of votes of shareholders present at the company’s last three general meetings, even if this person or group does not own enough shares to ensure the absolute majority of voting capital.

(i)             if an audit has been initiated to execute the operation; or

(ii)           if a binding proposal has been made in order to execute the operation; or

(iii)          if BRF, or one of its Subsidiaries or Affiliates, has the intention to conduct a competitive process to execute the operation, without prejudice to other situations in which the concrete and effectively demonstrable intention to execute it may be verified.

3.7          For the purposes of this Policy, the mere prospecting for investment or business opportunities by BRF will not constitute a Material Act or Fact, even if this involves the signing of confidentiality agreements, which must be kept in the strictest confidence by the Related Persons.

3.8          The Company will immediate disclose any of the situations described in items 3.5 to 3.7, even though they are not characterized as a Material Act or Fact, if its existence is leaked to the market and results in an atypical fluctuation in the price or trading volume of the Company’s Securities.

3.9          Any Related Person or Associated Person who is unsure of whether a determined situation constitutes a Material Act or Fact, or the appropriate conduct for such a situation under the terms of this Policy, must contact BRF’s CFO or its Investor Relations area to obtain the necessary clarification.

Duties of the CFO

3.10       The CFO is responsible for the following:

a)             Disclosing and reporting any Material Act or Fact that has occurred or is related to the Company’s business, immediately after its occurrence, to the CVM, the SEC, the Stock Exchanges and/or the OTC Market and organized OTC entities through which BRF’s Security are traded;

b)             Striving to distribute this information widely, immediately and simultaneously to all markets on which these Securities are traded, in Brazil or abroad;

c)              Providing requested information, if the CVM, the SEC, Stock Exchanges and/or the OTC Market demand clarifications to support the reporting and disclosure of the Material Act or Fact;

d)             Evaluating the need to request the suspension of trading in BRF’s Securities – always simultaneously to Brazilian and foreign Stock Exchanges and/or the OTC Market – for the time required for the adequate communication of the Material Act or Fact;

e)             If it is essential to disclose information during trading hours, trading in Brazil will not be suspended while Stock Exchanges and/or the OTC Market in other countries are functioning, and while trading in Securities has not been equally suspended on these Stock Exchange and/or the OTC Market; and

f)              If there are atypical fluctuations in the price or trading volume of BRF’s Securities or related securities, the CFO will, at his/her sole discretion, investigate any people who may have information not yet disclosed to the market, in order to assess the need to disclose it immediately in accordance with this Policy, and to keep records of this procedure.

Duties of Controlling Shareholders, Administrators, Fiscal Council Members, Employees and Collaborators, and the Members of Any Bodies with Technical or Advisory Functions

3.11       Controlling Shareholders, Administrators, Fiscal Council Members, Employees and Collaborators with access to Inside Information, and members of any Bodies with Technical or Advisory Functions, are responsible for the following:

a)             Informing the CFO or, in his/her absence, BRF’s Investor Relations area, of any information deemed to characterize a Material Act or Fact. The CFO (or Investor Relations area) will then be responsible for deciding on the need to disclose the information to the market and the level of detail to be disclosed;

b)             Promptly responding to requests for clarification made by the CFO to verify the occurrence of a Material Act or Fact;

c)              Following disclosure under the terms of part “a” above (a decision having been made not to maintain the information’s confidentiality as provided for in article 6 of CVM Instruction 358), if it is found that the CFO failed to disclose the Material Act or Fact widely to the market, this Material Act or Fact must be reported immediately to the CVM, in writing, under the terms of section 2, article 3 of CVM Instruction 358; and

d)             Maintaining the confidentiality of Inside Information to which they have access due to the position or function they hold, until it has been properly reported to the market under the terms of this Policy, and striving for subordinates and third parties in their trust to do the same.

BRF’s Disclosure Procedures

3.12       Disclosure will take place (i) through electronic means to the relevant regulatory authorities and the Stock Exchanges and/or OTC Market on which the Company’s Securities are traded, and (ii) through publication in newspapers of large circulation used regularly by the Company. Such notices in newspapers may be summaries provided that BRF’s Investor Relations website address is stated, where the complete information will be available in clear, precise form and in accessible language. The notices governed by this Policy will be given in Portuguese and English. The information provided to regulatory authorities and disclosed on the Company’s Investor Relations website must be constantly updated and will include identical information to that submitted to the CVM, the SEC, and the Stock Exchanges and/or OTC Market on which BRF’s Securities are traded.

3.13       The disclosure of a Material Act or Fact must take place simultaneously on all the markets where BRF’s Securities are traded, whenever possible before the start or after the end of trading on Stock Exchanges and/or the OTC Market located in Brazil or abroad. If there is incompatibility, the Brazilian market’s trading hours will prevail.

3.14       The disclosure of information to the Investing Public must take place in a general manner. If information characterized as a Material Act or Fact is inadvertently revealed to a person or specific group of people, the Company, through the CFO, will immediately disclose the information extensively to the market, in accordance with this Policy.

Exception from Immediate Disclosure

3.15       It will be permitted to not disclose Material Acts or Facts to the market in exceptional cases when Controlling Shareholders or Administrators, as appropriate, understand that their disclosure would endanger BRF’s legitimate interests.

3.16       In the circumstances described in the previous item, the Controlling Shareholders or Administrators (the latter through the CFO), as appropriate, may decide to submit to the CVM a request to not disclose to the public the Material Act or Fact. In this case, the request must be sent to the President of the CVM, in a sealed envelope marked with the word “Confidential,” setting out the justification for the request for confidentiality.

3.17       The Controlling Shareholders or Administrators (the latter through the CFO), as appropriate, are obliged to immediately inform the market of a Material Act or Fact if the information escapes their control, or if there is an atypical fluctuation in the price or trading volume of the Company’s Securities or related securities.

3.18       The requirement specified in item 3.16 will not relieve Controlling Shareholders and Administrators of their responsibility to disclose the Material Act or Fact.

Disclosing Results and Other Information

3.19       It is not BRF’s policy to disclose comments on results forecasts and reports produced by investment analysts. However, the CFO may provide investment analysts and the market in general with information deemed pertinent to enable proper evaluations of the Company’s Securities. To this effect, he/she may comment on the facts and premises present in models used by such analysts. The conclusions that these analysts have arrived at in their reports will not be commented on. The Company will not circulate to any interested parties, nor endorse, any report that has been produced by investment analysts.

3.20       Any disclosed information that relates to forecasts of any kind will be accompanied by statements (i) indicating that this information should be evaluated by market participants with particular caution, as it concerns information that is not yet confirmed, but rather based on the mere expectations of the Company’s administration, and (ii) identifying factors considered important, which could lead to different results from those expected by the Company’s administration.

3.21       If BRF’s Administrators find that a previously disclosed Material Act or Fact, including any forecast, was or became significantly inaccurate, the CFO will immediately disclose the correct information as soon as the error has been identified, and will then correct the periodic information submitted to the CVM.

3.22       Information that is unfavorable or negative with respect to the Company will be disclosed in the same manner and in the same timescale as favorable information.

Disclosure of Quarterly and Annual Results

3.23       Without prejudice to other information required by the CVM and the SEC, BRF will prepare and submit to these two organizations the following information:

To the CVM 3

a)                  Reference form, which must be submitted annually in up to five (5) months counting from the end of the financial year;

b)                 Annual financial statements, which must be reported, in Portuguese and English versions, within the timeframes established in the Brazilian Corporation Law;

c)                  Standardized financial statement form (known by Portuguese acronym “DFP”), which must be submitted to the CVM within three (3) months of the end of the financial year, or on the same date that the financial statements are disclosed, whichever occurs first;

d)                 Quarterly financial information form (known by Portuguese acronym “ITR”), which must be submitted by the issuer within one (1) month of the end of each quarter;

To the SEC 4

e)                 20F Form: In accordance with the timeframes established by the SEC; and

f)                   6K Forms: Any documents submitted to the CVM through the CVM’s “IPE” document submission system, at the same time as the publication (or provision) of such information in the Portuguese version. 5

3.24       Information will be disclosed to the Brazilian and foreign markets on which the Company’s Securities are traded, outside the trading hours of the Stock Exchanges and/or OTC Market.

3.25       The information referred to in item 3.23 will be simultaneously posted on BRF’s website and sent to analysts and investors in the Company’s records.

3.26       On these occasions, the Company will seek to hold press conferences with the specialist press, in order to promote widespread knowledge of its quarterly and annual results, but without disclosing other information not disclosed to the capital market.

3 The documents related to CVM Instruction 481 of December 17, 2009 will be presented at the moment when the Ordinary General Meeting of BRF’s shareholders is convened.
4 All forms submitted to the SEC must be delivered to the CVM through the IPE system, translated into Portuguese, concurrently with the registration of this information at the SEC.
5 These documents must also be simultaneously filed at the stock exchanges and/or organized OTC market entities through which securities issued by BRF are traded, now or in the future, in Brazil or abroad.

Annual Calendar

3.27       By December 10 of each year, BRF must send BM&FBOVESPA and publicly disclose an Annual Calendar for the following calendar year, specifying at least the names and dates of company acts, events and public meetings with analysts and any other interested parties, and the reporting of financial information scheduled for the following calendar year.

3.28       Any subsequent delays in relation to the events contained in the Annual Calendar presented must be reported to BM&FBOVESPA and publicly disclosed at least five (5) days before the planned date for holding the event. If the alteration is not disclosed within this timeframe, besides altering the Annual Calendar, the Company must issue a statement to the market before holding the event, specifying the reasons for the alteration to the Annual Calendar.

Quiet Period 6

3.29       The “Quiet Period” before the public disclosure of financial statements is the conduct that must be followed by companies, in accordance with prevailing legislation and regulations, to not disclose inside information about their results to people other than the professionals involved in preparing these financial statements, having them approved by the Executive Board and Board of Directors (which precedes submitting this information to the CVM and the Stock Exchanges and/or OTC Market), and publicly disclosing it.

3.30       BRF adopts the Quiet Period system in the period of fifteen (15) days before the public disclosure of the Company’s quarterly information (ITR) and annual information (DFP), the submission of Reference Forms to the CVM, and the sending of 20-F Forms to the SEC.

3.31       Related Persons are subject to the Quiet Period.

3.32       Information classified as a Material Act or Fact, and that is not directly related to as-yet undisclosed financial information, must continue to be disclosed normally to the market in accordance with this Policy.

3.33       Information about financial statements that could yet be adjusted and that have not yet been audited and approved by the Executive Board and Board of Directors will not be disclosed.

3.34       BRF will declare an internal Quiet Period for Related Persons during periods when public offerings and/or structured operations are under way, as provided for in capital market legislation. In such cases, Related Persons will not participate in public meetings and press conferences.

3.35       In exceptional cases of involuntary leakage of this information, and in atypical or accidental cases, the Company must inform the CVM and report the data that have leaked into the market as quickly as possible, using the procedures established in this Policy, in order to equalize information in the market.

Teleconferences / Simultaneous Transmissions

3.36       Teleconferences or simultaneous transmissions will be held after results are announced.  In addition, one-off teleconferences may be held whenever necessary, at the CFO’s discretion.

3.37       During teleconferences or simultaneous transmissions, information disclosed to the market through notices published in the press may be discussed in greater depth.

3.38       Teleconferences or simultaneous transmissions will always be conducted by the CFO, but other Company directors may also participate in them.

3.39       Such conferences or simultaneous transmissions will be transcribed and posted on BRF’s Investor Relations website.

Meetings with Analysts and Investors

6 CODIM Guidance Ruling 7, of September 22, 2009.

3.40       The Company may give public presentations, in Brazil or abroad, at events organized by capital market entities or financial institutions, or arranged following a decision taken by its Administrators.

3.41       Whenever deemed appropriate and under the CFO’s supervision, the Company may organize meetings with investors, whether current or potential, or participate in conferences organized by market institutions.

3.42       Contact with investors and investment analysts will always be made by the CFO and/or representatives of the Investor Relations area, who may invite other Company directors and executives to accompany them.

3.43       The CFO may forward information or material about BRF that is already publicly known and disclosed to the market, to meet requests made by investors and investment analysts.

3.44       All information and presentations used at these meetings will be filed at the CVM, SEC, Stock Exchanges and/or OTC Market, and posted on BRF’s Investor Relations website.

Responses to Rumors

3.45       It is BRF’s policy not to comment on rumors or speculation originating in the market, except in extreme situations that cause, or could cause, significant volatility in the Company’s Securities or related securities.

Relations with Strategic Partners

3.46       When necessary, the exchange of non-public material information with strategic partners will always be accompanied by a formal confidentiality agreement. If such information is inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the CFO will immediately provide for the widespread disclosure of this same content to the market.

Sharing of Information between the Investor Relations Area and Other Areas of BRF’s Administration

3.47       The Company’s other Administrators will keep the CFO continuously updated with extensive information of strategic, operational, technical or financial nature. The CFO will be responsible for deciding on the need to disclose this information to the public and the level of detail to be disclosed.

Procedures for Reporting Information on Share Transactions Made by Administrators and Other Parties

3.48       The Administrators, Fiscal Council Members and the members of any of BRF’s Bodies with Technical or Advisory Functions are obliged to inform the Company, in line with Appendix II, of the quantity, characteristics and form of acquisition: (i) of BRF Securities, or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, which they possess; and (ii) changes to their positions. They must also specify the Securities and/or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, held by: (i) their spouse, from whom they have not legally separated; (ii) their companion; (iii) any dependent included in their annual income tax declaration; and (iv) directly or indirectly controlled companies.

3.49       The Company must be informed: (i) immediately after the people mentioned in the item above take office; and (ii) no more than five (5) working days after the end of the month in which there has been a change in their securities, indicating the balance of their position in the period.

3.50       If any of the Administrators, Fiscal Council Members, or members of any of BRF’s Bodies with Technical or Advisory Functions assumed their respective positions before the present Policy came into force, such persons must promptly inform the Company, in accordance with Appendix III, of the current quantity, characteristics and the form of acquisition of Securities issued by the Company and/or securities issued by Subsidiaries or Parent Companies (that are public companies), or related securities, that they own, in order for the Company to adopt the same procedure described in item 3.51 below.

3.51       The CFO, through the Company’s Investor Relations area, will submit all information received to the CVM and, if appropriate, to the SEC and the Stock Exchanges and/or the OTC Market on which the Securities are traded, no more than ten (10) days after the end of the reference month.

Procedures for Reporting and Disclosing Acquisitions or Disposals of Significant Equity Stakes

3.52       The Controlling Shareholders, direct or indirect, and the shareholders who appointed members of the Board of Directors or Fiscal Council, as well as any individual, legal entity or group of people acting together or representing a shared interest that obtains a direct or indirect stake corresponding to 5% (five percent) or more of the type or class of shares (or any rights to shares and other securities) representing BRF’s capital, must send the Company a notice in line with Appendix IV of the present Policy, immediately after reaching the aforementioned stake.

3.53       Likewise, the same information must be disclosed by a person or group of people representing a shared interest that owns an equity stake of or above the percentage specified in item 3.52 above, each time that this stake: (i) rises by 5% (five percent) of the type or class of shares representing BRF’s equity capital; or (ii) falls by 5% (five percent) of the total type or class of shares representing the Company’s equity capital, due to sale or liquidation.

3.54       In cases where the acquisition results in, or was executed in order to bring about, a change in the composition of control or administrative structure of BRF, and in cases in which the acquisition generates the obligation to conduct a public offering, under the terms of CVM Instruction 361, of March 5, 2002, the acquirer must also publish a notice related to the Material Act or Fact, containing the information specified in article 12 of CVM Instruction 358/02.

3.55       As soon as this information is received by the Company, the CFO is responsible for sending it, through BRF’s Investor Relations area, to the CVM and, if appropriate, to the SEC and the Stock Exchanges and/or OTC Market on which the Company’s Securities are traded.

3.56       Regardless of the provisions of items 3.52 and 3.53 above, the Controlling Shareholders, and their respective spouses, companions and dependents included in the annual income tax declaration of Controlling Shareholders, must inform BRF of any trades that they have made, or any changes that have occurred in their ownership of Securities, and the price, if appropriate. Every month, no more than ten (10) days after the end of each month, the Company must send BM&FBOVESPA the information specified in this item, in individual and consolidated form.

4.         POLICY ON TRADING:

4.1          The present Policy on Trading determines: (i) the rules to be observed by Related Persons when trading Securities issued by BRF, imposed by CVM Instruction 358/02; and (ii) the internal Securities trading policy adopted by BRF. One of its main objectives is to contribute to compliance with laws and rules prohibiting insider trading.

4.2          Related Persons must sign the respective Declaration of Acceptance of the present Policy, in accordance with article 15, section 1, part I and article 16, section 1 of CVM Instruction 358/02, in line with the template in Appendix I, and are prohibited from trading Securities issued by BRF during the prohibition periods provided for in this Policy.

4.3          At its head office, BRF will keep a list of people who have signed the Declaration of Acceptance, which will be continually updated by the Company and made available to the CVM. Whenever there are changes in their registration details, those who have signed the Declaration of Acceptance must report them immediately to the Company.

4.4          The prohibitions established in this Policy must also be observed by Associated Persons and Commercial Contacts, and the respective Related Persons will be responsible for guiding them on the start and end of Blackout Periods.

Prohibition on Trading Pending the Disclosure of Material Acts or Facts

4.5          Trading in Securities by Related Persons is prohibited during the period of 15 (fifteen) days before the disclosure or publication, as appropriate, of the Company’s quarterly information (ITR), annual information (DFP) and 20-F Form.

4.6          Trading in Securities by Related Persons is also prohibited until the Company discloses Material Acts or Facts to the market, in the following cases:

a)                  Whenever there is a Material Act or Fact in BRF’s business of which Related Persons are aware;

b)                 Whenever there is the intention to conduct an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

c)                  When a public distribution of Securities issued by the Company is under way;

4.7          The direct and indirect Controlling Shareholders and the Administrators of BRF and its Subsidiaries may not trade in the Company’s Securities, or related securities, whenever an acquisition or disposal of the Company’s shares is being undertaken by the Company itself, its Subsidiaries or Affiliates, or another company under shared control, or if an option or mandate for the same purpose has been granted.

4.8          In the cases specified in item 4.6, even after the disclosure of a Material Act or Fact, the prohibition on trading will remain in effect if BRF considers that such trading could interfere with the Company’s share dealing conditions and so result in losses for BRF itself or its shareholders. Whenever BRF decides to prolong a trading prohibition, the CFO will report the decision in an internal memo.

Establishment of Blackout Periods

4.9          If the existence of a Material Act or Fact is verified, the CFO may establish a Blackout Period, without being obliged to present any justification, until this Material Act or Fact has been duly reported to the market. If he/she exercises this option, the CFO must explicitly specify the start and end dates of the Blackout Period, and the Related Persons must maintain confidentiality during this period.

4.10       The lack of a notice from the CFO about the Blackout Period will not exempt anyone from the duty to comply with the present Policy, as well as the provisions of Instruction 358/02 and other regulatory acts issued by the CVM.

Prohibition on BRF Deliberating on the Acquisition or Disposal of Shares Issued by Itself

4.11       BRF’s Board of Directors may not deliberate on the acquisition or disposal of shares issued by itself until the events described below have been disclosed through the publication of a Material Act or Fact:

a)                  Signing of any agreement or contract to transfer control of the Company, or to grant an option or mandate for the same purpose; and

b)                 The existence of the intention to undertake incorporation, total or partial spin-off, merger, transformation or corporate reorganization.

4.12       If, following approval of the buyback program, a fact that fits any of the hypotheses above occurs, BRF will immediately suspend operations involving shares that it has issued until the respective Material Act or Fact has been disclosed.

Exceptions to the Prohibition on Trading in BRF’s Securities

4.13       The prohibition provided for in item 4.5 (period of 15 days before the disclosure or publication of quarterly and annual information, and 20-F Form) and item 4.6, part “a” and “b” (pending the disclosure of a Material Act or Fact) and the intention to undertake an incorporation, total or partial spin-off, merger, transformation or corporate reorganization do not apply to operations involving treasury stock, through private trades, linked to the exercise of call options in accordance with the stock option award plan approved by BRF’s general meeting.

Individual Investment Programs

4.14       The prohibition provided for in item 4.5 (period of 15 days before the disclosure or publication of quarterly and annual information, and 20-F Form) does not apply to trading in Securities conducted by the Administrators, Fiscal Council Members, and the members of other Company Bodies with Technical or Advisory Functions created by statutory provision, as well as those of the Company’s Subsidiaries and Affiliates, who have joined Individual Investment Programs, provided that such programs meet the requirements established in this Policy, and provided that the Company has approved a schedule setting specific dates for the disclosure of quarterly and annual information.

4.15       The Individual Investment Program must: (i) be filed in advance with the CFO, 15 (fifteen) days before the start of its implementation; and (ii) have a duration of at least 90 (ninety) days. The interested party must specify, at least, the approximate quantity of Company Securities, or related securities, that the Related Person intends to trade during the period and the respective price parameters. Once the Individual Investment Program has ended, the interested party must present a brief report about the operations conducted.

4.16       The Individual Investment Program must also establish: (i) the irrevocable and irreversible commitment of its participants to trade Company Securities or related securities during the period in accordance with the quantity and price parameters established in it; (ii) the impossibility of implementing the plan if a Material Act or Fact undisclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly information (ITR) and annual information (DFP), as well as the 20-F Form; (iii) the obligation to extend the trading commitment, even after the end of the originally planned period to bind the participant to the plan, if a Material Act or Fact undisclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly and annual information; and (iv) the obligation of its participants to return to the Company any losses avoided or gains made in trades involving shares issued by the Company arising from any alteration in the disclosure dates of quarterly and annual information, calculated using reasonable criteria determined in the plan itself.

BRF’s Stock Option Plan

4.17       It is BRF’s policy to award options to purchase Company-issued shares to determined executives, in accordance with the plan approved by the general meeting, in order to align the interests of this plan’s participants with the Company’s long-term objectives.

4.18       The shares acquired through the exercise of awarded options, in accordance with the plan specified in item 4.17, may not be disposed of during the periods of prohibited or limited share trading established in this Policy, nor during periods when the share buyback program is being executed by the Company itself.

BRF’s Share Buyback Program

4.19       The programs to buy back shares issued by BRF are designed to retain treasury stock (and subsequently dispose of and/or cancel it without reducing the capital stock), in order to: (i) meet the Company’s obligations arising from stock option plans; and/or (ii) maximize the generation of value for shareholders through the efficient administration of the Company’s capital structure.

4.20       The buyback programs will determine the timeframes for their execution and the maximum quantity of shares that the Company intends to acquire.

4.21       Share buybacks under the terms of the approved programs will be conducted in linear form over the execution period established by BRF’s Executive Board (this period must comply with the maximum buyback period stipulated by the Board of Directors) regardless of the share price, provided that the CVM’s regulations are respected. This means that the daily buyback limit will be determined by dividing the maximum quantity of shares that the Company intends to acquire by the number of days established to execute the program.

4.22       The buybacks must not significantly influence the daily stock exchange trading volume of these shares.

4.23       The prohibitions and limits on the acquisition of BRF’s Securities established in items 4.5 and 4.6 of this Policy apply to the share buyback programs.

General Provisions

4.24       Former Administrators may not trade in the Company’s Securities during the following periods:

a)                  For six (6) months after they have left the Company; or

b)                 Until the Company has informed the market of the Material Act or Fact related to the operations that the former Administrator participated in or knew about while performing his/her functions. If appropriate, a requirement to abstain from trading as described in item 4.8 of this Policy will apply to the former Administrator, and in this case, this requirement will be communicated to him/her in advance by the CFO.

4.25       The prohibitions on trading established in this Policy apply to trading conducted directly by Related Persons, as well as that conducted indirectly, through: (i) Associated Persons, or (ii) third parties with whom Related Persons have entered into trust agreements or share portfolio administration arrangements.

4.26       For the purposes of the provisions of item 4.25, trading conducted by investment funds that the people subject to the present Policy own shares in is not considered to be indirect trading, provided that: (i) the investment funds are not exclusive; and (ii) the trading decisions of the investment fund administrator or manager cannot be influenced by the fund’s share owners.

Changes to the Policy on Trading

4.27       The Policy on Trading established herein may only be altered by a resolution of the Board of Directors, and in no circumstances may it be altered while the disclosure of a Material Act or Fact is pending.

5.         FINAL PROVISIONS AND PENALTIES:

5.1          The Company’s CFO is the person responsible for executing and monitoring BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities.

5.2          BRF’s Governance, Sustainability and Strategy Committee is responsible for issuing analyses and official opinions concerning subjects related to the Policy, when this is requested by the Board of Directors.

5.3          Violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6,385/76, and offenders will be subject to penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

5.4          The occurrence of events constituting indications of crime must be reported by the CVM to the Public Prosecution Ministry, under the terms of the law.

5.5          The provisions of this Policy do not remove the responsibility, arising from legal and regulatory provisions, of third parties not directly linked to the Company, who know of Material Acts or Facts, and trade in Securities issued by the Company.

6.         CONTRACT TERM:

The standards established in this instrument come into force on the date it is approved by the Board of Directors. The Policy will remain in effect indefinitely until changed by a new resolution of the Board of Directors. BRF will amply disclose this Policy, which will be posted on the Company’s intranet for immediate consultation to resolve people’s queries, and will take all necessary measures to obtain the formal acceptance of the people who ought to submit to it, in accordance with Appendix I.

Appendix I

DECLARATION OF ACCEPTANCE OF THE POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING OF SECURITIES

Through this instrument, for the purposes of article 15, section 1, part I and article 16, section 1 of CVM Instruction 358/02, I, [name and position], resident and domiciled at [full address], holder of CPF (“Cadastro de Pessoas Físicas”) number [CPF number] and [state whether “RG” or “RNE”] identity number [ID number and name of entity that issued it], as [position, function or relationship with the company] of [company], a corporation headquartered at [address], registered with the Finance Ministry’s National Registry of Legal Entities (CNPJ) under number [CNPJ number], hereby declare through this Declaration of Acceptance: (i) that I am fully aware of the rules established by BRF’s Policy on Disclosure of Material Acts or Facts and Trading of Securities (“Policy”), a copy of which I have received; (ii) that I explicitly assume the obligation to faithfully abide by these rules; and (iii) that I know that violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6,385/76, and offenders will be subject to penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

OPTIONAL PARAGRAPHS:

I, [name], also declare that I committed to abide by the Policy on Trading of [name of entity], on [date], whose rules are specified in detail in Appendix I of the present Declaration of Acceptance.

I, [name], also declare that I possess my own copy of the Policy on Trading, whose rules are specified in detail in Appendix I of the present Declaration of Acceptance.

The present Declaration of Acceptance is signed in three (3) copies of equal content and form, in the presence of the two (2) witnesses specified below.

[Location and date of signing]

_________________________________

[Name of person making the declaration]

Witnesses:

1. _____________________ Name: ID number: CPF number:	2. _____________________ Name: ID number: CPF number:

Appendix II

TRADES CONDUCTED WITH SECURITIES ISSUED BY

Period:

[month / year]

Name of person acquiring or disposing of the securities:

Position:

Date of trade:

Nature of trade:

Value of security:

Total quantity:

Quantity per type and class:

Price:

Broker used:

Other relevant information:

Location and date:

Signature:

Appendix III

OWNERSHIP OF SECURITIES ISSUED BY

Name of owner:

Position:

Value of securities:

Total quantity:

Quantity per type and class:

Form of acquisition:

Other relevant information:

Location and date:

Signature:

Appendix IV

ACQUISITION OR DISPOSAL OF SIGNIFICANT EQUITY STAKE IN

Period:

[month / year]

Name of person acquiring or disposing of the securities:

Position:

CNPJ/CPF number:

Date of trade:

Nature of trade:

Value of security:

Envisaged quantity:

Quantity per type and class:

Price:

Broker used:

Objective of ownership:

Quantity of debentures convertible into shares, already owned, directly or indirectly:

Quantity of shares subject to conversion of debentures, per type and class, as applicable:

Quantity of other securities already owned, directly or indirectly:

Details of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company:

Other relevant information:

Location and date:

Signature:

21.3. Executive officers and directors responsible for implementing, maintaining, assessing and overseeing the information disclosure policy

All the Company’s administrators shall always maintain the Vice-President of Finances, Control and Investor Relations up to date with sufficient information of a strategic, operational, technical or financial nature and the Vice-President of Finances, Control and Investor Relations shall decide on the need to disclose the matter to the public and on the level of details.

22.1. Acquisition or disposal of any material asset not related to the normal business activities of the Company

                Not applicable.

22.2. Significant changes in the way of Company doing business

                Not applicable.

22.3. Material contracts entered into between the Company and its subsidiaries not directly related to the operating activities

                Not applicable.

22.4. Provide other information that the issuer deems relevant

Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of the two companies.  On July 8, 2009, the merger was approved by the Board of Directors of Perdigão, Sadia and HFF, a holding company composed by Sadia’s controlling shareholders for acquisition purposes. With the agreement, among other things, Sadia became our wholly owned subsidiary and we changed the Company’s name to BRF S.A. (on April 09, 2013, in our Extraordinary General Meeting we changed the name to BRF S.A.). On December 31, 2012, Sadia was incorporated by BRF S.A.

Performance Commitment Agreement (TCD) and Related Agreements

On July 13, 2011, the Administrative Counsel for Economic Defense (CADE) approved the merger, conditioned to the compliance with the TCD agreement settled on July 18, 2011. The conditions established on the TCD are described in the Company’s 20F “Item 4 – Information on the Company – History and Development of the Company -- Business Combination with Sadia - Antitrust Approvals”.

On March 30, 2013, we signed a contract with Marfrig for an asset exchange according to the TCD agreement. The terms of such contract are set forth in Company’s 20F “Item 4 – Information on the Company – History and Development of the Company – Recent Acquisitions and Investments – Business combination with Sadia.” On June 11, 2012, the initial closing of our transaction with Marfrig occurred.

Recent Acquisitions

Aquisições, Joint Ventures and Other Investments

In 2012, we acquired the following companies or closed the following transactions:

•        In February 2012, we established the 50-50 joint venture with DCH envisioned by our May 2011 letter of intent, aimed at gaining access to the Chinese distribution market, engaging in local processing, developing the Sadia brand in China, and reaching retail and food service channels in continental China, Hong Kong and Macau.  The 50-50 joint venture between BRF and DCH, named Rising Star Food Company Limited, covers both in natura and processed products, and will focus on overall capacity building and the relevant business operations in local market.  For more information on this joint venture, see Note 1.3 to our consolidated financial statements for the year ended December 31, 2012.

•        In June 2012 we undertook the initial closing of our transaction with Marfrig, which completes the segregation of Quickfood from Marfrig. With this transaction, BRF has acquired 90.05% of the shares of Quickfood, which was valued at R$463.6 million.  Quickfood is one of the leading meat processors and packagers of meat in Argentina, producing meat cuts and derivatives, and has approximately 3,200 employees. Through its brand Paty, Quickfood is the leading provider of frozen hamburger in the domestic market and the second largest producer of Vienna sausages. Quickfood also offers other frozen products and derivatives.

•        In October 2012, we announced that the company signed a binding offer to acquire, through our subsidiary in Austria, a 49.0% equity stake and management control of Federal Foods Limited (“Federal Foods”), a privately held company headquartered in Abu Dhabi, United Arab Emirates for U.S.$37.1 million.  The remaining share equity stake in Federal Foods will be maintained by Al Nowais Investments, the current owner of Federal Foods.  We will hold management control as established a shareholders agreement and will consolidate Federal Foods in our financial statements.  Established in 1991, Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates six branches in the United Arab Emirates and one in the State of Qatar. It recorded U.S.$266 million net sales and distributed 92 thousand tons of products in 2011. The transaction was closed in January 2013.  For more information on this transaction, see Note 38.1 to our consolidated financial statements for the year ended December 31, 2012.

•        BRF and Carbery Group announced in November 2012 the formation of a 50-50 joint venture to convert liquid whey into value-added products.  The U.S.$50 million investment will be placed in Três de Maio, the State of Rio Grande do Sul and will use Carbery’s innovative technology to process whey (a by-product of cheese production), at our cheese manufacturing facilities. Carbery, with revenues of €257 million (2011) employs over 500 people globally with 200 in Ireland and is a leading player in the manufacture of whey-based ingredients internationally. The joint venture will house an advanced manufacturing plant to produce nutritional ingredients. These ingredients are used by leading consumer brands in baby food and sports nutrition, among others uses. The joint venture, called Nutrifont, will be the first Brazilian unit to produce whey derivatives and is going to operate in South America.  For more information on this transaction, see Note 1.4 to our consolidated financial statements for the year ended December 31, 2012.

This is a Free Translation prepared by BRF S.A.

Any questions arising from the text should be clarifyed by consulting the original.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 6, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director